As filed with the Securities and Exchange Commission on June 27, 2011
Registration No. 333-173506
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BRIGHTSTAR CORP.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	5065	33-0774267
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
9725 N.W. 117th Ave.
Miami, Florida 33178
(305) 421-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

R. Marcelo Claure
Chairman and
Chief Executive Officer
Brightstar Corp.
9725 N.W. 117th Ave.
Miami, Florida 33178
(305) 421-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Clayton E. Parker K&L Gates LLP 200 South Biscayne Boulevard Suite 3900 Miami, Florida 33131 (305) 539-3300	Kris F. Heinzelman William J. Whelan, III Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 27, 2011.

           Shares

Brightstar Corp.

Class A Common Stock

This is an initial public offering of Class A common stock by Brightstar Corp.

We are selling           shares of our Class A common stock. The selling stockholders identified in this prospectus, which include R. Marcelo Claure, our Chairman and Chief Executive Officer, and Lindsay Goldberg LLC (“Lindsay Goldberg”), our sponsor, are selling an additional           shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

This is our initial public offering and no public market currently exists for our shares. The estimated initial public offering price is between $      and $      per share.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to 5 votes per share, except in limited circumstances. Following the completion of this offering, Mr. Claure will beneficially own 100% of our outstanding Class B common stock, representing approximately     % of the combined voting power of our outstanding common stock and approximately     % of our total equity ownership assuming the underwriters’ option to purchase additional shares is not exercised.

We intend to apply to have our Class A common stock listed on The Nasdaq Stock Market under the symbol “STAR.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Brightstar Corp.	$	$
Proceeds, before expenses, to selling stockholders	$	$

To the extent that the underwriters sell more than           shares of Class A common stock, the underwriters have the option to purchase up to an additional           shares from Brightstar Corp. and           shares from the selling stockholders at the initial public offering price less the underwriting discounts.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2011.

Goldman, Sachs & Co.	J.P. Morgan

Barclays Capital	Credit Suisse	Jefferies

RBC Capital Markets	Stifel Nicolaus Weisel

Houlihan Lokey	Needham & Company, LLC	Oppenheimer & Co.	Wedbush Securities

          Prospectus dated          , 2011.

Prospectus

Through and including          , 2011 (the 25th day after the commencement of the offering), all dealers that buy, sell or trade in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless the context indicates otherwise, “Brightstar,” the “company,” “we,” “us” and “our” in this prospectus refer to Brightstar Corp. and its subsidiaries. We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including our consolidated financial statements and related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in each case included elsewhere in this prospectus.

Overview

We are a leading global services company focused on serving the key participants in the wireless device industry: manufacturers, operators, retailers and enterprises. Our principal service is value-added distribution, but we also provide supply chain optimization services, retail services, government and value-added resellers (VARs) services and consumer services. We currently offer over 100 individual services in 51 countries and territories across six continents, and we intend to continue to innovate and add services that deliver value to our customers. We believe that our global presence, scale and position in the wireless device industry provide us with unique insights across the entire wireless device industry and enhance our ability to offer differentiated, value-added services to our customers.

We offer the following services:

•	Value-Added Distribution Services are provided to manufacturers of wireless devices and related accessories, operators, retailers and enterprises. Our services include (i) product distribution from manufacturer locations to the point of sale, (ii) manufacturing and assembly of mobile devices, (iii) channel development and management, where we assist a manufacturer to establish their brand in a new market and (iv) marketing. Over 90% of our revenue is derived from sales of wireless devices, a part of our value-added distribution services that operates on a high-volume, low-margin basis.

•	Supply Chain Optimization Services are provided to manufacturers, operators and retailers. Our services include (i) advising customers on what devices to stock, (ii) providing business intelligence, such as product demand and pricing trends, (iii) managing the distribution process (forward logistics) and (iv) managing inventory returns and the disposal of devices (reverse logistics).

•	Retail Services are provided to manufacturers, operators, retailers and enterprises. Our services include (i) retail management outsourcing, where we help educate a retailer’s sales force on the different characteristics and capabilities of various wireless devices, (ii) merchandising and promotion management, where we select and purchase devices for promotions, market them at the optimum price and manage the returns process and (iii) virtual inventory and multichannel services, where retailers can sell devices without having to stock them in their stores.

•	Government and VARs (Value-Added Resellers) Services are provided to governments and to enterprises through VARs. Our services include (i) acting as the master agent, where we activate wireless devices, (ii) providing a customized billing platform and (iii) distributing and selling software products.

•	Consumer Services are provided to end users through manufacturers, operators, retailers and enterprises. Our services include (i) handset protection insurance and extended warranty and (ii) device trade-in and buy back.

Our customers are some of the leading companies in the wireless device industry. Among others, our customers include manufacturers such as RIM, Samsung, Motorola, LG and Nokia;

operators such as America Movil, Iusacell, Telefonica, Movilnet and Telstra; retailers such as Best Buy, Walmart and Wireless Advocates; and enterprises such as PC Connection.

For the three months ended March 31, 2011, we generated revenue of $1.3 billion, Adjusted EBITDA (as defined below) of $48.5 million, net income of $18.6 million and Adjusted net income (as defined below) of $20.3 million as compared to revenue of $0.8 billion, Adjusted EBITDA of $15.6 million, net loss of $4.1 million and Adjusted net income of $6.7 million for the three months ended March 31, 2010. For the year ended December 31, 2010, we generated revenue of $4.6 billion, Adjusted EBITDA of $141.2 million, net income of $39.8 million and Adjusted net income of $60.6 million as compared to revenue of $2.7 billion, Adjusted EBITDA of $111.4 million, net income of $58.3 million and Adjusted net income of $58.7 million in the year ended December 31, 2009. For a reconciliation of Adjusted EBITDA and Adjusted net income to net income, see “— Summary Consolidated Financial and Other Data.” Our net income decreased from the year ended December 31, 2009 to the year ended December 31, 2010 primarily as a result of increased selling, general and administrative expenses, which were primarily driven by costs of increased staffing to support our growth. For more detail, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2010 Compared to Year Ended December 31, 2009.” See also “Risk Factors — Our business could be harmed by fluctuations in regional demand patterns and economic factors” and “Risk Factors — Our operating results vary frequently and significantly in response to seasonal purchasing pattern fluctuations.”

Wireless Device Industry Overview

The wireless device industry is large and growing, and encompasses an increasingly broad and complex array of wireless devices, including feature phones, smartphones, e-readers and tablets, and their related accessories. The primary drivers of growth and increasing complexity are the rising number of wireless device users, a larger number of wireless device industry participants, greater levels of demand for data applications and mobile Internet access, and the emergence of a wide range of feature-rich wireless and other activatable devices with a broad mix of voice and data service plans and shortening product lifecycles. There are more than 700 operators globally, multiple network communications standards, various wireless device distribution channels and an increasing number of wireless device models with customized application functionalities for specific customers.

According to Gartner Inc. (“Gartner”), approximately 1.2 billion wireless phones were shipped in 2009, a number which is expected to increase to approximately 2.4 billion in 2015, representing a 11.9% compounded annual growth rate (“CAGR”). The largest growth area is smartphones which, according to Gartner, is expected to grow from 172.4 million devices sold in 2009 to 1,104.9 million devices sold in 2015, representing a 36.3% CAGR. In addition, tablets and e-readers are also becoming increasingly popular with consumers. According to Gartner, tablet computer shipments are expected to grow from 17.6 million units in 2010, the first year for which Gartner industry data is available for tablet computer shipments, to 294.1 million units in 2015, representing a 75.6% CAGR.

The proliferation of new technologies and wireless devices and the increasing speed of these new product introductions are resulting in the following key trends:

•	Manufacturers needing to introduce new wireless devices to the market at a faster rate;

•	Operators needing to meet customers’ demands for increased choice;

•	Retailers needing to efficiently sell an increasingly large and rapidly changing set of available devices; and

•	Enterprises needing to reduce the cost of and simplify the management of their wireless devices and monthly rate plans.

We believe that these differing challenges and priorities will become more prominent given the accelerating pace of technological innovation, the number of new market participants and continued

growth of the wireless device industry and that they will translate into growing opportunities for specialized providers of outsourced services who are a key participant in the wireless device supply chain.

Our Value Proposition for the Key Participants in the Wireless Device Industry

We provide a broad portfolio of innovative services that help our customers around the world optimize their wireless supply chains and better manage the ongoing complexity in the wireless device industry.

•	Manufacturers. We offer manufacturers a suite of services to help them move their products to market faster and to more locations around the world. Our services enable them to focus on their core competencies and help extend their reach, optimize their inventory levels and further drive increased profitability and market share.

•	Operators. We provide operators with a comprehensive set of services to optimize their product selection and assist them in sourcing products at attractive pricing and meeting their delivery requirements in different markets. Our tools and services help operators improve the execution of their core business strategy, which is centered on managing the wireless customer’s experience and maximizing ARPU.

•	Retailers. We provide retailers with services that improve the profitability and performance of their wireless device sales, both in-store and online. Our services help retailers simplify management of this category, analyze consumer habits and trends and ensure that products which are in demand are delivered to specified retail locations within targeted timeframes, and sold at competitive prices, to maximize sales and profitability.

•	Enterprises. We provide small and medium businesses, enterprises, government organizations and each of their end users with access to cost-effective wireless voice and data communication devices through their preferred retailer or IT reseller. Our tools and services assist enterprises (through their IT reseller service providers) and consumers (through their retail environments) by simplifying the procurement, activation and administration of their wireless devices.

Our Competitive Strengths

•	Large, Global Services Provider for the Wireless Device Industry. We are present in 51 countries and territories on six continents and believe we have a leading global distribution infrastructure platform to support the wireless device industry. Our extensive experience, infrastructure, scale and local reach create a significant competitive advantage over regional competitors because we are able to decrease the delivery time of wireless devices and provide our customers with increased visibility into their supply chain.

•	Strong Relationships with Manufacturers, Operators, Retailers and Enterprises. We have relationships with over 200 manufacturers, 210 network operators, 12,000 retailers and 6,400 technology VARs, including some of the leading names in the wireless device industry. Our position as a key participant in the wireless device supply chain and our extensive customer relationships, coupled with our wireless expertise, global footprint and scale, enable us to improve the efficiency of interactions among different participants in the wireless device supply chain, hence providing significant value for our customers.

•	Differentiated Services Offerings. We have been successful at leveraging our global infrastructure and our wireless device industry knowledge and data to provide customers with innovative, differentiated and targeted solutions. We work closely with our customers to create tailored services to meet our customers’ particular needs. By consistently delivering additional service offerings to our customers, we become part of our customers’ supply chains, creating stronger customer relationships.

•	Innovative Technology-Based Service Platform. Our technology-based service platform provides us with extensive real-time data across the wireless device supply chain and enables us to provide consulting services and tools to our customers for better decision making. Our technology has been developed internally over time and is designed to layer onto our customers’ own technology infrastructure. Our information technology tools allow us to initiate a relationship with a customer on a targeted basis, with selected solutions, and enable us to expand our services to the customer over time.

•	Strategically Positioned to Anticipate Industry Opportunities. Our visibility into the wireless device supply chain allows us to anticipate and capitalize on profitable growth opportunities. Our global business model enables us to leverage our learning and observations from one region to another to anticipate customer needs and associated business opportunities.

•	Innovative Culture and Management Team with a Successful Track Record. Our management team, led by our Chairman, Chief Executive Officer and largest stockholder, R. Marcelo Claure, has extensive industry experience. Our management team has developed a culture that emphasizes innovation, which has enabled us to grow and diversify our business and enhance the value proposition for our customers.

Our business is subject to a number of risks that could adversely affect our ability to capitalize on our competitive strengths and execute our strategy. These risks include: (i) an economic slowdown in any of the geographic regions that we serve or changes in regional consumer demand patterns, each of which could result in lower than anticipated demand for the products and services that we offer; (ii) reductions in the amount of products provided to us by our manufacturers due to the non-exclusive nature of our agreements with them, which could reduce the volume of products we are able to distribute to our customers and (iii) industry consolidation, competition, deregulation or technological changes that could reduce the degree to which participants in the wireless device industry rely on our services. In addition, over 90% of our revenue is derived from sales of wireless devices, a part of our value-added distribution services that operates on a high-volume, low-margin basis and, accordingly, any circumstances or events that affect our ability to source or subsequently sell wireless devices could have a significant impact on our revenues. Please see “— Risks Related to Our Business” below and “Risk Factors” for a discussion of these and other risks that we face.

Our Strategy

We intend to be the leading global services provider for the wireless device supply chain. Key elements of our strategy include:

•	Continue to leverage our global infrastructure, scale and strong customer relationships to expand our services offerings;

•	Expand into additional high growth geographies;

•	Increase the number of services we provide to our existing customers and enter into new customer relationships; and

•	Continue to pursue strategic partnerships, investments and acquisitions to expand our services offering as well as our geographic footprint.

Recent Development

On April 11, 2011, we acquired eSecuritel, a leading provider of cell phone and wireless products insurance services. The acquisition will combine eSecuritel’s suite of cell phone protection and replacement programs, proprietary IT systems and processes with our global logistics, device sourcing and IT customization capabilities. We expect eSecuritel’s offerings will further enhance our robust platform of services and drive growth in our business.

Risks Related to Our Business

Please read the section entitled “Risk Factors” for a discussion of some of the factors you should carefully consider before deciding to invest in our Class A common stock. Some of the important risks include:

•	we depend on a limited number of manufacturer customers to provide us with competitive products at reasonable prices and of good quality,

•	we may experience a loss of or reduction in orders from principal customers or a reduction in the prices we are able to charge these customers,

•	our business depends on the continued tendency of manufacturers, operators, retailers and enterprises to outsource aspects of their business to us in the future,

•	our business could be harmed by fluctuations in regional demand patterns and economic factors,

•	an economic downturn could negatively impact our business,

•	we may have difficulty collecting our accounts receivable,

•	we rely on our manufacturer customers to provide trade credit terms to adequately fund our ongoing operations and product purchases,

•	we operate a global business that exposes us to risks associated with international activities,

•	we conduct a substantial amount of business in Venezuela,

•	our operating results vary frequently and significantly in response to seasonal purchasing pattern fluctuations,

•	we are highly dependent on our Chairman and Chief Executive Officer and management team and the loss of our executive officers and key personnel could impede our ability to implement our strategy,

•	we have identified material weaknesses in our internal controls over financial reporting which, if not successfully remediated, could cause us to fail to timely report our financial results, prevent fraud and avoid material misstatements in our financial statements,

•	we may not have adequate liquidity or capital resources,

•	we have a substantial amount of indebtedness which may adversely affect our cash flow and our ability to operate our business and to fulfill our obligations under our indebtedness, and

•	the voting power of our capital stock will be concentrated in our Chairman and Chief Executive Officer, which will limit your ability to influence corporate matters.

Corporate Information

Brightstar Corp. was founded by our Chairman and Chief Executive Officer, R. Marcelo Claure, and David Peterson in October 1997. In June 2007, Lindsay Goldberg acquired an interest in us by purchasing shares of our Series D Redeemable Convertible Preferred Stock.

Our principal executive offices are located at 9725 N.W. 117th Ave., Miami, Florida 33178, and our telephone number is (305) 421-6000. Our website is www.brightstarcorp.com. The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Industry and Market Data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies, surveys and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company estimates and research are reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

Some of the independent industry publications referred to in this prospectus are copyrighted and, in such circumstances, we have obtained permission from the copyright owners to refer to such information in this prospectus. In particular, the reports issued by Gartner described in this prospectus represent data, research, opinions or viewpoints published by Gartner as part of a syndicated subscription service available only to its clients and are not representations of fact. We have been advised by Gartner that each Gartner report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner reports are subject to change without notice. The discussion above does not disclaim in any manner our responsibilities with respect to the disclosures contained in this prospectus, and we believe that the independent industry publications that we have relied upon, including the Gartner reports, are accurate and reliable as of the date of this prospectus.

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Total Class A common stock offered	shares

Class A common stock to be outstanding after this offering	shares

Option to purchase additional shares of Class A common stock	shares by us and shares by the selling stockholders

Class B common stock to be outstanding after this offering	shares

Total common stock to be outstanding after this offering	shares

Voting rights	Following this offering, the holders of Class A common stock will be entitled to one vote per share, and the holder of Class B common stock will be entitled to 5 votes per share, except with respect to the election of any director that is intended by our board of directors to be designated as “independent.” With respect to the election of such independent directors, holders of Class A and Class B common stock will be entitled to one vote per share and will vote together as a single class. Upon the consummation of this offering, we intend to have at least three independent directors. In addition, in the event of (a) the merger or sale of the company or all or substantially all of the assets of the company, (b) the liquidation, dissolution or winding up of the company, (c) a fundamental change to the nature or type of business as conducted by the company on , or (d) any amendment to our certificate of incorporation that would increase the authorized capital stock of the company, Class B common stock will be entitled to one vote per share.

Shares of Class B common stock are convertible at any time on a share-for-share basis into shares of Class A common stock. In the event that (1) Mr. Claure beneficially owns shares of our common stock representing less than 20% of the total number of shares outstanding or (2) the company is no longer certified as a minority business enterprise by the National Minority Supplier Development Council, the Class B common stock will automatically convert to Class A common stock. Currently, the Company is certified as a minority business enterprise by the National Minority Supplier Development Council. See “Description of Capital Stock — Common Stock — Class B Common Stock.” In addition, in the event Mr. Claure sells, disposes or otherwise transfers his shares of Class B common stock to a third party, such Class B common stock will automatically convert to Class A common stock.

Holders of our Class A common stock and our Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders.

Following this offering, assuming no exercise of the underwriters’ option to purchase additional shares, (1) holders of Class A common stock will control approximately % of the combined voting power of our outstanding common stock and approximately % of our total equity ownership and (2) Mr. Claure, through his holding of 100% of our outstanding Class B common stock, will control approximately % of the combined voting power of our outstanding common stock and approximately % of our total equity ownership.

If the underwriters exercise their option to purchase additional shares in full, (1) holders of Class A common stock will control approximately % of the combined voting power of our outstanding common stock and approximately % of our total equity ownership and (2) Mr. Claure, through his holding of 100% of our outstanding Class B common stock, will control approximately % of the combined voting power of our outstanding common stock and approximately % of our total equity ownership. See “Description of Capital Stock — Voting Rights.”

With the exception of voting rights and the conversion features of the Class B common stock, holders of Class A and Class B common stock have identical rights. See “Description of Capital Stock — Common Stock” for a description of the material terms of our common stock.

Use of proceeds	Our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use $ million of the net proceeds from this offering to pay accrued dividends on our redeemable convertible preferred stock, including $ to Lindsay Goldberg, an affiliate of the company, and will use the remainder to pay down debt under our ABL Revolver (as defined below). We will not receive any proceeds from the shares of Class A common stock being sold by the selling stockholders identified in this prospectus, which include Mr. Claure and Lindsay Goldberg.

Dividend policy	We do not intend to pay dividends on our Class A or Class B common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Risk factors	See “Risk Factors” for a discussion of factors you should consider before investing in our Class A common stock.

Proposed Nasdaq Stock Market symbol	“STAR”

Unless we specifically state otherwise, the share information in this prospectus is as of March 31, 2011, and reflects or assumes:

•	the conversion of shares of our common stock owned by Mr. Claure into shares of Class A common stock and shares of Class B common stock, and the conversion of shares of our common stock owned by other shareholders into shares of Class A common stock;

•	the conversion of all our redeemable convertible preferred stock (at the conversion ratio of one to one) into shares of Class A common stock upon the completion of this offering;

•	the shares of Class A common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $ per share, and an additional shares of Class A common stock received for issuance pursuant to our compensation plans, are excluded; and

•	the underwriters’ option to purchase up to an additional shares of Class A common stock from us and up to an additional shares of Class A common stock from the selling stockholders is not exercised.

Summary Consolidated Financial and Other Data

The following is our summary consolidated financial and other data, which should be read in conjunction with, and is qualified by reference to, “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 are derived from, and qualified by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statement of operations data for the three-month periods ended March 31, 2010 and 2011 and the balance sheet data as of March 31, 2011 are derived from, and qualified by reference to, our unaudited interim consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of the financial position as of such date and results of operations for such periods. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the full year.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenue	$3,550,165	$2,718,652	$4,612,863	$767,377	$1,267,874
Cost of revenue	3,254,167	2,354,016	4,218,979	682,678	1,157,310

Gross profit	295,998	364,636	393,884	84,699	110,564

Operating expenses:
Selling, general and administrative	174,287	161,806	235,239	46,788	65,278
Provision for bad debts	2,736	6,435	8,785	9,462	(607)
Depreciation and amortization	9,917	13,457	11,913	2,611	3,389
Public offering expenses	—	—	7,333	5,400	—

Total operating expenses	186,940	181,698	263,270	64,261	68,060

Operating income	109,058	182,938	130,614	20,438	42,504

Other income (expenses):
Interest income	14,206	21,278	7,139	1,826	1,460
Interest expense	(34,746)	(17,102)	(29,025)	(5,798)	(13,858)
Other income (expenses), net	(923)	(3,459)	2,159	8	1,805
Foreign exchange losses, net	(25,117)	(80,915)	(33,263)	(17,237)	(2,486)

Total other expenses	(46,580)	(80,198)	(52,990)	(21,201)	(13,079)

Income (loss) from continuing operations before provision for income taxes	62,478	102,740	77,624	(763)	29,425
Provision for income taxes	35,402	46,999	36,938	3,337	10,755

Income (loss) from continuing operations	27,076	55,741	40,686	(4,100)	18,670
(Loss) income from discontinued operations, net of taxes	(14,304)	2,595	(921)	(9)	(32)

Net income (loss)	12,772	58,336	39,765	(4,109)	18,638
Less: Net income attributable to non-controlling interest	18,107	4,095	2,385	331	965

Net (loss) income attributable to Brightstar Corp.	$(5,335)	$54,241	$37,380	$(4,440)	$17,673

	Year Ended December 31,				Three Months Ended March 31,
	2008	2009	2010		2010	2011
					(Unaudited)
	(In thousands, except share and per share data)

Basic earnings per share for common stock(1):
Income (loss) from continuing operations attributable to Brightstar Corp. common stockholders	$0.50	$0.83		$0.35	$(0.59)		$0.30
(Loss) income from discontinued operations attributable to Brightstar Corp. common stockholders	(0.79)	0.07		(0.03)	—		—

Net (loss) income attributable to Brightstar Corp. common stockholders	$(0.29)	$0.90		$0.32	$(0.59)		$0.30

Pro forma net (loss) income attributable to Brightstar Corp. common stockholders(2)			$			$

Diluted earnings per share for common stock(1):
Income (loss) from continuing operations attributable to Brightstar Corp. common stockholders	$0.20	$0.78		$0.35	$(0.59)		$0.29
(Loss) income from discontinued operations attributable to Brightstar Corp. common stockholders	(0.41)	0.06		(0.03)	—		—

Net (loss) income attributable to Brightstar Corp. common stockholders	$(0.21)	$0.84		$0.32	$(0.59)		$0.29

Pro forma net (loss) income attributable to Brightstar Corp. common stockholders(2)			$			$

Weighted average number of common shares outstanding:
Basic	18,134,166	18,163,037		18,181,347	18,178,538		18,182,267

Diluted	35,046,068	20,863,930		18,586,404	18,178,538		18,914,897

Other Financial Data(3):
Adjusted gross profit	$295,998	$279,040		$382,680	$71,703		$110,564
Adjusted EBITDA	118,247	111,424		141,192	15,627		48,456
Adjusted net income	12,299	58,742		60,561	6,742		20,306

	As of March 31, 2011
			Pro Forma, As
	Actual	Pro Forma(4)	Adjusted(5)
		(Unaudited)
	(In thousands)

Balance Sheet Data
Cash and cash equivalents	$102,541	$	$
Accounts receivable, net	1,143,762
Inventory	758,123
Total assets	2,385,598
Total debt (including current portions)(6)	450,331
Total liabilities	1,794,378
Total redeemable convertible preferred stock	415,359
Total stockholders’ equity	175,861

(1)	We calculate basic earnings per share using the two-class method in accordance with ASC 260 Earnings Per Share. This requires the income per share for common stock and participating securities to be calculated assuming 100% of our earnings are distributed as dividends to holders of common stock and participating securities based on their respective dividend rights, even though we do not anticipate distributing 100% of our earnings as dividends. For the basic earnings per share calculation, income from continuing operations available to Brightstar common stockholders, discontinued operations and net income attributable to Brightstar common stockholders are allocated pro rata between our weighted outstanding common stock and our weighted outstanding participating securities. Net losses are allocated completely to common stock since there is no legal obligation for the participating securities to fund losses.

Basic earnings per share attributable to common stockholders is computed by dividing earnings applicable to income from continuing operations available to Brightstar common stockholders, discontinued operations and net income attributable to Brightstar common stockholders by the weighted-average number of common shares. Income attributable to common stockholders is net of the dividends relating to redeemable convertible preferred stock. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)	“Pro forma” reflects (i) the conversion of shares of our common stock into shares of Class A common stock and shares of Class B common stock, (ii) the conversion of our redeemable convertible preferred stock into shares of Class A common stock and (iii) the issuance and sale of shares of Class A common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and offering expenses payable by us, as set forth under “Use of Proceeds.”

(3)	Adjusted gross profit is not a U.S. GAAP measurement. The Adjusted gross profit measure presented consists of gross profit adjusted for the impairment of upfront fee and the effect of foreign exchange losses from Venezuela. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Issues Affecting Comparability from Period to Period — Venezuela Business.”

The following table presents a reconciliation of gross profit to Adjusted gross profit:

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(In thousands)

Gross profit	$295,998	$364,636	$393,884	$84,699	$110,564
Impairment of upfront fee(a)	—	—	11,005	—	—
Effect of foreign exchange loss from Venezuela(b)	—	(85,596)	(22,209)	(12,996)	—

Adjusted gross profit	$295,998	$279,040	$382,680	$71,703	$110,564

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a U.S. GAAP measurement. The Adjusted EBITDA measure presented consists of net income before provision for income taxes, interest income and expense, depreciation and amortization, impairment of upfront fee, public offering expenses, share-based compensation expense, loss (income) from discontinued operations, net of taxes, other (income) expenses, net, foreign exchange losses (gains), net and acquisition costs .

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(In thousands)

Net income (loss)	$12,772	$58,336	$39,765	$(4,109)	$18,638
Provision for income taxes	35,402	46,999	36,938	3,337	10,755
Interest income	(14,206)	(21,278)	(7,139)	(1,826)	(1,460)
Interest expense	34,746	17,102	29,025	5,798	13,858
Depreciation and amortization	9,917	13,457	11,913	2,611	3,389

EBITDA	78,631	114,616	110,502	5,811	45,180
Impairment of upfront fee(a)	—	—	11,005	—	—
Public offering expenses(c)	—	—	7,333	5,400	—
Share-based compensation expense(d)	(728)	625	2,536	174	1,481
Loss (income) from discontinued operations, net of taxes(e)	14,304	(2,595)	921	9	32
Other income (expenses), net(f)	923	3,459	(2,159)	(8)	(1,805)
Foreign exchange losses (gains), net(g)	25,117	(4,681)	11,054	4,241	2,486
Acquisition costs(h)	—	—	—	—	1,082

Adjusted EBITDA	$118,247	$111,424	$141,192	$15,627	$48,456

Adjusted net income is not a U.S. GAAP measurement. The Adjusted net income measure presented consists of net income adjusted for the impairment of upfront fee, public offering expenses, share-based compensation expense, acquisition costs, income tax consequences of the foregoing adjustments and impact of the devaluation of the Venezuelan currency.

The following table presents a reconciliation of net income to Adjusted net income:

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(In thousands)

Net income	$12,772	$58,336	$39,765	$(4,109)	$18,638
Impairment of upfront fee(a)	—	—	11,005	—	—
Public offering expenses(c)	—	—	7,333	5,400	—
Share-based compensation expense(d)	(728)	625	2,536	174	1,481
Acquisition costs(h)	—	—	—	—	1,082
Income tax benefit (expense) of net income adjustments of the line items above at statutory federal rate of 35%	255	(219)	(7,306)	(1,951)	(895)
Venezuela devaluation(i)	—	—	7,228	7,228	—

Adjusted net income	$12,299	$58,742	$60,561	$6,742	$20,306

(a)	In 2010, revenue was affected by an $11.0 million impairment charge. See Note 14 to our consolidated financial statements included elsewhere in this prospectus.

(b)	Represents losses from foreign exchange associated with parallel market transactions in Venezuela. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Issues Affecting Comparability from Period to Period — Venezuela Business.”

(c)	During 2010, we incurred certain expenses in preparation for our initial public offering.

(d)	Share-based compensation expense is composed of the fair value of each of our incentive awards under our stock option plans. See Note 15 to our consolidated financial statements included elsewhere in this prospectus.

(e)	Represents the results of our discontinued operations for the periods presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

(f)	Includes non-cash charges related to impairment of certain investments, a loss on sale of subsidiary and a loss on sale of property and equipment. Further, other (income) expenses, net includes earnings and losses attributable to our 50% ownership interest in Brightstar Europe, which we recognize using the equity method of accounting. In 2008, we recognized $4.7 million in losses from Brightstar Europe, including a $2.1 million other than temporary impairment. In 2009 and 2010, we recognized $1.8 million and $2.4 million, respectively, of income from Brightstar Europe. Since 2010, other (income) expenses, net has included rental income and depreciation related to investment properties acquired in Venezuela during 2009 and 2010. See Note 13 to our consolidated financial statements included elsewhere in this prospectus.

(g)	Represents gain and loss from foreign exchange, but excludes foreign exchange losses associated with parallel market transactions in Venezuela. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Issues Affecting Comparability from Period to Period — Venezuela Business.”

(h)	Represents legal and due diligence costs in connection with our M&A activities.

(i)	Represents the net income effect in 2010 related to currency devaluation in Venezuela. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Issues Affecting Comparability from Period to Period — Venezuela Business.”

We believe Adjusted gross profit, Adjusted EBITDA and Adjusted net income are useful in evaluating our operating performance compared to that of other companies because the calculation adjusts for items which we believe are not indicative of operating performance. We use these measures to evaluate the operating performance of our business and aid in period-to-period comparability. We also use these measures for planning and forecasting, measuring results against our forecast, and in certain cases, for bonus targets for certain employees. Using several measures to evaluate the business allows us and investors to assess our performance and ultimately monitor our ability to generate returns for our stockholders.

We believe Adjusted gross profit, Adjusted EBITDA and Adjusted net income are also useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Our Adjusted gross profit, Adjusted EBITDA and Adjusted net income may not provide information that is directly comparable to that provided by other companies, as other companies may calculate these measures differently.

Adjusted gross profit, Adjusted EBITDA and Adjusted net income are not measures of financial performance under GAAP and should not be considered as an alternative to gross profit, operating income (loss) or net income (loss) or as an indication of operating performance derived in accordance with GAAP. Adjusted gross profit, Adjusted EBITDA and Adjusted net income have limitations as analytical tools. These measures can exclude a number of items, some of which are cash expenditures and some of which may be recurring. Some of the limitations of these measurements are:

• Adjusted gross profit, Adjusted EBITDA and Adjusted net income do not reflect the non-cash upfront fee impairment in 2010;

• Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• Adjusted EBITDA does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our debts;

• Adjusted EBITDA does not reflect the costs associated with acquisitions; and

• Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

Because of these limitations, Adjusted gross profit, Adjusted EBITDA and Adjusted net income should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted gross profit, Adjusted EBITDA and Adjusted net income supplementally.

(4)	“Pro forma” reflects (i) the conversion of shares of our common stock into shares of Class A common stock and shares of Class B common stock and (ii) the conversion of our redeemable convertible preferred stock into shares of Class A common stock upon the consummation of this offering. See “Use of Proceeds” and “Capitalization.”

(5)	“Pro Forma As Adjusted” reflects the adjustments described above in footnote (4) and further reflects the issuance and sale of shares of Class A common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and offering expenses payable by us, as set forth under “Use of Proceeds.”

(6)	Total debt is defined as lines of credit, trade financing facilities and the current portion of term debt, long-term debt and convertible senior subordinated notes.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We depend on a limited number of manufacturer customers to provide us with competitive products at reasonable prices and of good quality.

As part of our value-added distribution services, we purchase wireless devices and accessories from a limited number of manufacturers who are suppliers to us. During the year ended December 31, 2010, our aggregate sales under various individual agreements with RIM, Samsung and Motorola accounted for 38%, 19% and 12% of our revenue, respectively, and, during the three months ended March 31, 2011, accounted for 43%, 17% and 10% of our revenue, respectively. Revenue from the sale of products manufactured by our top five manufacturer customers, RIM, Samsung, Motorola, LG and Nokia, together represented 82% and 79% of our revenue in the year ended December 31, 2010 and the three months ended March 31, 2011, respectively. We depend on our manufacturer customers to provide us with adequate inventories of popular brand name products on a timely basis and on favorable pricing and other terms.

Our agreements with our manufacturer customers are generally non-exclusive, can be terminated on short notice and provide for certain territorial restrictions, as is common in our industry. We generally purchase products pursuant to purchase orders placed from time to time in the ordinary course of business. In the future, our manufacturer customers may not offer us competitive products on favorable terms. From time to time we have been unable to obtain sufficient product supplies from manufacturers and operators in many markets in which we operate. Any future failure or delay by our manufacturer customers in supplying us with products on favorable terms would severely diminish our ability to obtain and deliver products to our customers on a timely and competitive basis. If we lose any of our principal manufacturers, if these manufacturers consolidate, if these manufacturers are unable to fulfill our product needs or if any principal supplier imposes substantial price increases and alternative sources of supply are not readily available, our business would be materially adversely affected.

Even if our manufacturer customers provide us with wireless devices on a timely basis, our manufacturer customers may not produce the most popular products. For example, certain of our manufacturer customers have suffered significant market share losses in the past several years due to the popularity of other manufacturers’ products. To the extent we do not have access to the most popular products, our business would be adversely affected.

In addition, manufacturers typically provide limited warranties directly to the end consumer or to us. If a line of products we distribute for a manufacturer has quality or performance problems, our ability to provide products to our customers could be disrupted, causing a delay or reduction in our revenue.

We may experience a loss of or reduction in orders from principal customers or a reduction in the prices we are able to charge these customers.

As part of our value-added distribution services, our customers that purchase our services include retailers and operators. For example, in the United States, a large portion of our value-added distribution services is for devices that are used on the Verizon Wireless network. If an operator such as Verizon Wireless decided not to permit us to distribute devices for use on its network, our business would be materially adversely affected. The loss of any of our principal customers, a reduction in the amount of product or services our principal customers order from us or our inability to maintain current terms, including prices, with these or other customers, could harm our results of operations and cash flows. During the year ended December 31, 2010 and the three months ended March 31, 2011, sales to our top three customers accounted for 38% of our consolidated revenue, of which a group of companies affiliated with America Movil in the aggregate accounted for 23% and 24%, respectively, of our consolidated revenue. No other customers represented more than 10% of our revenue.

Although we have entered into contracts with certain of our largest customers, we previously have experienced losses of business with certain of these customers through expiration or cancellation of our contracts with them. For example, between 2008 and 2009, we lost value-added distribution business with an operator in Latin America that represented $340.3 million of annual sales. There can be no assurance that any of our customers will continue to purchase products or services from us or that their purchases will be at the same or greater levels than in prior periods. Many of our customers in the markets we serve have experienced severe price competition and, for this and other reasons, may seek to obtain products or services from us at lower prices than we have historically charged.

Our business depends on the continued tendency of manufacturers, operators, retailers and enterprises to outsource aspects of their business to us in the future.

We provide certain outsourced functions such as inventory management, fulfillment, customized packaging, prepaid and e-commerce solutions, activation management, assembly, distribution and other services for many manufacturers, operators, retailers and enterprises. Certain participants in the wireless device industry have elected, and others may elect, to undertake these services internally. Additionally, our customer service levels, industry consolidation, competition, deregulation, technological changes or other developments could reduce the degree to which members of the global wireless device industry rely on outsourced services such as the services that we provide. Any significant change in the market for our outsourced services could harm our business. Although our outsourced services are generally provided under multi-year renewable contractual arrangements, these contracts can be terminated for a variety of reasons or expire without renewal. See “Business — Suppliers and Customers”. Although we will actively pursue the renegotiation, extension or replacement of our contracts, there can be no assurance that we will be able to extend or replace our contracts when they may be terminated or may expire without renewal or that the terms of any renegotiated contracts will be as favorable as our existing contracts. If we are unable to renew, extend or replace these contracts, or if we renew them on less favorable terms, our business could be adversely impacted.

Our business could be harmed by fluctuations in regional demand patterns and economic factors.

The demand for our products and services has fluctuated and may continue to vary substantially within the regions served by us. Economic slowdowns in regions served by us or changes in consumer demand could result in lower than anticipated demand for the products and services that we offer and lead to higher levels of inventory in our distribution channels and could decrease our profitability. In addition, consumer demand could fluctuate as a result of changes in foreign currency rates against the U.S. dollar. A prolonged economic slowdown in any region in which we have significant operations could negatively impact our business. For example, in 2009, demand for wireless devices decreased, which negatively impacted our revenue.

An economic downturn could negatively impact our business.

Our business was negatively impacted by the global economic downturn that began in late 2007, and would be harmed by any future global or regional economic downturn. An economic downturn generally has negative implications on our business, which may exacerbate many of the risks associated with our business, including, but not limited to, the following:

Liquidity.  Economic downturns and credit crises could reduce access to capital and liquidity and this could have a negative impact on financial institutions and the financial system, which would,

in turn, have a negative impact on us and our creditors. Reduced liquidity could cause credit insurers to decrease coverage on our customers and increase premiums, deductibles and co-insurance levels on our remaining or prospective coverage. Our manufacturer customers could tighten trade credit (in certain cases, as a result of our inability to obtain credit insurance), which could negatively impact our liquidity. We may not be able to borrow additional funds under our existing credit agreements if lenders become insolvent or their liquidity is limited or impaired.

Prices and Demand.  Economic downturns may reduce demand for wireless devices and would negatively impact the demand for our services. The recent economic downturn resulted in severe job losses and lower consumer confidence, and as a result, in 2009, worldwide wireless handset unit shipments declined by 1%. In addition, certain markets could experience deflation, which negatively impacts our average selling price and revenue and can lead to inventory obsolescence.

Counterparty Risk.  In an economic downturn, our manufacturers, customers and their suppliers (e.g., component manufacturers) may become insolvent, file for bankruptcy or go out of business, which could negatively impact our business. A perception of counterparty risk may also negatively impact our ability to secure contracts with existing and new customers.

We experienced these negative effects on the demand for our services and on our revenue during 2008 and particularly in 2009. These negative effects or the negative effects of any future economic downturn may adversely affect our business.

We may have difficulty collecting our accounts receivable.

We currently offer and will continue to offer open account terms to certain of our customers, which may subject us to credit risks, particularly in the event that any receivables represent sales to a limited number of customers or are concentrated in particular geographic markets. The collection of our accounts receivable and our ability to accelerate our collection cycle through the sale of accounts receivable is affected by several factors, including, but not limited to:

•	our credit granting policies;

•	contractual provisions;

•	geographic exposure;

•	our customers’ and our overall credit rating as determined by various credit rating agencies;

•	industry and economic conditions;

•	the ability of our customers to provide security, collateral or guarantees relative to credit granted by us;

•	our customers’ recent operating results, financial position and cash flows; and

•	in certain cases, our ability to obtain credit insurance on amounts that we are owed.

Adverse changes in any of these factors, certain of which are not within our control, could create delays in collecting or an inability to collect our accounts receivable, which in turn could impair our cash flows and our financial position and cause a reduction in our results of operations.

We rely on our manufacturer customers to provide trade credit terms to adequately fund our ongoing operations and product purchases.

Our business is dependent on our ability to obtain adequate supplies of popular products on favorable terms, including payment terms. Our ability to fund our product purchases is dependent on our principal manufacturer customers providing favorable payment terms that allow us to maximize the efficiency of our use of capital. The payment terms we receive from our suppliers are dependent on several factors, including, but not limited to:

•	our payment history with the manufacturer;

•	the manufacturer’s credit granting policies and contractual provisions;

•	our overall credit rating as determined by various credit rating agencies;

•	industry and economic conditions;

•	our recent operating results, financial position and cash flows; and

•	the manufacturer’s ability to obtain credit insurance on certain amounts that we owe them.

Adverse changes in any of these factors, some of which are not within our control, could harm our operations and limit our growth.

We operate a global business that exposes us to risks associated with international activities.

We maintain significant operations centers and sales offices in territories and countries outside of the United States. As of December 31, 2009 and 2010 and March 31, 2011, 81%, 66% and 82%, respectively, of our accounts receivable were from non-U.S. customers. In particular, as of December 31, 2009 and 2010 and March 31, 2011, 73%, 57% and 69%, respectively, of our accounts receivable were from Latin America. The fact that our business operations are conducted in many countries exposes us to several additional risks, including, but not limited to:

•	difficulty converting currency and delays in repatriating profits and investments;

•	potentially significant increases in wireless device prices;

•	increased credit risks, customs duties, import quotas and other trade restrictions;

•	potentially greater inflationary pressures;

•	shipping delays;

•	devaluation of foreign currencies;

•	possible nationalization of our customers in certain markets; and

•	possible wireless device supply interruption.

As a result, our operating results and financial condition could be significantly affected by these risks and other risks associated with international activities, including environmental and trade protection laws, policies and measures; tariffs; export license requirements; enforcement of the Foreign Corrupt Practices Act (“FCPA”) or similar laws of other jurisdictions on our business activities outside the United States; other regulatory requirements; economic and labor conditions; political or social unrest; economic instability or natural disasters in a specific country or region, such as hurricanes, earthquakes and tsunamis; health or similar issues; tax laws in various jurisdictions around the world; and difficulties in staffing and managing international operations. In particular, our results could be materially impacted by changes in tax laws and other regulations in Argentina. Our revenue in Latin America grew significantly in the quarter ended March 31, 2011, primarily due to increased production in our assembly facility in Tierra del Fuego, Argentina as a result of laws designed to encourage local production. In addition, we are in and may in the future enter into certain developing markets where the legal systems and infrastructures are not fully developed. We have in the past entered into certain local markets at significant cost only to subsequently withdraw from such markets because our performance did not achieve the level that we had anticipated. In the past, as a result of ineffective internal controls, some of our subsidiaries made disbursements to vendors that lacked adequate documentation. While we are not aware of any Foreign Corrupt Practices Act or similar violations, we cannot be certain that we have not or will not violate such laws.

Although we generally negotiate our agreements with customers in U.S. dollars, local legal restrictions may necessitate that our agreements be denominated in foreign currencies. Where so required, we are exposed to market risk primarily related to foreign currencies and interest rates. In particular, we are exposed to changes, over which we have no control, in the value of the U.S. dollar versus the local currency in which the products are sold and goods and services are purchased, including devaluation and revaluation of local currencies. We manage our exposure to fluctuations in the value of currencies and interest rates using a variety of financial instruments. Although we believe that our exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions and although we monitor the creditworthiness of our counterparties, we are exposed to credit loss in the event of non-performance by our counterparties in relation to foreign exchange contracts and we may not be able to adequately mitigate all foreign currency related risks. In addition, we may not execute our hedging strategy successfully which may lead to future foreign exchange losses.

We conduct a substantial amount of business in Venezuela.

In the years ended December 31, 2008, 2009 and 2010 and in the three months ended March 31, 2011, we generated $654.8 million, $527.6 million, $486.6 million and $129.2 million of our revenue from sales to customers in Venezuela, respectively. In addition, as of December 31, 2009, 2010 and March 31, 2011, we had accounts receivable relating to customers in Venezuela totaling $254.9 million, $129.4 million and $119.3 million, respectively. In recent years Venezuela has experienced political challenges, difficult economic conditions, relatively high levels of inflation and foreign exchange and price controls. The president of Venezuela has the authority to legislate certain areas by decree, and the government has nationalized or announced plans to nationalize certain industries and to expropriate certain companies and property. These factors, however, none of which are within our control, could affect our ability to conduct business in Venezuela, collect our receivables or repatriate funds and may have a negative impact on our business.

In 2003, Venezuela imposed currency controls and created the Commission of Administration of Foreign Currency (“CADIVI”) with the task of establishing detailed rules and regulations and generally administering the exchange control regime. These controls fix the exchange rate between the Bolivar and the U.S. dollar and restrict the exchange of Bolivars for U.S. dollars and vice versa. As a result, our customers in Venezuela were required to obtain CADIVI approval prior to the acquisition and importation of the goods that we help distribute for them and CADIVI authorization for the release of U.S. dollars for payment to us. Foreign currency payments for our invoices paid through the CADIVI process are typically received between 90 to 240 days from the invoice date; however, in some cases, we have experienced delays extending beyond 365 days. The amount of receivables with respect to which we have experienced delays were 66%, 49% and 10% of our sales to customers in Venezuela, or $350.0 million, $236.7 million and $13.4 million during the years ended December 31, 2009 and 2010 and during the three months ended March 31, 2011, respectively. CADIVI has recently pronounced that certain commodities will have priority to foreign currencies, which resulted in temporary delays to our customers in obtaining CADIVI approval as the CADIVI announcement was unclear. CADIVI clarified that the telecommunications industry would have priority, which relieved the delays. Any delays in receiving CADIVI approval and payment from our Venezuela customers could have an adverse effect on our business.

As of July 1, 2009, we determined that Venezuela’s economy met the definition of highly inflationary and changed the functional currency of our Venezuelan subsidiary to our reporting currency (U.S. dollars). As a consequence of this change in functional currency, the effect of all Venezuelan currency fluctuations are classified as foreign exchange gains and losses and included in the determination of earnings, beginning July 1, 2009. On January 8, 2010, the Venezuelan government announced its intention to devalue its currency and move to a two-tier exchange structure, effective January 11, 2010: a 2.30 BsF rate to the USD for transactions deemed priorities by the government and a 4.60 BsF rate to the USD for other transactions. The latter rate is applicable to our operations in Venezuela. In May 2010, the Venezuelan government enacted reforms to its exchange regulations to close the parallel market. In early June 2010, the Venezuelan government introduced additional regulations under a newly regulated system (the Sistema de Transacciones con Titulos en Moneda Extranjera, or “SITME”), which is controlled by the Central Bank of Venezuela (“BCV”). The SITME imposes volume restrictions on an entity’s trading activity. Foreign exchange transactions occurring after SITME began in June 2010 and which are not conducted through CADIVI or SITME may not comply with the amended exchange regulations. As a result, we curtailed our parallel market activity in the first half of 2010 and no longer conduct transactions through a parallel market in Venezuela. In December 2010, the Venezuelan government announced a currency devaluation, effective January 2011, wherein the Bolivar would have one set government rate. For the years ended December 31, 2009 and 2010, we incurred a foreign exchange loss of $85.6 million and $22.2 million, respectively, due to foreign currency transactions we executed in the parallel market in Venezuela, primarily in the second and third quarters of 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Issues Affecting Comparability from Period to Period — Venezuela Business.”

Our operating results vary frequently and significantly in response to seasonal purchasing pattern fluctuations.

Our operating results may be influenced by a number of seasonal factors in the different countries and markets in which we operate. These factors may cause our revenue and operating results to fluctuate on a quarterly basis. These fluctuations are a result of several factors, including, but not limited to:

•	promotions and subsidies by operators;

•	rebates or price reductions offered by manufacturer customers;

•	the timing of local holidays and other events affecting consumer demand;

•	the timing of the introduction of new products and services by our manufacturer customers and their competitors;

•	purchasing patterns of consumers in different markets;

•	general and regional, economic, monetary and political conditions;

•	product availability and pricing; and

•	increases in net working capital and resulting funding requirements.

Consumer electronics and retail sales in many geographic markets tend to experience increased volumes of sales at the end of the calendar year, largely because of gift-giving holidays. This and other seasonal factors have contributed to increases in our sales during the fourth quarter in certain markets. Conversely, we have experienced decreases in demand in the first quarter subsequent to the higher level of activity in the preceding fourth quarter. Our operating results may continue to fluctuate significantly in the future. If unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak demand or significant decreases in sales during these periods, our business could be harmed. In addition, as a result of seasonal factors, interim results may not be indicative of annual results.

Our business could be harmed by consolidation of operators.

The past several years have witnessed a consolidation within the operator community, and this trend is expected to continue. This trend could result in a reduction or elimination of promotional activities by the remaining operators as they seek to reduce their expenditures, which could, in turn, result in decreased demand for our products or services. Moreover, consolidation of operators reduces the number of potential contracts available to us and other providers of supply chain optimization, retail, government and VARs and consumer services. We could also lose business if operators that are our customers are acquired by other operators that are not our customers.

We are dependent on a variety of information systems to process transactions, summarize results and manage our business.

Given the large number of individual transactions we conduct each year, it is critical that we maintain uninterrupted operation of our business critical information systems. Disruptions in both our primary and secondary (back-up) systems could harm our ability to run our business. Although we have independent and physically separate primary and secondary data centers, we cannot be certain that our information systems will not experience a significant interruption or failure.

We depend on a variety of information systems for our operations, which support many of our operational functions such as inventory management, order processing, shipping, receiving and accounting. Our information systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events such as fires, tornadoes, hurricanes, earthquakes and tsunamis, and usage errors by our employees. If our primary and back-up systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. We have not recently experienced material system-wide failures or downtime for any of our information systems used around the world; however, we cannot assure that such failures will not occur in the future. Any material interruption in either or both of our primary or back-up systems may have a material adverse effect on our business. Failures or significant downtime for any of our information systems could prevent us from placing product orders with vendors or recording inventory received, taking customer orders, printing product pick-lists, or shipping and invoicing for products sold, or recording transactions. It could also prevent customers from accessing our product information.

In order to support our future growth, we continue to review our business needs and are making continuous improvements, including standardization, where appropriate, of establishing common business processes and controls across our lines of business, and technology upgrades to our information systems, including software applications and electronic interfaces with our business partners. This can be a lengthy and expensive process that may result in a significant diversion of resources from other operations. The risk of system disruption is increased when significant system changes are undertaken. In implementing these enhancements, we may experience greater-than-expected difficulty or costs; and we may also experience significant disruptions in our business, which could have a material adverse effect on our business, particularly if we were to replace a substantial portion of our current information systems and processes. In addition, competitors may develop superior information systems or we may not be able to meet evolving market requirements by upgrading our current information systems at a reasonable cost, or at all.

Finally, we also rely on the Internet for a significant percentage of our orders and information exchanges with our customers. The Internet and individual websites in general have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites associated with other companies have experienced security breakdowns or breaches of confidential information. Although our website has not experienced any material breakdowns, disruptions or breaches in security, we cannot be assured that this will not occur in the future. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, our relationship with our customers could be adversely affected. Disruption of our website or of the Internet in general could impair our order processing or more generally prevent our customers from accessing critical information. This disruption could cause us to lose business.

Our future operating results will depend on our ability to continue to increase volumes and maintain margins as well as on the relative mix of our services provided.

Over 90% of our revenue during the years ended December 31, 2009 and 2010 and the three months ended March 31, 2011 was derived from sales of wireless devices, a part of our value-added distribution services that operates on a high-volume, low-margin basis. Our ability to generate these sales is based upon continued demand for wireless devices and our having an adequate supply of these devices. The gross margins that we realize on sales of wireless devices could be reduced over time due to increased competition, which in turn would lead to a decline in our overall margins. This margin pressure may, however, be offset to some extent if we are able to continue to increase the relative contribution of our higher margin, fee-based supply chain optimization, retail, government and VARs and consumer services to our overall business, a shift in product and services mix which would have a positive impact on our margins. However, an increased contribution of supply chain optimization, retail, government and VARs and consumer services relative to our value-added distribution services may lower the pace of revenue growth while having a positive impact on our gross margins. Our future growth and margin profile will depend on, among other things, our mix of value-added distribution and other services.

The natural lifecycle of certain of our supply chain optimization, retail, government and VARs and consumer services arrangements where we are paid a percentage of the savings we achieve for our customers, especially in the case of strategic sourcing, will decline over time as savings are fully realized, unless replaced by new contracts for additional services. If we are unable to enter into new supply chain optimization, retail, government and VARs and consumer services contracts, our revenue and gross margin may decline and our operating results could be adversely affected.

Our business growth strategy includes strategic partnerships, investments and acquisitions.

As part of our business strategy, we intend to pursue selected strategic partnerships, investments and acquisitions in complementary businesses. Our strategic partnership, investment and acquisition strategy involves a number of risks, including:

•	difficulty in identifying attractive strategic partnership, investment or acquisition opportunities;

•	difficulty in successfully integrating acquired operations, information technology systems, customers, manufacturer relationships, products and businesses with our operations;

•	loss of key employees of acquired operations or inability to hire key employees necessary for our expansion;

•	diversion of our capital and management attention away from other business issues;

•	entering new markets or offering new products we are not familiar with and competing with incumbents that have greater expertise (such as our recent acquisition of eSecuritel through which we plan to commence offering wireless handset insurance, an area that is new to us);

•	increase in our expenses and working capital requirements;

•	in the case of acquisitions that we may make outside of the United States, difficulty in operating in foreign countries and over significant geographical distances; and

•	other financial risks, such as potential liabilities of the businesses we acquire.

Our growth may be limited and our competitive position may be harmed if we are unable to identify, finance, consummate and integrate future acquisitions and investments. Future acquisitions and investments may result in dilutive issuances of equity securities, the incurrence of additional debt or large write-offs. The incurrence of debt in connection with any future acquisitions and investments could restrict our ability to obtain working capital or other financing necessary to operate our business. Our future acquisitions and investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions and investments, we may experience a decrease in future profitability or increase in future losses and our business could be adversely affected.

Our future operating results may suffer if we do not effectively manage our product inventories or are required to write down our inventories due to rapid technological changes in the global wireless device industry or changing market demands.

The technology relating to wireless devices changes rapidly, resulting in product obsolescence or short product lifecycles. As a result, we need to manage our inventory effectively to meet changing consumer demand and retailer volume requirements. Some of the products we distribute have in the past and may in the future become obsolete while in our inventory due to changing consumer demands or slowdowns in demand for existing products ahead of new product rollouts by our manufacturer customers or their competitors. If we are not able to manage our inventory effectively, we may need to write off unsaleable or obsolete inventory, which would adversely affect our business.

Our success depends on accurately anticipating future technological changes in our industry and on continually identifying, obtaining and marketing new products in order to satisfy evolving industry and customer requirements. Competitors or manufacturers of wireless devices may market products that have perceived or actual advantages over the products that we handle or render those products obsolete or less marketable. We have made and continue to make significant working capital investments in accordance with evolving industry and customer requirements, including maintaining levels of inventories of currently popular products that we believe are necessary based on current market conditions. These concentrations of working capital increase our risk of loss due to product obsolescence.

The global wireless device industry is intensely competitive, and we may not be able to continue to compete successfully in this industry.

For our value-added distribution services, we compete for sales of wireless devices, and expect that we will continue to compete, with numerous well-established manufacturers, including our own manufacturer customers. Furthermore, certain manufacturers may choose to develop the capabilities to go direct to customers and also implement extensive advertising and promotional programs, minimizing the need for distributors. We also compete with other distributors. The global wireless device industry has generally had low barriers to entry for companies with sufficient capital. As a result, additional competitors may choose to enter our industry in the future. The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. Our ability to continue to compete successfully will depend largely on our ability to maintain our current and enter into new customer relationships, continuing to innovate our service portfolio and establishing business relationships with new entrants. We may not be successful in anticipating and responding to competitive factors affecting our industry, including new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and competitors’ discount pricing and promotion strategies. As the wireless communications industry matures and as we seek to enter into new markets and offer new products in the future, the competition that we face may change and grow more intense.

We collaborate with manufacturers, operators, retailers and enterprises to optimize their supply chains and, therefore, rely on our customers to outsource or agree to collaborate with us for parts of, or the entirety of, their supply chains. As such, we compete with various parties, including our customers who may choose to in-source, other supply chain solutions companies, software companies, business process outsourcers, management and information technology consultants and electronic manufacturing services companies. Many of our competitors possess greater financial and other resources than we do and may market similar products or services directly to our customers. Furthermore, we may not be successful in anticipating and responding to competitive factors affecting our industry, including new or changing outsourcing requirements or the introduction of new technologies and services that can change the competitive landscape.

We may have higher than anticipated tax liabilities.

We conduct business globally and file income tax returns in multiple jurisdictions. Our effective tax rate could be adversely affected by several factors, including:

•	changes in income before taxes in various jurisdictions in which we operate that have differing statutory tax rates;

•	changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and

•	the resolution of issues arising from tax audits or examinations (including our ongoing U.S. federal income tax audit) and any related interest or penalties.

We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions. Any adverse outcome of such a review or examination and any proposed adjustments resulting therefrom could have a negative impact on our business. The results from tax examinations and audits (including our ongoing U.S. federal income tax audit) may differ from the liabilities recorded in our financial statements and may adversely affect our business.

The Internal Revenue Service (the “IRS”) and other taxing authorities regularly examine our income tax returns. In connection with these examinations, we have received notices from various taxing authorities alleging that we are liable for underpayment of tax of $17.9 million, inclusive of penalties and interest. We believe certain of the adjustments proposed by the IRS are inconsistent with applicable tax laws, and we intend to challenge the adjustments vigorously. We expect to prevail in administrative or court proceedings and that any resulting tax liabilities will not exceed amounts accrued for income taxes in our financial statements. However, the final outcome regarding these proceedings cannot be estimated with certainty, and we cannot guarantee that the outcome will not have a material effect on our operations.

We have provided indemnities to Motorola Mobility and we may have increased liabilities as a result of these indemnities.

In connection with our operations in Tierra del Fuego, Argentina, we entered into an agreement in July 2008 to indemnify Motorola Mobility for up to $10.0 million for reimbursement payments it may be obligated to make to a common customer arising from the customer’s non-compliance with the applicable Argentinean tax regime. We evaluate this indemnification in accordance with ASC 460 Guarantees, which requires immediate recognition of a liability for obligations under guarantees that impose an ongoing obligation to stand ready to perform, even if it is not probable that the specified triggering events or conditions will occur. As a consequence of entering into this indemnity, we recorded a liability of $2.0 million. A tax assessment for 2005 was filed against the common customer, and we are assisting Motorola Mobility’s defense of the case in the Argentina Tax Court. In addition, we have provided additional indemnities to Motorola Mobility under our distribution and financing agreements with Motorola Mobility for damages caused by handset assembly defects, failure to timely deliver products, failure to comply with FCPA or similar laws and other similar performance issues. All of our obligations to Motorola Mobility are secured by a second lien on assets securing our credit agreement, which constitutes substantially all of our U.S. assets.

We may not be able to grow at our historical rate or effectively manage future growth.

We have experienced significant growth, both domestically and internationally; however, we may not be able to continue to grow at a similar rate in the future because our international operations present significant management and organizational challenges to future growth. We will need to execute our strategy successfully, manage our expanding operations efficiently and effectively integrate into our operations any new businesses which we may acquire in order to continue our desired growth. If we are unable to do so, particularly for operations or transactions in which we have made significant capital investments, it could materially harm our business. Our inability to absorb the increasing operating costs that we have incurred, and expect to continue to incur, in anticipation of the growth we hope to achieve could cause our future earnings to decline if we are not able to generate the growth we expect to balance the increased operating costs. In addition, our growth prospects could be harmed by circumstances outside our control such as a decline in the demand for wireless devices globally or in one of the regions we serve, either of which could result in reduction or deferral of expenditures by existing or prospective customers.

In addition, growth of our operations will place a significant strain on our management, administrative and operational infrastructure, and we may not be able to hire and train additional personnel to manage such growth effectively. Furthermore, it takes time for our newer employees to develop the knowledge, skills and managerial and operational experience that our business model requires. If we fail to successfully manage our growth, we may be unable to successfully execute our business plan.

We are highly dependent on our Chairman and Chief Executive Officer and management team and the loss of our executive officers and key personnel could impede our ability to implement our strategy.

Our success depends in large part on the abilities and continued service of our executive officers and other key employees. In particular, we are highly dependent on the continued service of our co-founder, Chairman and Chief Executive Officer, who has developed extensive relationships with certain manufacturers, operators and retailers throughout the world. If for any reason our Chairman and Chief Executive Officer was no longer working for us, his knowledge and relationships would be very difficult to replace. We do not maintain “key man” life insurance for our Chairman and Chief Executive Officer.

The loss of any of our executive officers or other key personnel could impede our ability to fully and timely implement our business plan and future growth strategy. Although we have employment agreements with certain of our executive officers and non-competition agreements with our executive officers and certain key employees, our executive officers and key employees can always terminate their employment with us and our non-competition agreements are of limited scope and duration and are not easily enforced.

In order to support our continued growth, we need to effectively recruit, train and retain additional qualified employees, including sales personnel. Competition for qualified personnel is intense, and there can be no assurance that we will be able to successfully attract, train or retain sufficiently qualified personnel.

If we are unable to manage the organizational challenges associated with our size, we might be unable to achieve our business objectives.

We have operations in 51 countries and territories and approximately 3,400 employees worldwide. Our decentralized international operations present management and organizational challenges, which will only increase as we continue to grow and expand. It is difficult to maintain common standards across a large enterprise and effectively communicate our institutional knowledge. In addition, it can be difficult to maintain our culture, effectively manage our personnel and operations and effectively communicate to our personnel worldwide our core values, strategies and goals. Finally, the size and scope of our operations increase the possibility that an employee will engage in unlawful, unethical or fraudulent activity or otherwise expose us to unacceptable business risks, despite our efforts to properly train and educate our people and maintain appropriate internal controls to prevent such instances. If we do not continue to develop and implement the right processes, tools and ethical behaviors to manage our enterprise, our ability to compete successfully and achieve our business objectives could be impaired.

We could have liability or our reputation could be damaged if we do not protect customer data or information systems or if our information systems are breached.

We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate among our locations around the world and with our customers. Security breaches of this infrastructure could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We are required at times to manage, utilize and store sensitive or confidential customer or employee data. We are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information, such as the European Union Directive on Data Protection and various U.S. federal and state laws governing the protection of health or other individually identifiable information. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer or employee data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers. Similarly, unauthorized access to or through our information systems or those we develop for our customers, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation.

We are dependent on third parties for the delivery of our products and services.

We rely almost entirely on arrangements with third-party shipping and freight-forwarding companies for the delivery of our products and services. The termination of our arrangements with one or more of these third-party shipping companies, or the failure or inability of one or more of these third-party shipping companies to deliver products from our manufacturer customers to us or products from us to our customers, could disrupt our business and harm our reputation and operating results.

We rely to a great extent on our intellectual property and agreements with our key employees and other third parties to protect our proprietary rights.

Our business success is substantially dependent upon our proprietary business methods and software applications relating to our information systems. With respect to other business methods and software, we rely on trade secret and copyright laws to protect our proprietary knowledge. We also regularly enter into non-disclosure agreements with our key employees and third parties and limit access to and distribution of our trade secrets and other proprietary information. These measures may not prove adequate to prevent misappropriation of our technology. Our competitors could also independently develop technologies that are substantially equivalent or superior to our technology, thereby eliminating one of our competitive advantages. We also have offices and conduct our operations in a wide variety of countries outside the United States. The laws of some other countries do not protect our proprietary rights to the same extent as the laws in the United States. In addition, although we believe that our business methods and proprietary software have been developed independently and do not infringe upon the rights of others, third parties might assert infringement claims against us in the future or our business methods and software may be found to infringe upon the proprietary rights of others.

We have identified material weaknesses in our internal controls over financial reporting which, if not successfully remediated, could cause us to fail to timely report our financial results, prevent fraud and avoid material misstatements in our financial statements.

In connection with the preparation of our financial statements for the years ended December 31, 2009 and 2010, we identified several material weaknesses in our internal controls over financial reporting, some of which were not properly remedied from prior years. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that existed as of December 31, 2010 were identified in 2009 and were not properly remediated. These material weaknesses included the following:

•	At one of our foreign subsidiaries, we identified a lack of controls over (i) the review and approval of journal entries, (ii) the approval of and payments to vendors and (iii) the issuance of vendor credits.

•	At one of our U.S. subsidiaries, we identified (i) a lack of segregation of duties and formal evidence of review and approval of payments to vendors and account reconciliations and (ii) a lack of sufficient and appropriate evidence supporting vendor credits, and, at our corporate headquarters, we identified a lack of approval of contracts.

A remediation process designed to eliminate the identified deficiencies is underway. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Material Weaknesses and Remediation Efforts.” However, we do not expect the remediation plan to be completed until later in 2011. Even though we have initiated and in some instances implemented a number of remedial actions, there can be no assurance that the measures we have taken, or will take, will be on schedule or effective to address the issues identified or that similar weaknesses or deficiencies will not recur in the future. As a result of these and similar activities, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business.

If the remedial policies, procedures and systems we implement, resources we add or personnel we hire are insufficient to address the identified material weaknesses, or if additional material weaknesses or significant deficiencies in our internal controls are discovered in the future, we may be unable to report our financial results on a timely basis or to prevent fraud, our consolidated financial statements may contain material misstatements or we may not be able to comply with applicable financial reporting requirements and the requirements of our various financing agreements. If any of these events occur, our business and reputation may be significantly harmed and investors may not want to own our securities. Failure to comply with reporting requirements under our various financial agreements could result in defaults thereunder and acceleration of outstanding indebtedness.

We may not have adequate liquidity or capital resources.

We require cash or committed liquidity facilities for general corporate purposes, such as funding ongoing working capital, acquisition and capital expenditure needs. For the twelve months ended December 31, 2010 and the three months ended March 31, 2011, we used cash for operating activities of $159.3 million and $27.7 million, respectively.

As of December 31, 2009 and 2010 and March 31, 2011, we had $239.9 million, $159.2 million and $102.5 million, respectively, in unrestricted cash and cash equivalents. With the exception of approximately $0.2 million, $12.1 million and $1.8 million as of December 31, 2009 and 2010 and March 31, 2011, respectively, our unrestricted cash and cash equivalents are held outside of the U.S. Our non-U.S. subsidiaries purchase handsets through Brightstar Miami at cost plus an appropriate markup, and pay the purchase price in cash to Brightstar Miami. However, earnings generated by our foreign subsidiaries from the sale of handsets to their customers are retained and invested by these subsidiaries. As a result, we do not have access to such funds in the U.S.

As of December 31, 2010 and March 31, 2011, we have access to credit lines of approximately $850.0 million and $750.0 million, respectively, with a gross availability of approximately $600.0 million and $400.0 million, respectively. In December 2010, we increased our revolving credit facility (the “ABL Revolver”) to a total facility size of $500.0 million, with an option for an additional uncommitted $100.0 million financing. In November 2010, we raised $250.0 million through the sales of senior unsecured notes, and in May 2011, we raised an additional $100.0 million through the sale of such notes (collectively, the “2016 Notes”). In addition, as of December 31, 2010 and March 31, 2011, we had over $1.3 billion and $2.0 billion, respectively, in available trade credit provided by our suppliers.

Our ability to satisfy our cash needs will depend on our ability to generate cash from operations and to access the financial markets, both of which will be subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. We may, in the future, need to access the financial markets to satisfy our cash needs. Our ability to obtain external financing will be affected by general financial market conditions and our future debt ratings. Further, any increase in our level of debt, change in status of our debt from unsecured to secured debt, or deterioration of our operating results may cause a reduction in our future debt ratings. Any downgrade in our debt rating or tightening of credit availability could impair our ability to obtain additional financing or renew existing credit facilities on acceptable terms. Under the terms of any future external financing, we may incur higher than expected financing expenses. A lack of access to adequate capital resources could have a material adverse effect on our liquidity and our business.

We have a substantial amount of indebtedness which may adversely affect our cash flow and our ability to operate our business and to fulfill our obligations under our indebtedness.

As of March 31, 2011, our total indebtedness was $450.3 million. In addition, in May 2011, we issued $100.0 million in additional 2016 Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Our substantial indebtedness could have important consequences, including the following:

•	Increased difficulty for us in satisfying our obligations with respect to our existing 2016 Notes, including any repurchase obligations that may arise thereunder;

•	Increased vulnerability to economic downturns and adverse developments in our business;

•	A requirement that a substantial portion of cash flow from operations be allocated to the payment of principal and interest on the 2016 Notes and, to the extent incurred, indebtedness under the ABL Revolver and any other indebtedness, therefore reducing our ability to use our cash flow to fund our operations and capital expenditures and to invest in future business opportunities;

•	Exposure to the risk of increased interest rates as borrowings under our ABL Revolver carry variable rates of interest;

•	Restrictions on our ability to take advantage of strategic opportunities or our ability to make non-strategic divestitures;

•	Limitations on our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate or other purposes, which could be exacerbated by further volatility in the credit markets;

•	Disadvantages compared to our competitors who have proportionately less debt;

•	Limited flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	Failure to satisfy our obligations under the 2016 Notes or our other indebtedness or failure to comply with the restrictive covenants contained in the indenture that governs the 2016 Notes and the credit agreement that governs our ABL Revolver or our other indebtedness could result in an event of default which could result in all of our indebtedness becoming immediately due and payable and could permit the holders of the notes and our other secured lenders to foreclosure on our assets securing such indebtedness.

Despite our current level of indebtedness, we and our subsidiaries may incur significant additional indebtedness, including secured indebtedness, in the future.

The terms of our debt covenants could limit our flexibility in operating our business and our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indenture that governs the 2016 Notes and the credit agreement that governs our ABL Revolver, contain, and the agreements that govern our future indebtedness may contain, covenants that restrict our ability and the ability of our subsidiaries to:

•	incur additional debt;

•	make certain payments, including dividends or other distributions, with respect to our capital stock, or prepayments of subordinated debt;

•	make certain investments or sell assets;

•	create certain liens or engage in sale and leaseback transactions;

•	provide guarantees for certain debt;

•	enter into restrictions on the payment of dividends and other amounts by subsidiaries;

•	engage in certain transactions with affiliates;

•	consolidate, merge or transfer all or substantially all our assets; and

•	enter into other lines of business.

A breach of the covenants or restrictions under the indenture that governs the 2016 Notes, the credit agreement that governs the ABL Revolver or any agreement that governs any other indebtedness could result in a default under the applicable indebtedness. Such default or any payment default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our ABL Revolver would permit the lenders under our ABL Revolver to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Revolver, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders and holders of the 2016 Notes accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness.

In the past, we have obtained waivers from our lenders for non-compliance with certain of the covenants related to our indebtedness. Although no waiver for non-compliance with any covenant related to our indebtedness is currently required, we cannot predict whether we will need future waivers or whether we will be able to obtain them.

These restrictions may restrict our financial flexibility, limit any strategic initiatives, restrict our ability to grow or limit our ability to respond to competitive changes. As a result of these covenants, we will be limited in the manner in which we can conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully execute our strategy and operate our business. In addition, as a result of a default of any covenant and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

Risks Related to This Offering

The voting power of our capital stock will be concentrated in our Chairman and Chief Executive Officer, which will limit your ability to influence corporate matters.

Following the completion of this offering, our Class B common stock will have 5 votes per share except in limited circumstances, and our Class A common stock, which is the stock we are selling in this offering, will have one vote per share. Following the completion of this offering, Mr. Claure will beneficially own 100% of our Class B common stock, representing approximately     % of the combined voting power of our outstanding common stock and     % of our total equity ownership assuming the underwriters’ option to purchase additional shares is not exercised. Mr. Claure will have the ability to take stockholder action with respect to certain matters without the vote of any other stockholder and without having to call a stockholder meeting, and investors in this offering will not be able to affect the outcome of those stockholder votes during this period. Mr. Claure will continue to control most matters submitted to our stockholders for approval even though he will beneficially own less than 50% of the outstanding shares of our common stock due to the fact that each share of Class B common stock will entitle him to 5 votes, except in limited circumstances. As a result, Mr. Claure may, through our board of directors, influence all matters affecting us, including:

•	any determination with respect to our business plans and policies (except for fundamental changes to our business);

•	our financing activities; and

•	other significant corporate transactions.

This concentration of voting control will limit your ability to influence corporate matters and, as a result, we may take actions that our Class A common stockholders may not view as beneficial. See “Description of Capital Stock — Common Stock” and “Description of Capital Stock — Voting Rights” for a more detailed discussion of the relative rights of the Class A and Class B common stock.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of this offering, Mr. Claure will beneficially own more than 50% of the combined voting power of our outstanding common stock, and we will be a “controlled company” under the Nasdaq Stock Market corporate governance standards. As a controlled company, certain exemptions under the Nasdaq Stock Market corporate governance standards free us from the obligation to comply with certain Nasdaq Stock Market corporate governance standards, including that a majority of our board of directors consist of independent directors.

As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to stockholders of companies that are subject to all of the Nasdaq Stock Market corporate governance standards.

Lindsay Goldberg’s interests may conflict with those of other stockholders.

Our stockholders’ agreement provides that Lindsay Goldberg, a New York-based private equity firm, is not prohibited from investing or participating in competing businesses. Lindsay Goldberg is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Lindsay Goldberg may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. To the extent they invest in such other businesses, Lindsay Goldberg may have differing interests than our other stockholders.

There has been no public market for our Class A common stock; our stock price could be volatile and could decline following this offering, resulting in a substantial loss on your investment.

Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the extent, if any, to which an active trading market for our Class A common stock will develop or be sustained. The absence of any active trading market could adversely affect your ability to sell shares that you own and could depress the market price of those shares. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives of the underwriters and may bear no relationship to the price at which our Class A common stock will trade following the completion of this offering. In general, the stock market has been highly volatile and the market price of our Class A common stock may also be volatile. Investors may incur substantial losses as a result of decreases in the market price of our Class A common stock, including decreases unrelated to our financial condition, operating performance or prospects. The market price of our Class A common stock could fluctuate widely or decline as a result of a number of factors, including those under “— Risks Related to Our Business” and the following:

•	our short- and long-term operating performance and the operating performance of other companies within the wireless device industry;

•	changes in our net sales or net income or in estimates of or recommendations by securities analysts;

•	speculation in the media or investment community;

•	political, monetary, social and economic events and conditions in our geographic markets, including in particular Latin America;

•	currency fluctuations and devaluations;

•	acts of God, hostilities and terrorist acts; and

•	general financial and economic conditions, including factors not directly related to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock trading price. Any such litigation against us could involve substantial costs and liability and significantly divert our management’s time, attention and resources regardless of the merits of such litigation.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage, the trading price for our Class A common stock could be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline.

Some provisions of our certificate of incorporation and by-laws could delay or prevent transactions that many stockholders may favor.

Some provisions of our certificate of incorporation and by-laws, to be effective upon completion of this offering, could have the effect of delaying or preventing a tender offer or other takeover attempt of our company that many of our stockholders might consider favorable, including attempts that might result in a premium over the prevailing market price of our Class A common stock. These provisions are intended by us to enhance the likelihood of stability in the composition of our board of directors and in the policies of the board and to discourage or delay certain transactions that involve a potential change in control of our company. They are designed also to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics often used in proxy contests. These provisions, however, could have the effect of discouraging others from making tender offers for shares of our Class A common stock. These provisions may also have the effect of preventing or delaying changes in our management. See “Description of Capital Stock” for a more detailed discussion of these provisions.

The change in control provisions of certain of our agreements with our principal manufacturer customers, our amended and restated credit facility and the indenture governing the 2016 Notes could impede or prevent transactions that many of our stockholders might favor.

Certain of our agreements with Motorola and our distribution agreement with Samsung contain provisions that allow for the immediate termination of such agreements in the event of a change of control of our company (other than in connection with this offering). Additionally, under the terms of our amended and restated credit facility with PNC Bank (and other lenders), a change in control of our company (other than in connection with this offering) would constitute an event of default and our obligations under such amended and restated credit facility could be accelerated and under our indenture governing the 2016 Notes, upon a change of control, holders of the notes have the right to require us to repurchase the notes. Such provisions could have the effect of delaying or preventing a tender offer or other takeover attempt of our company that many of our stockholders might consider favorable, including offers or attempts that might result in a premium over the prevailing market price of our Class A common stock. They may also have the effect of preventing or delaying changes in our management.

A substantial number of shares will be eligible for resale in the near future, which could cause our Class A common stock price to decline.

Sales of our Class A common stock in the public market after the completion of this offering, or even the perception that such sales may occur, could cause the market price of our Class A common stock to decline. Upon the completion of this offering, we will have           shares of Class A common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares or any outstanding stock options. The           shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). In addition, there will be           shares of our Class B common stock outstanding at the completion of this offering held by Mr. Claure, which may be converted into shares of Class A common stock at any time and, under certain circumstances, will automatically be converted to shares of Class A common stock. Substantially all of the shares of the outstanding Class A common stock and the outstanding Class B common stock owned by our existing stockholders will be subject to lock-up agreements with the underwriters that restrict their ability to transfer capital stock for a period of at least 180 days from the date of this prospectus (or, as long as the company remains certified as a minority business enterprise, at least 365 days in the case of Mr. Claure). For a more detailed description of these agreements, see “Shares Eligible for Future Sale — Lock-up Agreements” and “Underwriting.” After the lock-up agreements expire, an aggregate of           shares of Class A common stock (excluding the shares to be redeemed by us or sold upon any exercise of the underwriters’ option to purchase additional shares) and Class B common stock will be eligible for resale in the public market, subject to the applicable limitations of either Rule 144 or Rule 701 under the Securities Act. For a more detailed discussion of the shares eligible for future sale, see “Shares Eligible for Future Sale.”

Goldman, Sachs & Co. and J.P. Morgan Securities LLC, on behalf of all the underwriters, may in their discretion, at any time and without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in shares being available for sale in the public market at an earlier date. Conversion of Class B common stock into Class A common stock and sales of Class A common stock by existing stockholders in the public market, the availability of these shares for resale or our future issuance of additional securities could cause the market price of our Class A common stock to decline, perhaps significantly.

Following the completion of this offering and the expiration of the lock-up period, assuming the conversion of our redeemable convertible preferred stock, the holders of an aggregate of           shares of our Class A common stock (excluding the shares to be sold upon any exercise of the underwriters’ option to purchase additional shares) will be entitled to register their shares of common stock under the Securities Act. We have also granted demand and piggyback registration rights to the holders of           shares of our Class A common stock. For a more detailed discussion of these registration rights, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” and “Shares Eligible for Future Sale.”

Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming and may strain our resources.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the related rules and regulations of the Securities and Exchange Commission (the “SEC”), as well as the rules of The Nasdaq Stock Market.

In accordance with Section 404 of Sarbanes-Oxley, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K as required. In addition, we will be required to have our independent registered public accounting firm provide an opinion regarding the effectiveness of our internal controls. We are in the process of reviewing our internal control over financial reporting and are establishing formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and controls within our organization. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to adverse regulatory consequences and there could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. This could have a material adverse effect on our business and lead to a decline in the price of our Class A common stock.

The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition. Compliance with these requirements will place significant additional demands on our legal, accounting and finance staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we will be required to hire additional accounting, finance, legal and internal audit staff with the requisite technical knowledge.

As a public company we will also need to enhance our investor relations, marketing and corporate communications functions. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are predictions based on our current expectations and projections about future events which we believe are reasonable. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $      million, or approximately $      million if the underwriters exercise their option to purchase additional shares in full, assuming an initial offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use $      million of the net proceeds from this offering to pay accrued dividends on our redeemable convertible preferred stock, including $      to Lindsay Goldberg, an affiliate of the company, and will use the remainder to pay down debt under our ABL Revolver. We intend to continue to borrow under our ABL Revolver from time to time for general corporate purposes, and such borrowings may be in amounts that exceed the amount that we will repay with the proceeds from this offering. The maturity date of the ABL Revolver is December 22, 2015 and, as of March 31, 2011, the weighted average interest rate was 0.81% on the ABL Revolver. We will not receive any proceeds from the shares of Class A common stock being sold by the selling stockholders identified in this prospectus, which include Mr. Claure and Lindsay Goldberg.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 change in the assumed initial public offering price of $      per share of Class A common stock (the midpoint of the range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us by $      million, or approximately $      million if the underwriters exercise their option to purchase additional shares in full.

DIVIDEND POLICY

We have a limited history of paying dividends to our common stockholders. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any dividends on our Class A or Class B common stock in the foreseeable future. During 2008, we paid a dividend of $0.30 per share to our common stockholders. We will pay accrued dividends on our redeemable convertible preferred stock in connection with this offering. Our ability to pay dividends on our common stock is limited by the covenants of our ABL Revolver and the indenture governing the 2016 Notes.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the conversion of shares of our common stock owned by Mr. Claure into shares of Class A common stock and shares of Class B common stock, and the conversion of shares of our common stock owned by other shareholders into shares of Class A common stock; and (2) the conversion of our redeemable convertible preferred stock into shares of Class A common stock in connection with this offering; and

•	on a pro forma, as adjusted, basis to reflect the adjustments described in the immediately preceding bullet point and to further reflect the issuance and sale of shares of Class A common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and offering expenses payable by us, as set forth under “Use of Proceeds.”

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of March 31, 2011
				Pro Forma, as
	Actual	Pro Forma(1)		Adjusted
	(Unaudited)
	(In thousands, except per share data)

Debt:
Revolving credit facility(2)	$53,925	$		$
Senior notes(3)	250,000
Trade facilities(4)	—
All other bank facilities(4)	146,406

Total debt	450,331

Redeemable convertible preferred stock(1)	415,359		—		—

Stockholders’ equity:
Common Stock, $0.0001 par value per share, 50,000,000 shares authorized, 18,182,267 shares issued and outstanding, actual; no shares authorized, issued and outstanding, on a pro forma and pro forma as adjusted basis	2		—		—
Class A common stock, $0.0001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding on a pro forma basis; shares authorized, shares issued and outstanding on a pro forma, as adjusted basis	—
Class B common stock, $0.0001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, on a pro forma and pro forma as adjusted basis	—
Additional paid-in capital(5)	52,016
Retained earnings	96,927
Accumulated other comprehensive income	18,152
Non-controlling interest	8,764

Total stockholders’ equity(5)	175,861

Total capitalization(5)	$1,041,551	$		$

(1)	The certificates of designation for our redeemable convertible preferred stock provide that we have the right to convert all of the outstanding shares of redeemable convertible preferred stock if we consummate an initial public offering, in the case of the Series B Preferred Stock, resulting in gross proceeds of at least $100.0 million and a sale price for the shares of common stock sold in the offering of at least $26.00, in the case of the Series C and Series D Preferred Stock, resulting in gross proceeds of at least $100.0 million and a sale price for the shares of common stock sold in the offering of at least $26.33, and, in the case of the Series E Preferred Stock, resulting in gross proceeds of at least $50 million and a sale price for the shares of common stock sold in the offering of at least $16.00. Based on the assumed initial public offering price of $ per share of Class A common stock (the midpoint of the range set forth on the cover page of this prospectus) and the offering size set forth on the cover of this prospectus, we believe that this offering will satisfy these contingencies.

(2)	As of March 31, 2011, we had $334.3 million available under our revolving credit facility.

(3)	In May 2011, we issued an additional $100.0 million aggregate principal amount of 2016 Notes under the indenture dated November 30, 2010, pursuant to which we have previously issued $250.0 million aggregate principal amount of 2016 Notes.

(4)	As of March 31, 2011, we had $50.0 million available in trade financing facilities and $50.3 million available under all other bank facilities.

(5)	Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $ per share of Class A common stock (the midpoint of the range set forth on the cover page of this prospectus) would increase or decrease the amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million.

DILUTION

Our pro forma net tangible book value as of March 31, 2011 was $     , or $      per share of Class A and Class B common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth, total assets less total liabilities, by the aggregate number of shares of Class A and Class B common stock outstanding upon the completion of this offering and reflecting conversion of our redeemable convertible preferred stock into           shares of Class A common stock. After giving effect to the sale by us of the           shares of Class A common stock in this offering, at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value as of March 31, 2011 would have been $     , or $      per share of Class A and Class B common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:

Assumed initial public offering price		$

Pro forma net tangible book value per share as of March 31, 2011	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share.

Assuming the number of shares of Class A common stock offered by us as set forth on the cover page of this prospectus remains the same, a $1.00 increase (decrease) in the assumed initial public offering price of $      per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma net tangible book value per share attributable to new investors by $      million, the pro forma net tangible book value (deficit) per share after this offering by $      per share and decrease (increase) the dilution per share to new investors in this offering by $      per share.

The following table sets forth, on a pro forma basis, as of March 31, 2011, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing common stockholders			%	$		%	$
Existing redeemable convertible preferred stockholders (as converted)							$
New investors							$

Total		100%		$	100%

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to           or approximately     %,           shares or approximately     % if

the option to purchase additional shares is exercised in full, and will increase the number of shares to be purchased by new investors to           or approximately     %,           shares or approximately     % if the option to purchase additional shares is exercised in full, of the total number of shares of common stock outstanding after the offering.

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares or of outstanding stock options after March 31, 2011. As of March 31, 2011,           shares of common stock were subject to outstanding options, which will automatically become options to purchase shares of our Class A common stock upon the completion of this offering, at a weighted average exercise price of $     . To the extent these options are exercised there will be further dilution to new investors.

Assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase (decrease) in the assumed initial public offering price of $      per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), would increase (decrease) total consideration paid by new investors in this offering and by all investors by $      million, and would increase (decrease) the average price per share paid by new investors by $1.00, and would increase (decrease) pro forma net tangible book value per share by $     .

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following is our selected consolidated financial and other data, which should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 are derived from, and qualified by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statement of operations data for the three-month periods ended March 31, 2010 and 2011 and the balance sheet data at March 31, 2011 are derived from, and qualified by reference to, our unaudited interim consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of the financial position as of such date and results of operations for such periods. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the full year. The consolidated balance sheet data as of December 31, 2008 is derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our unaudited consolidated financial statements not included in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,
	2006	2007	2008	2009	2010	2010	2011
						(Unaudited)
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenue	$3,555,674	$3,492,476	$3,550,165	$2,718,652	$4,612,863	$767,377	$1,267,874
Cost of revenue	3,257,352	3,189,935	3,254,167	2,354,016	4,218,979	682,678	1,157,310

Gross profit	298,322	302,541	295,998	364,636	393,884	84,699	110,564

Operating expenses:
Selling, general and administrative	135,192	197,530	174,287	161,806	235,239	46,788	65,278
Provision for bad debts	7,776	1,956	2,736	6,435	8,785	9,462	(607)
Depreciation and amortization	4,800	6,820	9,917	13,457	11,913	2,611	3,389
Public offering expenses	—	—	—	—	7,333	5,400	—

Total operating expenses	147,768	206,306	186,940	181,698	263,270	64,261	68,060

Operating income	150,554	96,235	109,058	182,938	130,614	20,438	42,504

Other income (expenses):
Interest income	1,794	9,746	14,206	21,278	7,139	1,826	1,460
Interest expense	(40,971)	(46,366)	(34,746)	(17,102)	(29,025)	(5,798)	(13,858)
Other income (expenses), net(1)	(10,696)	(4,543)	(923)	(3,459)	2,159	8	1,805
Foreign exchange gains (losses), net	900	2,648	(25,117)	(80,915)	(33,263)	(17,237)	(2,486)
Loss on early extinguishment of debt	—	(38,903)	—	—	—	—	—

Total other expenses	(48,973)	(77,418)	(46,580)	(80,198)	(52,990)	(21,201)	(13,079)

Income (loss) from continuing operations before provision for income taxes	101,581	18,817	62,478	102,740	77,624	(763)	29,425
Provision for income taxes	33,862	19,515	35,402	46,999	36,938	3,337	10,755

Income (loss) from continuing operations	67,719	(698)	27,076	55,741	40,686	(4,100)	18,670
(Loss) income from discontinued operations, net of taxes	(2,840)	(16,771)	(14,304)	2,595	(921)	(9)	(32)

Net income (loss)	64,879	(17,469)	12,772	58,336	39,765	(4,109)	18,638
Less: Net income attributable to non-controlling interest	13,749	18,753	18,107	4,095	2,385	331	965

Net income (loss) attributable to Brightstar Corp.	$51,130	$(36,222)	$(5,335)	$54,241	$37,380	$(4,440)	$17,673

						Three Months Ended
	Year Ended December 31,					March 31,
	2006	2007	2008	2009	2010	2010	2011
						(Unaudited)
	(In thousands, except share and per share data)

Basic earnings per share for common stock:
Income (loss) from continuing operations attributable to Brightstar Corp. common stockholders	$1.85	$(3.36)	$0.50	$0.83	$0.35	$(0.59)	$0.30
(Loss) income from discontinued operations attributable to Brightstar Corp. common stockholders	(0.11)	(0.85)	(0.79)	0.07	(0.03)	—	—

Net income (loss) attributable to Brightstar Corp. common stockholders	$1.74	$(4.21)	$(0.29)	$0.90	$0.32	$(0.59)	$0.30

Diluted earnings per share for common stock:
Income (loss) from continuing operations attributable to Brightstar Corp. common stockholders	$1.65	$(3.36)	$0.20	$0.78	$0.35	$(0.59)	$0.29
(Loss) income from discontinued operations attributable to Brightstar Corp. common stockholders	(0.09)	(0.85)	(0.41)	0.06	(0.03)	—	—

Net income (loss) attributable to Brightstar Corp. common stockholders	$1.56	$(4.21)	$(0.21)	$0.84	$0.32	$(0.59)	$0.29

Weighted average number of common shares outstanding:
Basic	21,454,431	19,714,092	18,134,166	18,163,037	18,181,347	18,178,538	18,182,267

Diluted	25,589,280	19,714,092	35,046,068	20,863,930	18,586,404	18,178,538	18,914,897

	As of December 31,					March 31,
	2006	2007	2008	2009	2010	2011
						(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$64,803	$89,491	$122,057	$239,859	$159,161	$102,541
Accounts receivable, net	810,219	972,062	864,222	969,184	1,376,445	1,143,762
Inventory	702,638	393,637	316,472	239,988	612,396	758,123
Total assets	1,695,728	1,651,517	1,574,140	1,813,839	2,496,570	2,385,598
Total debt(2)	542,937	569,950	445,408	401,848	453,805	450,331
Total liabilities	1,415,180	1,175,222	1,116,347	1,319,326	1,929,758	1,794,378
Total redeemable convertible preferred stock	76,292	329,742	329,742	362,377	409,090	415,359
Total stockholders’ equity	204,256	146,553	128,051	132,136	157,722	175,861

(1)	The table below presents the consolidated other income (expenses), net attributable to Brightstar Europe:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
						(Unaudited)
	(In thousands)

Other income (expenses), net attributable to Brightstar Europe	$—	$(2,806)	$(4,744)	$1,781	$2,413	$834	$2,806

(2)	Total debt is defined as lines of credit, trade financing facilities and current portion of term debt, long-term debt and convertible senior subordinated notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve various risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate, please read “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading global services company focused on serving the key participants in the wireless device industry: manufacturers, operators, retailers and enterprises. Our principal service is value-added distribution, but we also provide supply chain optimization services, retail services, government and VARs services and consumer services. We currently offer over 100 individual services in 51 countries and territories across six continents, and we intend to continue to innovate and add services that deliver value to our customers. We believe that our global presence, scale and position in the wireless device industry provide us with unique insights across the entire wireless device industry and enhance our ability to offer differentiated, value-added services to our customers.

We are a global organization supporting manufacturers, operators, retailers and enterprises and reach over 80,000 points of sale worldwide. Our customers are some of the leading companies in the wireless device industry. Among others, our customers include manufacturers such as RIM, Samsung, Motorola, LG and Nokia; operators such as America Movil, Iusacell, Telefonica, Movilnet and Telstra; retailers such as Best Buy, Walmart and Wireless Advocates; and enterprises such as PC Connection.

For our value-added distribution services, and under the terms of certain arrangements, we procure and take title to wireless devices and re-sell them to our customers around the world; the revenue we generate for these value-added distribution services is transaction-based and includes the cost of the devices we sell. For our other services, we primarily charge a contractual fee for services provided or enter into gain-sharing arrangements, whereby we earn a percentage of the savings we generate for the customer.

Our business is conducted in four geographic regions: (i) U.S./Canada; (ii) Latin America; (iii) Asia Pacific, Middle East and Africa (“APAC/MEA”); and (iv) Europe, through Brightstar Europe, our 50% owned joint venture with Tech Data. The first three regions are reported as geographic operating segments in our consolidated financial statements, and we include our share of income from Brightstar Europe in other income (expenses), net.

Regional Highlights and Outlook

•	U.S./Canada. For the three months ended March 31, 2011, revenue in our U.S./Canada region was approximately $285.0 million, which accounted for 22.5% of our total revenue for the three months ended March 31, 2011, compared to 29.2% for the three months ended March 31, 2010. For the year ended December 31, 2010, revenue in our U.S./Canada region was approximately $1.5 billion, which accounted for 31.9% of our total revenue in 2010, compared to 26.6% in 2009 and 18.3% in 2008. The growth in this region has been driven primarily by the addition of new retailer customers and the rapid expansion of our business in the retail and dealer agent distribution networks. We have over 600 customers in this region, including over 500 retailers. Our core services in the region include value-added distribution, management of wireless device returns, management of the entire wireless device category for certain customers, supply chain management, product portfolio management and virtual inventory, activation services, in-store marketing and handset protection and replacement. In

October 2010, we acquired OTBT, Inc., a provider of enterprise services for small and medium businesses and large enterprises in the U.S. We operate over 450,000 square feet of facilities and serve over 56,000 points of sale throughout the region. Following a period of rapid expansion in this region, we intend to increasingly focus on improving the profit margin profile, which we expect will result in lower revenue over the short term but higher profitability.

•	Latin America. For the three months ended March 31, 2011, revenue in our Latin America region was approximately $806.8 million, which accounted for 63.6% of our total revenue for the three months ended March 31, 2011, compared to 61.1% for the three months ended March 31, 2010. For the year ended December 31, 2010, revenue in our Latin America region was approximately $2.7 billion, which accounted for 60.1% of our total revenue in 2010, compared to 66.9% in 2009 and 76.1% in 2008, excluding the effect of the Venezuela increase in revenue in 2009 and early 2010 related to specific transactions executed through the parallel market. See “— Significant Issues Affecting Comparability from Period to Period — Venezuela Business.” Historically, our Latin America region contributed the majority of our total revenue, but, in recent years, the region’s overall contribution to total revenue has been decreasing due to the higher relative growth of our other regions. We operate in 20 countries and territories across this region, including Argentina, Brazil, Colombia, Mexico and Venezuela. Our core services in Latin America include value-added distribution, and management of the wireless device category for customers including demand planning and forecasting, and fulfillment and logistics, which includes freight management and customs clearance. We operate over 675,000 square feet of warehouse facilities serving this region, including our Miami distribution center. We have 47 sales, distribution and assembly facilities that together serve more than 120 operators and 33,000 customers in this region. We expect our revenue to increase in this region driven by continued growth in our services and increased penetration of smartphones.

Our assembly facility in Tierra del Fuego, Argentina allows us to provide local production capability for our customers. In late 2009, the Argentinean government enacted a law which increased import taxes on all mobile phones imported into Argentina. This law incentivizes mobile phone manufacturers, among others, to manufacture these devices in Argentina. Having an established manufacturing facility in Tierra del Fuego, Argentina, positioned us to serve many of these manufacturers and our production and sale of mobile phones increased significantly. Revenues in Tierra del Fuego, Argentina amounted to $23.9 million, $344.4 million and $97.2 million for the years ended December 31, 2009 and 2010 and the three months ended March 31, 2011, respectively. The Argentinean government may amend or repeal this import tax law at any time, which could reduce or eliminate the tax incentives for manufacturing mobile phones in Tierra del Fuego, Argentina and thus could reduce our revenues in the region.

•	APAC/MEA. For the three months ended March 31, 2011, revenue in our APAC/MEA region was approximately $175.7 million, which accounted for 13.9% of our total revenue for the three months ended March 31, 2011, compared to 8.0% for the three months ended March 31, 2010. For the year ended December 31, 2010, revenue in our APAC/MEA region was $367.2 million, which accounted for 8.0% of our total revenue in 2010, compared to 6.5% in 2009 and 5.6% in 2008. The growth in this region has been driven primarily by our efforts to expand our service offerings and enter new markets. We operate in 14 countries across this region, including Australia, Hong Kong, Malaysia, New Zealand, Singapore, South Africa, Thailand, Turkey and Vietnam. We have six distribution facilities that together serve more than 27 manufacturers, 21 operators and 1,350 retailers at approximately 11,000 points of sale. Our core services in the region include supply chain planning, such as demand forecasting and inventory management, and wireless device management, which includes services such as lifecycle management which help our customers increase the speed at which devices are sold. We also offer a full range of strategic sourcing services, which help our customers obtain wireless devices at competitive prices, distribution channel management and value-added distribution services. We operate more than 350,000 square feet of warehouse facilities in the region. We expect our revenue to increase and gross margins to decrease in this region as we expand our value-added distribution services business at a faster rate than our other services and as we expand into new markets.

•	Europe. We own a 50% interest in Brightstar Europe, a joint venture company formed in 2007, which is owned equally and controlled jointly by Tech Data and us. The growth in this region has been driven primarily by market penetration, geographic expansion and, to a lesser extent, impact from our recent acquisitions. Our income attributable to Brightstar Europe operations increased from $1.8 million in 2009 to $2.4 million in 2010 and was $2.8 million in the three months ended March 31, 2011. We operate in 15 countries across this region, including Spain, Germany and United Kingdom. Brightstar Europe utilizes the distribution facilities maintained by Tech Data. Brightstar Europe’s core services in the region include value-added distribution, government and VARs and consumer services. In August 2010, Brightstar Europe acquired AKL Telecommunications GmbH (“AKL”). AKL is one of Austria’s leading suppliers of mobile phones and fixed line telephone solutions to the wireless channels including telecommunications dealers and consumer electronics stores. In addition, in October 2010, Brightstar Europe acquired Mobile Communication Company (“MCC”), a major supplier of mobile phones and personal navigation devices in the Netherlands and Belgium. Brightstar Europe has been growing rapidly since its formation, as the joint venture increases its presence in the region. We expect Brightstar Europe’s revenue and gross profit to continue to grow organically and from the full-year impact of its 2010 acquisitions of AKL and MCC.

We expect our business to grow in both revenue and profitability as we expand into new markets, continue to leverage the scale of our global infrastructure and grow our value-added distribution, supply chain optimization, retail, government and VARs and consumer services.

Key Metrics

We monitor key financial metrics, as set forth below, to help us evaluate trends in our business, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. See “Prospectus Summary — Summary Consolidated Financial and Other Data” for definitions and calculations related to Adjusted gross profit, Adjusted EBITDA and Adjusted net income.

				Three Months
	Year Ended December 31,			Ended March 31,
	2008	2009	2010	2010	2011
	(In thousands, except percentages)

Revenue	$3,550,165	$2,718,652	$4,612,863	$767,377	$1,267,874
Other Financial Data:
Gross profit	295,998	364,636	393,884	84,699	110,564
Gross margin	8.3%	13.4%	8.5%	11.0%	8.7%
Adjusted gross profit(1)	295,998	279,040	382,680	71,703	110,564
Adjusted gross margin(2)	8.3%	10.3%	8.3%	9.3%	8.7%
Operating income	109,058	182,938	130,614	20,438	42,504
Operating income %	3.1%	6.7%	2.8%	2.7%	3.4%
Adjusted EBITDA(1)	118,247	111,424	141,192	15,627	48,456
Adjusted EBITDA %(2)	3.3%	4.1%	3.1%	2.0%	3.8%
Net income (loss)	12,772	58,336	39,765	(4,109)	18,638
Net income (loss) %	0.4%	2.1%	0.9%	(0.5)%	1.5%
Adjusted net income(1)	12,299	58,742	60,561	6,742	20,306
Adjusted net income %(2)	0.3%	2.2%	1.3%	0.9%	1.6%
Working capital(3)	460,007	392,844	607,976	387,405	678,230
Working capital %(2)(4)	13.0%	14.4%	13.2%	12.6%	13.4%

(1)	See Note (3) in “Prospectus Summary — Summary Consolidated Financial and Other Data” for reconciliations of gross profit to Adjusted gross profit, net income to Adjusted EBITDA and net income to Adjusted net income.

(2)	Expressed as a percentage of revenue.

(3)	Working capital is calculated as total current assets minus total current liabilities. In December 2010, we increased our ABL Revolver to a total facility size of $500.0 million. The terms of the amendment resulted in the reclassification of the ABL Revolver from a short-term liability to a long-term liability.

(4)	For the three months ended March 31, 2010 and 2011, the working capital percentage is calculated by dividing working capital by annualized quarterly revenue.

We use the following financial metrics in monitoring our business:

•	Adjusted Gross Profit. While Adjusted gross profit is not a U.S. GAAP measurement, we believe it is useful in comparing our performance with our results in prior periods, as well as with the performance of other companies, as the items excluded to arrive at Adjusted gross profit are not indicative of operating performance and therefore limit comparability of our historical and current financial statements.

•	Adjusted EBITDA. While Adjusted EBITDA is not a U.S. GAAP measurement, we believe it is useful in evaluating our operating performance compared to that of other companies because the calculation of Adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and other discrete items, which we believe are not indicative of overall operating performance. We use Adjusted EBITDA to evaluate the operating performance of our business and aid in the period-to-period comparability.

•	Adjusted Net Income. While Adjusted net income is not a U.S. GAAP measurement, we believe it is useful in evaluating our operating performance compared to that of other companies because its calculation adjusts for items which we believe are not indicative of overall operating performance. We use Adjusted net income to evaluate the operating performance of our business and aid in period-to-period comparability.

•	Working Capital. Working capital is a measure calculated as total current assets minus total current liabilities. We believe it is useful in evaluating our operating performance compared to that of other companies because it is indicative of our ability to pay off our short-term liabilities without having to raise additional capital.

The following items are excluded from the computation of Adjusted EBITDA:

•	Provision for Income Taxes. Our U.S. GAAP financial results include a provision for income taxes. Although we are subject to various federal, state and foreign taxes and the payment of such taxes is a necessary element of our operations, we exclude our provision for income taxes from our Adjusted EBITDA financial measure to provide period-to-period comparability of our operating results unassociated with the varying effective tax rates and uncertain tax position reserves to which we are subject.

•	Interest Income. Our U.S. GAAP financial results include interest income. Although our investing activities are elements of our cost structure and provide us with the ability to generate returns for our owners, we exclude interest income from our Adjusted EBITDA financial measure to provide period-to-period comparability of our operating results unassociated with our investing activities.

•	Interest Expense. Our U.S. GAAP financial results include interest expense. Although our borrowing activities are key elements of our cost structure and provide us with the ability to generate revenue and returns for our stockholders, we exclude interest expense from our Adjusted EBITDA financial measure to provide period-to-period comparability of our operating results unassociated with our capital structure or borrowing activities.

•	Depreciation and Amortization. Our U.S. GAAP financial results include depreciation and amortization expense associated with capital expenditures and intangible assets acquired in transactions accounted for as business combinations. While the use of the capital equipment and intangible assets enable us to generate revenue for our business, we exclude depreciation and amortization expense from our Adjusted EBITDA financial measure to evaluate our operating results and to enable us to compare our financial results with other companies in our industry without regard to the historical acquisition costs of our assets.

•	Impairment of Upfront Fee. Our U.S. GAAP financial results include an impairment of an upfront fee. Since the impairment of an upfront fee is not a normal, recurring part of our business, we exclude it from our Adjusted EBITDA financial measure to provide period-to-period comparability of our operating results. See Note 14 to our consolidated financial statements included elsewhere in this prospectus.

•	Public Offering Expenses. Our U.S. GAAP financial results include public offering expenses. Since public offering expenses are not a normal, recurring part of our business, we exclude them from our Adjusted EBITDA financial measure to provide period-to-period comparability of our operating results.

•	Share-Based Compensation Expense. Our U.S. GAAP financial results include share-based compensation expense which is composed of the fair value of each of our incentive awards under our stock option plans. While share-based compensation expense is required under the provisions of ASC 718, we exclude share-based compensation expense from our Adjusted EBITDA financial measure to enable us to compare our financial results with other companies in our industry.

•	Loss (income) from Discontinued Operations, Net of Taxes. Our U.S. GAAP financial results include a loss from discontinued operations associated with businesses we no longer own and operate. While discontinued operations may arise in future periods, we exclude our gain or loss from discontinued operations from our Adjusted EBITDA financial measure to provide period-to-period comparability of our operating results unassociated with discontinued operations.

•	Other Income (Expenses), Net. Our U.S. GAAP financial results include other income (expenses), net. Although we earn other income and incur other expenses in each period, we exclude other income (expenses), net from our Adjusted EBITDA financial measure, as we believe they are not indicative of our operating performance.

•	Foreign Exchange Gains (Losses), Net. Our U.S. GAAP financial results include foreign exchange gains (losses), net. We exclude these from our Adjusted EBITDA financial measure, with the exception of our foreign currency losses incurred in Venezuela in 2009 and early 2010 related to specific transactions executed through the parallel market. These are reflected as a reduction of revenue in our Adjusted EBITDA as we believe this presentation is more indicative of our operating performance. See “ — Significant Issues Affecting Comparability from Period to Period — Venezuela Business” for further discussion of foreign currency losses and parallel market transactions in Venezuela.

•	Acquisition Costs. Our U.S. GAAP financial results include acquisition costs. We exclude acquisition costs from our Adjusted EBITDA financial measure to provide period-to-period comparability of our operating results.

Key Components of Operating Results

Revenue

Revenue is derived primarily from the following models:

•	value-added distribution services revenue from sales of wireless devices to operators and retailers, net of returns, allowances and early payment discounts, and generally including the cost of devices we resell;

•	fixed or variable fee arrangements that contain contingent payments which are incentive compensation arrangements based on performance, designed to link a portion of our revenue to our performance relative to both qualitative and quantitative goals;

•	a “cost plus margin” arrangement for specific services performed under a contract; and

•	a “gain-sharing” arrangement, under which we typically earn a percentage of savings we generate for our customers.

Our value-added distribution services revenue from sales of wireless devices is subject to product availability and seasonal fluctuations as a result of holidays, manufacturer and operator promotions and other events affecting customer demand, including the introduction of new products and general economic conditions, and represents the majority of our revenue, including the cost of devices we resell. As a result, we generally experience higher revenue in the second half of the year, particularly in the fourth quarter due to the holiday season, as compared to the first half of the year.

Our revenue generated by fixed or variable fee or cost plus margin arrangements is dependent on our ability to perform and maintain service contracts and less dependent on seasonality fluctuations. The fees earned under gain-sharing arrangements depend on the level of savings we achieve for our customers and typically decrease over the term of the contract as cost savings opportunities are identified and remaining opportunities for cost savings diminish.

Cost of Revenue

Cost of revenue for sales of wireless devices consists of direct costs incurred for services rendered. Our cost of revenue also includes commissions to direct sales agents, freight, insurance, import duties, warranty costs, royalties, provisions for excess and obsolete inventories and the cost of the wireless devices and accessories that we sell, net of any discounts that we receive from our manufacturer customers.

Gross Profit

Gross profit is driven by revenue and the margins we earn on that revenue. Margins fluctuate based on the mix of products sold and services rendered, variations in other costs of revenue and fluctuations in gain-sharing revenue. Our overall gross profits may vary from period to period depending largely on mix of services provided and products distributed, seasonality and the lifecycle of our various contracts with our customers. Our value-added distribution services are lower margin relative to our other services and vary with the type of device that we distribute, with higher value devices such as smartphones generating higher margins for us relative to basic phones.

In certain distribution contracts for large customers, the prices of the wireless devices that we sell are generally negotiated directly between the manufacturers and our operator customers. In such cases, we earn an agreed-upon margin, and, in some instances, we are guaranteed minimum payments from our manufacturer customers (even where the purchase price payable by the customer is subsequently reduced). In other cases, we play an active role in negotiating the sales prices or fees that determine our margins. In our other, non-distribution services, the margins we earn on these services vary depending on the nature of the service and the fee arrangement in place which are negotiated directly between us and our customers. With the exception of services under gain sharing arrangements where the gross margins decline over the lifecycle of the contract, our gross margins for our other services are typically relatively stable over the term of the contract.

As discussed further in “—Significant Issues Affecting Comparability from Period to Period — Venezuela Business,” our gross profits and gross margins were affected in 2009 and early 2010 by the highly inflationary economy in Venezuela.

Selling, General and Administrative

Our selling, general and administrative expenses consist primarily of personnel costs, benefits, facility expenses, administrative costs, information technology costs, professional fees and selling and marketing costs. Selling, general and administrative expenses also include share-based compensation expense. The selling, general and administrative expenses that are directly attributable to a region’s operations are recorded by that region, and corporate selling, general and administrative expenses relating to our corporate headquarters are allocated to our regions based on a combination of factors, including revenue and earnings.

We expect selling, general and administrative expenses to increase as we expand our business and hire additional personnel. To the extent that our revenue grows, we expect our selling, general and administrative expenses as a percentage of our revenue to decrease as we continue to leverage our fixed and discretionary selling, general and administrative expenses. As with most of our operations, we can adjust our cost structure related to our business based on the actual amount of services contracted.

Provision for Bad Debts

Historically, our bad debt provision has been low, at less than 0.25% of our revenue in each of the last three years.

Depreciation and Amortization

Depreciation and amortization expense relates primarily to leasehold improvements, computer equipment and software, furniture, fixtures, equipment and warehouse handling and storage equipment. We also record amortization expense related to intangible assets.

Public Offering Expenses

Public offering expenses are comprised of certain expenses incurred in preparation for our initial public offering.

Interest Income

Interest income is comprised of interest earned on bank deposits and interest we collect from customers for past due payments on accounts receivable.

Interest Expense

Interest expense consists primarily of the costs of our borrowings under our ABL Revolver and other credit facilities, the costs associated with letters of credit and the amortization of loan costs. In addition, starting in December 2010, we had a fixed interest expense related to our 2016 Notes.

Other Income (Expenses), Net

Other income (expenses), net includes non-operating gains and losses, including our share of income (loss) from Brightstar Europe and investment gains, losses and other than temporary impairments. Since 2010, other income (expenses), net has also included rental income and depreciation related to investment property acquired in Venezuela during 2009 and 2010.

Foreign Exchange Gains (Losses), Net

We operate in many countries where the exchange rates of local currencies for U.S. dollars fluctuate. In countries where our foreign subsidiaries use the local currency as their functional currency, foreign exchange gains and losses arise in connection with transactions denominated in a currency other than that functional currency. Additionally, in countries where our foreign subsidiaries use the U.S. dollar as their functional currency, foreign exchange gains and losses arise when monetary assets and liabilities denominated in foreign currencies are re-measured into U.S. dollars for consolidated financial reporting purposes. Foreign exchange gains and losses are included in our consolidated statement of operations, net of gains (losses) from forward contracts used to hedge currency risks. See “—Significant Issues Affecting Comparability from Period to Period — Worldwide Currency Fluctuations” for a discussion regarding the effect of currency devaluations in 2008 on our business.

Provision for Income Taxes

The provision for income taxes includes federal, state, local and foreign taxes. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the realizability of our deferred tax assets and establish a valuation allowance when it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Non-Controlling Interest

Non-controlling interest reflects the portion of our consolidated earnings attributable to investors that hold non-controlling ownership interests in certain of our consolidated subsidiaries.

Prior to March 31, 2009, a third party held a 40.0% interest in our Australian operations and a 30.0% interest in our Singapore operations. On March 31, 2009, pursuant to a conversion agreement, this investor elected to convert the non-controlling interest in our Singapore operations into shares of our Series C Redeemable Convertible Preferred Stock and concurrently we repurchased the investor’s 40.0% interest in our Australian operations for $40.0 million in cash. Also, on March 31, 2009, we acquired an additional 9.8% interest in one of our subsidiaries, decreasing the holdings of the non-controlling stockholder in that subsidiary to 39.2%.

Significant Issues Affecting Comparability from Period to Period

Certain significant items or events should be considered to better understand differences in our results of operations from period to period. We believe that the following items or events have significantly affected our financial results for prior periods and the results we may achieve in the future:

Venezuela Business

We have a significant presence in Venezuela. While Venezuela’s political and economic environment has been challenging, our operations in Venezuela have been profitable to date, and we have not been required to record any asset impairments for our Venezuela operations. However, the economic situation in Venezuela and related accounting treatment has caused significant variability in our reported results, as described below.

Venezuela’s economy was deemed to meet the definition of highly inflationary as of July 1, 2009. As a result of this determination, we changed the functional currency of our Venezuelan subsidiary to the U.S. dollar, the reporting currency of the parent, Brightstar Corp., effective July 1, 2009. As a consequence of this change in functional currency, the effect of all Venezuelan currency fluctuations are classified as foreign exchange gains and losses and included in the determination of earnings, beginning July 1, 2009.

Pursuant to certain foreign currency exchange control regulations in Venezuela, BCV centralizes the purchase and sale of foreign currency within the country. Under these regulations, the purchase and sale of foreign currency were required to be made at an official rate of exchange that is fixed from time to time by the Executive Branch and the BCV (the “Official Rate”). As of December 31, 2009, the exchange rate was BsF 2.150 per U.S. dollar. Prior to June 2010, we utilized an exemption from the Venezuelan legal prohibition against exchanging Venezuelan currency with other foreign currency that permitted certain transactions under an indirect “parallel” market of foreign currency exchange. The average rate of exchange in the parallel market was variable and at times differed significantly from the Official Rate.

We are required to measure all transactions in Venezuela using the Official Rate, including those actually settled using the parallel market, as we expect future dividends remitted from our Venezuelan subsidiary will be settled using the Official Rate. Accordingly, if we sold a handset for BsF 2.150, and had costs of BsF 1.075 on December 31, 2009, we accounted for such sale as $1 of revenue and $0.50 of gross profit (based on the Official Rate), even though our actual realization in U.S. dollars under the parallel market would reflect much lower revenue and lower gross profits in U.S. dollars. The higher reported revenue and gross profit in this example would be partially offset by foreign exchange losses resulting from execution of the trades in the parallel market. In 2009 and 2010, our reported gross profit and gross margin benefited significantly from the impact of recording Venezuelan sales at the Official Rate as opposed to the realized rate in the parallel market, primarily in the second and third quarters of 2009. The impact of this was a $85.6 million and $22.2 million increase in revenue in 2009 and 2010, respectively, offset by a corresponding foreign exchange loss. For management and region reporting purposes, we classify these losses as reductions in revenue in our Latin America region because we believe doing so provides a more meaningful measure of actual performance in Venezuela.

In the fourth quarter of 2009, we curtailed the use of the parallel market and began to require letters of credit from the customers’ banks confirmed by banks in the United States as guarantee of payment for our product sales to our Venezuelan customers. In addition to this form of sales transaction, we continued to occasionally execute transactions through the parallel market through early 2010.

On January 8, 2010, the Venezuelan government announced its intention to devalue its currency and move to a two-tier exchange structure, effective January 11, 2010: a 2.60 BsF rate to the USD for transactions deemed priorities by the government and a 4.30 BsF rate to the USD for other transactions. The latter rate was applicable to our operations in Venezuela. In May 2010, the Venezuelan government enacted reforms to its exchange regulations to close the parallel market. In early June 2010, the Venezuelan government introduced additional foreign exchange regulations under SITME, a newly regulated system, which is controlled by the BCV. The SITME imposes volume restrictions on an entity’s foreign trading activity. Foreign exchange transactions occurring after SITME began in June 2010 and which are not conducted through CADIVI or SITME may not comply with the amended exchange regulations. As a result, we further curtailed our parallel market activity in the first half of 2010 and no longer conduct transactions through a parallel market in Venezuela.

In December 2010, the Venezuelan government announced a currency devaluation, effective January 2011, wherein the Bolivar would have one set government rate, eliminating the previously existing BsF 2.60 rate to the USD for transactions deemed priorities by the government. This announcement resulted in one official rate of BsF 4.30 to the USD for all transactions. This change had no impact on our operations as the BsF 4.30 rate to the USD was the existing rate applicable to our operations in Venezuela. As a result of such change, we expect that our revenue and gross profits in Venezuela on a reported basis (prior to any offset for foreign currency gains and losses) will more accurately reflect our actual results.

During the three months ended March 31, 2011, our sales to customers in Venezuela represented 10.2% of our consolidated revenue compared to 18.4%, 19.4% and 10.5% of our consolidated revenue during the years ended December 31, 2008, 2009 and 2010, respectively. The decrease in revenue share during the year ended December 31, 2010 and the three months ended March 31, 2011 relative to the year ended December 31, 2009 was primarily attributable to higher growth in our other geographic regions and, to a lesser extent, to the Venezuelan government revising its foreign exchange laws to prohibit private trading of foreign currency. The increase in revenue in the year ended December 31, 2009 relative to the year ended December 31, 2008 was mainly attributable to the pricing effect of the highly inflationary economy in Venezuela, as further discussed above.

Worldwide Currency Fluctuations

In 2008, when the major currencies around the world devalued in relation to the U.S. dollar, we did not have a comprehensive currency hedging program in place and our business suffered realized and unrealized foreign exchange losses, which were reflected in 2008, principally as a result of transactions denominated in U.S. dollars. We recognized net foreign exchange losses of $25.1 million in 2008 in connection with these currency fluctuations. The major losses were reflected in the Brazilian real, Mexican peso and Chilean peso.

We now use a hedging strategy to protect against an increase in the cost of forecasted foreign currency denominated transactions where markets exist for hedging instruments. Our objective is to minimize our exposure to these risks through a combination of normal operating activities, or natural hedges, and the utilization of foreign currency contracts to manage our exposure on the transactions denominated in currencies other than the applicable functional currency. Contracts are executed with creditworthy banks and other institutions and are denominated in currencies of major industrial countries. In certain cases, including Venezuela, derivative hedging instruments are not available. In those circumstances, we use a combination of strategies to the extent feasible, including but not limited to, natural hedges and adjustments to our business model, in order to partially mitigate our exposure to currency fluctuations.

Change in Non-Controlling Interest

On March 31, 2009, pursuant to a conversion agreement, an investor elected to convert a 30.0% interest in our Singapore operations into 493,828 shares of our Series C Redeemable Convertible Preferred Stock. Concurrently, we repurchased the same investor’s 40.0% interest in our Australia operations for $40.0 million in cash. In addition, on March 31, 2009, we acquired an additional 9.8%

interest in one of our subsidiaries, decreasing the holdings of the non-controlling stockholder in that subsidiary to 39.2%.

Results of Operations

The following table sets forth our consolidated statements of operations for the three months ended March 31, 2010 and 2011:

	Three Months Ended March 31,		2010 Compared to 2011
	2010	2011	Variance	%
	(Unaudited)
	(In thousands, except percentages)

Consolidated Statements of Operations Data:
Revenue	$767,377	$1,267,874	$500,497	65.2%
Cost of revenue	682,678	1,157,310	474,632	69.5%

Gross profit	84,699	110, 564	25,865	30.5%

Operating expenses:
Selling, general and administrative	46,788	65,278	18,490	39.5%
Provision for bad debts	9,462	(607)	(10,069)	*
Depreciation and amortization	2,611	3,389	778	29.8%
Public offering expenses	5,400	—	(5,400)	*

Total operating expenses	64,261	68,060	3,799	5.9%

Operating income	20,438	42,504	22,066	108.0%

Other income (expenses):
Interest income	1,826	1,460	(366)	(20.0)%
Interest expense	(5,798)	(13,858)	(8,060)	139.0%
Other income (expenses), net	8	1,805	1,797	*
Foreign exchange losses, net	(17,237)	(2,486)	14,751	(85.6)%

Total other expenses	(21,201)	(13,079)	8,122	(38.3)%

(Loss) income from continuing operations before provision for income taxes	(763)	29,425	30,188	*
Provision for income taxes	3,337	10,755	7,418	222.3%

(Loss) income from continuing operations	(4,100)	18,670	22,770	*
(Loss) income from discontinued operations, net of taxes	(9)	(32)	(23)	255.6%

Net (loss) income	(4,109)	18,638	22,747	*
Less: Net income attributable to non-controlling interest	331	965	634	191.5%

Net (loss) income attributable to Brightstar Corp.	$(4,440)	$17,673	$22,113	*

*	Percentage change not meaningful

The following table sets forth our consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,			2009 Compared to 2008		2010 Compared to 2009
	2008	2009	2010	Variance	%	Variance	%
	(In thousands, except percentages)

Consolidated Statement of Operations Data:
Revenue	$3,550,165	$2,718,652	$4,612,863	$(831,513)	(23.4)%	$1,894,211	69.7%
Cost of revenue	3,254,167	2,354,016	4,218,979	(900,151)	(27.7)%	1,864,963	79.2%

Gross profit	295,998	364,636	393,884	68,638	23.2%	29,248	8.0%

Operating expenses:
Selling, general and administrative	174,287	161,806	235,239	(12,481)	(7.2)%	73,433	45.4%
Provision for bad debts	2,736	6,435	8,785	3,699	135.2%	2,350	36.5%
Depreciation and amortization	9,917	13,457	11,913	3,540	35.7%	(1,544)	(11.5)%
Public offering expenses	—	—	7,333	—	*	7,333	*

Total operating expenses	186,940	181,698	263,270	(5,242)	(2.8)%	81,572	44.9%

Operating income	109,058	182,938	130,614	73,880	67.7%	(52,324)	(28.6)%

Other income (expenses):
Interest income	14,206	21,278	7,139	7,072	49.8%	(14,139)	(66.4)%
Interest expense	(34,746)	(17,102)	(29,025)	17,644	(50.8)%	(11,923)	69.7%
Other income (expenses), net	(923)	(3,459)	2,159	(2,536)	274.8%	5,618	*
Foreign exchange losses, net	(25,117)	(80,915)	(33,263)	(55,798)	222.2%	47,652	(58.9)%

Total other expenses	(46,580)	(80,198)	(52,990)	(33,618)	72.2%	27,208	(33.9)%

Income from continuing operations before provision for income taxes	62,478	102,740	77,624	40,262	64.4%	(25,116)	(24.4)%
Provision for income taxes	35,402	46,999	36,938	11,597	32.8%	(10,061)	(21.4)%

Income from continuing operations	27,076	55,741	40,686	28,665	105.9%	(15,055)	(27.0)%
(Loss) income from discontinued operations, net of taxes	(14,304)	2,595	(921)	16,899	*	(3,516)	*

Net income	12,772	58,336	39,765	45,564	356.7%	(18,571)	(31.8)%
Less: Net income attributable to non-controlling interest	18,107	4,095	2,385	(14,012)	(77.4)%	(1,710)	(41.8)%

Net (loss) income attributable to Brightstar Corp.	$(5,335)	$54,241	$37,380	$59,576	*	$(16,861)	(31.1)%

*	Percentage change not meaningful.

Regional Highlights

The following table sets forth our regional data for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011:

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands, except percentages)

U.S./Canada:
Revenue	$650,611	$724,161	$1,472,593	$224,123	$285,017
Gross profit	44,752	58,769	85,350	15,522	23,665
Gross margin	6.9%	8.1%	5.8%	6.9%	8.3%
Operating income	16,050	26,504	31,438	4,317	7,900
Latin America(1):
Revenue	$2,700,279	$1,733,522	$2,749,695	$468,806	$806,768
Gross profit	174,284	140,014	197,635	38,693	61,846
Gross margin	6.5%	8.1%	7.2%	8.3%	7.7%
Operating income	56,486	38,383	63,665	4,817	28,110
APAC/MEA:
Revenue	$199,275	$175,373	$367,185	$61,152	$175,746
Gross profit	76,962	80,257	92,360	18,223	25,759
Gross margin	38.6%	45.8%	25.2%	29.8%	14.7%
Operating income	37,083	35,455	39,662	7,602	8,345
Unallocated Corporate & Other:
Revenue	$—	$—	$1,181	$300	$343
Gross profit	—	—	(3,670)	(735)	(706)
Operating income	(561)	(3,000)	(26,360)	(9,294)	(1,851)
Consolidated Total(2):
Revenue	$3,550,165	$2,718,652	$4,612,863	$767,377	$1,267,874
Gross profit	295,998	364,636	393,884	84,699	110,564
Gross margin	8.3%	13.4%	8.5%	11.0%	8.7%
Operating income	109,058	182,938	130,614	20,438	42,504

(1)	Excludes the effect of the Venezuela increase in revenue in 2009 and early 2010 related to specific transactions executed through the parallel market. See “— Significant Issues Affecting Comparability from Period to Period—Venezuela Business.”

(2)	Includes the effect of the Venezuela increase in revenue in 2009 and early 2010 related to specific transactions executed through the parallel market and the corresponding impact on gross profit, gross margin and operating income.

Segment Reporting Reconciliation

As discussed in Note 17, “Segment Reporting,” to our consolidated financial statements located elsewhere in this prospectus and “ — Significant Issues Affecting Comparability from Period to Period — Venezuela Business,” we entered into transactions that were settled in a parallel market active in 2009 and early 2010 in Venezuela, all of which were translated into U.S. dollars using the Official Rate of Venezuela. As a result, our consolidated results of operations reflect higher gross margins in 2009 and early 2010 than comparable periods, the effect of which was partially offset by foreign exchange losses. For management and segment reporting purposes, we classify the foreign exchange loss on these transactions as a reduction in revenue, which we believe provides a more comparable measure of revenue, gross profit, gross margins and operating income on a segment basis. We believe this approach is the most consistent with the underlying economics of these transactions and provides the most meaningful measures to assess the results of operations and business trends in our Latin America region. As a result of the foregoing, our revenue, gross profit, gross margin and operating income included in our consolidated results of operations will differ from the aggregate revenue, gross profit and operating income for our regions, as follows.

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands)

U.S./Canada region	$650,611	$724,161	$1,472,593	$224,123	$285,017
Latin America region	2,700,279	1,733,522	2,749,695	468,806	806,768
APAC/MEA region	199,275	175,373	367,185	61,152	175,746
Corporate and other	—	—	1,181	300	343

Region total	3,550,165	2,633,056	4,590,654	754,381	1,267,874
Effect of foreign exchange loss from Venezuela(1)	—	85,596	22,209	12,996	—

Consolidated total	$3,550,165	$2,718,652	$4,612,863	$767,377	$1,267,874

(1)	See “ — Significant Issues Affecting Comparability from Period to Period — Venezuela Business.”

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Revenue

Consolidated revenue increased 65.2% from $0.8 billion in the three months ended March 31, 2010 to $1.3 billion in the three months ended March 31, 2011 driven by strong revenue growth in all regions.

Revenue by Region

	Three Months Ended
	March 31,
	2010	2011	Variance	%
	(Unaudited)
	(In thousands, except percentages)

U.S./Canada region	$224,123	$285,017	$60,894	27.2%
Latin America region	468,806	806,768	337,962	72.1%
APAC/MEA region	61,152	175,746	114,594	187.4%
Corporate and other	300	343	43	14.3%

Region total	754,381	1,267,874	513,493	68.1%
Effect of foreign exchange loss from Venezuela(1)	12,996	—	(12,996)	*

Consolidated total	$767,377	$1,267,874	$500,497	65.2%

*	Percentage change not meaningful.

(1)	See “— Significant Issues Affecting Comparability from Period to Period — Venezuela Business.”

Revenue in our U.S./Canada region increased 27.2% from $224.1 million in the three months ended March 31, 2010 compared to $285.0 million in the three months ended March 31, 2011, primarily as a result of incremental value-added distribution services driven by the launch of incremental stores in the retail channel, and a year-over-year increase of $26.5 million resulting from a retailer’s increased business base driven by the launch of a new product segment.

Revenue in our Latin America region increased by 72.1% from $468.8 million in the three months ended March 31, 2010 to $806.8 million in the three months ended March 31, 2011, primarily as a result of increased activity in our assembly facility in Tierra del Fuego, Argentina, which contributed $77.9 million to our year-over-year growth due to a ramp up of manufacturing driven by increases in import tax, as well as strong growth of our value-added distribution services in Mexico, Argentina and Brazil due to industry growth and further market penetration driven by smartphones, each of which contributed $86.4 million, $58.2 million and $35.9 million to our year-over-year growth, respectively.

Revenue in our APAC/MEA region increased 187.4% from $61.2 million in the three months ended March 31, 2010 to $175.7 million in the three months ended March 31, 2011, primarily as a result of the high rate of growth of our value-added distribution services, which was particularly strong in Malaysia, Singapore and Turkey due to further market penetration driven by smartphones, which in the aggregate contributed $84.3 million to our year-over-year growth, as well as our expansion into new countries in this region, including Vietnam and South Africa, which on a combined basis contributed $16.3 million to our year-over-year growth.

Gross Profit

Consolidated gross profit increased 30.5% from $84.7 million in the three months ended March 31, 2010 to $110.6 million in the three months ended March 31, 2011, driven by an increase in consolidated revenue, partly offset by the effect of the Venezuela foreign currency related increase in revenue in the three months ended March 31, 2010. See “— Significant Issues Affecting Comparability from Period to Period — Venezuela Business.” The increase in consolidated revenue was offset by a decrease in consolidated gross margin. Consolidated Adjusted gross profit increased by 54.2% from $71.7 million in the three months ended March 31, 2010 to $110.6 million in the three months ended March 31, 2011, driven by an increase in consolidated revenue, offset by lower margins as a result of the relative higher growth of our value-added distribution services compared to our other services in this period. For a reconciliation of Adjusted gross profit to gross profit, see Note (3) in “Prospectus Summary — Summary Consolidated Financial and Other Data.” Our Adjusted consolidated gross margin was 9.3% in the three months ended March 31, 2010 and 8.7% in the three months ended March 31, 2011.

Gross Profit by Region

	Three Months Ended March 31,
	2010 Gross	2010 Gross	2011 Gross	2011 Gross
	Profit	Margin	Profit	Margin	Variance	%
		(Unaudited)
	(In thousands, except percentages)

U.S./Canada region	$15,522	6.9%	$23,665	8.3%	$8,143	52.5%
Latin America region	38,693	8.3%	61,846	7.7%	23,153	59.8%
APAC/MEA region	18,223	29.8%	25,759	14.7%	7,536	41.4%
Corporate and other	(735)	*	(706)	*	29	*

Region totals	71,703	9.5%	110,564	8.7%	38,861	54.2%
Effect of foreign exchange loss from Venezuela	12,996	*	—	*	(12,996)	*

Consolidated total	84,699	11.0%	110,564	8.7%	25,865	30.5%
Effect of foreign exchange loss from Venezuela	(12,996)	*	—	*	12,996	*

Adjusted gross profit	$71,703	9.3%	$110,564	8.7%	$38,861	54.2%

*	Percentage change not meaningful.

U.S./Canada region gross profit increased 52.5% from $15.5 million in the three months ended March 31, 2010 to $23.7 million in the three months ended March 31, 2011, primarily as a result of increased revenue and gross margin. U.S./Canada gross margin increased from 6.9% in the three months ended March 31, 2010 to 8.3% in the three months ended March 31, 2011 primarily due to recoveries of certain reserves recorded in late 2010 and, to a lesser extent, due to a mix shift towards retailer customers that yielded higher margins.

Latin America region gross profit increased 59.8% from $38.7 million in the three months ended March 31, 2010 to $61.8 million in the three months ended March 31, 2011, primarily as a result of strong revenue growth. Latin America gross margin decreased from 8.3% in the three months ended March 31, 2010 to 7.7% in the three months ended March 31, 2011, primarily as a result of our value-added distribution services growing at a rate faster than our other services with historically higher margins.

APAC/MEA region gross profit increased 41.4% from $18.2 million in the three months ended March 31, 2010 to $25.8 million in the three months ended March 31, 2011, driven primarily by increased revenue, partially offset by decreased gross margin. APAC/MEA gross margin decreased from 29.8% in the three months ended March 31, 2010 to 14.7% in the three months ended March 31, 2011, driven primarily by a significant increase in revenue derived from value-added distribution services, which has a lower margin relative to the historically higher margins derived from our other services in the APAC/MEA region. We expect the gross margin for the APAC/MEA region will decrease as revenue from our value-added distribution services continues to grow at a rate faster than revenue from our other services throughout the region.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased 39.5% from $46.8 million in the three months ended March 31, 2010 to $65.3 million in the three months ended March 31, 2011, primarily as a result of the costs of increased staffing to support our growth, including payroll, benefits and training. This increase was primarily due to the growth of our business in geographies such as APAC/MEA, U.S./Canada, Argentina and Mexico, all of which experienced significant year-over-year sales growth, thus requiring incremental selling, general and administrative investment.

Consolidated selling, general and administrative expenses as a percentage of revenue decreased from 6.1% of consolidated revenue in the three months ended March 31, 2010 to 5.1% in the three months ended March 31, 2011. This decrease was driven by our improved leverage of fixed and discretionary selling, general and administrative expenses over a higher revenue base.

We expect selling, general and administrative expenses to increase as we expand our business. However, to the extent that our revenue grows, we expect our selling, general and administrative as a percentage of revenue to decrease as we continue to leverage our fixed and discretionary selling, general and administrative expenses over a higher revenue base.

Selling, General and Administrative by Region

	Three Months Ended
	March 31,
	2010	2011	Variance	%
	(Unaudited)
	(In thousands, except percentages)

U.S./Canada region	$8,524	$11,135	$2,611	30.6%
Latin America region	20,419	23,936	3,517	17.2%
APAC/MEA region	7,521	12,748	5,227	69.5%
Corporate and other	10,324	17,459	7,135	69.1%

Consolidated totals	$46,788	$65,278	$18,490	39.5%

Selling, general and administrative expenses in our U.S./Canada region increased 30.6% from $8.5 million in the three months ended March 31, 2010 to $11.1 million in the three months ended March 31, 2011, primarily as a result of increased staffing to support business growth. U.S./Canada region selling, general and administrative expenses as a percentage of revenue remained relatively flat at 3.8% of region revenue in the three months ended March 31, 2010 compared to 3.9% in the three months ended March 31, 2011.

Selling, general and administrative expenses in our Latin America region increased 17.2% from $20.4 million in the three months ended March 31, 2010 to $23.9 million in the three months ended March 31, 2011, primarily as a result of increased staffing to support business growth, particularly in geographies such as Argentina and Mexico. As a percentage of region revenue, Latin America region selling, general and administrative expenses decreased from 4.4% in the three months ended March 31, 2010 to 3.0% in the three months ended March 31, 2011 due to improved leveraging of fixed and discretionary selling, general and administrative expenses.

Selling, general and administrative expenses in our APAC/MEA region increased 69.5% from $7.5 million in the three months ended March 31, 2010 to $12.7 million in the three months ended March 31, 2011, primarily as a result of increased staffing to support business growth in existing markets (particularly in geographies such as Turkey and Malaysia), as well as a result of geographic expansion (particularly in Africa). APAC/MEA region selling, general and administrative expenses as a percentage of revenue decreased from 12.3% of region revenue in the three months ended March 31, 2010 to 7.3% in the three months ended March 31, 2011 mainly as a result of the impact of our value-added distribution services growing faster than our other services.

Corporate and other general and administrative expenses increased 69.1% from $10.3 million in the three months ended March 31, 2010 to $17.5 million in the three months ended March 31, 2011. This increase was driven primarily by costs associated with increased staffing and professional fees in order to support our business growth, to support our public company readiness efforts and to continue investing in our services offering and geographic reach. Corporate and other selling, general and administrative expenses were allocated to our regions, based on a combination of factors, including revenue and earnings, as follows:

	Three Months Ended
	March 31,
	2010	2011	Variance	%
	(Unaudited)
	(In thousands, except percentages)

U.S./Canada region	$1,740	$3,053	$1,313	75.5%
Latin America region	3,057	9,494	6,437	210.6%
APAC/MEA region	2,368	3,830	1,462	61.7%
Unallocated Corporate and other(a)	3,159	1,082	(2,077)	(65.7)%

Corporate and Other Selling, General and Administrative Expenses	$10,324	$17,459	$7,135	69.1%

(a)	Unallocated Corporate and other expenses in the three months ended March 31, 2010 consisted primarily of investments in our global supply chain optimization services organization, including payroll, consulting and travel costs. In the three months ended March 31, 2011 they consisted primarily of acquisition costs.

Provision for Bad Debts

Our consolidated provision for bad debts decreased from $9.5 million in the three months ended March 31, 2010 to $(0.6) million in the three months ended March 31, 2011. This decrease is primarily attributable to a $7.5 million provision recorded against sales made to a distributor in Mexico in the three months ended March 31, 2010 due to the distributor’s financial condition. No additional sales have been made to the distributor since April 2010. We recovered a portion of this provision in the three months ended March 31, 2011, and we continue to pursue recoverability of the remaining receivables based on guarantees and collateral pledges that we hold. There is no guarantee, however, that we will recover on all of our claims.

As a percentage of consolidated revenue, our consolidated provision for bad debts was less than 1.25% in the three months ended March 31, 2010, and we recorded a benefit in the three months ended March 31, 2011 due to the recovery against the Mexican distributor.

Provision for Bad Debts by Region

	Three Months Ended
	March 31,
	2010	2011	Variance	%
	(Unaudited)
	(In thousands, except percentages)

U.S./Canada region	$304	$540	$236	77.6%
Latin America region	9,162	(1,194)	(10,356)	*
APAC/MEA region	(4)	15	19	475.0%
Corporate and other	—	32	32	*

Consolidated total	$9,462	$(607)	$(10,069)	*

*	Percentage change not meaningful.

Depreciation and Amortization

Consolidated depreciation and amortization expense increased 29.8% from $2.6 million in the three months ended March 31, 2010 to $3.4 million in the three months ended March 31, 2011, principally as a result of increased plant and robotic equipment due to our continued growth. Depreciation and amortization expense is consistent as a percentage of revenue at 0.3% for both periods.

Depreciation and Amortization by Region

	Three Months Ended
	March 31,
	2010	2011	Variance	%
	(Unaudited)
	(In thousands, except percentages)

U.S./Canada region	$637	$1,037	$400	62.8%
Latin America region	1,238	1,500	262	21.2%
APAC/MEA region	736	821	85	11.5%
Corporate and other	—	31	31	*

Consolidated total	$2,611	$3,389	$778	29.8%

*	Percentage change not meaningful.

Public Offering Expenses

During the three months ending March 31, 2010, we incurred certain expenses in preparation for our initial public offering.

Operating Income

For the reasons described above, and including the impact of parallel market transactions in Venezuela in the three months ended March 31, 2010, which increased our revenue, consolidated operating income increased 108.0% from $20.4 million in the three months ended March 31, 2010 to $42.5 million in the three months ended March 31, 2011. Excluding these effects amounting to $13.0 million in the three months ended March 31, 2010, operating income would have been $7.4 million and $42.5 million in the three months ended March 31, 2010 and 2011, respectively.

Operating Income by Region

	Three Months Ended
	March 31,
	2010	2011	Variance	%
	(Unaudited)
	(In thousands, except percentages)

U.S./Canada region	$4,317	$7,900	$3,583	83.0%
Latin America region	4,817	28,110	23,293	483.6%
APAC/MEA region	7,602	8,345	743	9.8%
Corporate and other	(9,294)	(1,851)	7,443	*

Region total	7,442	42,504	35,062	471.1%
Effect of foreign currency loss from Venezuela	12,996	—	(12,996)	*

Consolidated total	$20,438	$42,504	$22,066	108.0%

*	Percentage change not meaningful.

Operating income in the three months ended March 31, 2011 increased in all regions compared to the three months ended March 31, 2010 primarily as a result of increased gross profit driven by increased revenue, increased gross margin in our U.S./Canada region offset by lower gross margins in our Latin American and APAC/MEA regions, and higher selling, general and administrative expenses.

Operating income for our U.S./Canada region increased 83.0% from $4.3 million in the three months ended March 31, 2010 to $7.9 million in the three months ended March 31, 2011.

Operating income for our Latin America region increased over 100% from $4.8 million in the three months ended March 31, 2010 to $28.1 million in the three months ended March 31, 2011. In addition to the increased gross profit driven by increased revenue offset by lower gross margins, and higher selling, general and administrative expense drivers noted above operating income was positively affected by a significant decrease in the region’s provision for bad debts in the three months ended March 31, 2011 compared to the three months ended March 31, 2010.

Operating income for our APAC/MEA region increased 9.8% from $7.6 million in the three months ended March 31, 2010 to $8.3 million in the three months ended March 31, 2011.

Interest Income

Consolidated interest income is generated primarily from cash deposits, principally located outside of the United States, and decreased from $1.8 million in the three months ended March 31, 2010 to $1.5 million in the three months ended March 31, 2011. This decrease was attributable primarily to a decrease of interest bearing deposits in Venezuela from cash provided by several major customers as guarantee. Such deposits were returned as accounts receivable were collected.

Interest Expense

Interest expense increased from $5.8 million in the three months ended March 31, 2010 to $13.9 million in the three months ended March 31, 2011, primarily as a result of increased borrowings to fund working capital and investing requirements, as well as the issuance of $250.0 million of our 2016 Notes during the fourth quarter of 2010.

Other Income (Expenses), Net

Other income (expenses), net increased from income of $8 thousand in the three months ended March 31, 2010 to income of $1.8 million in the three months ended March 31, 2011, primarily as a result of higher earnings in the three months ended March 31, 2011 for Brightstar Europe, which we account for under the equity method, with our share of income increasing from $0.8 million in the three months ended March 31, 2010 to $2.8 million in the three months ended March 31, 2011.

Foreign Exchange Losses, Net

Our net foreign exchange loss, net decreased from $17.2 million in the three months ended March 31, 2010 to $2.5 million in the three months ended March 31, 2011, primarily as a result of the decrease in parallel market transactions in Venezuela.

Provision for Income Taxes

Our provision for income taxes increased from $3.3 million in the three months ended March 31, 2010 to $10.8 million in the three months ended March 31, 2011, representing effective tax rates of over 100% for the three months ended March 31, 2010 and 36.6% for the three months ended March 31, 2011. The effective income tax rate in the three months ended March 31, 2010 differed from the statutory federal tax rate of 35% primarily due to (a) a non-tax deductible book hyperinflationary currency deduction, and (b) changes in the foreign exchange rates used in the calculation of the underlying foreign tax credits’ effective rate, which related to a deferred tax liability recorded on the undistributed earnings of our major Australia Subsidiary that are not considered to be permanently reinvested. We are currently reviewing different strategies which we believe could positively impact our business results, including an effective tax rate approximating the statutory federal tax rate as was the case in the three months ended March 31, 2011.

Income taxes are provided based upon our anticipated underlying annual effective federal, state and foreign income tax rates, adjusted, as necessary, for any other tax matters occurring during the period. As we operate in various tax jurisdictions, our effective tax rate is also dependent upon our geographic earnings mix. See Note 12, “Income Taxes,” to our consolidated financial statements included elsewhere in this prospectus.

(Loss) Income from Continuing Operations

For the reasons described above, (loss) income from continuing operations increased from a loss of $4.1 million in the three months ended March 31, 2010 to income of $18.7 million in the three months ended March 31, 2011.

(Loss) Income from Discontinued Operations, Net of Taxes

(Loss) income from discontinued operations increased from income of $9 thousand in the three months ended March 31, 2010 to income of $32 thousand in the three months ended March 31, 2011.

Non-Controlling Interest

Consolidated non-controlling interests increased from $0.3 million in the three months ended March 31, 2010 to $1.0 million in the three months ended March 31, 2011, primarily as a result of increased earnings in a majority owned subsidiary.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

Consolidated revenue increased 69.7% from $2.7 billion in 2009 to $4.6 billion in 2010 driven by strong revenue growth in all regions.

Revenue by Region

	Year Ended
	December 31,
	2009	2010	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$724,161	$1,472,593	$748,432	103.4%
Latin America region	1,733,522	2,749,695	1,016,173	58.6%
APAC/MEA region	175,373	367,185	191,812	109.4%
Corporate and other	—	1,181	1,181	*

Region total	2,633,056	4,590,654	1,957,598	74.4%
Effect of foreign exchange loss from Venezuela(1)	85,596	22,209	(63,387)	(74.1)%

Consolidated total	$2,718,652	$4,612,863	$1,894,211	69.7%

*	Percentage change not meaningful.

(1)	See “—Significant Issues Affecting Comparability from Period to Period — Venezuela Business.”

Revenue in our U.S./Canada region increased 103.4% from $724.2 million in 2009 to $1.5 billion in 2010, primarily as a result of the growth of our value-added distribution services with new and existing customers. This was primarily driven by further penetration into the retail channel, with sales growing by $0.5 billion on a year-over-year basis, of which significant sales to a new retailer customer contributed the majority of that growth (sales to that customer commenced in late 2009). To a lesser extent, growth in the region was also driven by an increase in sales to the dealer agent channel, which contributed $210.6 million to our year-over-year growth.

Revenue in our Latin America region increased by 58.6% from $1.7 billion in 2009 to $2.7 billion in 2010, driven by increased demand generated as a result of the overall economic recovery, including increased demand driven by the recovery of local currencies relative to the U.S. dollar which makes wireless devices more affordable. Growth in our sales through our assembly facility in Tierra Del Fuego, Argentina, was particularly strong, contributing $320.5 million to our year-over-year growth, due to a ramp up of manufacturing driven by the change in import tax laws. See “— Regional Highlights and Outlook — Latin America.” Growth in Mexico was also strong with year-over-year sales increasing by $332.3 million. Revenue in this region for the year ended December 31, 2010 was affected by an $11.0 million impairment charge of upfront fees related to the sale of information technology devices to one of our customers in Latin America, offset by $10.4 million in revenue related to a sale of software licenses to an unrelated party under a distribution and referral agreement with a supplier in Latin America. See Note 14 to our consolidated financial statements included elsewhere in this prospectus.

Revenue in our APAC/MEA region increased 109.4% from $175.4 million in 2009 to $367.2 million in 2010, primarily as a result of the high growth of our value-added distribution services in Turkey, Malaysia and Hong Kong, which together contributed $162.4 million to our year-over-year growth, and to a lesser extent as a result of our expansion into new countries in this region.

Gross Profit

Consolidated gross profit increased 8.0% from $364.6 million in 2009 to $393.9 million in 2010, driven by an increase in consolidated revenue which included the effect of the Venezuela foreign currency related increase in revenue. The impact was significantly lower in 2010 compared to 2009 due to the decrease in the volume of our parallel market transactions in Venezuela in 2010. See “ — Significant Issues Affecting Comparability from Period to Period — Venezuela Business.” The increase in consolidated revenue was offset by a decrease in consolidated gross margin. Consolidated Adjusted gross profit increased by 37.1% from $279.0 million in 2009 to $382.7 million in 2010, driven by an increase in consolidated revenue, offset by lower margins as a result of the relative higher growth of our value-added distribution services compared to our other services with historically higher margins in this period. For a reconciliation of Adjusted gross profit to gross profit, see Note (3) in “Prospectus Summary — Summary Consolidated Financial and Other Data.” Our Adjusted consolidated gross margin was 10.3% in 2009 and 8.3% in 2010.

Gross Profit by Region

	Year Ended December 31,
	2009 Gross	2009 Gross	2010 Gross	2010 Gross
	Profit	Margin	Profit	Margin	Variance	%
		(In thousands, except percentages)

U.S./Canada region	58,769	8.1%	85,350	5.8%	26,581	45.2%
Latin America region	140,014	8.1%	197,635	7.2%	57,621	41.2%
APAC/MEA region	80,257	45.8%	92,360	25.2%	12,103	15.1%
Corporate and other	—	*	(3,670)	*	(3,670)	*

Region total	279,040	10.6%	371,675	8.1%	92,635	33.2%
Effect of foreign exchange loss from Venezuela	85,596	*	22,209	*	(63,387)	*

Consolidated total	364,636	13.4%	393,884	8.5%	29,248	8.0%
Effect of foreign exchange loss from Venezuela	(85,596)	*	(22,209)	*	63,387	*
Impairment of upfront fee	—	*	11,005	*	11,005	*

Adjusted gross profit	$279,040	10.3%	$382,680	8.3%	$103,640	37.1%

*	Percentage change not meaningful.

U.S./Canada region gross profit increased 45.2% from $58.8 million in 2009 to $85.4 million in 2010, primarily as a result of increased revenue, partially offset by decreased gross margin. U.S./Canada gross margin decreased from 8.1% in 2009 to 5.8% in 2010 as a result of increased business with a retailer that yielded significant revenue but lower margins as compared to business with other customers. Additionally, gross margin was impacted by certain reserves booked in 2010, part of which we expect to recover in 2011.

Latin America region gross profit increased 41.2% from $140.0 million in 2009 to $197.6 million in 2010, primarily as a result of strong revenue growth. Latin America gross margin decreased from 8.1% in 2009 to 7.2% in 2010, primarily as a result of our value-added distribution services growing at a rate faster than our other services with historically higher margins, as well as due to the effect of the $11.0 million impairment charge of upfront fees in 2010. Our 2010 Adjusted gross margin in Latin America, which excludes the impact of the impairment charge of upfront fees, was 7.6%.

APAC/MEA region gross profit increased 15.1% from $80.3 million in 2009 to $92.4 million in 2010, driven primarily by increased revenue, partially offset by decreased gross margin. APAC/MEA gross margin decreased from 45.8% in 2009 to 25.2% in 2010, driven primarily by a significant increase in revenue derived from value-added distribution services, which carries a lower margin relative to the average margin derived from other services with historically higher margins in the APAC/MEA region. The gross margin decline was also driven by the normal lifecycle of certain revenue derived under gain sharing arrangements where gross margins decline over the life of the contract as the savings realized for our customers are achieved.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased 45.4% from $161.8 million in 2009 to $235.2 million in 2010, primarily as a result of the costs of increased staffing to support our growth, including payroll, benefits and training. This increase was primarily due to the growth of our business in geographies such as U.S./Canada, Mexico and Argentina, which experienced significant year-over-year sales growth, thus requiring incremental selling, general and administrative investment. Additionally, we invested in our global supply chain optimization services organization headquartered in Cambridge, Massachusetts which was formed in late 2009.

Consolidated selling, general and administrative expenses as a percent of revenue decreased from 6.0% of consolidated revenue in 2009 to 5.1% in 2010. This decrease was driven by our improved leverage of fixed and discretionary selling, general and administrative expenses over a higher revenue base.

Selling, General and Administrative by Region

	Year Ended December 31,
	2009	2010	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$23,268	$38,885	$15,617	67.1%
Latin America region	69,551	99,696	30,145	43.3%
APAC/MEA region	31,118	38,100	6,982	22.4%
Corporate and other	37,869	58,558	20,689	54.6%

Consolidated total	$161,806	$235,239	$73,433	45.4%

Selling, general and administrative expenses in our U.S./Canada region increased 67.1% from $23.3 million in 2009 to $38.9 million in 2010, primarily as a result of increased staffing to support business growth. U.S./Canada region selling, general and administrative expenses as a percentage of revenue decreased from 3.2% of region revenue in 2009 to 2.6% in 2010, primarily due to our increased sales and resulting operating leverage as we started to benefit from our investment in selling, general and administrative expenses which are being used to support higher revenues.

Selling, general and administrative expenses in our Latin America region increased 43.3% from $69.6 million in 2009 to $99.7 million in 2010, primarily as a result of increased staffing to support business growth, particularly in our Tierra del Fuego, Argentina, and Mexico subsidiaries. As a percentage of region revenue, Latin America region selling, general and administrative expenses as a percentage of revenue decreased from 4.0% in 2009 to 3.6% in 2010.

Selling, general and administrative expenses in our APAC/MEA region increased 22.4% from $31.1 million in 2009 to $38.1 million in 2010, primarily as a result of increased staffing to support business growth, particularly in Turkey. APAC/MEA region selling, general and administrative expenses as a percentage of revenue decreased from 17.7% of region revenue in 2009 to 10.4% in 2010, due to improved leveraging of fixed and discretionary selling, general and administrative expenses, but also as a result of the effect of our value-added distribution services growing faster than our other services.

Corporate and other general and administrative expenses increased 54.6% from $37.9 million in 2009 to $58.6 million in 2010. The increase in 2010 was driven primarily by an investment in our global supply chain optimization services organization headquartered in Cambridge, Massachusetts, and to a lesser extent due to costs of increased staffing, professional fees and travel to support business growth as well as our public company readiness efforts. Corporate and other selling, general and administrative expenses were allocated to our regions, based on a combination of factors, including revenue and earnings, as follows:

	Year Ended December 31,
	2009	2010	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$5,528	$10,753	$5,225	94.5%
Latin America region	18,485	21,342	2,857	15.5%
APAC/MEA region	10,856	11,390	534	4.9%
Unallocated Corporate and other(a)	3,000	15,073	12,073	*

Corporate and other	$37,869	$58,558	$20,689	54.6%

*	Percentage change not meaningful.

(a)	Unallocated Corporate and other expenses in 2010 consisted primarily of investments in our global supply chain optimization services organization, including payroll, consulting and travel costs.

Provision for Bad Debts

Our consolidated provision for bad debts increased from $6.4 million in 2009 to $8.8 million in 2010. This increase is attributable to a $7.5 million provision recorded against sales made to a distributor in Mexico in 2010 due to the distributor’s financial condition.

As a percentage of consolidated revenue, our consolidated provision for bad debts was less than 0.25% in 2009 and 2010.

Provision for Bad Debts by Region

	Year Ended December 31,
	2009	2010	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$964	$1,298	$334	34.7%
Latin America region	5,281	7,338	2,057	39.0%
APAC/MEA region	190	19	(171)	*
Corporate and other	—	130	130	*

Consolidated total	$6,435	$8,785	$2,350	36.5%

*	Percentage change not meaningful.

Depreciation and Amortization

Consolidated depreciation and amortization expense decreased 11.5% from $13.5 million in 2009 to $11.9 million in 2010, principally as a result of certain adjustments made to the depreciation lives resulting in accelerated depreciation recorded in Mexico in 2009, which did not recur in 2010. Depreciation and amortization expense is consistent as a percentage of revenue at less than 0.5% for both periods.

Depreciation and Amortization by Region

	Year Ended December 31,
	2009	2010	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$2,505	$2,976	$471	18.8%
Latin America region	8,314	5,594	(2,720)	(32.7)%
APAC/MEA region	2,638	3,189	551	20.9%
Corporate and other	—	154	154	*

Consolidated total	$13,457	$11,913	$(1,544)	(11.5)%

*	Percentage change not meaningful.

Public Offering Expenses

During 2010, we incurred certain expenses in preparation for our initial public offering.

Operating Income

For the reasons described above, and including the impact of parallel market transactions in Venezuela, which increase our revenue, consolidated operating income decreased 28.6% from $182.9 million in 2009 to $130.6 million in 2010. Excluding these effects amounting to $85.6 million in 2009 and $22.2 million in 2010, operating income was $97.3 million and $108.4 million in 2009 and 2010, respectively.

Operating Income by Region

	Year Ended December 31,
	2009	2010	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$26,504	$31,438	$4,934	18.6%
Latin America region	38,383	63,665	25,282	65.9%
APAC/MEA region	35,455	39,662	4,207	11.9%
Corporate and other	(3,000)	(26,360)	(23,360)	*

Region total	97,342	108,405	11,063	11.4%
Effect of foreign currency loss from Venezuela	85,596	22,209	(63,387)	(74.1)%

Consolidated total	$182,938	$130,614	$(52,324)	(28.6)%

*	Percentage change not meaningful.

Operating income in all regions increased primarily as a result of increased gross profit driven by increased revenue offset by lower gross margins and higher selling, general and administrative expenses.

Operating income for our U.S./Canada region increased 18.6% from $26.5 million in 2009 to $31.4 million in 2010.

Operating income for our Latin America region increased 65.9% from $38.4 million in 2009 to $63.7 million in 2010. In addition to the revenue, gross margin and selling, general and administrative expense drivers, operating income was affected by an increase in the region’s provision for bad debts, offset by the decrease in depreciation and amortization.

Operating income for our APAC/MEA region increased 11.9% from $35.5 million in 2009 to $39.7 million in 2010.

Interest Income

Consolidated interest income is generated primarily from cash deposits, principally located outside of the United States, and decreased from $21.3 million in 2009 to $7.1 million in 2010. This decrease was attributable primarily to a decrease of interest bearing deposits in Venezuela from cash provided by several major customers as guarantee. Such deposits were returned as accounts receivable were collected.

Interest Expense

Interest expense increased from $17.1 million in 2009 to $29.0 million in 2010, primarily as a result of increased borrowings to fund working capital and investing requirements.

Other Income (Expenses), Net

Other income (expenses), net increased from an expense of $3.5 million in 2009 to income of $2.2 million in 2010, primarily as a result of a $3.7 million write-off of equity and cost method investments in 2009 and a $1.1 million write-off of certain equipment in connection with a contract termination in 2009, which did not recur in 2010. Additionally, increased other income resulted from higher earnings in 2010 for Brightstar Europe, which we account for under the equity method, with our share of income increasing from $1.8 million in 2009 to $2.4 million in 2010.

Foreign Exchange Losses, Net

Our net foreign exchange loss decreased from $80.9 million in 2009 to $33.3 million in 2010, primarily as a result of the decrease in parallel market transactions in Venezuela.

Provision for Income Taxes

Our provision for income taxes decreased from $47.0 million in 2009 to $36.9 million in 2010, representing effective tax rates of 45.7% for 2009 and 47.6% for 2010. The effective income tax rate differed from the statutory federal tax rate of 35% primarily due to (a) a non-tax deductible book hyperinflationary currency deduction, (b) an increase in the valuation allowance recorded for additional deferred tax assets and (c) changes in the foreign exchange rates used in the calculation of the underlying foreign tax credits’ effective rate, which related to a deemed foreign dividend of our Australian subsidiary that arose pursuant to a U.S. income tax election we made.

Income taxes are provided based upon our anticipated underlying annual effective federal, state and foreign income tax rates, adjusted, as necessary, for any other tax matters occurring during the period. As we operate in various tax jurisdictions, our effective tax rate is also dependent upon our geographic earnings mix. See Note 12, “Income Taxes,” to our consolidated financial statements included elsewhere in this prospectus.

Income from Continuing Operations

For the reasons described above, income from continuing operations decreased 27.0% from $55.7 million in 2009 to $40.7 million in 2010.

(Loss) Income from Discontinued Operations, Net of Taxes

(Loss) income from discontinued operations decreased from income of $2.6 million in 2009 to a loss of $0.9 million in 2010.

Non-Controlling Interest

Consolidated earnings attributable to non-controlling interests decreased from $4.1 million in 2009 to $2.4 million in 2010, primarily as a result of the redemption of non-controlling interests in our Australian and Singapore operations on March 31, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Consolidated revenue decreased 23.4% from $3.6 billion in 2008 to $2.7 billion in 2009, driven by adverse effects from global economic conditions in 2009 which impacted the demand for wireless devices globally. The decline was due to the market share decline of one of our manufacturer customers, which formerly made up a large portion of our revenue, particularly in Latin America. Partially offsetting these factors were the expansion of our business into new countries, such as Turkey, the addition of a significant new retail customer in the United States and new service contracts with customers in New Zealand and Hong Kong.

Revenue by Region

	Year Ended December 31,
	2008	2009	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$650,611	$724,161	$73,550	11.3%
Latin America region	2,700,279	1,733,521	(966,758)	(35.8)%
APAC/MEA region	199,275	175,373	(23,902)	(12.0)%

Region total	3,550,165	2,633,055	(917,110)	(25.8)%
Effect of foreign exchange loss from Venezuela	—	85,597	85,597	*

Consolidated total	$3,550,165	$2,718,652	$(831,513)	(23.4)%

*	Percentage change not meaningful.

Revenue in our U.S./Canada region increased 11.3% from $650.6 million in 2008 to $724.2 million in 2009, primarily as a result of the addition of new retailer customers and the expansion of our business in the retail channel, which contributed the majority of our year-over-year growth in the region, and to a lesser extent as a result of growth in the dealer agent channel.

Revenue in our Latin America region decreased 35.8% from $2.7 billion in 2008 to $1.7 billion in 2009, driven primarily by the effects of global economic conditions and the market share decline of one of our manufacturer customers. The most significant decreases in revenue were experienced in our Mexico, Venezuela, Puerto Rico and Peru geographies. We also lost value-added distribution services business with an operator that reduced our sales by $340.3 million year over year. In addition, the weakening of certain currencies in this region relative to the U.S. dollar further contributed to the decline in revenue as it made wireless devices less affordable to end users in this region. The increased sales of smartphones and other devices we added to our distribution portfolio partially mitigated these adverse effects.

Revenue in our APAC/MEA region decreased 12.0% from $199.3 million in 2008 to $175.4 million in 2009, primarily as a result of a decline in our value-added distribution services revenue in the region as we exited certain geographies which did not meet our return requirements, partially offset by our expansion into Turkey and the implementation of new service contracts with customers in New Zealand and Hong Kong.

Gross Profit

Consolidated gross profit increased 23.2% from $296.0 million in 2008 to $364.6 million in 2009, as the revenue from parallel market transactions in Venezuela in 2009 substantially increased margins offsetting the effect of a 23.4% decrease in consolidated revenue. See “ — Significant Issues Affecting Comparability from Period to Period — Venezuela Business.” Consolidated Adjusted gross profit decreased by 5.7% from $296.0 million in 2008 to $279.0 million in 2009, primarily due to the decrease in our consolidated revenue, partially offset by increasing margins as a result of our value-added distribution services decreasing at a much higher rate relative to our other services during this period. For a reconciliation of Adjusted gross profit to gross profit, see Note (3) in “Prospectus Summary — Summary Consolidated Financial and Other Data.”

Gross Profit by Region

	Year Ended December 31,
	2008 Gross	2008 Gross	2009 Gross	2009 Gross	Gross Profit
	Profit	Margin	Profit	Margin	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$44,752	6.9%	$58,769	8.1%	$14,017	31.3%
Latin America region	174,284	6.5%	140,014	8.1%	(34,270)	(19.7)%
APAC/MEA region	76,962	38.6%	80,257	45.8%	3,295	4.3%

Region total	295,998	8.3%	279,040	10.6%	(16,958)	(5.7)%
Effect of foreign exchange loss from Venezuela	—		85,596		85,596	*

Consolidated total	$295,998	8.3%	$364,636	13.4%	$68,638	23.2%

*	Percentage change not meaningful.

U.S./Canada region gross profit increased 31.3% from $44.8 million in 2008 to $58.8 million in 2009, primarily as a result of an increase in region revenue and an increase in region gross margin from 6.9% in 2008 to 8.1% in 2009. U.S./Canada region gross margin increased primarily as a result of a higher product mix of smartphones sales via certain retailers as well as growth of prepaid phones.

Latin America region gross profit decreased 19.7% from $174.3 million in 2008 to $140.0 million in 2009, primarily as a result of the decrease in Latin America region revenue. Latin America region gross margin increased from 6.5% in 2008 to 8.1% in 2009, driven primarily by a shift in sales from lower margin cell phones to higher margin smartphones, as well as a result of the decrease in the contribution of our value-added distribution services relative to our other services during this period.

APAC/MEA region gross profit increased 4.3% from $77.0 million in 2008 to $80.3 million in 2009, driven primarily by an increase in region gross margin from 38.6% in 2008 to 45.8% in 2009, partially offset by a decrease in region revenue. APAC/MEA gross margin increased in 2009 primarily due to the mix of services provided in the region.

Selling, General and Administrative

Consolidated selling, general and administrative expenses decreased 7.2% from $174.3 million in 2008 to $161.8 million in 2009, primarily as a result of decreases in variable expenses related to our response to decreased revenue resulting from the global economic conditions.

Consolidated selling, general and administrative expenses as a percent of revenue increased from 4.9% of consolidated revenue in 2008 to 6.0% in 2009, primarily as a result of the magnitude of the decrease in revenue being greater than the reduction in selling, general and administrative expenses.

Selling, General and Administrative by Region

	Year Ended December 31,
	2008	2009	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$22,141	$23,268	$1,127	5.1%
Latin America region	90,629	69,551	(21,078)	(23.3)%
APAC/MEA region	28,334	31,118	2,784	9.8%
Corporate and other	33,183	37,869	4,686	14.1%

Consolidated total	$174,287	$161,806	$(12,481)	(7.2)%

Selling, general and administrative expenses in our U.S./Canada region increased 5.1% from $22.1 million in 2008 to $23.3 million in 2009, primarily as a result of increased selling, general and administrative expenses to support the growth in this region. U.S./Canada region selling, general and administrative expenses as a percent of revenue decreased from 3.4% of region revenue in 2008 to 3.2% in 2009, primarily due to greater leveraging of fixed and discretionary region selling, general and administrative expenses.

Selling, general and administrative expenses in our Latin America region decreased 23.3% from $90.6 million in 2008 to $69.6 million in 2009, primarily as a result of our efforts to adjust to the overall economic conditions and the resulting revenue reduction experienced in this region. Latin America region selling, general and administrative expenses as a percent of revenue increased from 3.4% of region revenue in 2008 to 4.0% in 2009, primarily as a result of the de-leveraging of the Latin America region selling, general and administrative cost structure in 2009 due to considerable decreased region revenue.

Selling, general and administrative expenses in our APAC/MEA region increased 9.8% from $28.3 million in 2008 to $31.1 million in 2009, primarily as a result of administrative costs associated with the implementation of new service contracts and geographic expansion in the region. APAC/MEA region selling, general and administrative expenses as a percent of revenue increased from 14.2% of region revenue in 2008 to 17.7% in 2009 in anticipation of continued expansion in this region.

Corporate and other selling, general and administrative expenses increased 14.1% from $33.2 million in 2008 to $37.9 million in 2009. The increase in 2009 was driven primarily by professional fees related to public company readiness activities. Corporate and other selling, general and administrative expenses were allocated to our regions based on a combination of factors, including revenue and earnings, as follows:

	Year Ended December 31,
	2008	2009	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$4,659	$5,528	$869	18.7%
Latin America region	19,176	18,485	(691)	(3.6)%
APAC/MEA region	9,348	10,856	1,508	16.1%
Unallocated Corporate and other(a)	—	3,000	3,000	*

Corporate and other	$33,183	$37,869	$4,686	14.1%

*	Percentage change not meaningful.

(a)	Unallocated Corporate and other expenses in 2009 consisted of expenses incurred with our initiative of public company readiness, which are not allocated to our regions.

Provision for Bad Debts

Our consolidated provision for bad debts increased 135.2% from $2.7 million in 2008 to $6.4 million in 2009. As a percentage of consolidated revenue, our consolidated provision for bad debt was less than 0.25% in 2008 and 2009.

Provision for Bad Debts by Region

	Year Ended December 31,
	2008	2009	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$652	$964	$312	47.9%
Latin America region	1,934	5,281	3,347	173.1%
APAC/MEA region	150	190	40	26.7%

Consolidated total	$2,736	$6,435	$3,699	135.2%

Depreciation and Amortization

Consolidated depreciation and amortization expense increased 35.7% from $9.9 million in 2008 to $13.5 million in 2009, driven primarily by leasehold improvements, computer equipment, software and furniture and fixtures placed in service for our new Miami headquarters location, which we commenced occupying in the second half of 2008, as well as certain adjustments made to the depreciation lives resulting in accelerated depreciation in Mexico.

Depreciation and Amortization by Region

	Year Ended December 31,
	2008	2009	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$1,251	$2,505	$1,254	100.2%
Latin America region	6,058	8,314	2,256	37.2%
APAC/MEA region	2,047	2,638	591	28.9%
Corporate and other	561	—	(561)	(100.0)%

Consolidated total	$9,917	$13,457	$3,540	35.7%

Operating Income

For the reasons described above, and including the impact of parallel market transactions in Venezuela, which increased our revenue, consolidated operating income increased 67.7% from $109.1 million in 2008 to $182.9 million in 2009. Excluding these effects amounting to $85.6 million in 2009, operating income was $109.1 million and $97.3 million in 2008 and 2009, respectively.

Operating Income by Region

	Year Ended December 31,
	2008	2009	Variance	%
	(In thousands, except percentages)

U.S./Canada region	$16,049	$26,504	$10,455	65.1%
Latin America region	56,487	38,383	(18,104)	(32.1)%
APAC/MEA region	37,083	35,455	(1,628)	(4.4)%
Corporate and other	(561)	(3,000)	(2,439)	*

Region total	109,058	97,342	(11,716)	(10.7)%
Effect of foreign currency loss from Venezuela	—	85,596	85,596	*

Consolidated total	$109,058	$182,938	$73,880	67.7%

*	Percentage change not meaningful.

Operating income for our U.S./Canada region increased 65.1% from $16.1 million in 2008 to $26.5 million in 2009, primarily as a result of increased gross profit, driven by revenue increases and gross margin improvements, slightly offset by increased selling, general and administrative expenses to support growth in the region.

Operating income for our Latin America region decreased 32.1% from $56.5 million in 2008 to $38.4 million in 2009, driven by the decrease in the region’s revenue, partially offset by increased margins and decreased selling, general and administrative expenses.

Operating income for our APAC/MEA region decreased 4.4% from $37.1 million in 2008 to $35.5 million in 2009, driven primarily by a decrease in revenue, increases in selling, general and administration expense and depreciation expense, offset by an increase in gross margin.

Interest Income

Consolidated interest income is generated primarily from cash deposits and increased 49.8% from $14.2 million in 2008 to $21.3 million in 2009. This increase was attributable primarily to interest bearing deposits in Venezuela from cash provided by several major customers as guarantee for future accounts receivable collections, partially offset by a decrease in interest bearing time deposits following the use of cash to complete the redemption of non-controlling interests in Australia in March 2009.

Interest Expense

Interest expense decreased 50.8% from $34.7 million in 2008 to $17.1 million in 2009, primarily as a result of a reduction in total outstanding debt and a decrease in LIBOR.

Other Income (Expenses), Net

Other income (expenses), net decreased from an expense of $0.9 million in 2008 to an expense of $3.5 million in 2009, principally as a result of a $4.0 million gain realized on the sale of investments in 2008, which did not recur in 2009, a $3.7 million write-off of equity and cost method investments in 2009 and a $1.1 million write-off of certain equipment in connection with a contract termination in 2009. Partially offsetting these factors were improved earnings in 2009 for Brightstar Europe, which we account for under the equity method, and a $2.1 million impairment of our investment in Brightstar Europe recognized in 2008, which did not recur in 2009.

Foreign Exchange Losses, Net

Our net foreign exchange loss increased $55.8 million from $25.1 million in 2008 to $80.9 million in 2009, primarily as a result of the effect of the highly inflationary economy in Venezuela in 2009,

partially offset by net gains generated in 2009 by transactions denominated in other currencies, mainly in Brazil which experienced a recovery of the Brazilian real during 2009. See “— Significant Issues Affecting Comparability from Period to Period — Venezuela Business.”

Provision for Income Taxes

Our provision for income taxes increased from $35.4 million in 2008 to $47.0 million in 2009, representing effective tax rates of 56.7% in 2008 and 45.7% in 2009. The primary reason our effective tax rate exceeded the U.S. federal statutory rate in 2009 was the partial modification of our non-distribution policy in 2009, which we expect will be repatriated to the U.S. in the future. The 2009 provision for taxes includes a $6.2 million deferred tax charge relating to undistributed earnings in Australia. The primary reason our effective tax rate exceeded the U.S. federal statutory rate in 2008 was foreign operating losses that did not benefit our effective tax rate due to the establishment of valuation reserves against them. As we operate in various tax jurisdictions, our effective tax rate is also dependent upon our geographic earnings mix.

Income from Continuing Operations

For the reasons described above, income from continuing operations increased 105.9% from $27.1 million in 2008 to $55.7 million in 2009.

(Loss) Income from Discontinued Operations, Net of Taxes

(Loss) income from discontinued operations increased from a loss of $14.3 million in 2008 to income of $2.6 million in 2009, driven primarily by a subsidiary that was disposed of in 2009 following large operating losses in 2008 and the benefit of a $7.3 million insurance recovery in 2009 related to a disposed operation.

Non-Controlling Interest

Consolidated earnings attributable to non-controlling interests decreased from $18.1 million in 2008 to $4.1 million in 2009, primarily as a result of the redemption of non-controlling interests in our Australian and Singapore operations on March 31, 2009.

Quarterly Financial Data

The following table presents our unaudited condensed consolidated quarterly results of operations for the nine quarters ended March 31, 2011. This table includes all adjustments, consisting only of normal recurring adjustments that we consider necessary for fair presentations of our financial position and operating results for the quarters presented:

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2009	2009	2009	2009	2010	2010	2010	2010	2011
	(In thousands)
	(Unaudited)

Revenue(1)	$625,132	$598,505	$646,122	$848,893	$767,377	$1,049,794	$1,136,315	$1,659,377	$1,267,874
Gross profit	60,316	87,624	120,976	95,720	84,699	94,424	97,207	117,554	110,564
Net income (loss) from continuing operations	6,130	25,265	18,442	5,904	(4,100)	19,440	13,273	12,073	18,670
(Loss) income from discontinued operations, net of income taxes	(1,109)	3,998	(294)	—	(9)	(532)	(380)	—	(32)

Net income (loss)	$5,021	$29,263	$18,148	$5,904	$(4,109)	$18,908	$12,893	$12,073	$18,638

(1)	Sales of wireless devices are seasonal with demand normally being highest in the fourth quarter.

Liquidity and Capital Resources

Historically, we have had significant cash requirements as we expanded our business into new geographic and product markets. Our requirements for cash include the costs related to increased working capital, primarily accounts receivable and inventory, offset partially by accounts payable. Our working capital needs are driven by the seasonality and growth of our business with our cash requirements being greater in periods of growth. Additional cash requirements resulting from our growth include the costs of additional personnel, production and distribution facilities, enhancing our information systems and, in the future, our integration of any acquisitions and our compliance with laws and rules applicable to being a public company.

Comparative Cash Flows

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands)

Cash and cash equivalents at end of period	$122,057	$239,859	$159,161	$131,799	$102,541
Net cash provided by (used in) operating activities	229,866	248,201	(159,307)	(111,289)	(27,723)
Net cash used in investing activities	(7,530)	(84,338)	(37,747)	(20,549)	(13,813)
Net cash (used in) provided by financing activities	(194,583)	(41,927)	109,484	21,717	(20,247)

Net Cash Provided by (Used in) Operating Activities

During the three months ended March 31, 2011, we used $27.7 million in net cash for operating activities, compared to $111.3 million of net cash used in operating activities in the three months ended March 31, 2010. The decrease in cash used in operating activities was primarily due to increased revenues related to business growth and improvements in our working capital requirements as a result of significant collections of accounts receivable, trade.

During the year ended December 31, 2010, we used $159.3 million in net cash for operating activities, compared to $248.2 million of net cash provided by operating activities in 2009. The $407.5 million decrease in cash provided by operating activities was primarily due to significant increases in working capital accounts driven by a 69.7% increase in revenues. Additionally, in 2010, our U.S./Canada region experienced a shift in sales to retail customers which have longer payment terms, resulting in a $283.9 million increase in gross trade receivables, and our Latin America region repaid $119.5 million in customer deposits and released $65.3 million in credit notes.

During the year ended December 31, 2009, we had $248.2 million in net cash provided by operating activities, compared to $229.9 million provided during the year ended December 31, 2008. The increase in cash provided by operating activities was primarily due to $119.5 million in deposits from a customer and $65.3 million in credit notes payable to a customer that were being held as collateral as of December 31, 2009.

Cash flows from discontinued operations, which are not material to the consolidated financial statements, are included in the consolidated statement of cash flows within operating, investing and financing activities. The absence of cash flows from discontinued operations in future filings are not expected to impact future liquidity or capital resources.

Historically, we have used cash as a result of increased working capital requirements driven by revenue growth. In the future, we will continue to adjust our growth and expansion plans based on our available working capital and market opportunities.

Net Cash Used in Investing Activities

Investing activities primarily reflect our equity and cost method investments, capital expenditures and proceeds from (or purchases of) short-term investments.

During the three months ended March 31, 2011, we used $13.8 million in net cash for investing activities, compared to $20.5 million during the three months ended March 31, 2010, reflecting an investment in office properties in Venezuela in 2010 of $27.8 million and an investment in a long-term note receivable in 2011 of $11.8 million.

During the year ended December 31, 2010, we used $37.7 million in net cash in investing activities, compared to net cash used in investing activities of $84.3 million during the year ended December 31, 2009, reflecting equity and cost method investments in 2009 and 2010 of $26.1 million and $32.8 million, respectively, and an investment in office properties in Venezuela in 2009 and 2010 of $13.8 million and $27.8 million, respectively.

During the year ended December 31, 2009, we used net cash of $84.3 million in our investing activities compared to $7.5 million in 2008.

Capital expenditures, typically required for leasehold improvements, computer equipment and software and furniture, fixtures and warehouse equipment used in our operations, were $9.3 million during 2008 compared to $6.4 million during 2009 and $15.5 million during 2010. The increase in 2010 was driven primarily by investments in the U.S. and at our assembly facility in Tierra del Fuego, Argentina, to support our business growth. Capital expenditures are expected to range from $25 million to $30 million in 2011, principally to fund investments in infrastructure and applications. Additional capital expenditures include information technology upgrades or other special initiatives.

Net Cash (Used in) Provided by Financing Activities

During the three months ended March 31, 2011, we used $20.2 million in net cash from financing activities, compared to $21.7 million in net cash provided during the three months ended March 31, 2010, reflecting net pay downs in 2011 of our working capital funding inclusive of borrowings for our investment requirements.

During the year ended December 31, 2010, we generated $109.5 million in net cash from financing activities, compared to net cash used in financing activities of $41.9 million during 2009, reflecting net borrowings of $72.7 million in 2010 to fund working capital and investment requirements, including the issuance of our $250.0 million senior subordinated notes in November 2010 and net repayments of $176.0 million under our ABL Revolver.

During the year ended December 31, 2009, net cash used in financing activities was $41.9 million, including $49.9 million, net used to repay outstanding indebtedness under our then existing revolving lines of credit and term loan, and $40.0 million used for the redemption of non-controlling interests in a subsidiary in the APAC/MEA region, partially offset by a decrease in restricted cash of $50.0 million.

During the year ended December 31, 2008, net cash used in financing activities was $194.6 million, including $127.9 million, net used to repay outstanding indebtedness under our then existing revolving lines of credit and term loan, an increase in restricted cash of $58.4 million and dividends of $5.4 million to our common stockholders.

Liquidity Overview

As of December 31, 2009 and 2010 and March 31, 2011, we had $239.9 million, $159.2 million and $102.5 million, respectively, in unrestricted cash and cash equivalents. With the exception of approximately $0.2 million, $12.1 million and $1.8 million as of December 31, 2009 and 2010 and March 31, 2011, respectively, our unrestricted cash and cash equivalents are held outside of the U.S.

Brightstar Miami purchases a substantial amount of handsets directly from our suppliers and resells them, at cost plus an appropriate markup, to our non-U.S. subsidiaries. The cash payments Brightstar Miami collects from these subsidiaries are used to make payments to our suppliers, and the profits represented by the markup thereon are available for use in the U.S. Earnings generated by our non-U.S. subsidiaries are retained and invested by these subsidiaries.

Additionally, as of December 31, 2010, we had a gross borrowing capacity of $559.8 million under various credit facilities, based on facility credit lines less usage and reserves for letters of credit.

On November 30, 2010, we issued an aggregate of $250.0 million of 9.50% senior notes due December 1, 2016.

On December 23, 2010, we amended and restated our ABL Revolver and increased the facility size by $100.0 million to a total facility size of $500.0 million with an option to increase it to $600.0 million on an uncommitted basis.

Historically, we have relied on available lines of revolving credit (and, to a lesser degree, factoring arrangements), cash from our operations and trade credit provided by our suppliers to finance our working capital requirements and to support our growth.

Our capital structure has consisted of redeemable convertible preferred stock, common stock and various debt instruments, including convertible subordinated senior notes. Accordingly, our cash requirements have included the payment of preferred dividends to redeemable convertible preferred stockholders and interest on our debt.

Our cash availability is dependent in part on our foreign subsidiaries’ ability to collect their receivables on a timely basis and may be negatively affected by local currency and conversion restrictions, such as those in Venezuela, and our ability to negotiate favorable payment terms with our suppliers. Given our current cash and cash equivalents, credit facilities and lines of credit, the proceeds from this offering and our ability to generate cash from operations, we believe we will be able to meet our anticipated cash requirements for at least the next twelve months.

In the event that the sources of cash described above are not sufficient to meet our future cash requirements, we will seek additional loans or reduce planned expenditures. If loans are not available on favorable terms, we may seek to raise funds through the issuance of additional bonds or equity securities. If such actions are not sufficient, we would intend to limit our growth and reduce or curtail some of our operations to levels consistent with the constraints imposed by our available cash flow. Our ability to seek additional debt or equity financing is limited by our existing indebtedness and may be further limited by any future financing arrangements or then current economic and financial conditions.

Indebtedness

The following table sets forth our existing debt as of March 31, 2011:

				Gross
Debt	Country	Total Size	Outstanding	Availability(a)
		(In millions)

Revolving credit facility	United States	$500.0	$53.9	$334.3
Senior notes(b)	United States	250.0	250.0	—
Trade facilities	United States	50.0	—	50.0
Bank facilities — U.S. operations	United States	4.7	4.7	—
Bank facilities — foreign operations(b)	Various	200.5	141.7	50.3

Total		$1,005.2	$450.3	$434.6

(a)	Gross availability is calculated based on total facility size less outstanding balance and reserves for letters of credit.

(b)	In May 2011, we issued an additional $100.0 million aggregate principal amount of 2016 Notes under the indenture dated November 30, 2010, pursuant to which we have previously issued $250.0 million aggregate principal amount of 2016 Notes.

(c)	Includes Argentina, Australia, Brazil, Dominican Republic, Malaysia, Mexico, Peru, Singapore, South Africa, Turkey and Vietnam bank facilities, but excludes United States bank facilities.

Revolving Credit Facility

As of December 31, 2010 and March 31, 2011, we had a $500.0 million senior secured asset-based revolving credit facility with a syndicate of financial institutions as lenders, and PNC Bank, National Association (“PNC Bank”), as administrative agent. The borrowers are Brightstar Corp. and Brightstar US, Inc. and the ABL Revolver is guaranteed, jointly and severally, by our wholly owned existing and future domestic subsidiaries. The revolving facility funds working capital advances, letters of credit and general corporate purposes and is collateralized by the receivables, inventories, fixed assets and general intangibles of our U.S. subsidiaries and operations. The borrowing base consists primarily of 85% to 90% of eligible receivables plus 60% to 75% of eligible inventories. The facility was amended and restated on December 23, 2010, when we incorporated all executed amendments and included newly negotiated terms into one credit facility. The amendment increased the revolving credit facility to $500.0 million and included an option to increase it to $600.0 million on an uncommitted basis. The ABL Revolver was further amended on April 8, 2011 to provide flexibility in respect of certain covenants relating to loans and investments and also included a waiver to raise additional capital through a future potential notes offering.

The ABL Revolver bears interest at the domestic rate plus 1.00% to 1.50% or Eurodollar Rate/LIBOR plus 2.00% to 2.50% (as defined in the ABL Revolver), depending on the average availability. We are also required to pay an unused facility fee ranging from 0.375% to 0.50% per annum, depending on the average undrawn availability. As of December 31, 2010 and March 31, 2011, the ABL Revolver’s weighted average interest rate was 2.70% and 0.81%, respectively, there was $83.7 million and $68.6 million, respectively, in outstanding letters of credit and the balance of the ABL Revolver was $0.0 million and $53.9 million, respectively.

The ABL Revolver contains customary events of default and covenants that restrict, among other things, making investments, incurring additional indebtedness or making capital expenditures in excess of specified amounts, creating liens and engaging in certain mergers or combinations without the prior written consent of the lenders. Many of the negative covenants, including dividend payments and loans and investments to foreign subsidiaries, are subject to a Fixed Charge Coverage Ratio incurrence test and minimum undrawn availability target. The ABL Revolver does not contain financial maintenance covenants, as long as we exceed a minimum average undrawn availability ratio for the quarterly reporting period of 12.5%. If our undrawn availability is less than 12.5%, we are subject to a fixed charge coverage ratio of not less than 1.15x.

Senior Notes due 2016

In November 2010 and May 2011, we issued and sold $250.0 million and $100.0 million, respectively, aggregate principal amount of our 2016 Notes, which are designated as 9.5% Senior Notes due December 1, 2016. Interest is payable in cash on each of June 1 and December 1, beginning on June 1, 2011. Prior to December 1, 2014, we may redeem all or a portion of the 2016 Notes, plus accrued and unpaid interest, if any, to the redemption date, at a price of 100% of the principal amount thereof redeemed plus an applicable “make-whole” premium. On or after December 1, 2014 we may redeem all or a portion of the 2016 Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the notes. In addition, prior to December 1, 2014, we may redeem up to 35% of the aggregate principal amount of the 2016 Notes at a redemption price of 109.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings. As of May 15, 2011, $350.0 million of our 2016 Notes was outstanding.

The indenture governing the 2016 Notes contains certain covenants that, among other things, limit our ability to:

•	incur additional debt;

•	make certain payments, including dividends or other distributions, with respect to our capital stock, or prepayments of subordinated debt;

•	make certain investments or sell assets;

•	create certain liens or engage in sale and leaseback transactions;

•	provide guarantees for certain debt;

•	enter into restrictions on the payment of dividends and other amounts by subsidiaries;

•	engage in certain transactions with affiliates;

•	consolidate, merge or transfer all or substantially all our assets; and

•	enter into other lines of business.

These covenants are subject to a number of important limitations and exceptions.

The 2016 Notes include customary events of default, including failure to pay principal and interest on the 2016 Notes, a failure to comply with covenants, a failure to pay material judgments or indebtedness and bankruptcy and insolvency events.

Trade Financing Facilities

Our U.S. trade financing facilities consist of a U.S. Bank facility, Export Development Canada facility, Sabadell Bank facility and bank promissory notes.

U.S. Bank

In October 2009, we renewed our trade facility with U.S. Bank and decreased our borrowing limit from $30.0 million to $20.0 million. This facility bears an interest rate of LIBOR plus 1.0% to 2.0% per annum with a maturity date of October 2010. The payment terms are up to 120 days from the disbursement date. The lines are secured by credit insurance policies and the cost of the credit insurance is paid by us. We also pay a quarterly undrawn facility fee of 0.25% per annum. As of December 31, 2009, the outstanding balance was $25.3 million and the interest rate ranged from 1.28% to 2.32%. In June 2010, we increased our borrowing limit from $20.0 million to $30.0 million. In October 2010, we renewed the facilities, extending the maturity date to October 2011. As of December 31, 2010 and March 31, 2011, there was no outstanding balance.

Export Development Canada

In October 2008, we entered into a loan agreement with Export Development Canada which finances purchase of goods with a borrowing limit of $50.0 million. The loan is unsecured and matures annually and is automatically renewed unless either party notifies within 60 days of the maturity date. We most recently renewed in October 2010. We also pay a quarterly unused commitment fee of 0.50% per annum and an annual administration fee of 0.35% per annum at the maturity date and every anniversary thereafter. This agreement generally has payment terms of no more than 120 days from the date of disbursement and with a borrowing rate of LIBOR plus 1.5% per annum. As of December 31, 2009 and 2010, the outstanding balance was $50.0 million and $43.7 million, respectively, and the interest rate under this facility ranged from 1.75% to 1.80% and 1.75% to 2.03%, respectively. This facility was terminated in March 2011.

Sabadell Bank

In June 2010, we entered into a $5.0 million factoring agreement with a bank to finance vendor invoices which we amended in August 2010 to $20.0 million. The line bears interest at LIBOR plus 4.4% plus fees as stated in the agreement. The outstanding balance as of December 31, 2010 and March 31, 2011 for this agreement amounted to $20.5 million and $0.0 million, respectively, and the interest rate under this agreement ranged from 4.69% to 4.94% and 4.70% to 4.71%, respectively.

Bank Promissory Notes

In April and May 2009, we issued two separate promissory notes with a bank to facilitate the financing of our account receivables to customers located in Venezuela. The promissory notes have no stated maturity dates and bear interest at LIBOR plus 1.0% which is paid by the customers. The capacity of the line is up to $30.0 million. The outstanding balance as of December 31, 2009 for these promissory notes amounted to $21.5 million. These promissory notes were repaid in October 2010.

Bank Facilities

As of December 31, 2009 and 2010 and March 31, 2011, we had entered into various financing arrangements with local banks at some of our subsidiaries, primarily consisting of factoring agreements, revolving lines of credit, trade facilities, term loans and capital leases. The terms of the credit facilities range from 12 months to 30 months and are guaranteed with the pledge of local Brightstar assets and/or with a corporate guarantee. As to capital leases, each individual lease is evaluated and accounted for in accordance with its merits as a capital or operating lease. Payments are made in accordance with the given bank’s amortization schedules. The term of the capital lease agreements generally range between 36 months to 60 months from the commencement date.

As of December 31, 2009 and 2010 and March 31, 2011, we had foreign operations bank facilities outstanding of $41.8 million, $134.5 million and $141.7 million, respectively. These facilities bear interest at the agreement’s stated interest rate, predominantly LIBOR, plus a margin of 0.25% to 5.50%. These interest rates ranged from 1.0% to 10.5%, 1.0% to 13.7% and 1.0% to 14.7% per annum in 2009 and 2010 and in the first quarter of 2011, respectively. Additionally, some facilities bear fees related to unused availability, commitment amounts or other basis, as stated in the agreement, these range from 0.05% to 0.50% and are generally paid annually.

Capital Leases

During 2006, we entered into a master lease agreement with a bank for the purpose of financing certain purchases of equipment and services for up to $12.0 million. At the inception, each individual lease is evaluated and accounted for in accordance with its merits as a capital or operating lease. Payments are made in accordance with the bank’s amortization schedules. The terms of the lease agreements generally range between 36 months to 60 months from the commencement date. We also have lease-financing arrangements with other third parties. As of December 31, 2009 and 2010 and March 31, 2011, we had $8.7 million, $5.1 million and $4.7 million outstanding, respectively.

Interest Rate Swap Agreements

In 2008, we entered into interest rate swap agreements for an aggregate notional amount of $100.0 million with an average fixed interest rate of 2.1%. The interest rate swap agreements serve as an economic hedge against increases in variable interest rates but have not been designated as hedges for accounting purposes. Accordingly, we account for these interest rate swap agreements on a fair value basis and adjust the carrying amounts of these instruments to fair value with changes in fair value reflected as a component of interest expenses in our consolidated statements of operations.

In November 2009, an interest rate swap with a notional amount of $20.0 million matured and was not renewed. As a result, the notional amount outstanding was $80.0 million as of December 31,

2009. In November 2010, our remaining two $40.0 million interest rate swap agreements matured and were not renewed, and, as a result, there was no notional amount outstanding as of December 31, 2010.

Convertible Subordinated Senior Notes and Redeemable Convertible Preferred Stock

In 2003, we obtained private financing of $31.8 million in convertible subordinated senior notes. During 2007, in connection with the issuance of our Series D Redeemable Convertible Preferred Stock, we repaid a portion of the convertible subordinated senior notes and concurrently extended the maturity date to December 2010 (the “Modified Notes”).

The Modified Notes were convertible into common stock at any time at the election of the holders at a conversion price of $8.00 per share. The Modified Notes accrued interest at 10.5% per annum, payable quarterly.

In October 2008, we amended the Modified Notes to modify the conversion feature so that in addition to the right to convert the Modified Notes into shares of our common stock, the Modified Notes were convertible into shares of a new series of redeemable convertible preferred stock designated as Series E Redeemable Convertible Preferred Stock (“Series E Preferred Stock”), that with respect to rights upon liquidation, winding up and dissolution, rank pari passu to our Series B Redeemable Convertible Preferred Stock, Series C Redeemable Convertible Preferred Stock and Series D Redeemable Convertible Preferred Stock. The Series E Preferred Stock has the right to vote on an as-converted basis as a class with the holders of our common stock on matters submitted to the holders of our common stock. The Series E Preferred Stock also has participating rights and yields no stated dividends. The Series E Preferred Stock is convertible into common stock at any time at the election of the holders at an initial conversion price of $8.00 per share. The Series E Preferred Stock has no stated maturity and provides for the redemption of these securities at the election of the holders in the event of a change of control, at an offer price in cash equal to 101% of the liquidation amount. In December 2010, the holders of the Modified Notes elected to convert all of the Modified Notes to Series E Preferred Stock. See Note 10, “Redeemable Convertible Preferred Stock,” to our consolidated financial statements included elsewhere in this prospectus for additional information about our redeemable convertible preferred stock.

We have the right to require the conversion of the Series E Preferred Stock in whole, but not in part, if we complete an initial public offering, which results in gross proceeds of at least $50.0 million and the common stock sold in such offering is sold to the public at a price of at least $16.00 per share, or upon the occurrence of a liquidation event (as defined in the Series E Preferred Stock documents), as long as the cash consideration is at least 200% of the Series E Preferred Stock conversion price.

The holders of Series B Redeemable Convertible Preferred Stock are entitled to receive quarterly dividends on each share at a rate per annum equal to 6.4% of the Liquidation Amount, which is $20.00 per share, and one-half of such dividends must be paid in cash, otherwise the dividend rate increases to 10.0%. These dividends are cumulative, whether or not earned or declared, accruing on a daily basis, and unpaid dividends will compound on a quarterly basis. The holders of Series C Redeemable Convertible Preferred Stock and Series D Redeemable Convertible Preferred Stock are entitled to receive quarterly dividends on each share at a rate per annum equal to 6.4% of the Liquidation Amount, which is $20.25 per share. One-half of the Series C dividends must be paid in cash, otherwise the dividend rate increase to 10.0%. Similar to Series B Redeemable Convertible Preferred Stock, these dividends are cumulative, whether or not earned or declared, accruing on a daily basis and unpaid dividends compound on a quarterly basis. The Series B, Series C and Series D Redeemable Convertible Preferred Stock have no stated maturity and provide for the redemption of such securities at the election of the holders in the event of a change of control, at an offer price in cash equal to 101% of the liquidation amount.

We also have other conditions which apply to our outstanding redeemable convertible preferred stock. If any shares of Series B, Series C or Series D are outstanding on September 30, 2011, the dividend rate on each share of Series B, Series C or Series D Redeemable Convertible Preferred Stock (whichever is outstanding) shall increase by 1.0% per annum on such date and shall increase by an additional 1.0% per annum on September 30 of every year thereafter up to a maximum dividend rate of 15.0% per annum until such time as no shares of redeemable convertible preferred stock shall remain outstanding.

We are permitted to pay up to half of the dividends on the redeemable convertible preferred stock in kind and our ability to pay such dividends in cash is restricted by the terms of the ABL Revolver and the Indenture. See Note 9, “Debt,” to our consolidated financial statements included elsewhere in this prospectus for additional information about our debt and credit facilities

In 2009 and 2010, we obtained waivers from the holders of the Modified Notes for non-compliance with the minimum required $100.0 million EBITDA for the last twelve-month period for each of the five quarters ended March 31, 2010. Additionally, we obtained waivers in 2007, 2009 and 2010 from the redeemable convertible preferred stockholders for non-compliance with certain financial covenants.

We have the right to require the conversion of the Series B, Series C and Series D Redeemable Convertible Preferred Stock in whole, but not in part, if we complete an initial public offering which results in gross proceeds of at least $100.0 million and the common stock in such offering is sold to the public at a price of at least 130% of the Conversion Price then in effect.

Cash Requirements

Historically, we have had significant cash requirements as we organically expanded our business into new geographic and product markets. Our requirements for cash include the costs related to increased working capital, primarily accounts receivable and inventory, offset partially by accounts payable. Our working capital needs are driven by the seasonality and growth of our business with our cash requirements being greater in periods of growth. Additional cash requirements resulting from our growth include the costs of additional personnel, production and distribution facilities, enhancing our information systems and, in the future, our integration of any acquisitions and our compliance with laws and rules applicable to a public company.

We have historically relied on available lines of revolving credit (and, to a lesser degree, factoring arrangements), cash from our operations and trade credit provided by our suppliers to finance our working capital requirements and to support our growth. As of December 31, 2010 and March 31, 2011, we had over $1.3 billion and $2.0 billion, respectively, in available trade credit provided by our suppliers.

Contractual Obligations

The following table summarizes our estimated contractual cash obligations and commitments as of December 31, 2010, before giving effect to the offering and the application of proceeds therefrom, and their effect on our liquidity and cash flow in future periods:

	Payments Due by Periods
		Within One	One to Three	Three to Five	More Than
	Total	Year	Years	Years	Five Years
	(In thousands)

Revolving credit facility(1)	$—	$—	$—	$—	$—
Trade and other bank facilities, including capital leases	203,805	201,219	2,111	180	295
Senior notes(2)	250,000	—	—	—	250,000

Contractual debt repayment(3)	453,805	201,219	2,111	180	250,295
Upfront fees(4)	4,015	4,015	—	—	—
Non-cancelable operating lease(5)	38,907	10,685	15,905	8,135	4,182
Interest on senior notes and capital leases(6)	141,008	24,010	47,669	47,544	21,785
Uncertain tax positions(7)	—	—	—	—	—

	637,735	239,929	65,685	55,859	276,262
Redeemable convertible preferred stock(8)	409,090	—	—	—	—

Total	$1,046,825	$239,929	$65,685	$55,859	$276,262

(1)	As of December 31, 2010, there was $83.7 million in outstanding letters of credit under our revolving credit facility.

(2)	In May 2011, we issued an additional $100.0 million aggregate principal amount of 2016 Notes under the indenture dated November 30, 2010, pursuant to which we have previously issued $250.0 million aggregate principal amount of 2016 Notes.

(3)	See Note 9, “Debt,” to our consolidated financial statements includes elsewhere in this prospectus.

(4)	Represents upfront fees related to our exclusive distribution and service agreements with Telefonica International, S.A.U., and subsidiaries. The agreement gives us the exclusive rights to sell netbooks (smaller and less expensive version of laptop) and provide other logistics services throughout Latin America to Telefonica subsidiaries. Amounts are based upon the payment schedule within the distribution and services agreement.

(5)	Represents future lease payments associated with vehicles, equipment and properties under operating leases. Amounts are based upon the general assumption that the leased asset will remain on lease for the length of time specified by the respective lease agreements. No effect has been given to renewals, cancellations, contingent rentals or future rate changes.

(6)	Total debt matures at various dates through 2016 and bears interest at various interest rates. We have reflected interest that is attributable to existing capital leases and our senior notes, all of which have fixed interest rates. The interest reflected does not consider potential refinancing of expiring debt obligations, or prepayments. We have not reflected interest attributable to our revolving credit facility or other trade and bank facilities, as the amounts due under these facilities vary by period.

(7)	We have excluded liabilities related to uncertain tax positions recognized under ASC 740 Income Taxes, as we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for further information.

(8)	The liquidation value of our Series B, C, D and E Redeemable Convertible Preferred Stock includes accrued but unpaid dividends. Our redeemable convertible preferred stock has no stated maturity and may be redeemed at the option of the holder upon change of control. As such, as of December 31, 2010, the redemption date was unknown and payment is not reflected in a particular period and additional dividend accruals are not reflected through the redemption date, since such date was unknown as of December 31, 2010. Dividends on our Series B, C and D Redeemable Convertible Preferred Stock are calculated based on the liquidation value of the redeemable convertible preferred stock and dividend rates, which will increase by 1.0% annually, commencing September 30, 2011, to a maximum of 15.0%.

Other Contractual Commitments

In connection with the shareholders’ agreement entered into in connection with the establishment and operation of Brightstar Europe in April 2007, we agreed to make available a loan facility to fund the operations of Brightstar Europe for $40.0 million and each of the two parties to the shareholders’ agreement also agreed to provide 50% of the future funding of the company. As of December 31, 2010, we had fully funded the $40.0 million loan facility. Brightstar Europe became profitable in 2009. We continue to evaluate the operations of Brightstar Europe and a change in its profitability may result in further discussion with our partner that may lead to modification of the business plans, current commitments under the shareholders’ agreement, or other available remedies, if any. During 2010, Brightstar Europe acquired certain operations that were funded through cash from operations and additional funding provided by its shareholders and third-party financing.

In September 2009, we amended and restated our payment terms agreement (the “PTA”) with Motorola and its subsidiaries (collectively, “Motorola”). The PTA sets forth the terms for repayment of the credit lines established for us and our subsidiaries in our distribution agreements with Motorola and also sets forth the collateral requirements for the credit line. The credit line, and all our other obligations to Motorola, including our indemnity obligations, is collateralized by a second priority security interest on all of our domestic assets and those of our domestic subsidiaries (each of our domestic subsidiaries is a guarantor of Brightstar Corp.’s obligations under the PTA). However, equity interests in subsidiaries held by a party to the PTA are not part of the collateral. The PTA incorporates the affirmative and negative covenants from our ABL Revolver. We are subject to certain events of default under the PTA, including defaults based on bankruptcy and insolvency events, non-payment, cross-defaults on other indebtedness, a change of control in our company and any material inaccuracy of our representations and warranties. The outstanding balance under the PTA is included on our balance sheet as part of accounts payable.

Off-Balance Sheet Arrangements

As of December 31, 2009 and 2010 and March 31, 2011, we had no off-balance sheet arrangements.

Impact of Inflation and Changing Prices

A portion of our business is conducted in countries in which inflation can have a material effect on the relative purchasing power of money over time. However, other than the effects of foreign currency exchange rate fluctuations that may be affected by inflation, we believe that our results of operations are not materially affected by moderate changes in the inflation rate.

Seasonality and Fluctuations in Operating Results

Our revenue is subject to product availability and seasonal fluctuations as a result of holidays, manufacturer and operator promotions and other events affecting customer demands, including the introduction of new products and general economic conditions. As a result, we generally experience higher revenue and earnings in the second half of the year, particularly in the fourth quarter due to the holiday season, as compared to the first half of the year.

Material Weaknesses and Remediation Efforts

In connection with the preparation of our financial statements for the years ended December 31, 2009 and 2010, we identified several material weaknesses in our internal controls over financial reporting. However, these material weaknesses have not resulted in a qualified opinion on our audited financial statements for the years ended December 31, 2009 and 2010. Over the course of 2010, we were successful in remediating several material weaknesses indentified in 2009, and the ones that remained at December 31, 2010 were weaknesses not remediated from the prior year due to the short time cycle available to get all 2009 material weaknesses remediated. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. These material weaknesses are described in detail in “Risk Factors — Risks Related to Our Business — We have identified material weaknesses in our internal control over financial reporting which, if not successfully remediated, could cause us to fail to timely report our financial results, prevent fraud and avoid material misstatements in our financial statements.”

We are committed to remediating the deficiencies constituting material weaknesses by implementing changes to our internal control over financial reporting. Our Chief Executive Officer and our Chief Financial Officer are responsible for implementing changes and improvements to the internal controls that resulted in these material weaknesses.

Management believes we will complete our remediation plan in 2011. We cannot guarantee that we will be able to complete these actions on schedule or effectively and, even if we do successfully complete them, there is no guarantee that these measures will effectively address our material weaknesses. In addition, it is possible that we could discover additional material weaknesses in our internal control over financial reporting in the future.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses. On an ongoing basis, we evaluate our estimates and assumptions, which we base on third-party data, historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and the impact of such differences may be material to our consolidated financial statements.

Critical accounting policies are those policies that, in management’s view, are most important in the portrayal of our financial condition and results of operations. The footnotes to the consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Our most critical accounting policies and estimates include those involved in the recognition of revenue and provision for income taxes. Those critical accounting policies and estimates that require the most significant judgment are discussed further below.

Revenue Recognition

Revenue is primarily derived from the sale of wireless communications equipment and related accessories, and to a lesser extent from our customer services and solutions. Product and service revenue is recognized in accordance with ASC 605, specifically ASC 605-10, when all of the following criteria are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) delivery of products has occurred or services have been performed. Our arrangements for product sales with our customers do not contain customer acceptance provisions that would preclude recognition of revenue upon delivery of the product or when services are rendered. We do not have any substantial obligations after delivery of the product or after services are rendered.

Revenue derived under certain contractual arrangements may take the form of agreements that contain multiple elements, including warehouse logistic services, implementation of technology enablers, and ongoing supply chain optimization, retail, government and VARs and consumer services. These arrangements may have both fixed and variable components as well as contingent performance incentive compensation, designed to link a portion of our revenue to our performance relative to both qualitative and quantitative goals. Performance incentives are recognized as revenue for quantitative targets when the target has been achieved and for qualitative targets when confirmation of the incentive is received from the client. These arrangements may also provide for other strategic services where revenue earned is based on the achievement of cost savings to the customer. We allocate revenue between the elements based on the relative selling price method, provided that each element meets the criteria for treatment as a separate unit of accounting as outlined in ASC 605-25.

In applying the allocation criteria within ASC 605-25, we must apply considerable judgment when considering a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a unique earnings process associated with each element of a contract. The judgments we make can have a significant effect on the timing and amount of revenue we recognize.

In compliance with ASC 605-45 we assess whether we or the third-party supplier is the primary obligor in sales transactions. We evaluate the terms of our customer arrangements as part of this assessment and apply significant judgment when determining if we are the primary obligor in the arrangement. In addition, we give appropriate consideration to other key indicators such as general inventory risk, latitude in establishing price, discretion in supplier selection and credit risk to the vendor. Accordingly, we generally record revenue on a gross basis when we believe the key indicators of the business suggest we generally act as principal on behalf of our clients. Where the key indicators suggest we act as an agent, we record revenue on a net basis. Revenue arrangements recognized on a net basis represented less than 5% of our total revenue in each of the years ended December 31, 2008, 2009 and 2010 and in the three months ended March 31, 2011.

Allowance for Doubtful Accounts

We provide credit terms to nearly all of our customers in the ordinary course of business. We try to mitigate the risks associated with providing credit by performing credit evaluations and obtaining credit insurance. In determining the adequacy of the allowance for doubtful accounts, our management considers a number of highly subjective factors, including creditworthiness of our customers and general economic conditions in the countries in which we operate, the aging of our accounts receivable and customer payment trends. Additionally, we consider the risk in the foreign countries in which we operate and record provisions for estimated losses on receivables when we believe it is probable that the general economic conditions of a particular foreign country will result in increased credit exposure. Although we have not historically experienced a significant level of bad debt expense, future events or changes in circumstances could result in changes to our estimates that could have a material adverse effect on our results of operations, financial position or cash flows.

Inventory Valuation

We value our inventory at the lower of cost or its estimated current market value, which requires us to make significant judgments related to current market values, expected future sales volumes and supplier incentives earned through purchases but unrealized pending the sale of the related products. We record provisions for estimated excess and obsolete inventories that consider a number of factors, including the aging of the inventory, recent sales trends and industry, market and economic conditions. In assessing inventory write-downs, management also considers any price protection credits or other incentives that we expect to receive from our suppliers. Variations in the estimates we use could result in a material adverse effect on our results of operations, financial position or cash flow, if we determine additional provisions are required in a future period.

Value Added Tax

Our international subsidiaries may be subject to Value Added Tax (VAT), which is typically applied to goods and services purchased in countries where VAT is applied. We are required to remit the VAT we collect to tax authorities, but may deduct the VAT we have paid on eligible purchases. In certain circumstances, the collection of the VAT receivable may extend over a period of years. We review our VAT receivable for impairment whenever events or changes in circumstances indicate the carrying amount of our VAT receivable may not be recoverable.

Share Based Payments and Other Equity Transactions

Our Stock Plans are administered by a committee of our Directors (the “Committee”). The Committee generally sets stock option exercise prices at 100% or above of the estimated fair market value of the underlying common stock on the date of grant. Historically, the Committee established exercise prices based on valuation studies.

Prior to this offering, there has not been an established market for our shares. While we have issued new equity to unrelated parties and we use such facts in the determination of the fair value of our shares, we believe that the lack of a secondary market for our common stock and our limited history issuing stock to unrelated parties make it impracticable to estimate our common stock’s expected volatility. Therefore, it is not possible to reasonably estimate the grant-date fair value of our options using our own historical price data. Accordingly, we applied the provisions of ASC 718 in accounting for the share options under the calculated value method.

A summary of stock option activity during the years ended December 31, 2008, 2009 and 2010 follows:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Shares	Exercise Price	Term	Value(a)
				(In thousands)

Outstanding as of January 1, 2008	1,639,992	$13.46
Granted	1,510,250	14.83
Exercised	—	—
Forfeited	(846,587)	13.99

Outstanding as of December 31, 2008	2,303,655	$14.17	8.34	$—

Exercisable as of December 31, 2008	877,833	$12.00	6.39	$—

Outstanding as of January 1, 2009	2,303,655	$14.17
Granted	975,000	15.00
Exercised	(2,000)	8.00
Forfeited	(956,885)	14.66

Outstanding as of December 31, 2009	2,319,770	$14.32	7.96	$69

Exercisable as of December 31, 2009	919,145	$12.94	6.14	$69

Outstanding as of January 1, 2010	2,319,770	$14.32
Granted	852,500	30.00
Exercised	(6,100)	12.92
Forfeited	(242,225)	15.09

Outstanding as of December 31, 2010	2,923,945	$18.83	7.90	$32,660

Exercisable as of December 31, 2010	1,348,945	$15.45	6.69	$19,628

(a)	The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price for the periods presented.

During 2010, we granted 852,500 stock options, of which 591,250 were granted in July and 261,250 were granted in December. The stock options in both grant periods had an exercise price of $30.00 per share which equaled the fair market value of our common stock in those periods. The valuation studies of our common stock were performed contemporaneously with each of the corresponding grant periods. Based on the offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus), the aggregate intrinsic value of our common stock outstanding as of December 31, 2010 was $     .

The calculated fair value of each incentive award was estimated on the date of grant using the Black-Scholes option-pricing model, using the following considerations:

•	We have elected to calculate the average expected life based on the simplified method described in ASC 718 for all at-the-money grants, as we believe it will be a better representation of the estimated life than our actual limited historical exercise behavior. For grants where the exercise price is significantly higher than the estimated fair value of the common stock at grant date, we use the Monte Carlo Simulation method to estimate expected option life.

•	We use an expected dividend yield of zero, since we do not intend to pay dividends on our common stock for the foreseeable future.

•	The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected option life assumed at the date of grant.

•	In 2010, the expected volatility is based on the average volatility of up to 19 companies within various SIC industries as management believes that we fit the profile of the companies selected. In 2008 and 2009, the expected volatility was based on a weighting of the volatility of 10 companies within the SIC Industry 5065, Electronic Parts and Equipment, not Elsewhere Classified, as management believed we fit the profile of the companies selected. The group of companies selected was then divided in two groups, and each group was given a different weight based on what management believed was appropriate, using each group’s past financial history.

•	Forfeitures are estimates using historical experience and projected employee turnover.

These estimates require a considerable degree of judgment and affect the amount of compensation expense we recognize. If we determine that another method to estimate expected volatility or expected term is more reasonable than our current methods, or if another method for calculating fair value is prescribed by authoritative guidance, the fair value calculated for future stock-based awards could change significantly from past awards, even if the principal terms of the awards are similar. Higher volatility and longer expected terms result in an increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free interest rate are not as significant to the calculation of fair value. A hypothetical 10% increase or decrease to any of the above assumptions would not have had a material impact on the amount of stock-based compensation expense we recognized in any of the periods presented. However, although changes in assumptions relative to our 2010 expense would be considered immaterial to us, future years could result in a more significant difference if we were to grant additional stock options, the value of our Class A common stock increases significantly or our estimated volatility is higher.

Fair Value of Financial Instruments

We are also required to apply complex accounting principles with respect to accounting for financing transactions that we have consummated in order to finance the growth of our business. These transactions, which consist of debt and redeemable convertible preferred stock, require us to use significant judgment in order to assess the fair values of these instruments at the dates of issuance. We have historically estimated these fair values based on independent transactions with third parties and valuation studies. These fair values are critical to our determination of financing costs and presentation of how we finance our business.

Income Taxes

We utilize the asset and liability method of accounting for income taxes, which requires significant judgments in determining the consolidated provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax settlement is uncertain. Under ASC 740, we are required to evaluate the realizability of our deferred tax assets. The realization of our deferred tax assets is dependent on future earnings. ASC 740 requires that a valuation allowance be recognized when, based on available evidence, it is more likely than not that all or a portion of deferred tax assets will not be realized due to the inability to generate sufficient taxable income in future periods. In circumstances where there is significant negative evidence, establishment of a valuation allowance must be considered. A pattern of sustained profitability is considered significant positive evidence when evaluating a decision to reverse a valuation allowance. Further, in those cases where a pattern of sustained profitability exists, projected future taxable income may also represent positive evidence, to the extent that such projections are determined to be reliable given the current economic environment. Accordingly, the increase and decrease of valuation allowances requires considerable judgment and could have a significant negative or positive impact on our current and future earnings.

On January 1, 2009, we were required to adopt a provision within ASC 740, which prescribes a recognition threshold and measurement process for recording in our consolidated financial statements uncertain tax positions taken, or expected to be taken by the Company. Additionally, ASC 740 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The standard requires us to accrue for the estimated amount of taxes for uncertain tax positions if it is more likely than not that we would be required to pay such additional taxes, which requires considerable judgment. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained. Although we believe we have adequately reserved for our uncertain tax positions, the ultimate outcome of these tax matters may differ from our expectations, which could have a material effect on our provision for income taxes at the time such determination is made.

Recently Issued Accounting Pronouncements

In September 2009, the FASB ratified Accounting Standards Update 2009-13, codified within ASC 605 which addresses criteria for separating the consideration in multiple element arrangements. ASC 605 requires companies allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASC 605 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption will be permitted. There was no impact on our consolidated financial statements upon adoption.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit Risk

We are exposed to market risk relating to our operations due to changes in foreign currency exchange rates and interest rates. We manage the exposure to these risks through a combination of normal operating and financing activities and derivative financial instruments such as foreign currency derivative contracts and interest rate swaps. It is our policy not to enter into derivative financial instruments for speculative purposes.

Exchange Rate Risk Management

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. Our objective is to minimize our exposure to these risks through a combination of normal operating activities and the utilization of foreign currency contracts to manage our exposure on the transactions denominated in currencies other than the applicable functional currency. Contracts are executed with creditworthy banks and other institutions and are denominated in currencies of major industrial countries. At times we also hedge our exposure to the translation of reported results of foreign subsidiaries from local currency to U.S. dollars.

We use a cash hedging strategy to protect against an increase in the cost of forecasted foreign currency denominated transactions. As of December 31, 2009 and 2010 and March 31, 2011, we had outstanding forward contracts in the notional amounts of $86.6 million, $164.0 million and $223.6 million, respectively, buying (selling) U.S. dollars to fix the future cash outflows in local currency (U.S. dollars) on certain payables denominated in U.S. dollars (local currencies). The fair values of the outstanding forward contracts in the aggregate as of December 31, 2009 and 2010 and March 31, 2011 were liabilities of $1.5 million, $0.2 million and $0.9 million, respectively.

A hypothetical 10% adverse change in all exchange rates relative to the U.S. dollar would have reduced our income from continuing operations by $15.5 million in 2010.

Interest Rate Risk Management

We are exposed to interest rate risk on certain of our short-term and long-term debt obligations used to finance our operations and acquisitions. We have LIBOR-based and prime-based floating rate borrowings, which expose us to variability in interest payments due to changes in the reference interest rates. From time to time we use derivative instruments as hedges against the impact of interest rate changes on future earnings and cash flow.

In November 2008, we entered into pay fixed/receive LIBOR-based floating interest rate swaps to manage fluctuations in cash flows resulting from interest rate risk. In November 2010, our remaining interest rate swap agreements matured and were not renewed, such that there was no notional amount outstanding as of December 31, 2010.

As of December 31, 2010, we had $187.2 million of variable rate borrowings outstanding. Holding other factors constant, a hypothetical 1% increase in our borrowing rates would result in a $1.9 million increase in our annual interest expense based on our variable rate debt as of December 31, 2010.

BUSINESS

Overview

We are a leading global services company focused on serving the key participants in the wireless device industry: manufacturers, operators, retailers and enterprises. Our principal service is value-added distribution, but we also provide supply chain optimization services, retail services, government and VARs services and consumer services. We currently offer over 100 individual services in 51 countries and territories across six continents, and we intend to continue to innovate and add services that deliver value to our customers. These services help our customers generate additional demand for wireless devices and decrease the amount of time it takes to sell wireless devices to end users, which drives increased revenues and profits for our customers. We believe that our global presence, scale and position in the wireless device industry provide us with unique insights across the entire wireless device industry and enhance our ability to offer differentiated, value-added services to our customers.

We offer the following services:

•	Value-Added Distribution Services are provided to manufacturers of wireless devices and related accessories, operators, retailers and enterprises. Our services include (i) product distribution from manufacturer locations to the point of sale, (ii) manufacturing and assembly of mobile devices, (iii) channel development and management, where we assist a manufacturer to establish their brand in a new market, and (iv) marketing. Some examples of these services include selling wireless devices to customers; transporting wireless devices from a manufacturing facility to wireless specialized stores in another geographic region, managing the customs and importation process; preassembly of individual items into ready-to-ship kits, packing and programming of wireless devices in different languages; and managing sales and marketing activities for wireless devices at the point of sale. Over 90% of our revenue is derived from sales of wireless devices, a part of our value-added distribution services that operates on a high-volume, low-margin basis.

•	Supply Chain Optimization Services are provided to manufacturers, operators and retailers. Our services include (i) advising customers on what devices to stock, (ii) providing business intelligence, such as product demand and pricing trends, (iii) managing the distribution process (forward logistics) and (iv) managing inventory returns and the disposal of devices (reverse logistics). An example of these services is an operator utilizing our processes and tools to select and maintain its device portfolio and procure devices using our sourcing and business intelligence database and portal.

•	Retail Services are provided to manufacturers, operators, retailers and enterprises. Our services include (i) retail management outsourcing, where we help educate a retailer’s sales force on the different characteristics and capabilities of various wireless devices, (ii) merchandising and promotion management, where we select and purchase devices for promotions, market them at the optimum price and manage the returns process, and (iii) virtual inventory and multichannel services, where retailers can sell devices without having to stock them in their stores. Some examples of these services include operators using our services to run and staff their stores and kiosks, and mass retailers outsourcing the management of the sale of wireless devices to us.

•	Government and VARs Services are provided to governments and to enterprises through VARs. Our services include (i) acting as the master agent, where we activate wireless devices, (ii) providing a customized billing platform and (iii) distributing and selling software products. An example of these services is an organization using our standardized and consolidated billing platform, which we generate from multiple mobile carriers, to allow the organization to track employee usage of the devices and administer billing from a consolidated system.

•	Consumer Services are provided to end users through manufacturers, operators, retailers and enterprises. Our services include (i) handset protection insurance and extended warranty and (ii) device trade-in and buy back. An example of these services is an operator who offers our handset insurance services and extended warranty products to its customers.

We are a global organization supporting manufacturers, operators, retailers and enterprises and reach over 80,000 points of sale worldwide. Our customers are some of the leading companies in the wireless device industry. Among others, our customers include manufacturers such as RIM, Samsung, Motorola, LG and Nokia; operators such as America Movil, Iusacell, Telefonica, Movilnet and Telstra; retailers such as Best Buy, Walmart and Wireless Advocates; and enterprises such as PC Connection.

Manufacturers, operators, retailers and enterprises choose us because of our wireless expertise, global reach, scale and extensive distribution network consisting of more than 43,000 customers, including more than 200 manufacturers, 210 network operators, 12,000 retailers and 6,400 technology VARs. Our customers also choose us because of our track record of high quality service and execution, our proprietary technology and systems, the strength and capability of our professionals and our ability to create and tailor our portfolio of services, or innovate new ones, to our customers’ particular needs.

Our business is conducted in four geographic regions: (i) U.S./Canada; (ii) Latin America; (iii) Asia Pacific, Middle East and Africa (“APAC/MEA”); and (iv) Europe, through Brightstar Europe, our 50% owned joint venture with Tech Data. The first three regions are reported as geographic operating segments in our consolidated financial statements, and we include our share of income from Brightstar Europe in other income (expenses), net. See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

For the three months ended March 31, 2011, we generated revenue of $1.3 billion, Adjusted EBITDA of $48.5 million, net income of $18.6 million and Adjusted net income of $20.3 million as compared to revenue of $0.8 billion, Adjusted EBITDA of $15.6 million, net loss of $4.1 million and Adjusted net income of $6.7 million for the three months ended March 31, 2010. For the year ended December 31, 2010, we generated revenue of $4.6 billion, Adjusted EBITDA of $141.2 million, net income of $39.8 million and Adjusted net income of $60.6 million as compared to revenue of $2.7 billion, Adjusted EBITDA of $111.4 million, net income of $58.3 million and Adjusted net income of $58.7 million in the year ended December 31, 2009. For a reconciliation of Adjusted EBITDA and Adjusted net income to net income, see “Prospectus Summary — Summary Consolidated Financial and Other Data.” Our net income decreased from the year ended December 31, 2009 to the year ended December 31, 2010 primarily as a result of increased selling, general and administrative expenses, which were primarily driven by costs of increased staffing to support our growth. For more detail, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2010 Compared to Year Ended December 31, 2009.” See also “Risk Factors — Our business could be harmed by fluctuations in regional demand patterns and economic factors” and “Risk Factors — Our operating results vary frequently and significantly in response to seasonal purchasing pattern fluctuations.”

Wireless Device Industry Overview

The wireless device industry is large and growing, and encompasses an increasingly broad and complex array of wireless devices, including feature phones, smartphones, e-readers and tablets, and their related accessories. According to Gartner, mobile device revenue is estimated to grow from $168.1 billion in 2009 to $285.6 billion in 2015,1 representing a 9.2% CAGR, an estimate which excludes potential incremental growth from the increasing number of wirelessly connected or “activatable”

1  Gartner Inc.: Forecast: Mobile Devices, Worldwide, 2008-2015, 1Q11 Update. By Carolina Milanesi, Annette Zimmermann, Roberta Cozza, Anshul Gupta, Atsuro Sato, CK Lu, Tuong Nguyen and Hugues de la Vergne. 17 March 2011.

devices, such as tablets, e-readers, or gaming devices. The primary drivers of growth and increasing complexity are the rising number of wireless device users, a larger number of wireless device industry participants, greater levels of demand for data applications and mobile Internet access, and the emergence of a wide range of feature-rich wireless and other activatable devices with a broad mix of voice and data service plans and shortening product lifecycles. There are more than 700 operators globally, multiple network communications standards, various wireless device distribution channels and an increasing number of wireless device models with customized application functionalities for specific customers.

According to Gartner, approximately 1.2 billion wireless phones were shipped in 2009, a number which is expected to increase to approximately 2.4 billion in 2015,1 representing a 11.9% CAGR. The largest growth area is smartphones which, according to Gartner, is expected to grow from 172.4 million devices sold in 2009 to 1,104.9 million devices sold in 2015,1 representing a 36.3% CAGR. In addition, the number of activatable devices has increased significantly over the last few years with the introduction of tablets and e-readers. According to Gartner, tablet computer shipments are expected to grow from 17.6 million units in 2010, the first year for which Gartner industry data is available for tablet computer shipments, to 294.1 million units in 2015,2 representing a 75.6% CAGR. Moreover, total shipments of connected devices, such as consumer electronic products, are expected to grow from 65.5 million devices in 2009 to 409.3 million devices in 2015, representing a 35.7% CAGR, according to Gartner2.

A substantial portion of global subscriber growth has been driven by the prepaid wireless segment, which has become increasingly popular as customers are able to enjoy the benefits of a regular mobile handset without needing to commit to long-term network service contracts. The increased size and growth of the prepaid wireless segment has led to an increased use of retailers such as Best Buy and Walmart, as a more prevalent means for distribution to consumers in the U.S./Canada and Europe. We believe that this trend is likely to accelerate since retailers view wireless devices as an attractive product category that provides them with higher margin products. To date, the prepaid wireless segment has not been a primary driver of our growth.

Within developing markets such as Africa, Eastern Europe, Latin America, the Middle East and Southeast Asia, growth in the wireless device industry has been driven primarily by growth in new wireless subscribers. Given the emergence of more cost-effective means for ownership, such as prepaid wireless devices, consumers in developing markets are now able to purchase wireless devices more easily than before. We believe that as the number of wireless devices within developing markets continue to rise, the market opportunity for value-added distribution, supply chain optimization, retail, government and VARs and consumer services will continue to increase given the challenges associated with reaching these markets.

The proliferation of new technologies and wireless devices and the increasing speed of these new product introductions are resulting in the following key trends:

•	Manufacturers needing to introduce new wireless devices to the market at a faster rate;

•	Operators needing to meet customers’ demands for increased choice;

•	Retailers needing to efficiently sell an increasingly large and rapidly changing set of available devices; and

•	Enterprises needing to reduce the cost of and simplify the management of their wireless devices and monthly rate plans.

As new technologies are introduced, we believe manufacturers will look to providers of outsourced supply chain services for assistance with extending the reach of their products and services

2 Gartner Inc.: Forecast: Connected Mobile Consumer Electronics, 2008-2015, 1Q11 Update. By Carolina Milanesi; Roberta Cozza, Annette Zimmermann, Tuong Nguyen, Hugues de la Vergne and Jon Erensen. 1 April 2011.

globally. The market growth opportunity is therefore comprised of multiple elements and driven partly by overall industry growth and in part by the growing need of service providers within the wireless device industry.

Challenges Faced by Wireless Device Industry Participants

We believe each participant in the wireless device industry faces differing challenges and priorities. For example, manufacturers focus on selling devices to operators; operators focus on maximizing their ARPU, minimizing churn and growing their subscriber base; retailers focus on selling devices and plans to consumers; and enterprises focus on getting the wireless device and rate plan combination that is best suited to their end users’ needs. We also believe that these differing challenges and priorities will become more prominent given the accelerating pace of technological innovation, the number of new market participants and continued growth of the wireless device industry. We believe these challenges include:

Challenges faced by Manufacturers

•	Increasing need for faster product time-to-market;

•	Increasing number of distribution channels through which products are sold;

•	Increasing pressure on average selling price and wireless device margins;

•	Ability to accurately forecast consumer demand trends for wireless products;

•	Ability to reach a broadening set of consumers on a global basis;

•	Difficulties and costs associated with customization for specific markets;

•	Lack of local importation and manufacturing expertise in certain markets and geographies;

•	Ability to manage high return rates of products and reverse logistics, or the logistics associated with their returns; and

•	Ability to efficiently manage working capital.

Challenges faced by Operators

•	Ability to increase ARPU and maximize customer retention rate;

•	Ability to forecast demand for particular devices in different markets and geographies;

•	Higher subscriber retention costs arising from increasing handset subsidies and declining contract prices;

•	Complexity of distributing devices to customers in developing markets;

•	Growing complexity and rapid evolution of handset and activatable device offerings;

•	High degree of bargaining power of manufacturers, especially for smaller operators;

•	Ability to manage inventory levels and availability;

•	Ability to manage high product return rates; and

•	Need to achieve or maintain a high degree of customer satisfaction.

Challenges faced by Retailers

•	Ability to manage the increasingly complex wireless device category, which has not traditionally been a primary area of focus and which includes a broad array of wireless devices and multiple operator plans;

•	Need to efficiently manage working capital to mitigate inventory obsolescence;

•	Ability to drive strong sales and profit per square foot;

•	Ability to effectively manage inventory at retail locations;

•	Capacity to have updated information technology systems that are optimized for wireless activations;

•	Ability to accurately forecast consumer buying trends and determine the optimal overall product mix;

•	Need to react quickly to changing consumer preferences;

•	Need to offer differentiated products in the wireless product category in a highly competitive market;

•	Ability to hire, train and incentivize staff to sell and implement highly complex services like activation, particularly in low service retail environments; and

•	Need to execute retail strategy for the wireless product category, down to individual points of sale.

Challenges faced by Enterprises

•	Ability to manage the increasingly complex wireless device category, which includes a broad array of wireless devices and multiple operator plans;

•	Ability to manage activation of devices and selection of plans;

•	Ability to reconcile commissions and oversee commission management with operators;

•	Ability to manage subsidies;

•	Capacity to integrate systems into operator systems; and

•	Opportunity to access a broad portfolio of wireless devices at a competitive price.

The unmet needs and differing interests of these wireless device industry participants translate into growing opportunities for specialized providers of outsourced services who are a key participant in the wireless device supply chain.

Our Value Proposition for the Key Participants in the Wireless Device Industry

We provide a broad portfolio of innovative services that help our customers around the world optimize their wireless supply chains and better manage the ongoing complexity in the wireless device industry. Our ability to leverage our market information and expertise gives our customers valuable insight into their own wireless supply chains as well as real-time trends throughout the broader wireless device supply chain. We believe that our portfolio of services, which are designed to meet the needs of wireless device industry participants, coupled with our global infrastructure and scale position us to successfully serve all participants in the wireless device industry.

•	Manufacturers. We offer manufacturers a suite of services to help them move their products to market faster and to more locations around the world. We primarily help to generate demand and distribute products for manufacturers. Our global infrastructure, scale, local expertise, wireless expertise and business intelligence, distribution network and business relationships allow us to develop a broad array of customized services for our manufacturer customers. Our services enable them to focus on their core competencies and help extend their reach, optimize their inventory levels and further drive increased profitability and market share.

•	Operators. We provide operators with a comprehensive set of services to optimize their product selection and assist them in sourcing products at attractive pricing and meeting their delivery requirements in different markets. Our tools and services help operators improve the execution of their core business strategy, which is centered on managing the wireless customer’s experience and maximizing ARPU. This is particularly important as the operator’s success shifts from acquiring customers to generating the maximum amount of revenue from each customer, during the course of the customer relationship. For example, our tools allow operators to see profit per device in real-time, and allow them to make informed decisions about which products to subsidize, which products to market and which products to discontinue. Our solutions also allow for greater pricing visibility and improved demand forecasting, which help operators reduce the cost of device acquisition, improve inventory supply planning and product lifecycle management and ultimately enhance both profitability and end-user satisfaction.

•	Retailers. We provide retailers with services that improve the profitability and performance of their wireless device sales, both in-store and online. The wireless device category is complex to manage, with high working capital requirements, and increasingly short product lifecycles. Our services help retailers simplify management of this category, analyze consumer habits and trends and ensure that products which are in demand are delivered to specified retail locations within targeted timeframes, and sold at competitive prices, to maximize sales and profitability. We provide our retail customers with tools and information that facilitate their demand planning, inventory management, forecasting and product replenishment processes that allow retailers to maintain low inventory levels while meeting consumer demand. We also offer services that increase the speed at which wireless devices are sold. An example of the services we offer retailers is our virtual inventory program where retailers stock a small number of devices in-store but are provided access to a broad range of products through an in-store portal that facilitates orders being delivered within 24 hours to the consumer or retailer.

•	Enterprises. We provide small and medium businesses, enterprises, government organizations and each of their end users with access to cost-effective wireless voice and data communication devices through their preferred retailer or IT reseller. Our tools and services assist enterprises (through their IT reseller service providers) and consumers (through their retail environments) by simplifying the procurement, activation and administration of their wireless devices. Our tools allow organizations to view and administer their bills in a consolidated system to gain better insight into employee usage and behavior. Our automated activation portals enable organizations and consumers to seamlessly activate their devices quickly and without hassle. Our government and VARs and consumer services simplify the mobile experience for end users by enabling small and medium businesses, enterprises and government organizations to outsource many critical, but non-core, functions to us. In addition, our recent acquisition of eSecuritel, a leading provider of wireless handset protection and replacement services, will allow our customers to offer insurance and extended warranties to their customers thereby helping them increase customer satisfaction, drive customer loyalty and increase customer retention rate. eSecuritel provides cell phone and wireless products insurance services for more than 40 regional carriers and independent dealers in North America and to over 650,000 insured subscribers.

Our Competitive Strengths

Our key competitive strengths include:

•	Large, Global Services Provider for the Wireless Device Industry. We are present in 51 countries and territories on six continents and believe we have a leading global distribution infrastructure platform to support the wireless device industry. Our extensive experience, infrastructure, scale and local reach create a significant competitive advantage over regional competitors because we are able to decrease the delivery time of wireless devices and provide our customers with increased visibility into their supply chain. Our significant scale and geographic reach, together with our extensive customer relationships, would be difficult and costly to replicate.

•	Strong Relationships with Manufacturers, Operators, Retailers and Enterprises. We have relationships with over 200 manufacturers, 210 network operators, 12,000 retailers and 6,400 technology VARs, including some of the leading names in the wireless device industry. Some of our customers have been with us for over 10 years and we have been successful at both growing our customer base and growing the number of services we provide each of our customers. For example, we started offering value-added distribution services to one manufacturer in Latin America four years ago and now provide that manufacturer with services in the U.S., Europe and over 30 markets in the APAC/MEA region. Initially we offered only value-added distribution services to operators and retailers and now we provide a full suite of end-to-end services and solutions. Our position as a key participant in the wireless device supply chain and our extensive customer relationships, coupled with our wireless expertise, global footprint and scale, enable us to improve the efficiency of interactions among different participants in the wireless device supply chain, hence providing significant value for our customers.

•	Differentiated Services Offerings. We have been successful at leveraging our global infrastructure and our wireless device industry knowledge and data to provide customers with innovative, differentiated and targeted solutions. We launched our supply chain optimization, retail, government and VARs and consumer services based on key insight and knowledge from our distribution business, and work closely with our customers to create tailored services to meet our customers’ particular needs. As we add additional service offerings, we gain additional data and insight, thereby further increasing the value of our services to all the participants in the wireless device industry. By consistently delivering additional service offerings to our customers, we become part of our customers’ supply chains, creating stronger customer relationships. We believe this collaborative approach and our track record of quality service and execution creates loyal customer relationships.

•	Innovative Technology-Based Service Platform. Our technology-based service platform provides us with extensive real-time data across the wireless device supply chain and enables us to provide consulting services and tools to our customers for better decision making. Our technology has been developed internally over time and is designed to layer onto our customers’ own technology infrastructure. For example, our platform captures real-time supply chain data and device profitability metrics, which enables our customers to make better marketing and production decisions. Our information technology tools allow us to initiate a relationship with a customer on a targeted basis, with selected solutions, and enable us to expand our services to the customer over time. In addition, our information technology platform layers on top of our customers’ existing information technology infrastructure, which not only facilitates ease of implementation but also creates a fixture within that customer’s information technology organization.

•	Strategically Positioned to Anticipate Industry Opportunities. Our visibility into the wireless device supply chain allows us to anticipate and capitalize on profitable growth opportunities. Since our inception, we have successfully aligned our platform of services with attractive growth opportunities. Our distribution platform enabled us to identify and execute on a services opportunity in the APAC/MEA region, which allowed us to provide innovative services to operators in that region and subsequently across all our regions. Furthermore, we anticipated growth in the smartphone market and aligned ourselves with key manufacturers to take advantage of this growth. Our global business model enables us to leverage our learning and observations from one region to another to anticipate customer needs and associated business opportunities. Additionally, our participation across the wireless device supply chain and our diverse relationships within the wireless device industry, coupled with our global footprint, make us less dependent on any one area of the wireless device industry in any particular geography.

•	Innovative Culture and Management Team with a Successful Track Record. Our management team, led by our Chairman, Chief Executive Officer and largest stockholder, R. Marcelo Claure, has extensive industry experience. Our management team has developed a culture that emphasizes innovation, which has enabled us to grow and diversify our business and enhance the value proposition for our customers.

Our business is subject to a number of risks that could adversely affect our ability to capitalize on our competitive strengths and execute our strategy. These risks include: (i) an economic slowdown in any of the geographic regions that we serve or changes in regional consumer demand patterns, each of which could result in lower than anticipated demand for the products and services that we offer; (ii) reductions in the amount of products provided to us by our manufacturers due to the non-exclusive nature of our agreements with them, which could reduce the volume of products we are able to distribute to our customers and (iii) industry consolidation, competition, deregulation or technological changes that could reduce the degree to which participants in the wireless device industry rely on our services. In addition, over 90% of our revenue is derived from sales of wireless devices, a part of our value-added distribution services that operates on a high-volume, low-margin basis and, accordingly, any circumstances or events that affect our ability to source or subsequently sell wireless devices could have a significant impact on our revenues. Please see “Risk Factors” for a discussion of these and other risks that we face.

Our Strategy

We intend to be the leading global services provider for the wireless device supply chain. Key elements of our strategy include:

•	Continue to Expand our Services Offering. We intend to continue to leverage our global infrastructure, scale and strong customer relationships to expand our services offerings. For example, we recently acquired eSecuritel, which provides handset protection and replacement services. We intend to continue to utilize the visibility we have into the wireless device supply chain to identify challenges faced by existing and new customers and provide them with solutions that address their needs. We see significant opportunity for new services which we believe will provide significant value for our customers.

•	Expand into New Geographies. We intend to continue our disciplined approach to entering and penetrating new markets. We believe our exposure to the entire wireless device industry positions us to evaluate and pursue additional high growth geographies to further drive our growth and profitability. For example, we recently launched our services in Vietnam and Thailand and we are exploring opportunities in India and China.

•	Continue to Expand our Business with New and Existing Customers. We intend to leverage our broad array of services and expertise to continue to grow our business by increasing the number of services we provide to our existing customers. Furthermore, we believe there are many opportunities for us to develop new relationships with existing industry players whom we do not yet serve. Our industry is fragmented, which we believe presents us with many opportunities to expand our business and capture not only growth from underlying wireless device industry fundamentals, but also growth from increased market share.

•	Pursue Strategic Partnerships, Investments and Acquisitions. In addition to organic growth, we plan to pursue strategic partnerships, investments and acquisitions to expand our services offering as well as our geographic footprint. We will continue to evaluate investments and will pursue those that meet our specific criteria for size, growth and profit potential.

Our Geographic Footprint

We operate a large, global distribution infrastructure. We have operations in 51 countries and territories on six continents, and our business is conducted in four geographic regions: (i) U.S./Canada; (ii) Latin America; (iii) APAC/MEA; and (iv) Europe, through Brightstar Europe, our 50% owned joint venture with Tech Data. The first three regions are reported as geographic operating segments in our consolidated financial statements.

U.S./Canada

Our core services in U.S./Canada include value-added distribution, management of wireless device returns, management of the entire wireless device product offering for certain customers, supply chain management, product portfolio expansion and management using virtual inventory, activation services, in-store marketing, and handset protection and replacement. Our U.S./Canada operations are headquartered in Libertyville, Illinois. We also have a supply chain center in Cambridge, Massachusetts, and our newly acquired handset protection and replacement services business is located in Alpharetta, Georgia. We continue to expand our capabilities and service offerings through our technology, which supports automated serialized inventory management, enabling web and business to business fulfillment. We operate over 450,000 square feet of facilities and serve over 56,000 points of sale throughout the region.

Latin America

We operate in 20 countries and territories across this region, including Argentina, Brazil, Colombia, Mexico and Venezuela and we have 47 sales, distribution and assembly facilities that together serve more than 120 operators and 33,000 customers. Our core services in Latin America include value-added distribution, and management of the wireless device category for customers including demand planning and forecasting, and fulfillment and logistics, which includes freight management and customs clearance. We also provide marketing, new product introduction, reverse logistics and assembly services. We operate more than 675,000 square feet of facilities serving Latin America, and we have an assembly facility in Tierra del Fuego, Argentina which allows us to provide local production capability for our customers. In late 2009, the Argentinean government enacted a law which increased import taxes on all mobile phones imported into Argentina. This law incentivized mobile phone manufacturers, among others, to manufacture these devices in Argentina. Having an established manufacturing facility in Tierra del Fuego, Argentina, positioned us to serve many of these manufacturers, and our production and sale of mobile phones increased significantly. Revenues in Tierra del Fuego, Argentina, amounted to $23.9 million, $344.4 million and $97.2 million for the years ended December 31, 2009 and 2010 and the three months ended March 31, 2011, respectively. The Argentinean government may amend or repeal this import tax law at any time, which could reduce or eliminate the tax incentives for manufacturing mobile phones in Tierra del Fuego, Argentina and thus could reduce our revenues in the region.

APAC/MEA

We operate in 14 countries and six distribution centers in the APAC/MEA region serving countries including Australia, Hong Kong, Malaysia, New Zealand, Singapore, South Africa, Thailand, Turkey and Vietnam. We serve operators, retailers, dealers and agents at approximately 11,000 points of sale. Our core services in the region include supply chain planning, such as demand forecasting and inventory management, and wireless device management, which includes services such as lifecycle management which help our customers increase the speed at which devices as sold. We also offer a full range of value-added distribution services, strategic sourcing services which help our customers obtain wireless devices at competitive prices, and distribution channel management. We operate more than 350,000 square feet of facilities in the region and provide support to more than 4,500 customers, including 27 manufacturers. Our facilities are highly automated and our information technology capabilities include forecasting, supplier collaboration, procurement and supply chain planning.

Europe

We are a joint venture partner in Brightstar Europe, a joint venture company formed in 2007 and owned equally and controlled jointly by Tech Data and us. Brightstar Europe was formed for the purpose of directing and controlling the joint venture’s business, including the joint venture-related activities of wholly owned indirect subsidiaries (the “Tech Data affiliates”) of Tech Data. Brightstar Europe directs the joint venture-related business undertaken by the Tech Data affiliates and compensates them in respect of all costs incurred in carrying out the business of the joint venture. Brightstar

Europe bears all commercial and financial risks that arise for the Tech Data affiliates, to the extent that such commercial and financial risks relate to the business of the joint venture. In exchange for Brightstar Europe bearing all of the commercial and financial risks in relation to the joint venture’s business, the Tech Data affiliates pay Brightstar Europe an amount equal to the net profits arising from the operations of the joint venture’s business.

Brightstar Europe serves device manufacturers, operators and retailers in 15 countries, providing value-added distribution, supply chain optimization, retail, government and VARs and consumer services. In addition, Brightstar Europe has handset programming capabilities. Tech Data, on behalf of Brightstar Europe, has supply relationships with manufacturers including Acer, HP, LG and Samsung and key relationships with operators including O2, Telefonica and T-Mobile.

In addition to services for manufacturers, operators and retailers, Brightstar Europe recently launched services in Europe that enable VARs to sell wireless devices to small and medium businesses and consumers. Brightstar Europe leverages its knowledge and relationships with key participants in the wireless device industry to simplify the purchasing, provisioning and fulfillment of wireless devices for VARs. The services that Brightstar Europe provides to VARs include (i) operator management services; (ii) channel and merchandising services; and (iii) back office administrative services.

Our Services

We are an innovative global services company offering a broad range of services to our customers. Our services are categorized into value-added distribution, supply chain optimization, retail, government and VARs and consumer services.

We primarily act as a value-added distributor for manufacturers, operators, retailers and enterprises. Over 90% of our revenues are generated from our product distribution services and manufacturing and assembly services, which operate on a high-volume, low-margin basis. We also offer additional services which consist of (i) supply chain optimization services, (ii) retail services, (iii) government and VARs services and (iv) consumer services. On an aggregate basis, these services currently represent less than 10% of our revenues. However, we expect these additional services to become a larger portion of our revenue as we continue our focus on selling these higher margin services.

The table below highlights the sub-categories of services included within each of these main categories, each as described below.

Value-Added Distribution Services

We provide manufacturers, operators, retailers and enterprises with a comprehensive set of value-added distribution services, which fall into four main categories:

•	Product Distribution Services – We have over one million square feet of product distribution capacity, including primary facilities in Auckland, Hong Kong, Libertyville, Melbourne, Mexico City, Miami and Singapore. In addition, we have access to facilities in Europe which are owned or leased by our joint venture partner, Tech Data, but we do not own or lease any of these properties. Our inventory management is centralized and we collect real-time data on product shipments and inventory worldwide. We make arrangements with third-party shipping companies to ship on a just-in-time basis to our customers’ warehouse locations and to various points of sale throughout the geographic regions in which we operate. Shipping on a just-in-time basis enables our customers to minimize the amount of inventory they hold and only utilize what inventory is needed to fulfill customer demand.

•	Manufacturing and Assembly Services – We offer contract manufacturing capabilities to our customers for the manufacture of wireless devices using a “semi-knocked down” manufacturing process. This process involves the import/export of semi-complete parts of wireless devices that have been assembled to some degree. We provide full management of the production cycle from materials planning to final invoicing in this manufacturing process to provide our customers with tax advantages they can realize through local manufacturing. Examples of processes are: components receiving and incoming quality control, hardware assembly, hardware functional testing and verification, in-process and outgoing quality control, supplier development and quality management, product engineering, final customization, software control and inbound and outbound logistics. The wireless devices we assemble are designed by manufacturer customers and we perform manufacturing to their specifications.

•	Channel Development and Management – We help our customers sell their products in new geographic markets by helping them develop a market-entry plan, introducing them to local organizations, developing their brand and facilitating their product introduction and product management.

•	Marketing – We offer market profiling, market data trend analysis and business intelligence services in local markets. Our services also include providing marketing agency management, providing consumer promotions, creating promotional materials, providing point of sale support, training sales personnel and designing incentive and loyalty programs.

Supply Chain Optimization Services

We provide manufacturers, operators and retailers with a comprehensive set of supply chain optimization services that improve their ability to optimize the costs associated with purchasing wireless devices and selling them to customers. We offer these supply chain optimization services both on an integrated basis and through individual modules that address specific needs of our customers. Supply chain optimization services falls into five main categories:

•	Device Portfolio Management – We utilize our industry knowledge to provide our customers with up-to-date information on sales and pricing trends. For operators, we advise them on the optimal combination of wireless device, plan, price point, and geographic location. For retailers, we advise them on what devices to stock in their inventory.

•	Strategic Sourcing and Business Intelligence – We organize and lead collaborative planning and forecasting meetings for our operators and retailers. For manufacturers, we conduct performance reviews and use our proprietary supplier collaboration portal to track their performance. We also manage new product introductions and relationships with vendors including assisting our customers with their product placement, marketing and packaging.

•	Forward Logistics and Fulfillment – We use our proprietary serialized inventory management technology to manage wireless devices with specific serial numbers. We effectively assemble, warehouse, pack, kit and ship serialized wireless devices on behalf of our customers at high speed and with accuracy.

•	Inventory Management – We utilize demand planning (forecasting), demand and supply balancing and inventory replenishment processes and have developed tools to maximize device availability in the warehouse and customer stores while minimizing operational costs. Our unified order management portal provides real-time information on stock orders, availability and estimated arrival times, credit limits and payables. Our system also provides automatic replenishment to optimize inventory levels and ensure that wireless device inventories are stocked appropriately.

•	Reverse Logistics – We provide reverse logistics services, which include managing the returns of devices from the collection point back to an operations center for assessment and warranty validation. Reverse logistics services can be designed for asset recovery, exchange management, refurbishment and repair or disposal, all of which help our customers to reduce their costs.

Retail Services

We provide manufacturers, operators, retailers and enterprises with services to support the marketing, sales and differentiation of wireless devices at the point of sale. Our retail services are organized into three areas:

•	Retail Management Outsourcing – We help manage wireless devices for retailers by helping them select the right product mix, conducting promotions and managing pricing. Our services combine in-store training with our structuring performance incentives to achieve results by increasing sales force accountability. In some countries, retailers or operators use us to manage the complete wireless category within a store. In such situations, we choose the wireless devices to be sold in the store, we activate wireless services and we staff the wireless store within the retailer’s store, but the store itself is either owned or leased by the operator or retailer.

•	Merchandising and Promotion Management – These services are often referred to as in-store services whereby we provide retail store product placement diagrams (planograms), packaging, promotional displays as well as consulting services for the wireless product category. We also work with manufacturers and operators to create training programs that educate the sales teams at the point of sale.

Our services also include the audit of individual stores to assess product availability, merchandising and overall store set up, sales knowledge and education and the provision of in-store staffing for events or programs. This ensures that individual stores are set up and selling products in accordance with the objectives of the larger retail organization.

•	Virtual Inventory and Multichannel Services – Our proprietary virtual inventory system allows retailers to offer an “endless aisle” of products by providing the choice of an online catalog in store. We have a number of patent-pending technologies, including Serial on Demand technology for serialized wireless devices, which enable a customer to purchase a serialized wireless device online and have it activated and shipped directly to them. Our automation systems can select, reserve, pick and ship unique and serialized devices in real time.

We also offer inventory management so that retailers can offer a greater portfolio of products in their online stores without having to expand their inventory capabilities. The demand for this tool is growing as operators and manufacturers are increasingly seeking to create their own online stores.

Government and VARs Services

We provide governments and enterprises, through their VARs, with access to cost-effective wireless voice and data communication. Our tools and services help enterprises, through their information technology reseller service providers, and consumers simplify the procurement, activation and administration of their wireless devices. Our government and VARs services are organized into three areas:

•	Master Agent – We activate wireless devices on behalf of wireless carriers and assist with customizing device and rate plans that are more economical for the customer.

•	Customized Billing Platform – We provide a standardized and consolidated bill to the customer which tracks the sales and usage of wireless devices with multiple wireless carriers, which provides for more effective management of billing.

•	Software Sales and Distribution Services – We provide customers with wholesale prices for software products and accessories, including BlackBerry enterprise solutions, GOOD mobile messaging and third party applications. This enables the customer to procure mobile devices and software from a single source.

Consumer Services

We provide end users, through manufacturers, operators, retailers and enterprises, with services that simplify and enhance the wireless device activation experience. Our consumer services business is small today, however, we believe the business provides potential for considerable growth. Our consumer services are organized into two areas:

•	Device Insurance and Extended Warranty – We provide insurance and warranty services for wireless devices to consumers, who want to protect their increasingly sophisticated phones and mobile devices, and to operators and retailers, who seek ways to increase customer loyalty.

•	Device Trade-in and Buy Back – In June 2011, we began offering incentives to consumers to exchange or trade in their used devices at the point of sale.

We began providing device insurance and extended warranty services through eSecuritel, which we acquired in April 2011.

Other Services and Products

In addition to our five main categories of services, we periodically develop what we refer to as our “Idea to Consumer” products, which are consumer products designed to take advantage of new product opportunities that we identify. For example, we have developed the Avvio brand under which we design and manufacture wireless devices with an average selling price of under $50. We have developed a range of wireless telephones under both our proprietary Avvio brand (which are designed and manufactured to operate in regions for which fixed-line telephone service connectivity is prohibitively expensive or nonexistent) and under the Motorola brand pursuant to a licensing agreement.

We on occasion provide financing services to our customers on a limited basis for strategic reasons. For example, we recently provided a $12.0 million five-year term loan, bearing interest at a rate of 12.0% per annum, to one of our U.S.-based customers.

Suppliers and Customers

Our suppliers and customers include some of the most recognized names in the wireless device industry. We view manufacturers, operators, retailers and enterprises as our customers. We take asset ownership of devices on behalf of manufacturers and sell to operators, retailers and enterprises.

Among others, our customers include:

•	Manufacturers such as RIM, Samsung, Motorola, LG and Nokia.

•	Operators such as America Movil, lusacell, Telefonica, Movilnet and Telstra.

•	Retailers such as Best Buy, Walmart and Wireless Advocates.

•	Enterprises such as PC Connection.

Distribution Agreements

Our value-added distribution services comprised over 90% of our revenues in 2010. We distribute wireless devices either through global distribution agreements, tailored to a specific region by regional amendments, or directly through regional agreements. Typically, our distribution agreements grant us the non-exclusive right to distribute the manufacturer customers’ products and are subject to termination by the manufacturer subject to a short notice period. Most of our distribution agreements terminate on or before December 31, 2011, but automatically renew for successive one-year terms until the manufacturer customer gives notice within the applicable notice period. Our manufacturer customers typically have the right to immediately terminate our agreements if we fail to comply with certain obligations, such as compliance with local laws and the manufacturer customers’ code of ethics or if we experience bankruptcy, insolvency or a change of control. These agreements may also be immediately terminated if, after notice, we fail to make payment of our obligations to the manufacturer customer or if there is a default under any of our agreements with them (including the occurrence of an event or condition that would have a material adverse effect on our financial condition, business, assets or operations).

These agreements typically include territorial restrictions and limitations on the accounts we are permitted to serve. They also generally contain price protection clauses as well as minimum volume purchase requirements. Most of our distribution agreements require us to pay in U.S. dollars; however, some of these agreements require us, due to local legal requirements, to purchase in the currency of the country in which the manufacturer’s manufacturing facility or invoicing entity is located. Many of our distribution agreements grant us the right to purchase goods on trade credit, however our trade credit limit may be unilaterally reduced by the manufacturer customer if our financial condition deteriorates.

We also obtain in our agreements limited warranties regarding the repair or replacement of defective products from manufacturers which are then passed through to the end-users who purchase the products. We do not independently warrant the products that we distribute, although we do provide warranties for the wireless devices that we contract to manufacture and distribute as part of our Idea to Consumer business. Often we act as the intermediary for the receipt, inspection and delivery of the returned product to the supplier’s authorized repair centers for warranty servicing. We record a reserve for estimated warranty costs (related to fixed wireless devices) at the time of sale and periodically review and, if necessary, adjust this reserve to reflect actual experience. Historically, our warranty costs have not been significant.

Our agreements generally also contain provisions concerning indemnification and defense for claims of infringement of intellectual property rights, such as patents, copyrights and trademarks. In certain of our distribution agreements, we have agreed to indemnify the manufacturer for third party claims arising from the distribution of wireless devices and related accessories in a manner not expressly permitted by the manufacturer and the applicable network operator. In such agreements, we have also agreed to indemnify the manufacturer for third party claims of infringement of intellectual property rights arising in connection with the information or programs we furnish for use in wireless devices or the alteration of wireless devices and related accessories other than by the manufacturer. In certain of our other distribution agreements, we are indemnified by the manufacturer against third party claims for personal injury and damage to property arising out of product defects, subject to certain limitations. The majority of our distribution contracts include disclaimers of consequential damages to limit our liability for lost profits and consequential damages.

We generally distribute wireless devices to our operator and retailer customers through individual purchase orders, not supply contracts.

Services Agreements

As part of providing services to participants in the wireless device industry, we develop contractual relationships with a manufacturer, operator, retailer or enterprise customer for a multi-year period to provide services that are intended to lower the cost of the customer’s existing supply chains and improve working capital efficiency, among others. We have contracts for the provision of services with Telstra in Australia, Claró and TIM Celular in Brazil, Comcel in Colombia, Porta in Ecuador, CSL in Hong Kong, Iusacell and Telcel in Mexico, Telecom New Zealand, T-Mobile Puerto Rico, Telefonica in Latin America and Tracfone in the U.S., among others.

Our service contracts, which comprised less than 10% of our revenues in 2010, include services such as supply chain management, product lifecycle management, reverse logistics and strategic procurement. Services are selected based upon the specific business needs of each customer. Defining the scope of our services within the service contract enables us to define our obligations with specificity and establish our right to payment. Our services contracts typically have terms between one and five years and may be terminated by either party subject to a reasonable notice period. The majority of our service contracts include disclaimers of consequential damages to limit our liability for lost profits and consequential damages. In contracts where there are key performance indices, we are obligated to pay liquidated damages if we do not achieve the performance indices.

During the year ended December 31, 2010, our aggregate sales under numerous individual agreements with RIM, Samsung and Motorola accounted for approximately 38%, 19% and 12% of our revenue, respectively, and, during the three months ended March 31, 2011, accounted for 43%, 17% and 10% of our revenue, respectively. In addition, during the year ended December 31, 2010 and the three months ended March 31, 2011, sales to our top three customers accounted for 38% of our consolidated revenue, of which a group of companies affiliated with America Movil in the aggregate accounted for 23% and 24%, respectively, of our consolidated revenue. See “Risk Factors — Risks Related to Our Business — We depend on a limited number of manufacturer customers to provide us with competitive products at reasonable prices and of good quality.”

Sales and Marketing

As of March 31, 2011, we had approximately 400 employees dedicated to sales and marketing activities. As a general matter, we have local operations teams dedicated to particular geographic regions and customers. In Latin America, a substantial majority of our sales and marketing activities are conducted through our local offices in order to maintain direct relationships with our customers. We augment our local sales forces with a centralized sales and marketing team that works out of our Miami headquarters. Our Miami-based sales and marketing team also serves customers in locations outside of the United States where we do not have a local presence.

In the United States, our sales and marketing teams are organized to support the designated channels we serve, specifically operators, retailers, independent agents, local operators, dealers and resellers. Our sales teams consist of employees with specific, relevant experience in the channels they serve. Sales resources for operators are generally decentralized and located regionally across the United States in order to maintain closer contacts with their customers. Sales resources for retailers and enterprises are generally centrally staffed in order to facilitate customer service and increase operating efficiencies. Our marketing staff supports sales channels as well as new business activities and corporate branding initiatives.

We regularly develop and implement marketing programs and strategies in order to support our sales associates and to assist them in differentiating our product and service offerings and facilitating their sales. Most of our new sales are generated through direct sales efforts. However, we also conduct marketing activities on a regional basis, enabling our efforts to be tailored to the customers on which we focus. We market our products and services through a variety of methods, including: market research, advertising, customer events, trade shows and conventions, public relations, direct mail, electronic communications and customer relationship management programs that serve as loyalty programs, rewarding customers for maintaining relationships with us. A large portion of our marketing activities are funded through marketing development programs or cooperative advertising funds that we receive from certain manufacturers in order to support sales of their products. We use these funds for our marketing initiatives and to procure and distribute product support materials for use at our customers’ various points of sale.

Competition

Due to the diversified nature of our services offerings, we face competition from different companies in different parts of our business and in our different geographies. For example, companies that offer services to the participants in the wireless device industry include management consulting firms such as Accenture, which provide advice on improving their customers’ supply chain management; information services businesses such as IBM, whose products are integrated into their customers’ supply chain; software companies such as Oracle, which develop software for mass use; and logistics services providers, such as UPS, DHL and FedEx. We compete on the basis of market expertise, visibility into the supply chain, customized technology, geographic coverage and price.

For distribution services, most handset deliveries are made by manufacturers selling directly to operators. However, we expect the trend among most large manufacturers to increase their use of distribution partners to continue, especially when entering emerging markets. We believe that our market is highly fragmented due to: (i) manufacturers going direct in many large developed markets and (ii) the non-concentrated nature of distribution in most developing markets (outside of Latin America) where smaller distributors collectively control significant volume.

While our main competitors for distribution services are manufacturers that sell their products directly to operators or retailers, our most significant direct competitor in the distribution services market is Brightpoint, Inc. We also compete with local distributors in many of the regions in which we operate, such as 20/20, a regional distributor in Europe.

As we enter new service categories we will encounter new competitors. For example, with the addition of our handset protection and replacement services we now compete with Asurion and Assurant in the United States.

Information Systems

We have developed and implemented information systems designed to increase the efficiency of our operations and to provide information across all areas of our business. We use web-based solutions for purchasing, inventory, returns management and customer reporting through a combination of off-the-shelf software and internally developed applications. Our systems are designed to deliver critical and time-sensitive commercial, financial and market information that help provide transparency internally and allows efficient information exchange between our customers and us.

We currently operate on two operating platforms, one based on Oracle’s EnterpriseOne ERP and one on Microsoft Dynamics SL. In addition, we have proprietary applications that are integrated into our enterprise platform via proprietary and Microsoft middleware. Hyperion is used as our central financial reporting business intelligence application and is integrated with all of our operations worldwide. A critical component of our information system infrastructure is our serialization technology which we use to track serialized inventory across our supply chain. This technology significantly reduces data errors associated with serialized inventory, enables us to efficiently move millions of serialized components with greater accuracy, and also delivers real-time information relating to sales, inventory and fulfillment activities.

We employ various security measures and backup procedures to protect our internal and our customers’ data against unauthorized access, use, or loss. Information access is controlled through the use of passwords, firewalls and virtual private networks. Additionally, we protect our internal and customer’s data at our corporate headquarters’ operations by relocating our data center and managed back-up processes to off-site facilities. As of March 31, 2011, we had approximately 260 full-time employees providing information technology services for all aspects of our business operations.

Regulation

Our global business is impacted significantly by government regulations in the areas of customs and importation. We conduct import and export operations in 51 countries and territories around the world. Any instance of non-compliance with the customs and importation regulations could result in fines and penalties and seizure of the products. In Argentina, we are entitled to certain tax exemptions, provided we meet specified performance, investment and labor requirements. We believe we are currently in compliance with these requirements. Other than as disclosed above, we do not need governmental approval for the principal products or services that we provide.

Like other U.S. companies, we are subject to the FCPA, which prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business. We are also subject to applicable anti-corruption laws in the jurisdictions in which we operate.

Intellectual Property

We do not rely significantly on any intellectual property, particularly not on any registered intellectual property items. We do, however, rely on certain trade secret and copyright laws to protect our proprietary knowledge, particularly our business methods, database of customers and manufacturers, and business terms such as pricing. We regularly enter into non-disclosure and non-competition agreements with our key employees and seek, to the extent practicable, to restrict access to our trade secrets and other proprietary information. Brightstar and its logo are our trademark and service mark, and we market certain products and services under such marks. Brightstar and its logo are registered in the United States and in various Latin American countries, including Argentina, Dominican Republic, Ecuador, El Salvador, Peru and Venezuela. We have other trademarks, such as Avvio and Brightime that are registered in Latin American countries but are not registered in the United States. We cannot give any assurance when, or if, such marks will become registered in the United States. We possess two patents relating to packaging and tracking of wireless devices.

Employees

As of March 31, 2011, we had approximately 3,400 employees, of which

•	18% were located in the United States and Canada;

•	63% were located in Latin America;

•	19% were located in APAC/MEA; and

In some of our operations, we from time to time use a temporary workforce hired through employment agencies to perform principally light assembly, kitting and similar tasks. While our work force generally has had low turnover, the use of temporary labor provides us with staffing flexibility that supports peak demand periods.

We are subject to various regulatory and contractual restrictions governing our relationships with employees in the United States and in other countries throughout the Americas. We are generally not subject to collective bargaining or labor agreements, except that in Argentina, Brazil, Ecuador, Mexico and Venezuela, we have labor agreements with our employees as required by local law. We believe that our relations with our employees are satisfactory.

Properties

We lease most properties that we presently use, except for a parcel of real property in Tierra del Fuego, Argentina purchased in 2005 where we maintain an assembly facility. In addition, we recently purchased properties in Venezuela that we lease to tenants as a hedge against our exposure to the political and financial risks of operating in Venezuela. See “Risk Factors — Risks Related to Our Business — We conduct a substantial amount of business in Venezuela.” Our corporate headquarters, located in Miami, Florida occupy 61,053 square feet of office space. Our facilities in Libertyville, Illinois are certified under ISO 9001:2000, which is a set of standards published by the International Standardization Organization used to document, implement and demonstrate quality management and assurance systems. As of March 31, 2011, we operated over 70 offices and facilities in 51 countries and territories.

The following table summarizes our leased properties as of March 31, 2011:

Region	Location	Square Feet

U.S./Canada	5 facilities in the United States (Libertyville, Miami and Cambridge)	455,540
Latin America	47 facilities in or serving Latin America, including Miami Distribution Center	686,076
	(Argentina, Bolivia, Brazil, Chile, Colombia, Dominican Republic, Ecuador, Guatemala, Mexico, Paraguay, Peru, Puerto Rico, Uruguay and Venezuela)
APAC/MEA	24 facilities in the APAC/MEA Region	362,657
	(Australia, Hong Kong, Malaysia, New Zealand, Nigeria, South Africa, Vietnam, Thailand and Singapore)

Environmental Matters

Our properties and operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, which overall have become more stringent over time. Under some environmental laws, current or previous owners or operators of real property can be held liable for contamination even if they did not know of and did not cause the contamination. Environmental laws may also impose liability on any person who disposes of, or arranges for the disposal of, hazardous substances, regardless of whether the disposal site is owned or operated by such person. Although we do not currently anticipate that the costs of complying with environmental laws and regulations will materially adversely affect us, we could incur significant costs or liabilities in the future due to the discovery of new facts or conditions at our properties or at third-party locations, changes in environmental laws or other developments.

Legal Proceedings

We are from time to time a party to various litigation matters incidental to the conduct of our business. See Note 14 to our consolidated financial statements included elsewhere in this prospectus. However, we do not believe any of the legal proceedings disclosed in Note 14 is material to us.

Corporate History

Brightstar Corp. was founded by our Chairman and Chief Executive Officer, R. Marcelo Claure, and David Peterson in October 1997. In June 2007, Lindsay Goldberg acquired an interest in us by purchasing shares of our Series D Redeemable Convertible Preferred Stock.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of March 31, 2011:

Name	Age	Position

R. Marcelo Claure	40	Chairman and Chief Executive Officer
Dennis J. Strand	50	Executive Vice President, Chief Financial Officer and Director
Michael J. Cost	46	Global Chief Operating Officer and Director
Oscar J. Fumagali	57	Chief Treasury Officer and Director
Rod J. Millar	41	President, Brightstar Europe
Arturo A. Osorio	41	President, Brightstar APAC/MEA
Oscar A. Rojas	44	President, Brightstar Latin America
Rafael M. de Guzman III	38	Vice President of Strategy and Director
Steven I. Bandel	58	Director
Charles H. Fine	54	Director
Alan E. Goldberg	56	Director
Lance L. Hirt	43	Director
Robert D. Lindsay	56	Director
Thomas J. Meredith	60	Director
Andrew S. Weinberg	37	Director

R. Marcelo Claure became our Chairman and Chief Executive Officer in 1997. Prior to launching Brightstar, Mr. Claure was active in the expansion of the U.S. telecommunications market through a number of entrepreneurial endeavors. He held an executive position at Unplugged Communications, a company engaged in the distribution and activation of wireless products. He also served as President of Small World Communications, and was President of Cellular Solutions, a successful wireless retailer in the northeastern United States. Mr. Claure holds a B.S. in economics and finance from Bentley College in Massachusetts. He also received an honorary doctorate degree in commercial science from Bentley University, and an honorary doctorate degree from the Universidad Tecnica Privada de Santa Cruz (UTEPSA). Mr. Claure’s experience as president of a global company provides the board of directors with expertise in corporate leadership, financial management and strategy development.

Dennis J. Strand became our Executive Vice President, Chief Financial Officer and director in November 2007. Prior to joining Brightstar, Mr. Strand spent more than 20 years in corporate finance during his tenure at Motorola, having served most recently as Senior Vice President of Finance for Motorola’s Mobile Device Business from 2002 to 2007. Prior to this role, Mr. Strand lived in Europe and was Vice President of Finance in Motorola’s Mobile Device Business in EMEA (Europe, Middle East, and Africa), and prior to that he was Vice President of Finance for the Americas. Mr. Strand holds an M.B.A. in international finance from DePaul University and a B.S. in business administration from the University of Wisconsin — Whitewater. Mr. Strand provides our board of directors with industry expertise, oversight on financial matters and global strategic experience.

Michael J. Cost became our Global Chief Operating Officer in September 2009, having previously served as the President and Chief Operating Officer of Brightstar US from 2007 to 2009. Mr. Cost became a director in 2007. Prior to joining Brightstar, Mr. Cost was the Chief Operating Officer of Pantech Wireless, Inc. for the U.S. and Canada from 2006 to 2007. Prior to joining Pantech Wireless, Mr. Cost served in leadership roles in product and supply chain management for Cingular Wireless from 2000 to 2006. Mr. Cost holds a B.S. in law, criminal justice, and psychology from Middle

Tennessee State University. Mr. Cost contributes significant industry experience and operational expertise to our board of directors.

Oscar J. Fumagali became our Chief Corporate Treasurer in November 2007, having previously served as our Chief Financial Officer from 2001 to 2007. Mr. Fumagali became a director in 2003. Prior to joining Brightstar, Mr. Fumagali served for five years as Chief Financial Officer for a major division of Watsco, Inc. Prior to that, Mr. Fumagali was the Controller and Director of Business Planning with a division of PepsiCo. Mr. Fumagali holds a B.S. in industrial and systems engineering from Georgia Institute of Technology and an M.B.A. from Florida Atlantic University. Mr. Fumagali’s experience adds senior leadership, financial analysis skills and strategic development expertise to our board of directors.

Rod J. Millar became our President of Brightstar Europe in April 2007. Prior to joining Brightstar Europe, Mr. Millar was managing director for the largest mobile distributor in the UK, 20:20. Prior to his role at 20:20, Mr. Millar spent eight years at Thomson Directories, a yellow page directory company in various progressive roles including general management.

Arturo A. Osorio became our President of Brightstar APAC/MEA in June 2009, having previously served as our Chief Financial Officer for Asia Pacific from 2007 to 2009. In August 2010, Mr. Osorio’s region was expanded to include the Middle East and Africa. Mr. Osorio has over twenty years of experience in the information technology and telecommunications industries, and extensive international experience through previously held positions in Europe, the United States and Latin America. Prior to joining Brightstar, Mr. Osorio was Vice President for the Latin American division of Intershop, a German software company. Mr. Osorio holds an Executive M.B.A. from the University of Melbourne in partnership with the Kellogg School of Management from Northwestern University.

Oscar A. Rojas became our President of Brightstar Latin America in August 2010. Prior to joining Brightstar, Mr. Rojas spent more than 17 years at Motorola, having most recently served as the Corporate Vice President of Motorola’s Enterprise Mobility Solutions for the Latin America and Caribbean region. Prior to this role, Mr. Rojas served as Vice President and General Manager of Motorola’s Government & Commercial Markets Division for the Latin America and Caribbean region, and prior to that he held the role of Director & General Manager of Motorola’s Mobile Devices business for Latin America North covering the Andean, Caribbean and Central America regions. Mr. Rojas holds a Bachelor’s degree in computer science from Universidad Simon Bolivar in Caracas, Venezuela, and an M.B.A. from Carnegie Mellon University.

Rafael M. de Guzman III became our Vice President of Strategy in June 2010 and has served as our Chief of Staff since April 2007, having previously served as the business manager of our high growth markets business development team from 2006 to 2007. Mr. de Guzman became a director in 2008. Prior to joining Brightstar, Mr. de Guzman completed his J.D. at the University of Miami in December 2005. From April 2002 to August 2003, Mr. de Guzman was Business Development Manager at Desgrippes Gobe, now Desgrippes & Laga, a global brand strategy and design firm. Prior to working at Desgrippes Gobe, Mr. de Guzman spent approximately four years working at a number of brand and communications firms in various roles, including management. In addition to his J.D. from the University of Miami, Mr. de Guzman holds a B.A. in history from Princeton University. Mr. de Guzman III is able to provide our board of directors with business development experience and corporate operational knowledge due to his various executive roles within the company.

Steven I. Bandel became a director in 2006. Mr. Bandel is the Co-Chairman and Chief Executive Officer of the Cisneros Group of Companies, a privately held media, entertainment, telecommunications and consumer products organization, since 2009. Prior to that, Mr. Bandel served as the Executive President and Chief Operating Officer of Cisneros from 2000 to 2009. Prior to 2000, Mr. Bandel served in various other positions within Cisneros, including Chief Financial Officer, President of Multimarket, the Group’s former investment bank, Vice President of Finance for the Communications Division, Director Assistant to the Chairman and Chief Executive Officer, Vice President of Finance for the Information Technology Division and New Business Development Manager. Mr. Bandel currently serves as a director of Claxson Interactive Group, and previously he served as a director of Directv Latin America, LLC from 2003 to 2007 and of America Online Latin America, Inc. from 2000 to 2005. Mr. Bandel holds an M.B.A. from the Institute of Advanced Management Studies in Venezuela and received his B.S. in electronic and electrical engineering from Stevens Institute of Technology. Mr. Bandel adds management expertise, merger and acquisition experience and an international telecommunication background to our board of directors.

Charles H. Fine became a director in 2008. Professor Fine teaches operations strategy and supply chain management at the Sloan School of Management of the Massachusetts Institute of Technology (MIT). He has taught at MIT since 1983 and received tenure in 1991. Professor Fine also serves as co-director of a new executive education program, Driving Strategic Innovation, which is a joint venture between the MIT Sloan School of Management and IMD in Lausanne, Switzerland. Professor Fine holds a Ph.D. in business administration (decision sciences) from Stanford University, an M.S. in operations research from Stanford University, and an A.B. in mathematics and management science from Duke University. Mr. Fine brings senior leadership, academic and strategic expertise to the Board from his long tenure teaching at MIT.

Alan E. Goldberg became a director in 2007. Mr. Goldberg co-founded Lindsay Goldberg in 2001 and currently serves as a Co-Managing Partner. Mr. Goldberg holds a J.D. from Yeshiva University, an M.B.A. from the New York University Graduate School of Business and a B.A. in philosophy and economics from New York University. Mr. Goldberg is a director of FAPS Holdings, Inc., Maine Beverage Company, LLC, PL Olefins LLC, Continental Energy Systems LLC, Intermex Holdings, Inc., The Brock Group, Inc., Rosetta LLC, PL Propylene LLC, RECON Holdings III Inc., Ambulatory Services of America, Inc., Crane & Co., Inc., Scandza AS, PSC, LLC, Panadero Aggregates Holdings, LLC, Aviv REIT, Inc. and Pacific Architects and Engineers Incorporated. He also serves as a Trustee of Yeshiva University. Mr. Goldberg served as a director of EnergySolutions, Inc. from 2005 until 2008. Mr. Goldberg was selected to serve on our board of directors due to his significant investment experience and business judgement.

Lance L. Hirt became a director in 2007 and is the compensation committee chairman. Mr. Hirt is a partner at Lindsay Goldberg, which he joined in 2003. Mr. Hirt received his M.B.A. and J.D. from Harvard University and graduated from Yeshiva College with a B.A. in economics. He currently serves as a director of PL Olefins LLC, Brock Holdings, Inc., PL Propylene LLC, RECON Holdings III Inc., Scandza AS, PSC, LLC, Trygg Pharma Holding AS and Panadero Aggregates Holdings, LLC. He also serves as a Trustee of Yeshiva University in New York City. Mr. Hirt served as a director of EnergySolutions, Inc. from 2005 until 2009. Mr. Hirt was selected to serve on our board of directors due to his expertise in business strategy and mergers and acquisitions.

Robert D. Lindsay became a director in 2007. Mr. Lindsay co-founded Lindsay Goldberg in 2001 and currently serves as a Co-Managing Partner. Mr. Lindsay holds an M.B.A. from Stanford University and a B.A. in English and American literature and language from Harvard College. He is President and Chief Executive Officer of Bessemer Securities LLC as well as a director of The Bessemer Group, Incorporated and its subsidiary banks, including Bessemer Trust Company, N.A. Mr. Lindsay serves as a director of Pike Electric Corporation, FAPS Holdings, Inc., Maine Beverage Company, LLC, PL Olefins LLC, Continental Energy Systems LLC, Intermex Holdings, Inc., The Brock Group, Inc., Bell Nursery Holdings, LLC, Rosetta LLC, PL Propylene LLC, Ambulatory Services of America, Inc., Crane & Co., Inc., Scandza AS, PSC, LLC, Panadero Aggregates Holdings, LLC, Aviv REIT, Inc. and Pacific Architects and Engineers Incorporated. He also serves as a Trustee of the Cold Spring Harbor Biological Laboratory and St. Paul’s School in Concord, New Hampshire. Mr. Lindsay served as a director of EnergySolutions, Inc. from 2005 until 2008. Mr. Lindsay was selected to serve on our board of directors due to his significant investment experience and business judgment.

Thomas J. Meredith became a director in 2010 and is the audit committee chairman. Mr. Meredith is a co-founder and general partner of Meritage Capital, L.P., an investment management firm specializing in multi-manager hedge funds. He is the chief executive officer of MFI Capital, the Meredith family’s private investment arm. Mr. Meredith has served as acting Executive Vice President and Chief Financial Officer of Motorola, Inc. from 2007 to 2008, and he was Managing Director of Dell

Ventures and Senior Vice President of business development and strategy of Dell Inc. from 2000 to 2001, and Senior Vice President and Chief Financial Officer of Dell from 1992 to 2000. Prior to joining Dell, Mr. Meredith served as a Vice President and Treasurer at Sun Microsystems, Inc. He currently serves on the board of directors of Motorola Mobility, Bazaarvoice, and The Nature Conservancy. Mr. Meredith is an adjunct professor at the McCombs School of Business at the University of Texas. He also serves on the advisory board of the LBJ School of Public Affairs at the University of Texas. Mr. Meredith holds a J.D. from Duquesne University, an LL.M. in taxation from Georgetown University, and a B.A. in political science from St. Francis University. Mr. Meredith brings extensive industry experience having served as an executive at Motorola. In addition, Mr. Meredith’s former experience as Chief Financial Officer of Motorola qualifies him as an “audit committee financial expert” under Securities and Exchange Commission, or the SEC, guidelines.

Andrew S. Weinberg became a director in 2007 and is the strategy committee chairman. Mr. Weinberg served as our Chief Strategy Officer from 2009 to 2011 and as our Chief Operating Officer from 2008 to 2009. Mr. Weinberg is a partner at Lindsay Goldberg, which he joined in 2003. Mr. Weinberg holds an M.B.A. from Stanford University, and an A.B. in Economics and History from Dartmouth College. He currently serves as a Director of PL Olefins LLC, The Brock Group, Inc., PL Propylene LLC, RECON Holdings III Inc., Scandza AS, PSC, LLC, and Trygg Pharma Holding AS. Mr. Weinberg served as a director of EnergySolutions, Inc. from 2005 until 2009. Mr. Weinberg was selected to serve on our board of directors due to his senior leadership, strategic and merger and acquisition expertise.

Board Composition

Our board of directors currently consists of 13 members, and we have two vacancies. Pursuant to our Fourth Amended and Restated Stockholders’ Agreement, and subject to certain limitations, Mitsui & Co., Ltd. is entitled to designate one director for election to the board, Lindsay Goldberg is entitled to designate four directors for election to the board and N&P Holdings, Limited Partnership, is entitled to designate the remainder of the directors for election to the board, provided that the board shall consist of no more than 15 members. Messrs. Weinberg, Goldberg, Hirt and Lindsay are designees of Lindsay Goldberg. No designee of Mitsui & Co., Ltd. currently sits on the board. N&P Holdings, Limited Partnership has designated the remainder of the board. Following this offering, these provisions of the Fourth Amended and Restated Stockholders’ Agreement will no longer be in effect. See “Certain Relationships and Related Party Transactions — Stockholders’ Agreement.”

We will avail ourselves of the controlled company exception provided under the Nasdaq Stock Market rules. A controlled company need not comply with the applicable Nasdaq Stock Market rules requiring its board of directors to be comprised of a majority of independent directors. A “controlled company” under the Nasdaq rules is a company of which more than 50% of the voting power for the election of directors is held by a single stockholder or group of stockholders. Upon completion of this offering, Mr. Claure will beneficially own all of our outstanding Class B common stock, representing     % of the voting power for directors and     % of the total economic ownership. Because Mr. Claure will beneficially own more than 50% of the voting power for the election of our directors immediately following this offering, we will qualify as a “controlled company” under the Nasdaq Stock Market rules. Following the consummation of this offering, we intend to have at least three independent directors. In the event that we are no longer a controlled company, we will be required to have a majority of independent directors on our board of directors, subject to a phase-in period during the first year we cease to be a controlled company.

Following this offering, we anticipate that the board will be divided into three classes, with each class having a staggered three-year term.           and           are our Class I directors and their term expires in 2012.           and           are our Class II directors and their term expires in 2013.           and           are our Class III directors and their term expires in 2014. The           additional independent directors will be Class II and III directors, respectively. One class of directors will be elected annually. Each of our directors will hold office until his or her successor has been duly elected and qualified. Each of our officers serves at the discretion of the board, subject to the terms of any applicable employment agreement.

Board Committees

Audit Committee

Our Audit Committee will assist our board of directors in its oversight of our internal audit function, the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence, and the performance of our independent registered public accounting firm.

Our Audit Committee’s responsibilities will include, among others:

•	reviewing the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracking management’s corrective action plans where necessary;

•	reviewing our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and an independent registered public accounting firm;

•	reviewing our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	appointing annually our independent registered public accounting firm, evaluating its independence and performance, determining its compensation and setting clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the Audit Committee are expected to be          ,           and          . We expect our board of directors to determine           to be independent under the SEC and Nasdaq Stock Market rules. The SEC and Nasdaq Stock Market rules require that each issuer has an audit committee of at least three independent members. The SEC and Nasdaq Stock Market rules allow an issuer to phase-in, in connection with an initial public offering, the number of directors on the audit committee as well as the independence of such directors. Under the initial public offering phase-in, at the time of listing, the audit committee must have at least one member, and that member must be an independent director (as defined in the SEC and Nasdaq Stock Market rules) and must meet the Nasdaq audit committee financial expert requirement at the time of the listing. Within 90 days after listing, the audit committee must have at least two members, and a majority of the members of the audit committee must be independent. Within one year after listing, the audit committee must have at least three members, all of whom must be independent. In addition, each member of the audit committee is required to be financially literate at the time such member is appointed and at least one member of the audit committee must meet the requirements for an audit committee financial expert under SEC rules.           qualifies as an “audit committee financial expert” as term is defined under the SEC rules. We will modify the composition of our audit committee as required to comply with the Nasdaq Stock Market and SEC rules.

Nominating and Corporate Governance Committee

We anticipate that          ,           and           will serve on the Nominating and Corporate Governance Committee. As long as we are a controlled company, we are not required to maintain a nominating and corporate governance committee comprised of independent directors, however, we expect that all members of the Nominating and Corporate Governance Committee will be independent upon the consummation of this offering. Our Nominating and Corporate Governance Committee’s responsibilities will include, among others:

•	making recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advising the board with respect to the corporate governance principles applicable to us;

•	overseeing the evaluation of the board and management;

•	reviewing and approving in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

•	establishing guidelines or rules to cover specific categories of transactions.

Compensation Committee

The members of the Compensation Committee are Lance L. Hirt (Chair), R. Marcelo Claure, Steven I. Bandel, Thomas J. Meredith, and Andrew S. Weinberg. As long as we are a controlled company, we are not required to maintain a nominating and corporate governance committee comprised of independent directors, however, we expect that all members of the compensation committee will be independent upon the consummation of this offering. Our Compensation Committee will assist our board of directors in the discharge of its responsibilities with respect to the compensation and benefit plans and programs of the Corporation’s executive officers.

Our Compensation Committee’s responsibilities will include, among others:

•	Review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluate our performance in light of those goals and objectives, and set the compensation of the Chief Executive Officer and other executive officers based on such evaluations.

•	Review and make recommendations to the board of directors with respect to director compensation.

•	Administer the issuance of stock options and other awards under our equity plans.

•	Review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Strategy Committee

The Strategy Committee participates with management in the development of the Company’s strategy and monitors the implementation of the Company’s strategy. In addition, this Committee provides advice and counsel to management on mergers and acquisitions, capital management, and financial risk tolerance. Andrew S. Weinberg, Thomas J. Meredith and Steven I. Bandel will serve on the committee.

Compensation Committee Interlocks and Insider Participation

During fiscal 2010, our Chairman and Chief Executive Officer, Mr. Claure, served on our compensation committee. Mr. Weinberg has served as our Chief Strategy Officer from 2009 to 2011 and served as our Chief Operating Officer from 2008 to 2009. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of another entity whose executive officers served on our board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officer Compensation

This compensation discussion and analysis describes the key elements of our executive compensation program for 2010. For our 2010 fiscal year, our named executive officers (“NEOs”) were:

Name	Title

R. Marcelo Claure	Chairman and Chief Executive Officer
Dennis J. Strand	Executive Vice President and Chief Financial Officer
Oscar A. Rojas	President Brightstar, Latin America
Arturo A. Osorio	President Brightstar, APAC/MEA
Michael J. Cost	Global Chief Operating Officer

This compensation discussion and analysis, as well as the tables following this narrative, are based on our current plans and expectations regarding our future compensation programs. Actual compensation programs that we adopt following this offering may differ from the programs summarized below.

Executive Summary

Our compensation programs in 2010 consisted of base salary, annual incentives and other benefits. Although we have historically awarded long-term, equity-based incentives to our executives and key employees, only Mr. Rojas, who joined the company on August 23, 2010, received a long-term incentive award in 2010. In connection with the commencement of his employment, Mr. Rojas was granted a long-term incentive award consisting of 220,000 stock options.

We are in the process of reviewing, and making enhancements to, the design and governance of our compensation programs. These enhancements include identifying a peer group to be used for benchmarking purposes, articulating our compensation philosophy, re-designing our annual incentive program, and developing a long-term incentive program to deliver equity upon this offering and for future awards. In early 2011, the Compensation Committee engaged a third-party consulting firm, Towers Watson (the “Consultant”), to assist with this process.

Overall Compensation Philosophy

We have implemented a compensation program designed to support our philosophy. At its core, the program will be market-based and performance-oriented. We believe compensation should be based on quantitative factors, such as how well we have attained our net income goals, the operating income of our divisions, and other financial and operational metrics. We also believe compensation should be based on qualitative factors, such as how well an individual supports and enhances our company culture, how well he or she helps us achieve our strategic goals, and his or her ability to support the other members of our team.

We intend for our policies to support the achievement of our strategic objectives by aligning the interests of our executive officers with those of our stockholders through financial and operational performance goals and equity-based compensation. The principles of our compensation philosophy are as follows:

•	Support a one-company culture, providing consistency and equity but with the flexibility to manage locally.

•	Drive performance outcomes in support of our business strategy.

•	Ensure that the contributions of both individuals and teams are recognized and rewarded through performance-based assessment and compensation.

•	Consider external market trends and best practices for market-driven, competitive compensation practices.

•	Orient compensation policies towards total remuneration, offering a full spectrum of cash and non-cash rewards focused on building a high-performance workforce.

•	Administer our compensation policies and practices on a fair and consistent basis, in a manner that is transparent and builds awareness, understanding and appreciation, based on a foundation of good governance, ethics and compliance and risk management.

This philosophy was developed through discussions with our senior leadership and the Consultant and has been reviewed and approved by our Compensation Committee.

Role of Management, Consultants and Others in Determining Compensation

Our Compensation Committee is responsible for the oversight of executive compensation. Prior to this offering, our compensation programs and levels were primarily driven by the market via published survey data and internal equity comparisons to similar positions in level and scope.

Following this offering, the Compensation Committee will be comprised solely of independent members and will be responsible for determining compensation for our executives with input from management and the Consultant. We anticipate the Chief Executive Officer and management will prepare recommendations for compensation (other than for themselves) which the Compensation Committee will utilize in making its determinations. The Compensation Committee will have sole responsibility for determining the compensation of our Chief Executive Officer. In addition, the Compensation Committee may engage the services of outside advisers, experts and others as it deems necessary.

In 2009, an independent consulting firm, Hewitt Associates (“Hewitt”), was engaged by management to (1) advise on the design of our long-term incentive plan, (2) prepare a market analysis of executive positions, including the development of a peer group to be utilized in external benchmarking and a market summary of typical long-term incentive award sizes and total compensation and (3) design a compensation plan for members of our board of directors.

In early 2011, the Compensation Committee engaged the Consultant to build on the foundation established by Hewitt, support this offering and assist in developing our future compensation programs. We have also engaged the Consultant in 2011 to review and assess our sales compensation plans and to provide recommendations for compensation plan improvements that will align more effectively with our business strategy.

Benchmarking

Although we have not historically utilized peer groups in determining competitive compensation for our NEOs, we have implemented a process to analyze the compensation of our peer group executives. Our peer group companies were chosen based on:

•	industry (as determined by Global Industry Classification Standard);

•	size (approximately one-half to two times our revenue);

•	business model (global footprint, distribution and services); and

•	other performance measures (companies utilizing similar business metrics for performance-based compensation).

Generally, such comparisons will focus on peer group compensation data published in their filed proxy statements and results of their financial performance reported in their other public reports. The

Compensation Committee and management have decided to target the median of this peer group for NEO compensation.

The Compensation Committee and the Consultant identified the following peer group to be used in future review of our compensation levels and programs:

Arrow Electronics, Inc.	Manhattan Associates, Inc.
Avnet Inc.	ScanSource, Inc.
Brightpoint Inc.	Synchronoss Technologies, Inc.
CACI International Inc.	SYNNEX Corp.
CH Robinson Worldwide Inc.	Tech Data Corp.
DST Systems Inc.	United Stationers Inc.
Genpact Ltd.	UTi Worldwide Inc.
Ingram Micro Inc.

We anticipate that this peer group will continue to evolve as the characteristics and profile of the company change.

For purposes of executive compensation for the 2010 fiscal year, the Company’s peer group analysis had not been completed prior to the Company’s executive compensation determinations. Therefore, no information or targets related to this peer group were utilized for 2010 compensation decisions.

Based upon the information provided by the Consultant, the actual total compensation of Messrs. Claure, Strand and Rojas in 2010 was between the 20th percentile and the median of their comparable positions in the peer group. Mr. Cost’s actual total compensation in 2010 was in the lowest 25th percentile of the comparable position in the peer group. Mr. Osorio’s actual total compensation in 2010 was between the median and the 75th percentile of the comparable position in the peer group.

Elements of our Compensation Program

We currently provide the following elements of compensation to some or all of our NEOs:

•	Base salary;

•	Annual performance bonus;

•	Long-term incentive (stock options); and

•	Other benefits and perquisites.

Each compensation element fulfills one or more of our compensation program objectives. We assess each of these elements independently and collectively to ensure that the amount paid to each NEO for each compensation element and overall is reasonable.

Base Salary

Base salaries are intended to provide a base level of compensation and are paid in recognition of the skills, experience and day-to-day contributions that our NEOs make to the company. We review the salaries of our NEOs, both as a group and individually, on an annual basis. When establishing the base salary for each NEO, we consider the following factors: the individual’s performance, relevant experience, prior changes to the NEO’s overall compensation, role and corresponding responsibilities and contribution level. We also consider the pay of our other executives. Based on our philosophy, we expect to target base salary levels to align with the market median salaries as benchmarked against our peer group.

In 2010, in consideration of the factors set forth above, the salaries for our NEOs were set as follows:

Name	2010 Base Salary

R. Marcelo Claure	$1,500,000
Dennis J. Strand	$375,000
Oscar A. Rojas(1)	$350,000
Arturo A. Osorio(2)	$366,880
Michael J. Cost	$375,000

(1)	Mr. Rojas joined the company on August 23, 2010. The salary presented above reflects his annualized pay.

(2)	Mr. Osorio is paid in Australian dollars and Mr. Osorio’s base salary has been converted to U.S. dollars using a conversion rate of 1AUD:USD0.9172.

Annual Performance Bonus

Our annual incentive plan is designed to support our current business needs and drive consistent focus throughout the year. For 2010, our NEOs, with the exception of Mr. Osorio, participated in our 2010 Bonus Plan. Our 2010 Bonus Plan uses a scorecard approach to determine each NEO’s annual incentive award. The scorecards translate our business strategy into pre-established, specific and quantifiable goals that monitor the organization’s performance in terms of achieving these goals. The key metric components for our 2010 Bonus Plan are financial and operational metrics as well as key objectives. The financial and operational metric component is weighted at 80% and the key objectives component is weighted at 20%. The key objectives component is discretionary and determined at the end of the year by the Compensation Committee with recommendations from the Chairman and Chief Executive Officer (for all NEOs other than himself) based on individual performance. The Compensation Committee determines the appropriate payout level under the key corporate objectives for the Chairman and Chief Executive Officer.

The operational metrics used for the 2010 Bonus Plan included EBITDA, return on invested capital (“ROIC”) and cash conversion cycle (“CCC”). Our ROIC is measured by calculating the quotient of (1) Adjusted EBITDA less depreciation and amortization, taxes affected, divided by (2) average invested capital. Our CCC is measured by the number of days it takes to effect the cycle of investing in inventory, selling the inventory, paying suppliers and collecting cash from customers. The components in the CCC are (1) days sales outstanding in accounts receivable, (2) days inventory on hand, and (3) days of payables outstanding. Our CCC is computed by adding the days sales outstanding in accounts receivable and days inventory on hand and then subtracting the days of payable outstanding.

Mr. Osorio participated in an Annual Discretionary Bonus Plan that awards him for the business performance of our APAC/MEA region based primarily on EBITDA for such region, with other key performance indicators considered, including CCC, ROIC and Net Profit after Taxes (“NPAT”). This plan was amended effective as of August 1, 2010 to reflect an expansion of Mr. Osorio’s region to include the Middle East and Africa. The revised plan rewards him for achieving financial objectives of the APAC/MEA region based on EBITDA, Gross Revenue, Net Revenue, ROIC and CCC performance. If EBITDA for Mr. Osorio’s region is between $0.0 and $40.0 million, he is eligible to receive a bonus of 1.5% of APAC/MEA region EBITDA. If APAC/MEA region EBITDA exceeds $40.0 million, he is eligible to receive a bonus of 2.0% of APAC/MEA region EBITDA.

For 2010, Mr. Rojas is eligible to receive an additional annual incentive bonus based on certain growth in Latin America region EBITDA as follows: $100,000 for $79.2 million in Latin America region EBITDA, $200,000 for $91.1 million in Latin America region EBITDA, $300,000 for $100.2 million in Latin America region EBITDA and $400,000 for $110.2 million in Latin America region EBITDA. For purposes of determining Mr. Rojas’ additional annual incentive bonus, Latin America region EBITDA is defined as income or loss from operations before (i) interest expense, (ii) tax expense, (iii) depreciation and amortization expense and (iv) stock-based compensation expense, for the Latin America region. For 2010, Mr. Rojas’ minimum incentive bonus was $140,000 pursuant to his employment agreement.

In 2010, the NEOs that participated in our 2010 Bonus Plan had an annual incentive target of 100% of base salary. For Mr. Osorio, the maximum payment he is eligible to receive under his revised plan is three times his annual salary of AUD400,000, or AUD1,200,000 (converts to USD1,100,640).

The annual incentive payout under our 2010 Bonus Plan is determined by performance under each component of the scorecard, with 50% payout for 90% of goal achievement at minimum, and 100% payout for 100% achievement at target. Above-target payout is awarded for above target achievement determined on a linear basis and capped at 200%. The 2010 pre-established targets and actual performance levels for each component are as follows:

		2010 Bonus Plan Payout Structure			Actual 2010
	Scorecard	Minimum	Target	Maximum	Performance
Component	Weighting	Performance	Performance	Performance	(Actual/% Payout)

Financial/Operational Measures
EBITDA	32%	$107.1M	$119.0M	$238.0M	$120.3M/101.1%
ROIC	32%	11%	12.5%	24%	12.4%/99.2%
CCC	16%	57	51	26	42.0/117.6%
Key Objectives	20%		100%		Varies

Based on our actual 2010 performance, we provided payout levels for our NEOs as follows:

							Total 2010
	2010 Bonus	Payout Level: Financial/Operational Metrics				Payout Level Key	Incentive
Name	Target(3)	EBITDA		ROIC	CCC	Objectives	Payout

R. Marcelo Claure	$1,125,000	$363,946		$345,600	$211,765	$202,500	$1,123,811
Dennis J. Strand	$375,000	$121,315		$115,200	$70,589	$60,000	$367,104
Oscar A. Rojas(1)	$126,090	—		—	—	$140,000 (5)	$140,000
Arturo A. Osorio(2)	—	$838,000	(4)	—	—	—	$838,000
Michael J. Cost	$375,000	$121,315		$115,200	$70,589	$52,500	$359,604

(1)	In connection with Mr. Rojas’ employment agreement, he is also eligible to receive a special bonus for achieving certain Latin America region EBITDA milestones. In 2010, the Latin America region did not generate sufficient earnings for Mr. Rojas to earn this bonus.

(2)	Mr. Osorio is paid in Australian dollars and his bonus amount will be converted to Australian dollars at the time of payment.

(3)	The 2010 Bonus Target has been prorated for a salary adjustment for Mr. Claure in 2010 and to account for the portion of 2010 during which Mr. Rojas was actually employed by the company.

(4)	Reflects APAC/MEA region EBITDA payout in conjunction with performance of the APAC/MEA region.

(5)	Mr. Rojas’ incentive payout reflects his minimum guaranteed bonus for 2010 in connection with his employment agreement.

For 2011, and in conjunction with this offering, we have revised our annual incentive program applicable to all of the NEOs (other than Arturo Osorio) to drive corporate performance, regional performance (if applicable), product/service performance (if applicable) and individual performance. The plan will continue to measure both financial and operational metrics, and all eligible employees, including our NEOs, will have a portion of their bonus linked to corporate performance. The corporate and regional performance components will be driven by a pre-established net income and ROIC goal, with a corresponding modifier (upwards or downwards) depending on the quality of net income delivered. The product/service performance component will be driven by a pre-established EBITDA and ROIC goal, with a corresponding modifier (upwards or downwards) depending on the quality of EBITDA delivered. Aligned with our compensation philosophy, our NEOs’ compensation will be tied to their performance and their contribution to our success. We believe these enhancements will help continue to drive our growth and profitability following our IPO and provide value to both our stockholders and employees.

Long-Term Incentive Plan

In the past, we have granted long-term equity compensation under our 2004 Stock Incentive Plan and 2006 Executive Stock Incentive Plan (the “Existing Plans”), which were approved by the Compensation Committee and our stockholders. The Existing Plans provide an incentive to our executives and other employees to achieve long-term corporate objectives and to align the interests of such executives and employees closely with those of our stockholders. The long-term incentive component of our executive compensation program is designed to ensure commonality of interests between management and our investors. Our Compensation Committee has determined that the grant of stock options pursuant to the Existing Plans serves as an effective means of achieving these goals. Historically, long-term equity compensation has not been granted on an annual basis but instead has been granted in connection with commencement of employment or upon a significant promotion within the company.

With the exception of a new-hire grant awarded to Oscar A. Rojas, our President of the Latin America region, no long-term incentive awards were granted to our NEOs in 2010.

We intend to implement a formal program for delivering equity compensation to executives and other members of management for both an ongoing basis and in connection with this offering. To that end, the board has adopted, and we will submit to our stockholders for approval prior to the offering, the 2011 Stock Incentive Plan, which will permit us to grant several types of equity-based compensation awards, including incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units. The determination of the types of equity-based compensation to be awarded, the overall grant pool and the allocation of awards will be determined by the Compensation Committee, in its sole discretion, based upon competitive market data and best practice.

Equity Grants and Stock Options

The Compensation Committee believes stock option grants are the most appropriate tool to motivate our NEOs to focus on overall corporate performance over the long-term and to align their interests with those of our stockholders. To that end, we have historically granted stock options to our executives. Our stock option grants typically have a four-year ratable vesting schedule and a ten-year term.

Other Benefits and Perquisites

Our benefits are designed to optimize the health, quality of life, productivity and long-term wealth creation of our employees. Each of our NEOs is entitled to participate in our employee benefit plans (including our 401(k) retirement program and medical, dental and life insurance benefits) on the same basis as our other employees.

In connection with his role as Chief Executive Officer and founder, we have historically provided certain fringe benefits and perquisites to Mr. Claure. Mr. Claure has received a monthly car allowance of $2,000, and we have provided for his travel expenses and the use of a chartered aircraft for business travel. We also have reimbursed Mr. Claure for certain personal expenses. For Mr. Osorio, we have reimbursed him for 100% of his medical insurance premiums.

Description of Employment Agreements

Description of Employment Agreement of R. Marcelo Claure

Brightstar Corp. entered into an employment agreement with Mr. R. Marcelo Claure (the “Claure Agreement”) in August 2004. The Claure Agreement provides that Mr. Claure will serve as our Chief Executive Officer. The Claure Agreement had an initial term of three years, with automatic one-year renewal periods thereafter (unless terminated in writing 90 days prior to the end of the current term). Under the Claure Agreement, Mr. Claure will receive (i) an annual base salary of at least $500,000 (which has since been increased to $1,500,000), (ii) an opportunity to earn a performance-based annual incentive with a possible payout of up to 200% of his base salary at target (in accordance with an increase of the percentage by the Compensation Committee in 2010), (iii) monthly automobile allowance of $2,000 (gross) per month plus reimbursement for all automobile related maintenance, repairs, gas and insurance expenses, (iv) payment and maintenance of a term life insurance policy with a $5.0 million death benefit covering the life of Mr. Claure and naming Mr. Claure’s children as sole beneficiaries and (v) four weeks of paid time off per calendar year plus paid holidays and authorized leave (paid or unpaid) in accordance with policies for senior executives. As an executive of the company, Mr. Claure is entitled to indemnification provided by our charter and by-laws. In addition, prior to an initial public offering of our common stock, Brightstar Corp. is required to purchase and maintain director’s and officer’s liability insurance in an amount not less than $2.0 million or in such amount reasonably agreed upon by Mr. Claure and Brightstar Corp.

If Brightstar Corp. terminates Mr. Claure’s employment without cause or Mr. Claure terminates his employment for good reason, he is entitled to (i) a single lump sum cash amount equal to three times Mr. Claure’s then current annual base salary plus the larger incentive bonus compensation for the two most recently completed fiscal years, (ii) all legal fees and expenses incurred by him as a result of such termination, (iii) relocation expenses if Mr. Claure elects to relocate within one year after such termination, (iv) automatic acceleration of all of Mr. Claure’s outstanding stock options, and (v) a “gross-up payment” for any excise taxes Mr. Claure is required to pay for amounts received pursuant to clauses (i) through (iv) above.

If Mr. Claure voluntarily terminates his employment without good reason or if Brightstar terminates Mr. Claure’s employment for cause, he is not entitled to any severance, pro-rated annual incentive or any other post-termination payments except for accrued but unpaid salary or bonus.

For termination due to disability, Mr. Claure or his respective estate will receive (i) his annual base salary as of the date of termination for 12 months following the termination date, (ii) any declared but unpaid incentive compensation and (iii) any expenses incurred by Mr. Claure in connection with the termination. In the event of Mr. Claure’s death, his estate is entitled to (i) any unpaid salary and declared but unpaid incentive compensation and (ii) any expenses incurred by Mr. Claure’s estate in connection with the termination.

Description of Other Employment Agreements in Effect in 2010

Each of our NEOs other than Mr. Claure was covered in 2010 by an employment agreement that was either amended or superseded as of June 1, 2011 (the “Previous Employment Agreements”). Certain material terms of each Previous Employment Agreement related to the compensation of the NEOs are summarized below.

Dennis J. Strand

Brightstar Corp. entered into an employment agreement with Dennis J. Strand on November 7, 2007 (the “2010 Strand Agreement”) for him to serve as its Executive Vice President and Chief Financial Officer. Under the 2010 Strand Agreement, Mr. Strand received (i) an annual base salary of at least $375,000, (ii) relocation expenses, (iii) a one-time sign-on bonus of $50,000 paid in equal installments on the start date and the one-year anniversary of the start date, (iv) an opportunity to earn a performance-based annual incentive with a possible payout of up to 200% of his base salary at target (in accordance with an increase of the percentage by the Compensation Committee in 2010) and (v) a grant of 500,000 stock options with an exercise price of $15.00 (with a vesting commencement date of November 7, 2007).

Michael J. Cost

Brightstar Corp. entered into an employment agreement with Michael J. Cost on September 16, 2009 (the “2010 Cost Agreement”) for him to serve as our Chief Operating Officer. Under the 2010 Cost Agreement, Mr. Cost received (i) an annual base salary of at least $375,000, (ii) an opportunity to earn a performance-based annual incentive with a possible payout of up to 200% of his base salary at target (in accordance with an increase of the percentage by the Compensation Committee in 2010) and (iii) a grant of 100,000 stock options (at the effective date of the agreement Mr. Cost had already been awarded a grant of 100,000 stock options for a total of 200,000 stock options).

Oscar A. Rojas

Brightstar Corp. entered into an employment agreement with Oscar A. Rojas on August 23, 2010 (the “2010 Rojas Agreement”) for him to serve as President, Latin America. Under the 2010 Rojas Agreement, Mr. Rojas received (i) an annual base salary of at least $350,000, (ii) a one-time sign-on bonus of $150,000 to be paid in fifteen equal monthly installments (but only if he remains employed by the company on the applicable payment date), (iii) eligibility to earn a performance-based annual incentive with a possible payout that ranges from 0% to 200% of his base salary, (iv) a grant of 220,000 stock options with an exercise price of $30.00, and (v) in addition to the potential performance-based annual incentive mentioned above, Mr. Rojas was eligible to receive an additional annual incentive bonus based on certain earnings growth in the Latin America region (for further discussion see “— Elements of our Compensation Program — Annual Performance Bonus”).

Arturo A. Osorio

Brightstar Logistics PTY Limited, Brightstar’s Australian subsidiary, entered into an employment agreement with Arturo A. Osorio on February 25, 2010, which was subsequently amended effective as of August 1, 2010 (the “2010 Osorio Agreement”). The 2010 Osorio Agreement provided that Mr. Osorio would serve as President, APAC/MEA. Under the 2010 Osorio Agreement, Mr. Osorio received (i) an initial base salary of at least AUD350,000 (which was increased to AUD400,000), (ii) paid time off, long service leave and personal (sick and carer’s) leave in accordance with local laws, (iii) reimbursement for all medical insurance expenses for him and his family and (iv) effective August 1, 2010, Mr. Osorio was eligible to receive an annual incentive payment based on total earnings before interest, taxes, depreciation and amortization for the APAC/MEA region and other financial measures (for further discussion see “— Elements of our Compensation Program — Annual Performance Bonus”).

Description of New or Amended Employment Agreements

Effective as of June 1, 2011, Messrs. Strand, Cost and Rojas executed new employment agreements with Brightstar Corp. and Mr. Osorio amended and restated his employment agreement with Brightstar Logistics PTY Limited. The material terms of the employment agreements (the “2011 Employment Agreements”) of Messrs. Strand, Cost and Rojas (the “U.S. NEOs”) are summarized immediately below. Also summarized are additional material terms that are specific to each of the U.S. NEO’s individual 2011 Employment Agreements. The amended Osorio Agreement is summarized separately below.

U.S. NEOs

Term

The term of employment under each of these agreements is three years.

Compensation

Each employment agreement sets forth the U.S. NEO’s annual base salary, which will be subject to discretionary annual increases upon review by our board of directors. The U.S. NEOs will be eligible to earn an annual bonus in accordance with the Annual Incentive Plan. The bonus target for each of the U.S. NEOs is 100% of such executive’s base salary. Each U.S. NEO shall be eligible to receive awards of stock options or other incentive awards.

Termination and Termination Payments

Brightstar Corp. may terminate a U.S. NEO’s employment upon disability and with or without Cause (as defined below). Each U.S. NEO may terminate his employment with or without Good Reason (as defined below). The 2011 Employment Agreements do not include the concept of payment upon a change in control. In all instances, no post-termination payments will be paid to a U.S. NEO until he has executed a general release in favor of the company.

Pursuant to each U.S. NEO’s 2011 Employment Agreement, if his employment terminates due to death or disability, the U.S. NEO would be entitled to receive (i) any base salary and any bonus that is accrued and unpaid through the date of termination; and (ii) an amount equal to three months of his base salary at such time.

Pursuant to each U.S. NEO’s 2011 Employment Agreement, if the U.S. NEO’s employment is terminated for “Cause” or if the U.S. NEO terminates his 2011 Employment Agreement other than for Good Reason, the U.S. NEO would be entitled to receive only any base salary and any bonus that is earned and unpaid through the date of termination, and he is not entitled to any severance, pro-rated annual incentive or any other post-termination payments. “Cause” is defined in the U.S. NEOs’ 2011 Employment Agreements as: (i) the U.S. NEO’s failure to materially perform and discharge the duties and responsibilities of the U.S. NEO (the U.S. NEO would have a 30-day “cure” period to remedy such failure); (ii) any breach of provisions in the agreement related to restrictive covenants; (iii) misconduct which, in the opinion and sole discretion of the company, is injurious to the company; (iv) a felony conviction involving the personal dishonesty or moral turpitude of the U.S. NEO; (v) engagement in illegal drug use or alcohol abuse which prevents the U.S. NEO from performing his duties in any manner; (vi) any misappropriation or embezzlement or conversion of the company’s or any of its parent’s, subsidiary’s or affiliate’s property by the U.S. NEO; (vii) willful misconduct or breach of fiduciary duty by the U.S. NEO in respect of the duties or obligations of the U.S. NEO; or (viii) the U.S. NEO’s failure to materially perform and discharge his responsibilities and duties with respect to goals and objectives periodically provided to the U.S. NEO by the company. “Good Reason” is defined in the U.S. NEOs’ 2011 Employment Agreements as (1) a material diminution of the executive’s authority, duties or reporting responsibilities or (2) a willful and material breach of the employment agreement by the company.

If Brightstar Corp. terminates the U.S. NEOs’ employment without Cause or the U.S. NEO terminates his employment for Good Reason, he is entitled to (i) any base salary and any bonus that is accrued and unpaid through the date of termination; (ii) 12 months continuation of base salary (paid in accordance with the company’s normal payroll schedule); (iii) a pro rata amount of any annual bonus that he would have received for the year of termination (payable when the annual bonus is paid to all other employees); and (iv) if the U.S. NEO elects to receive COBRA benefits following termination, the company will reimburse the U.S. NEO for the co-payment portion of such benefits for a period of 12 months following the date of termination.

Covenants

Each U.S. NEO’s 2011 Employment Agreement requires the U.S. NEO to comply with (1) his non-compete and non-solicitation covenants during the 12-month period after his employment, provided that such restrictions apply for a 24-month period with respect to competition and solicitations on behalf of “Direct Competitors” (as defined in the applicable 2011 Employment Agreement) and (2) the assignment of inventions and copyrightable works and confidentiality covenants during and for specified periods after his employment.

In addition to the material terms set forth above, the employment agreements of Messrs. Strand, Cost and Rojas include the following specific terms and conditions:

Dennis J. Strand

Brightstar Corp. entered into an employment agreement with Dennis Strand (the “Strand Agreement”) effective as of June 1, 2011. The Strand Agreement provides that Mr. Strand will serve as Chief Financial Officer and Executive Vice President. Pursuant to the Strand Agreement, Mr. Strand will receive an annual base salary of $375,000 and have a target annual bonus of 100% of his base salary.

Michael J. Cost

Brightstar Corp. entered into an employment agreement with Michael J. Cost (the “Cost Agreement”) effective as of June 1, 2011. The Cost Agreement provides that Mr. Cost will serve as Senior Vice President. Pursuant to the Cost Agreement, Mr. Cost will receive an annual base salary of $375,000 and have a target annual bonus of 100% of his base salary.

Oscar Rojas

Brightstar Corp. entered into an employment agreement with Oscar Rojas effective as of June 1, 2011 (the “Rojas Agreement”). The Rojas Agreement provides that Mr. Rojas will serve as an Executive Vice President. Pursuant to the Rojas Agreement, Mr. Rojas will receive an annual base salary of $350,000 and have a target annual bonus of 100% of his base salary.

Arturo A. Osorio

Brightstar Logistics PTY Limited, Brightstar’s Australian subsidiary, and Arturo Osorio amended and restated the 2010 Osorio Agreement effective as of June 1, 2011 (the “Osorio Agreement”). The Osorio Agreement provides that Mr. Osorio will serve as President, APAC/MEA. Under the Osorio Agreement, Mr. Osorio will receive a base salary of AUD400,000; (ii) participation in the benefit plans of Brightstar Corp. (or to receive comparable benefits in event such benefit plans are not available in Australia); (iii) paid time off, long service leave and personal (sick and carer’s) leave in accordance with local laws; (iv) for 2011, an annual incentive payment based on total earnings before interest, taxes, depreciation and amortization for the APAC/MEA region and other financial measures (for further discussion see “— Elements of our Compensation Program — Annual Performance Bonus”); (v) after 2011, an annual bonus pursuant to Brightstar Corp.’s Annual Incentive Plan; and (iv) beginning in the 2012 calendar year, incentive equity and other awards of Brightstar Corp.

Brightstar Logistics PTY Limited may terminate Mr. Osorio’s employment without cause only by giving him six months’ written notice. Brightstar Logistics PTY Limited may elect to pay Mr. Osorio an amount in lieu of providing all or part of the period of notice of termination. If Mr. Osorio is terminated without Cause, he will receive (1) any unpaid salary for the period prior to the date of termination, (2) any declared and unpaid bonus and (3) to the extent any bonus is to be awarded for the calendar year in which he is terminated, a pro rated bonus for the year of termination. The Osorio Agreement does not include the concept of termination for good reason or change in control. If Brightstar Logistics PTY Limited terminates Mr. Osorio’s employment in the event of redundancy of Mr. Osorio’s position, he is entitled to two months’ redundancy payment (calculated on base salary plus (1) any unpaid bonus and (2) a pro-rated bonus for the calendar year in which he is terminated) for each year of service with Brightstar Logistics PTY Limited in any capacity since September 9, 2004.

If Mr. Osorio voluntarily terminates employment for any reason, or if Brightstar Logistics PTY Limited terminates Mr. Osorio’s employment for any of the reasons permitted in the Osorio Agreement, he is not entitled to any severance, pro-rated annual incentive or any other post-termination payments except for accrued but unpaid payments, such as base salary.

The Osorio Agreement requires Mr. Osorio to comply with (1) his non-compete and non-solicitation covenants during, and up to a 24-month period after, his employment and (2) the assignment of inventions and copyrightable works and confidentiality covenants.

Stock Option Plans and Other Benefits

Each of the Claure Agreement, the Rojas Agreement, the Strand Agreement, the Cost Agreement and the Osorio Agreement (together, the “Employment Agreements”) provide that the NEOs are entitled to participate in our employee and executive benefit plans, programs or arrangements implemented by Brightstar (including medical, dental, short- and long-term disability and life insurance), as well as reimbursement for reasonable and customary business expenses. The Employment Agreements also provide for participation in our equity incentive plans and our annual bonus plan. The stock options granted to each executive have the following features: (i) exercise price equal to the closing stock price on the grant date, (ii) ratable vesting in four installments on each of the first four anniversaries of the grant date and (iii) ability to exercise vested portions of the award until the earlier of the expiration of the grant date or upon certain termination scenarios. Certain of the Employment Agreements contain different terms than those outlined in each executive’s stock option agreements. The Rojas Agreement and the Cost Agreement each state that the terms of any stock awards granted to the executive will be governed by the terms of any stock option plans and will not be amended or superseded by the executives’ employment agreement. The Strand Agreement has similar language, but, in addition, states that any express terms in the Strand Agreement which relate to the grant of stock options will govern. The Osorio Agreement does not address the terms of any stock option grants. Under the terms of the Existing Plans, the stock options do not have accelerated vesting upon a change in control of the company.

Conclusion

We believe that the compensation changes made and actions taken are aligned with the goals and principles of our compensation programs and reflect our pay philosophy. As we move forward, we fully expect that our programs will evolve to further align with the requirements of our growing company and to reflect any necessary compliance as a publicly-traded company.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation that we paid during the fiscal year ended December 31, 2010 to our principal executive officer, principal financial officer and our three other most highly compensated executive officers.

Summary Compensation Table Fiscal Year 2010

					Non Equity
					Incentive Plan
				Option	Compensation	All Other
		Salary(1)	Bonus(2)	Awards(4)	(6)	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)

R. Marcelo Claure	2010	1,245,000	202,500	—	921,311	239,066 (7)	2,607,877
Chairman and Chief Executive Officer
Dennis J. Strand	2010	375,000	60,000	—	307,104	3,675	745,779
Executive Vice President and Chief Financial Officer
Oscar A. Rojas	2010	126,090	190,000 (3)	3,079,758 (5)	—	—	3,395,848
President, Brightstar Latin America
Arturo A. Osorio	2010	374,905	—	—	838,000	6,977	1,219,882
President, Brightstar APAC/MEA
Michael J. Cost	2010	375,000	52,500	—	307,104	3,675	738,279
Global Chief Operating Officer

(1)	Salary column represents compensation actually received in 2010. Mr. Osorio is paid in Australian dollars and all compensation has been converted to US dollars using an exchange rate of 1 AUD:USD 0.9172. Mr. Rojas joined our company on August 23, 2010 with an annualized salary of $350,000.

(2)	For Messrs. Claure, Strand and Cost, this column represents payments under the key corporate objectives component of the company’s annual incentive plan.

(3)	Mr. Rojas received a sign-on bonus of $50,000 and a $140,000 minimum guaranteed bonus in 2010 in connection with his commencement of employment with the company.

(4)	The amounts reported in this column reflect the aggregate grant date fair value of option awards granted to the named executive officer during each year, computed in accordance with ASC Topic 718. These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer. For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the ASC Topic 718 Compensation — Stock Compensation value of our stock options and see the “Grants of Plan-Based Awards In Fiscal 2010” table for information regarding stock option awards to the NEOs during 2010.

(5)	Mr. Rojas received a sign-on grant of stock options in 2010 in connection with his commencement of employment with the company. The fair value of this award has been calculated as outlined in footnote 4.

(6)	Reflects cash payouts, if any, under our 2010 Bonus Plan for achievement of performance objectives (for further discussion of the fiscal 2010 Bonus Plan, see “— Elements of our

Compensation Program — Annual Performance Bonus” above). Mr. Osorio is covered under a separate annual incentive plan based on the APAC/MEA region that is outlined in his employment agreement amended as of August 1, 2010 (for further discussion of Mr. Osorio’s annual incentive plan, see “— Elements of our Compensation Program — Annual Performance Bonus” above).

(7)	The amounts in this column include matching contributions of $3,675 made to the company’s 401(k) plan; a car allowance provided to Mr. Claure of $2,000 per month; travel expenses of $66,817, which includes personal use of a chartered aircraft of $34,460 (based on the allocation conducted by a third party between business and personal use based on each leg that is flown and who is on the plane); automobile expenses and transportation costs of $33,178; meals and entertainment expenses of $28,225 not otherwise characterized as a business expense; other personal expenses of $23,706 not otherwise characterized as a business expense; and gross-up payments of $87,140.

Grants of Plan-Based Awards

The following table provides information regarding grants of plan-based awards to the named executive officers in the fiscal year ended December 31, 2010.

Grants of Plan-Based Awards in Fiscal Year 2010

					All Other
					Option	Exercise	Grant
					Awards:	or	Date
					Number of	Base	Fair Value
		Estimated Future Payouts Under Non-Equity			Securities	Price of	of Stock
		Incentive Plan Awards(1)			Underlying	Option	and Option
	Grant	Threshold	Target	Maximum	Options	Awards	Awards(2)
Name	Date	($)	($)	($)	(#)	($/Sh)	($)

R. Marcelo Claure	—	450,000	900,000	1,800,000	—	—	—
Dennis J. Strand	—	150,000	300,000	600,000	—	—	—
Oscar A. Rojas(3)	—	49,863	99,726	199,452	—	—	—
	7/27/2010				220,000	30.00	3,079,758
Arturo A. Osorio(4)	—	—	1,100,640	—	—	—	—
Michael J. Cost	—	150,000	300,000	600,000	—	—	—

(1)	Under the terms of the 2010 Bonus Plan, payments are awarded based on the achievement of specified financial/operational measures. Awards are earned at threshold, target and maximum opportunity levels based on the company’s performance against its goals.

(2)	The amounts reported in these columns reflect the aggregate grant date fair value of stock option awards granted to the named executive officer during each year, computed in accordance with ASC Topic 718. These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer. For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options.

(3)	Mr. Rojas received a special one-time award of stock options in connection with the commencement of his employment with the company. Stock options were granted with a ten-year term and vest ratably over four years.

(4)	Mr. Osorio is eligible for an annual incentive award up to three times his annual base salary based on the financial performance of the APAC/MEA region per his employment agreement.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table provides information regarding all outstanding equity awards held by each of the named executive officers as of December 31, 2010.

	Option Awards
			Number of
		Number of	Securities
		Securities	Underlying
	Option	Underlying	Unexercised
	Vesting	Unexercised	Options -	Option	Option
	Commencement	Options	Unexercisable	Exercise	Expiration
Name	Date	Exercisable (#)	(#)(1)	Price ($)	Date

R. Marcelo Claure	—	—	—	—	—
Dennis J. Strand	11/07/2007	375,000	125,000	15.00	11/13/2018
Oscar A. Rojas	8/16/2010	—	220,000	30.00	8/16/2020
Arturo A. Osorio	12/15/2004	2,833	—	12.00	12/15/2014
	1/01/2005	3,334	—	12.00	1/01/2015
	4/21/2009	12,500	37,500	15.00	4/21/2019
Michael J. Cost	6/1/2007	37,500	12,500	20.00	7/25/2017
	4/21/2009	12,500	37,500	15.00	4/21/2019
	9/16/2009	25,000	75,000	15.00	9/16/2019

(1)	Grants of stock options vest in equal installments over a four-year period on each anniversary of the vesting commencement date. Stock options are granted with a ten-year term.

Option Exercises

As of the year ended December 31, 2010, none of the named executive officers exercised any of their stock options.

Potential Payments Upon Termination or Change in Control

The table below shows the amounts that the following individuals would be eligible to receive upon termination of their employment with the company, including death or disability, for cause and following a change in control, assuming that termination occurred on December 31, 2010, the last day of our 2010 fiscal year. The table is based upon the Previous Employment Agreements in effect for Messrs. Strand, Cost, Rojas and Osorio as of December 31, 2010, as well as the existing Claure Agreement.

Termination
			w/o Cause or	Termination
			Executive	following
		Death or	Termination for	“Change in	“Change in
Name	Benefit	Disability($) (1)	Good Reason ($)	Control” ($)	Control” ($) (7)

R. Marcelo Claure	Severance Payment	1,500,000	4,500,000	4,500,000	—
	Settlement — Outstanding Annual Bonus Award	—	1,123,811	1,123,811	—
	Settlement — Outstanding LTIP Equity Award (Stock Options)	—	—	—	—
	Medical and Dental Benefits Continuation	—	—	—	—
	Outplacement Services	—	—	—	—

	TOTAL	1,500,000	5,623,811	5,623,811	—

			Termination
			w/o Cause or	Termination
			Executive	following
		Death or	Termination for	‘‘Change in	‘‘Change in
Name	Benefit	Disability($) (1)	Good Reason ($)	Control” ($)	Control” ($) (7)

Dennis J. Strand	Severance Payment	93,750	375,000	750,000	—
	Settlement — Outstanding Annual Bonus Award	375,000	375,000	750,000	—
	Settlement — Outstanding LTIP Equity Award (Stock Options)(2)	—	—	—	1,875,000	(8)
	Medical and Dental Benefits Continuation(3)	—	12,474	28,426	—
	Outplacement Services	—	—	—	—

	TOTAL	468,750	762,474	1,528,426	1,875,000

Oscar A. Rojas	Severance Payment(4)	87,500	525,000	925,808	—
	Settlement — Outstanding Annual Bonus Award	—	140,000	140,000	—
	Settlement — Outstanding LTIP Equity Award (Stock Options)(2)	—	—	—	—
	Medical and Dental Benefits Continuation	—	—	—	—
	Outplacement Services	—	—	—	—

	TOTAL	87,500	665,000	1,065,808	—

Arturo A. Osorio	Severance Payment(5)	—	385,732	—	—
	Settlement — Outstanding Annual Bonus Award	—	—	—	—
	Settlement — Outstanding LTIP Equity Award (Stock Options)	—	—	—	—
	Medical and Dental Benefits Continuation	—	—	—	—
	Outplacement Services	—	—	—	—

	TOTAL	—	385,732	—	—

Michael J. Cost	Severance Payment	93,750	375,000	—	—
	Settlement — Outstanding Annual Bonus Award	—	359,604	—	—
	Settlement — Outstanding LTIP Equity Award (Stock Options)(6)	—	1,812,500	—	1,812,500
	Medical and Dental Benefits Continuation	—	—	—	—
	Outplacement Services	—	—	—	—

	TOTAL	93,750	2,547,104	—	1,812,500

(1)	Termination of employment due to death or long-term disability will result in a lump-sum payment of 3 months of salary for Messrs. Strand, Rojas and Cost. Termination of employment due to long-term disability will result in 12 additional months of continued salary for Mr. Claure (but he will not receive a severance payment in the event of death). For Mr. Strand, termination upon death or disability also provides for a one-time target bonus.

(2)	Following a “change in control,” all of Messrs. Strand’s and Rojas’ outstanding stock options become immediately vested and exercisable. Following an initial public offering, all of Mr. Strand’s outstanding stock options become immediately vested and exercisable.

(3)	In the event of a termination without cause or termination following a “change in control,” Mr. Strand is entitled to receive one or two year’s continuation of medical benefits, respectively.

(4)	Mr. Rojas’ severance payment will only be paid in the event his position becomes redundant and consists of his continued base salary until the term of his employment agreement ends on August 23, 2013.

(5)	Mr. Osorio’s severance payment consists of a lump sum payment equal to two months of base salary for every one year of service from the commencement of his employment agreement on

September 9, 2004 to the assumed termination date of December 31, 2010. Compensation has been converted from Australian dollars using a conversion rate of AUD1:USD0.9172.

(6)	Following a termination without cause or following a “change in control,” all of Mr. Cost’s outstanding stock options become immediately vested and exercisable.

(7)	For Mr. Strand, this column also reflects the amounts he would be entitled to receive following an initial public offering.

(8)	Mr. Strand’s outstanding stock options vest and become exercisable upon a “change in control” or an initial public offering. No additional amount is received upon termination following a “change in control” or an initial public offering.

Pursuant to the 2011 Employment Agreements, the amounts the U.S. NEOs would receive upon termination of their employment with the Company (including upon death or disability, for “cause” and following a change of control) would differ in some circumstances from the amounts included in the table above.

Pursuant to the 2011 Employment Agreements, following his death or disability, a U.S. NEO (or his estate) will receive a lump-sum payment of three months of salary.

With respect to payments listed in the Column titled “Termination w/o Cause or Executive Termination for Good Reason,” the payment amounts listed for all of the U.S. NEOs would differ from the amount listed. Pursuant to the 2011 Employment Agreements, in the event of termination without Cause by the Company or for Good Reason by the U.S. NEO, Mr. Strand would receive $742,104, Mr. Cost would receive $734,604 and Mr. Rojas would receive $540,000.

With respect to payments listed in the column titled “Termination following Change in Control” in the table above, the 2011 Employment Agreement would cause the amounts listed for Mr. Rojas and Mr. Strand to differ. Under the 2011 Employment Agreements of Messrs. Rojas and Strand, no additional payment will be made to either executive in the event their employment agreements are terminated following a “change of control” of Brightstar Corp. than would otherwise be payable upon termination of employment without Cause by the company or for Good Reason by Mr. Rojas or Mr. Strand, as applicable.

Under the 2011 Employment Agreements, assuming a change of control on December 31, 2010, there are no changes to the payment amounts column titled “Change in Control” in the table above.

The amended Osorio Agreement would also cause the amounts to be included for Mr. Osorio in the table above to differ in the event his employment is terminated without cause. In the event he is terminated without cause, the amended Osorio Agreement requires Brightstar Logistics PTY Limited to pay Mr. Osorio (1) any declared and unpaid bonus and (2) a pro rated bonus for the year in which he was terminated. Assuming termination without cause occurred as of December 31, 2010, Mr. Osorio would have received a payment of $1,223,732.

Detailed descriptions of the agreements providing for compensation upon a termination of employment are provided under the section titled “— Description of Employment Agreements.”

2011 Stock Incentive Plan

Our board of directors has adopted, and we will submit to our stockholders for approval prior to the closing of this offering, the 2011 Stock Incentive Plan, referred to as the 2011 Plan, under which we expect to grant equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2011 Plan are summarized below.

Eligibility and Administration.  We expect that our employees, consultants and directors will be eligible to receive awards under the 2011 Plan. We expect that the 2011 Plan will be administered by the Compensation Committee of our board of directors (or such other committee appointed by our board) which may delegate its duties and responsibilities to our directors and/or officers (referred to collectively as the plan administrator), subject to certain limitations that may be imposed under Section 162(m) of the Internal Revenue Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2011 Plan, subject to its express terms and conditions. The plan administrator is also expected to set the terms and conditions of all awards under the 2011 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available.  Assuming the common stock is converted into Class A and Class B common stock, the aggregate number of shares of our Class A common stock that will be available for issuance under awards granted pursuant to the 2011 Plan is equal to 5,000,000 Class A shares. Upon effectiveness of the 2011 Plan, we do not expect to grant any additional awards under the Existing Plans. Shares of our Class A common stock granted under the 2011 Plan may be authorized but unissued shares, or shares reacquired by us. Shares tendered or withheld to satisfy any grant or exercise price or tax withholding obligations, and shares subject to an award that is forfeited, expires or is settled for cash, or any shares reacquired by us on exercise of a repurchase right may be used again for new grants under the 2011 Plan.

Awards granted under the 2011 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for issuance under the 2011 Plan. After a transition period that may apply following the effective date of the offering or otherwise to the extent that an award is intended to qualify as “performance-based compensation” exempt from the deduction limits of Section 162(m) of the Internal Revenue Code, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2011 Plan (i) in the form of stock options or stock appreciation rights during any calendar year is 1,000,000 and (ii) in the form of restricted stock, deferred stock or other stock-based awards during any three-year period is 1,000,000.

Awards.  The 2011 Plan will provide for the grant of stock options, including incentive stock options (“ISOs”) and non-qualified stock options (“NSOs”), restricted stock, deferred stock, dividend equivalents, other stock-based awards and stock appreciation rights (“SARs”). Certain awards under the 2011 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. We expect that all awards under the 2011 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. We expect that awards will generally be settled in shares of our Class A common stock, but the plan administrator generally may provide for cash settlement of any award. A brief description of each award type follows.

•	Stock Options. Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to the grantee if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•	Restricted Stock and Deferred Stock. Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Deferred stock is a contractual promise to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying deferred stock awards may be deferred beyond the vesting date under the terms of the award or at the election of the participant if the plan administrator permits such a deferral. Conditions applicable to restricted stock and deferred stock may be based on continuing service with us or our affiliates, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•	Other Stock-Based Awards. Other stock-based awards are awards other than those enumerated in this summary that are valued in whole or in part by reference to, linked to or derived from shares of our Class A common stock or value metrics related to our Class A common stock, and may remain forfeitable unless and until specified conditions are met.

•	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with other awards. Dividend equivalents are credited as of dividend payment dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the 2011 Plan unless and until such awards have vested.

Performance-based Awards.  Performance-based awards include any of the awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute qualified “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code imposes a $1,000,000 cap on the compensation deduction that we may take in respect of compensation paid to our “covered employees” (which would include our chief executive officer and our next three most highly compensated employees other than our chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute qualified performance-based compensation. We do not expect Section 162(m) of the Internal Revenue Code to apply to awards granted under the 2011 Plan until the earliest to occur of (1) our annual stockholders’ meeting in 2015, (2) a material modification of the 2011 Plan or (3) exhaustion of the share supply under the 2011 Plan. However, such performance criteria may be used with respect to performance awards that are not intended to constitute qualified performance-based compensation.

In order to constitute qualified performance-based compensation under Section 162(m) of the Internal Revenue Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our Compensation Committee and linked to stockholder-approved performance criteria. For purposes of the 2011 Plan, we expect that one or more of the following performance criteria will be used in setting performance goals applicable to qualified performance-based compensation, and may be used in setting performance goals applicable to other performance awards: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the Class A common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, net or operating income (loss), cash flow (including, but not limited to, cash conversion cycle, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. We expect that the 2011 Plan will also permit the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for qualified performance-based compensation awards.

Certain Transactions.  The plan administrator will have broad discretion to equitably adjust the provisions of the 2011 Plan, as well as the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will be able to make equitable adjustments to the 2011 Plan and outstanding awards. We expect that in the event of a change in control of our company (as defined in the 2011 Plan), the surviving entity must assume outstanding awards or substitute economically equivalent awards for such outstanding awards; however, if the surviving entity declines to assume or substitute for some or all outstanding awards, then we expect all such awards will vest in full and be deemed exercised (as applicable) upon the transaction or the grantee will be given an opportunity to exercise the award. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Transferability of Awards; Repricing and Participant Payments.  With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2011 Plan are expected to generally be non-transferable prior to vesting and exercisable only by the participant. The 2011 Plan specifically prohibits the repricing of stock options or SARs without shareholder approval. For this purpose, a “repricing” means any of the following: (i) changing the terms of a stock option or SAR to lower its exercise price, (ii) any other action that is treated as a “repricing” under generally accepted accounting principles and (iii) repurchasing for cash or canceling a stock option or SAR at a time when its exercise price is greater than the fair market value of the underlying stock in exchange for another award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2011 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or other consideration as it deems suitable.

Plan Amendment and Termination.  Our board of directors will be able to amend or terminate the 2011 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2011 Plan or in the event of any “repricing” of an option or SAR. The 2011 Plan will automatically terminate on the tenth anniversary of the date on which the 2011 Plan is approved by our shareholders, but awards outstanding under the 2011 Plan at that time will continue to be administered in accordance with their terms.

2006 Executive Stock Incentive Plan and 2004 Stock Incentive Plan

This summary is not intended to be complete and is subject, and qualified in its entirety by reference, to the complete text of the Existing Plans, as amended, copies of which are filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose of the Existing Plans.  Our board of directors and stockholders approved our company’s 2006 Executive Stock Incentive Plan, or the 2006 Plan, as of January 2006. The 2006

Plan was amended by our board and stockholders in July 2006. The 2006 Plan is intended to attract and retain executive officers and other key executives to motivate them to achieve long-term corporate objectives and to align their interests with those of our stockholders. Our board of directors and stockholders approved our company’s 2004 Stock Incentive Plan, or the 2004 Plan, as of January 2004. The 2004 Plan was amended by our board and stockholders in July 2004. The 2004 Plan is intended to attract and retain senior management, key employees, directors and selected consultants, to motivate them to achieve long-term corporate objectives and to align their interests with those of our stockholders. The following summarizes material provisions of the Existing Plans. Unless otherwise noted, the provisions in the 2006 Plan and the 2004 Plan are the same.

Administration.  Our board of directors has appointed the Compensation Committee to administer the Existing Plans. The Compensation Committee interprets the Existing Plans, establishes and modifies administrative rules for the Existing Plans and imposes the terms and conditions of and restrictions on awards. The Compensation Committee may delegate its powers and authority under or relating to the Existing Plans to a subcommittee or to designated officers.

Shares Reserved.  Under the Existing Plans, there are 3,843,095 shares of common stock authorized for issuance (subject to future adjustment) and options to purchase 2,923,945 shares of our common stock were outstanding as of December 31, 2010. Shares of common stock covered by any unexercised portion of terminated options (including canceled options), shares of common stock that are forfeited and shares of common stock subject to any award that are otherwise surrendered by a participant are subject to subsequent award under the Existing Plans. Shares of common stock subject to any options that have been surrendered in connection with the exercise of stock appreciation rights are not available for subsequent award under the Existing Plans, but shares of common stock issued in payment of such stock appreciation rights do not count against the number of shares available for issuance under the Existing Plans. In the event of the exercise of stock appreciation rights not granted in tandem with options, only the number of shares of common stock actually issued in payment of such stock appreciation rights are charged against the number of shares available for grant under the Existing Plans.

Eligibility.  Subject to certain procedural requirements and limitations, all of our employees and directors and certain consultants are eligible to participate in the 2004 Plan and executive officers and other key executives are eligible to participate in the 2006 Plan.

Available Awards Under the Existing Plans.  Our Compensation Committee may grant any of the following under the Existing Plans: incentive stock options; non-qualified stock options; stock appreciation rights; restricted share awards; and restricted unit awards.

Stock Options.  Options granted under our Existing Plans may be either incentive or non-qualified stock options. The Compensation Committee may grant options to purchase shares of our common stock in amounts, at exercise prices and on other terms and conditions consistent with the terms of our Existing Plans, as established by the Compensation Committee. The terms of options granted under our Existing Plans are provided in an award agreement and, in all cases, at exercise prices that equal or exceed the fair market value of our common stock on the date of grant. For incentive stock options, the exercise price must be equal to at least 110% of the fair market value of our common stock on the date of grant if the recipient is a holder of more than 10% of the voting power of our capital stock. Generally, stock options expire ten years after their grant date. If an incentive stock option is granted to a holder of more than 10% of the voting power of our capital stock, the maximum term is five years. The Compensation Committee sets option vesting and exercise schedules and, unless otherwise provided in an award agreement, 33% of an option will vest and become exercisable on each of the first three anniversaries of the date of grant. Options are non-transferable, except under limited circumstances as described in the Existing Plans. An option holder must pay the exercise price in full at the time of exercise. The exercise price is payable in cash, shares of our common stock, a combination of cash and shares or such other consideration as the Compensation Committee may deem appropriate. An option holder may pay the exercise price by cashless exercise, whereby shares of our common stock are issued directly to the holder’s broker on receipt of an irrevocable written notice of exercise from the holder. As of December 31, 2010, we had options to purchase 2,923,945 shares of our common stock outstanding under the Existing Plans, with a weighted average exercise price of $7.90 per share.

Stock Appreciation Rights.  Stock appreciation rights may be granted alone or in conjunction with option grants. The exercise price of a stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant and, if granted in conjunction with an option, also may not be less than the exercise price for the related option. A stock appreciation right granted in conjunction with an option may be granted simultaneously with or, in the case of a non-qualified stock option, subsequent to the grant of the related option. Upon the exercise of an option, the related stock appreciation right expires and, similarly, on exercise of a stock appreciation right, the related option expires. Upon the exercise of a stock appreciation right, the holder receives the per share difference between the exercise price of the stock appreciation right and the fair market value of our common stock on the date of its exercise. Upon the exercise of stock appreciation rights, the number of shares issuable on exercise under any related options will be automatically reduced by the number of shares represented by the options surrendered as a result of the exercise of such stock appreciation rights. Upon the exercise of stock appreciation rights, we may pay the participant in cash, common stock or any combination thereof, as determined by the Compensation Committee. The terms and conditions of stock appreciation rights, including vesting, exercisability and transferability, are generally the same as those described above for stock options. As of December 31, 2010, we had not granted any stock appreciation rights under the Existing Plans.

Restricted Share Awards.  The Compensation Committee may grant awards of restricted shares of our common stock. The Compensation Committee sets forth the terms and conditions of and restrictions on restricted share awards in an award agreement. Unless otherwise provided in an award agreement, the recipient of a restricted share award becomes a stockholder of our company with respect to all awarded shares and has all rights of a stockholder, including the rights to vote and to receive dividends. Any shares of common stock distributed as a dividend or otherwise with respect to any restricted shares for which the restrictions have not yet lapsed are, however, subject to the same restrictions as the underlying restricted shares. Restrictions placed on a restricted share award lapse on (1) the expiration or termination of the forfeiture period, (2) the satisfaction of any conditions prescribed by the Compensation Committee or (3) a change in control of our company. As of December 31, 2010, we had not granted any restricted share awards under the Existing Plans.

Restricted Unit Awards.  The Compensation Committee may grant awards of restricted units, representing the right to receive shares of our common stock based on a participant’s completion of service or achievement of performance or other objectives. The Compensation Committee provides the terms and conditions of and restrictions on restricted units in a restricted unit award agreement. We do not issue shares of common stock in respect of a restricted unit award and no recipient of restricted units will have any rights as a stockholder of our company, unless and until the lapse or release of all applicable restrictions. On the lapse or release of all restrictions, we will deliver one or more share certificates to the restricted unit recipient for the appropriate number of shares, free of any restrictions set forth in the award agreement or the Existing Plans. Other than rendering services, our restricted unit award recipients are not required to deliver any cash or other consideration in order to receive shares of our common stock issuable on the lapse or release of all restrictions. As of December 31, 2010, we had not granted any restricted unit awards under the Existing Plans.

Performance Awards.  The Compensation Committee may grant performance awards. Performance awards afford the recipient the right to receive a payment, subject to the recipient’s achievement of performance targets during the award period, which generally is two or more years. Performance award payments may equal (1) the fair market value of a specified number of shares of our common stock, (2) any increases in the fair market value of our common stock during the award period and/or (3) a fixed cash amount. The Compensation Committee may grant performance awards in conjunction with restricted share awards. Performance targets established by the Compensation Committee may vary for different award periods and are not necessarily the same for each participant receiving a performance award in a period. Payments of earned performance awards may be made in cash, shares of our common stock or any combination of cash and shares. The Compensation Committee sets the terms and conditions of any payment of earned performance awards. As of December 31, 2010, we had not granted any performance awards under the Existing Plans.

Termination of Employment.  Unless otherwise provided in the applicable award agreement, any unvested portion of stock options or stock appreciation rights granted under the Existing Plans is cancelled on the termination of a participant’s employment or other service with our company. If a participant’s employment with us terminates for a reason other than his/her death, disability or retirement or termination of the participant’s employment by us, other than for cause, the participant generally may exercise, within 30 days of his/her termination, all stock options and stock appreciation rights exercisable at the time of termination. A participant (or his/her estate) would have 90 days from termination in which to exercise all stock options and stock appreciation rights exercisable at the time of his/her termination, if such termination is by reason of his or her death, disability or retirement or termination of the participant’s employment by us other than for cause. Stock options and stock appreciation rights are not exercisable after the expiration of their terms.

Restricted share awards will terminate unless the participant continues in the service of our company until the expiration of the forfeiture period for such awards and satisfies any conditions set forth in the award agreement. Additionally, a participant will not earn performance awards for any award period during which the participant’s employment is terminated, except for specific circumstances provided in the Existing Plans, such as the participant’s death or disability.

Amendment and Termination of the Existing Plans.  Our Compensation Committee may amend or terminate the Existing Plans at any time so long as such amendment or termination does not materially adversely affect the rights of any participant previously granted an option or other award under the Existing Plans. Any award outstanding at the time of the applicable Existing Plan’s termination may be exercised after such termination and prior to the expiration date of such award to the same extent that such award would have been exercisable had the applicable Existing Plan not been terminated.

401(k) Plan

On October 1, 2003, we began a 401(k) plan covering all eligible employees. Subject to certain dollar limits, eligible employees may contribute a portion of their pre-tax annual compensation to the plan. We currently contribute up to 50% of the first 3% of the gross salary of the employee, which vests immediately.

Director Compensation

The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2010. No formal director compensation policy existed for 2010.

In connection with this offering, the company has adopted formal director compensation payments for its non-employee directors in 2011 as follows: an annual retainer of $75,000, an annual payment of $10,000 for each committee chair and an annual payment of $7,500 for each committee on which the non-employee director serves. These payments may be made in cash or stock, at the election of the director. In addition, each non-employee director will receive a grant of options to purchase common stock with a value equal to $90,000 (based on the Black-Scholes value of grant).

Fees Earned
Name	or Paid in Cash ($)		Option Awards($)(3)		Total ($)

Steven I. Bandel	—		—		—
Charles H. Fine	5,811	(1)	273,738	(4)	279,549
Alan E. Goldberg	—		—		—
Lance L. Hirt	—		—		—
Robert D. Lindsay	—		—		—
Thomas J. Meredith	21,714	(2)	2,649,245	(5)	2,670,959
Andrew S. Weinberg	—		—		—

(1)	Includes $5,000 in directors’ fees and $811 in out of pocket reimbursements.

(2)	Includes $21,714 in out of pocket reimbursements.

(3)	The amounts reported in this column represent the aggregate grant date fair value of option awards granted to directors in accordance with ASC Topic 718. See note 2 to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the ASC Topic 718 value of our stock options.

(4)	Related to the grant of the option to purchase 20,000 shares of common stock on July 27, 2010 with a fair value of $273,738. As of December 31, 2010, Mr. Fine held 30,000 options to purchase our common stock.

(5)	Related to the grant of the option to purchase 200,000 shares of common stock. Of these options, 106,250 were granted on December 15, 2010 with a fair value of $1,487,064 and 93,750 were granted on July 27, 2010 with a fair value of $1,162,181. As of December 31, 2010, Mr. Meredith held 200,000 options to purchase our common stock.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders,

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	unlawful payment of dividends or unlawful stock repurchases or redemptions and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of our directors and executive officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation amended and restated bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Since January 1, 2008, we have engaged in the following transactions, other than compensation arrangements, with our directors, executive officers and holders of more than 5% of our voting securities, and certain affiliates of our directors, executive officers and 5% stockholders required to be disclosed by SEC rules:

In the normal course of business, we enter into transactions with affiliated companies. Affiliated companies are those in which we own a small ownership interest, normally equal to or less than 20%.

In February, 2006, we acquired, for an aggregate purchase price of $10,000,000, 14.29% of the issued and outstanding shares of Series A Common Stock of Movida Communications, Inc., which had two series of common stock, Series A voting common stock and Series B non-voting common stock. In March, 2008, Movida Communications, Inc. filed a petition for protection under Chapter 11 of the Bankruptcy Code. During the year ended December 31, 2008, we sold handheld devices to Movida Communications, Inc. in the amount of $5.6 million. There were no sales to this affiliated company for the years ended December 31, 2009 and 2010. As of December 31, 2009 and 2010, we had no accounts receivable from such affiliated company and we no longer do business with them.

On September 26, 2007, we purchased a 20% equity interest in Grupo Tesema Inc., a Panama corporation (“Grupo Tesema”), which owned Crisma Comercializadora S.A.S. f/k/a Crisma Comercializadora Ltda. (“Crisma Comercializadora”) and Crisma S.A.S. f/k/a Crisma Limitada (“Crisma”). During the years ended December 31, 2009 and 2008, we sold handheld devices to Crisma Comercializadora, in the amount of $5.6 million and $34.1 million, respectively. As of December 31, 2009, we had $2.1 million in accounts receivable from Crisma Comercializadora. In January 2010, we acquired 100% of Crisma in exchange for our 20% equity interest in Grupo Tesema.

In November 2008, 1945/1947 Turnberry CV, a member company of the Cisneros Group, paid Brightstar $4.7 million pursuant to a guaranty agreement under which the Cisneros Group had guaranteed certain obligations of Movida Communications, Inc., a customer of Brightstar. At the time, Steven I. Bandel, a director of Brightstar was also an Executive President and Chief Operating Officer of the Cisneros Group of Companies. The guaranty was subsequently terminated and releases were exchanged.

During 2008, we paid $0.1 million to Charles H. Fine, one of our directors, for consulting services.

On December 31, 2008, Mitsui & Co., Ltd., one of our redeemable convertible preferred stockholders, had a non-controlling ownership interest in our Australian subsidiary and our subsidiary in Singapore. In March 2009, Mitsui & Co., Ltd. elected to convert its investment in Singapore into 493,828 shares of our Series C Redeemable Convertible Preferred Stock. This effectively reduced their non-controlling interest from 30% to zero. At the same time, we also repurchased the ownership interest of Mitsui & Co., Ltd. in our subsidiary in Australia for $40.0 million in cash. This effectively reduced their non-controlling interest in this subsidiary from 40% to zero. As a result, both subsidiaries became wholly owned by us.

On December 31, 2008, we acquired a 10% non-controlling interest in Brightstar US held by Denise Gibson, formerly the president of Brightstar US and Canada, Inc., in a transaction accounted for as a purchase. The fair value of the net assets acquired amounted to $4.9 million, including intangibles other than goodwill of $2.7 million.

During the first quarter of 2009, we made net advances to R. Marcelo Claure, our Chief Executive Officer of $0.2 million. These advances are interest free and have no stated maturity. During the third quarter of 2009, those advances were later approved as additional compensation by our board of directors.

In March 2009, one of our employees, Jaime Narea, entered into an ownership interest exchange with us wherein the employee exchanged 9.8% of a non-controlling interest in one of our consolidated subsidiaries for 40,000 shares of common stock of the Company. This effectively reduced the non-controlling interest held by the employee from 49% to 39.2%.

In connection with our investment in real estate and the leasing of one of the units in Venezuela, we engaged a relative of our Chief Executive Officer and controlling stockholder to provide real estate services. The total amount for this service amounted to $0.5 million, which was paid in February 2010.

Stockholders’ Agreement

Following the completion of the offering, the only material provision of our Fourth Amended and Restated Stockholders’ Agreement that will remain in effect relates to the registration rights and the only related parties entitled to these registration rights are Lindsay Goldberg. This registration rights provision provides the holders of a majority of (i) the Series E Preferred Stock, who will collectively own          shares of Class A common stock after the offering, (ii) the Series B and Series C Redeemable Convertible Preferred Stock, who will own          shares of Class A common stock after the offering, and (iii) the Series D Redeemable Convertible Preferred Stock, who will own          shares of Class A common stock after the offering, at any time after this offering, subject to certain limitations set forth in the Stockholders’ Agreement, the right to demand that we register our Class A common stock they hold upon conversion of their respective redeemable convertible preferred stock under the Securities Act. In addition, the holders of Class A common stock issued upon conversion of our Series B, C, D or E Redeemable Convertible Preferred Stock in connection with this offering, as well as Telepark Corp. (or its permitted assignees), will have unlimited “piggyback” registration rights with respect to their Class A common stock in connection with our future registrations of Class A common stock.

Brightstar Europe

In April 2007, we entered into a shareholders’ agreement with Tech Data related to the establishment and operation of Brightstar Europe. In connection with the shareholders’ agreement, we invested $10.0 million for 50% ownership of Brightstar Europe, and we agreed to make available a loan facility to fund the operations of Brightstar Europe for $40.0 million. As of December 31, 2010, we had fully funded the $40.0 million loan facility. Each shareholder holds 50% of the capital of Brightstar Europe and each party agrees to provide 50% of the future funding of the joint venture. We account for this investment using the equity method of accounting, as we consider it a variable interest entity for which we are not the primary beneficiary.

Statement of Policy on Related Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest, and, in connection with this offering, we intend to adopt a policy to which all related party transactions will be subject. Pursuant to the policy, the audit committee of our board of directors, or in the case of a transaction in which the aggregate amount is, or is expected to be, in excess of $     , the board of directors, will review the relevant facts and circumstances of all related party transactions, including, but not limited to, (i) whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and (ii) the extent of the related party’s interest in the transaction. Pursuant to the policy, no director, including the chairman of the audit committee, may participate in any approval of a related party transaction to which he or she is a related party.

The audit committee, or our board of directors in the case of a transaction in which the aggregate amount is, or is expected to be, in excess of $     , will then, in its sole discretion, either approve or disapprove the transaction.

Certain types of transactions, which would otherwise require individual review, have been pre-approved by the audit committee. These types of transactions include, for example, (i) compensation to an officer or director where such compensation is required to be disclosed in our proxy statement, (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction and (iii) transactions involving competitive bids or fixed rates. Additionally, pursuant to the terms of our related party transaction policy, all related party transactions are required to be disclosed in our applicable filings as required by the Securities Act and the Exchange Act and related rules. Furthermore, any material related party transactions are required to be disclosed to the full board of directors. In connection with becoming a public company, we will establish new internal policies relating to disclosure controls and procedures, which we expect will include policies relating to the reporting of related party transactions that are pre-approved under our related party transactions policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2011, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of March 31, 2011. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes shares of Class A common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on 18,182,267 shares of common stock outstanding as of March 31, 2011 (assuming the conversion of our redeemable convertible preferred stock into           shares of common stock) and           shares of Class A common stock and           shares of Class B common stock outstanding after the completion of this offering, assuming (i) the conversion of our redeemable convertible preferred stock into           shares of Class A common stock, (ii) no exercise of the underwriters’ option to purchase additional shares and (iii) the conversion of           shares of our common stock owned by Mr. Claure into           shares of Class A common stock and           shares of Class B common stock, and the conversion of           shares of our common stock owned by other shareholders into           shares of Class A common stock. Unless otherwise indicated, the address for each listed stockholder is: c/o Brightstar Corp., 9725 N.W. 117th Ave., Miami, Florida 33178. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

			Number of	Shares Beneficially Owned After the Offering(1)
	Shares Beneficially Owned		Class A	Class A Common Stock Beneficially Owned			Class B Common Stock Beneficially Owned
Name and Address of 5%	Before the Offering		Shares Being			% of Total			% of Total
Beneficial Owner	Number	Percent	Offered	Number	Percent	Voting Power	Number	Percent	Voting Power

LG Brightstar LLC(2)	14,975,309	39.7%					—	—	—
Mitsui & Co., Ltd.(3)	2,993,828	7.9%					—	—	—

				Number of	Shares Beneficially Owned After the Offering(1)
	Shares Beneficially Owned			Class A	Class A Common Stock Beneficially Owned			Class B Common Stock Beneficially Owned
Name and Address of	Before the Offering			Shares Being			% of Total			% of Total
Directors or Officers	Number		Percent	Offered	Number	Percent	Voting Power	Number	Percent	Voting Power

R. Marcelo Claure	15,867,419	(4)	42.1%						100%
Dennis J. Strand(5)	375,000		*	—	500,000	*	*	—	—	—
Michael J. Cost(6)	200,000		*	—	200,000	*	*	—	—	—
Rod J. Millar	—		—	—	—	—	—	—	—	—
Arturo A. Osorio(7)	18,667		*	—	18,667	*	*	—	—	—
Oscar A. Rojas	—		—	—	—	—	—	—	—	—
Oscar J. Fumagali(8)	93,750		*	—	93,750	*	*	—	—	—
Steven I. Bandel	—		—	—	—	—	—	—	—	—
Rafael M. de Guzman III(9)	12,500		*	—	12,500	*	*	—	—	—
Charles H. Fine(10)	10,000		*	—	10,000	*	*	—	—	—
Alan E. Goldberg(2)	—		—	—	—	—	—	—	—	—
Lance L. Hirt(11)	—		—	—	—	—	—	—	—	—
Robert D. Lindsay(2)	—		—	—	—	—	—	—	—	—
Thomas J. Meredith(12)	156,250		*	—	156,250	*	*	—	—	—
Andrew S. Weinberg(11)	—		—	—	—	—	—	—	—	—
All of our Directors and officers as a Group	16,733,586		46.5%

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. See “Underwriters.”

(2)	LG Brightstar LLC, an affiliate of Lindsay Goldberg, currently owns 13,975,309 shares of our Series D Redeemable Convertible Preferred Stock which are convertible into shares of our common stock at a ratio of 1 to 1 and 1,000,000 shares of our common stock. The address of LG Brightstar LLC is 630 Fifth Avenue, 30th Floor, New York, NY 10111.

All of the members’ interests in LG Brightstar LLC are owned by affiliates of Lindsay Goldberg LLC. Such affiliates of Lindsay Goldberg have sole voting power and investment power with respect to shares of our capital stock owned by LG Brightstar LLC. Messrs. Goldberg and Lindsay have dispositive voting or investment control over the entities or funds affiliated with Lindsay Goldberg that control LG Brightstar LLC and thus have dispositive voting control over the shares held by LG Brightstar LLC through the general partner. Each of Messrs. Goldberg and Lindsay disclaims beneficial ownership of the shares of our capital stock held by LG Brightstar LLC, except to the extent of their pecuniary interest therein.

(3)	Mitsui & Co., Ltd. currently owns 2,500,000 shares of our Series B Redeemable Convertible Preferred Stock and 493,828 shares of our Series C Redeemable Convertible Preferred Stock which are convertible into shares of our common stock at a ratio of 1 to 1. The address of Mitsui & Co., Ltd. is 200 Park Avenue, New York, NY 10166.

(4)	Includes (i)14,525,551.6073 shares of common stock held by Mr. Claure individually; (ii) 15,541.0927 shares of common stock held by RMC, Inc., a Nevada corporation (“RMC”), which is 100% owned by the Claure Management Trust, of which Mr. Claure is the settlor; and (iii) 1,326,326.3 shares of common stock held by N&P Holdings, Limited Partnership, a Nevada limited partnership with RMC as general partner and The Claure GRAT #1 and The Claure GRAT #2 as its only limited partners, for both of which Mr. Claure serves as the settlor and trustee.

(5)	Includes 375,000 shares of common stock issuable pursuant to immediately exercisable stock options and 500,000 shares of common stock issuable pursuant to immediately exercisable options following this offering.

(6)	Includes 200,000 shares of common stock issuable pursuant to immediately exercisable stock options.

(7)	Includes 18,667 shares of common stock issuable pursuant to immediately exercisable stock options.

(8)	Includes 93,750 shares of common stock issuable pursuant to immediately exercisable stock options.

(9)	Includes 12,500 shares of common stock issuable pursuant to immediately exercisable stock options.

(10)	Includes 10,000 shares of common stock issuable pursuant to immediately exercisable stock options.

(11)	By virtue of their affiliation with Lindsay Goldberg, an affiliate of LG Brightstar LLC, each of Messrs. Hirt and Weinberg may be deemed to have or share beneficial ownership of all the shares of capital stock held of record by LG Brightstar LLC. Each of Messrs. Hirt and Weinberg disclaims beneficial ownership of the shares of our capital stock held of record by LG Brightstar LLC, except to the extent of their pecuniary interest therein.

(12)	Includes 156,250 shares of common stock issuable pursuant to immediately exercisable stock options.

DESCRIPTION OF CAPITAL STOCK

As of March 31, 2011, there were 18,182,267 shares of common stock outstanding which were held of record by 13 stockholders. In addition, as of March 31, 2011, we had shares of Series B Redeemable Convertible Preferred Stock, C Redeemable Convertible Preferred Stock, D Redeemable Convertible Preferred Stock and E Redeemable Convertible Preferred Stock outstanding. Following this offering, our authorized capital stock will consist of           shares of Class A common stock, par value $0.0001 per share,           shares of Class B common stock, par value $0.0001 per share, and           shares of preferred stock, par value $      per share.

The following descriptions are summaries of the material terms of our Certificate of Incorporation and By-laws as will be in effect immediately following the offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Certificate of Incorporation and By-laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

Common Stock

Class A Common Stock

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. In addition, any director that is intended by our board of directors to be designated as “independent” will be elected by holders of Class A and Class B common stock, voting together as a single class, with each holder entitled to one vote per share. Our certificate of incorporation will provide that at least three directors will be designated as “independent”, and the board may determine to designate additional directors as independent from time to time. It is the current expectation that we will invoke a “controlled company” exception to the Nasdaq Stock Market rules so that a majority of the board of directors will not be independent.

Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Any dividend paid in respect of our Class A common stock must also be paid in respect of our Class B common stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock and Class B common stock will be entitled to receive pro rata our remaining assets available for distribution.

Class B Common Stock

Holders of our Class B common stock are entitled to 5 votes for each share held of record on all matters submitted to a vote of stockholders, except with respect to the election of any director that is intended by our board of directors to be designated as “independent.” With respect to the election of such independent directors, holders of Class A and Class B common stock will be entitled to one vote per share and will vote together as a single class. Our certificate of incorporation will provide that at least three directors will be designated as “independent”, and the board may determine to designate additional directors as independent from time to time. It is the current expectation that we will invoke a “controlled company” exception to the Nasdaq Stock Market rules so that a majority of the board of directors will not be independent. In addition, in the event of (a) the merger or sale of the company or all or substantially all of the assets of the company, (b) the liquidation, dissolution or winding up of the company, (c) a fundamental change to the nature or type of business as conducted by the company on       , or (d) any amendment to our certificate of incorporation that would increase the authorized capital stock of the company, Class B common stock will be entitled to one vote per share. In the event that Mr. Claure beneficially owns shares of our common stock representing less than 20% of the total number of shares outstanding or the company is no longer certified as a minority business enterprise, the Class B common stock will automatically convert into Class A common stock. Currently, the Company is certified as a minority business enterprise by the National Minority Supplier Development Council, which requires that the certified company be a for-profit enterprise, physically located in the United States or its trust territories, and be owned, operated and controlled by minority group members. A minority group member is an individual who is a U.S. citizen with a heritage of at least 25% from a specified list, which includes Hispanic heritage from any of the Spanish-speaking areas of South America. A company may be certified as a minority business enterprise if the minority owners control the day-to-day operations of the company, retain at least 51% of the company’s voting equity, have the power to elect the majority of the board of directors and own at least 30% of the economic equity of the company. Currently, R. Marcelo Claure, a U.S. citizen with Hispanic heritage from a Spanish-speaking country in South America, controls the day-to-day operations of the Company, collectively owns, directly and indirectly, 87.2% of the Company’s voting equity, has the voting power to appoint a majority of the board of directors and collectively owns, directly and indirectly, 42.1% of the Company’s economic equity. After this offering, Mr. Claure will retain the voting power to elect a majority of the board of directors and will own     % of the Company’s voting equity and     % of the Company’s economic equity. In addition, in the event Mr. Claure sells, disposes or otherwise transfers his shares of Class B common stock to a third party, such Class B common stock will automatically convert to Class A common stock.

Holders of our Class B common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Any dividend paid in respect of our Class B common stock must also be paid in respect of our Class A common stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock and Class B common stock will be entitled to receive pro rata our remaining assets available for distribution.

Preferred Stock

The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Delaware Law

Following consummation of this offering, we will be subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Voting Rights

All elections of directors shall be determined by a plurality vote and, except as provided by applicable law or our certificate of incorporation, all other matters shall be determined by a majority of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present or represented at a meeting of the stockholders, voting together as a single class. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to 5 votes per share, except as described above under “Class B Common Stock”. In addition, amendments to the amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock or Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock shall be approved upon the affirmative vote of the holders of a majority of the shares of Class A common stock and Class B common stock voting together as a single class.

No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of any class of common stock. Upon consummation of this offering, all of our outstanding shares of common stock are legally issued, fully paid and nonassessable.

Listing

We intend to apply to list the Class A common stock on The Nasdaq Stock Market under the symbol “STAR.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Class A common stock is                         .

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock Class A by a beneficial owner that is a “Non-U.S. Holder,” other than a Non-U.S. Holder that owns, or has owned, actually or constructively, more than 5% of our Class A common stock. A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “Non-U.S. Holder” does not include a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our Class A common stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and partners in such partnerships are urged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our Class A common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of its particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Dividends paid to a Non-U.S. Holder of our Class A common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. person. In this case, the Non-U.S. Holder will not be subject to any U.S. withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements. In general, the Non-U.S. Holder will be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding. A foreign corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Class A Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (subject to an applicable income tax treaty providing otherwise), or

•	we are or have been a United States real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and our Class A common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If a Non-U.S. Holder is engaged in a trade or business in the United States and gain recognized by the Non-U.S. Holder on a sale or other disposition of our Class A common stock is effectively connected with the conduct of such trade or business, the Non-U.S. Holder will generally be taxed in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise. Non-U.S. Holders whose gain from dispositions of our common stock may be effectively connected with the conduct of a trade or business in the United States are urged to consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our Class A common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our Class A common stock and the Non-U.S. Holder may be subject to U.S. backup withholding on dividend payments on our Class A common stock or on the proceeds from a sale or other disposition of our Class A common stock. The certification procedures required to claim a reduced rate of withholding under a treaty described above under “— Dividends” will satisfy the certification requirements necessary to avoid backup withholding as well, as long as the payer does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent Legislation

Recent legislation generally imposes a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries) after December 31, 2012 of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. These requirements are different from, and in addition to, the beneficial owner certification requirements described above. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, our Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, including shares issued upon conversion of outstanding Class B common stock, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have           shares of Class A common stock outstanding assuming the conversion of           shares of our common stock into           shares of Class A common stock, the conversion of our redeemable convertible preferred stock into           shares of Class A common stock, the exercise of the underwriters’ option to purchase additional shares and no exercise of any options and warrants outstanding as of March 31, 2011. We will also have           shares of Class B common stock outstanding, which are convertible into           shares of Class A common stock at any time and, under certain circumstances, will automatically be converted to shares of Class A common stock. Of these shares,           shares of Class A common stock, or           shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates”, as that term is defined in Rule 144 under the Securities Act. The remaining           shares of Class A common stock and Class B common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual lock-up periods described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares of Class A common stock	Date

On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
After 365 days from the date of this prospectus (assuming the company remains certified as a minority business enterprise for at least 365 days following the date of this prospectus).

Number of Shares of Class B common stock	Date

On the date of this prospectus.
After 90 days from the date of this prospectus
After 180 days from the date of this prospectus (subject, in some cases to volume limitations).
After 365 days from the date of this prospectus (assuming the company remains certified as a minority business enterprise for at least 365 days from the date of this prospectus).

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our Class A common stock or Class B common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock or Class B common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly reported volume of trading of our Class A common stock or Class B common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six-month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our Class A common stock or Class B common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Class A common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144, and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of           shares of Class A common stock (including shares of Class A common stock issuable upon the conversion of our redeemable convertible preferred stock), will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions.”

Lock-up Agreements

Our officers, directors and substantially all of our stockholders have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or Class B common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for Class A common stock or Class B common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock or Class B common stock for a period of at least 180 days (or at least 365 days in the case of Mr. Claure, as long as the company remains certified as a minority business enterprise) (or as extended) after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC.

UNDERWRITING

We and the selling stockholders are offering the shares of Class A common stock described in this prospectus through a number of underwriters. Goldman, Sachs & Co., J.P. Morgan Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters listed in the table below. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Number of
Underwriters	Shares

Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
RBC Capital Markets, LLC
Stifel, Nicolaus & Company, Incorporated
Houlihan Lokey Capital, Inc.
Needham & Company, LLC
Oppenheimer & Co. Inc.
Wedbush Securities Inc.

Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us and the selling stockholders if they purchase any shares other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have an option to purchase up to           additional shares of Class A common stock from us and the selling stockholders if sales of shares by the underwriters exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts are equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us and the selling stockholders per share. The underwriting discounts are $      per share. The following table shows the per share and total underwriting discounts to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting Discounts

	Paid by Brightstar Corp.		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share
Total

The underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any or all orders in whole or in part.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to limited exceptions, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event or (ii) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Directors, executive officers, stockholders and optionees holding more than     % of our fully diluted shares prior to the offering, including all of our selling stockholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions (including an exception with respect to shares sold by selling stockholders in this offering), for a period of at least 180 days after the date of this prospectus (except for Mr. Claure, whose lock-up agreement is for a period of at least 365 days as long as the company remains certified as a minority business enterprise), may not, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, dispose of or hedge any of our Class A common stock or Class B common stock or securities convertible into or exchangeable for shares of Class A common stock or Class B common stock (including shares of common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant).

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

We intend to apply to list the Class A common stock on The Nasdaq Stock Market under the symbol “STAR.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for or purchasing and selling Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering and purchasing Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that, if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Stock Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in that Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

United Kingdom

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

Our securities may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. Our securities have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts, will be approximately $      million.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, affiliates of certain underwriters are agents or lenders under our ABL Revolver, and have received and will receive compensation from us in connection with the ABL Revolver. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for Brightstar by K&L Gates LLP, Miami, Florida and Davis Polk & Wardwell LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Brightstar Corp. and subsidiaries as of December 31, 2009 and 2010, and for each of the years in the three-year period ended December 31, 2010, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. The other information we file with the SEC is not part of the registration statement of which this prospectus forms a part. Our report and other information that we have filed or may in the future file with the SEC are not incorporated by reference into and do not constitute a part of this prospectus.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.brightstarcorp.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Financial Statements
Report of KPMG LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010 and March 31, 2011 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-8
Financial Statement Schedule
Schedule II — Valuation and Qualifying Accounts	F-67

REPORT OF KPMG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Brightstar Corp.:

We have audited the accompanying consolidated balance sheets of Brightstar Corp. and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brightstar Corp. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Miami, Florida

March 31, 2011, except for the financial statement schedule, earnings per share information and Note 3, as to which the date is April 14, 2011 and Note 19, as to which the date is May 23, 2011.

Certified Public Accountants

BRIGHTSTAR CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,		March 31,
	2009	2010	2011
			(Unaudited)
	(In thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$239,859	$159,161	$102,541
Restricted cash	48,619	1,832	18,021
Accounts receivable — trade, net of allowance for doubtful accounts of $11.8 million, $18.4 million and $15.3 million (unaudited) as of December 31, 2009 and 2010, and March 31, 2011, respectively	969,184	1,376,445	1,143,762
Inventories	239,988	612,396	758,123
Prepaid expenses and other current assets	124,666	87,729	93,275
Deferred income taxes	23,129	36,357	35,507

Total current assets	1,645,445	2,273,920	2,151,229
Property and equipment — net	28,445	33,965	34,030
Deferred income taxes	18,214	19,447	19,456
Investments — equity method	38,248	73,514	77,271
Other assets	83,487	95,724	103,612

Total assets	$1,813,839	$2,496,570	$2,385,598

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, accrued expenses and other current liabilities	$898,197	$1,464,725	$1,328,930
Lines of credit, trade facilities and current portion of term debt	329,111	201,219	143,980
Convertible senior subordinated notes	21,004	—	—
Deferred income taxes	4,289	—	89

Total current liabilities	1,252,601	1,665,944	1,472,999
Senior notes	—	250,000	250,000
Long-term debt, excluding current portion	51,733	2,586	56,351
Deferred income taxes	5,673	1,618	1,613
Other long-term liabilities	9,319	9,610	13,415

Total liabilities	1,319,326	1,929,758	1,794,378

Commitments and contingencies

Redeemable convertible preferred stock, net (redemption value — $365.6 million, $412.4 million and $418.7 million (unaudited) as of December 31, 2009 and 2010, and March 31, 2011, respectively	362,377	409,090	415,359

Stockholders’ equity:
Common stock. Authorized 50,000,000 shares of $0.0001 par value per share 18,176,167, 18,182,267 and 18,182,267 (unaudited) shares issued and outstanding as of December 31, 2009 and 2010, and March 31, 2011, respectively	2	2	2
Additional paid-in capital	48,074	50,535	52,016
Retained earnings	74,208	85,521	96,927
Accumulated other comprehensive income	3,796	13,799	18,152

Total Brightstar Corp. stockholders’ equity	126,080	149,857	167,097
Non-controlling interest	6,056	7,865	8,764

Total stockholders’ equity	132,136	157,722	175,861

Total liabilities and stockholders’ equity	$1,813,839	$2,496,570	$2,385,598

See accompanying notes to consolidated financial statements.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands, except share and per share data)

Revenue	$3,550,165	$2,718,652	$4,612,863	$767,377	$1,267,874
Cost of revenue	3,254,167	2,354,016	4,218,979	682,678	1,157,310

Gross profit	295,998	364,636	393,884	84,699	110,564

Operating expenses:
Selling, general and administrative	174,287	161,806	235,239	46,788	65,278
Provision for bad debts	2,736	6,435	8,785	9,462	(607)
Depreciation and amortization	9,917	13,457	11,913	2,611	3,389
Public offering expenses	—	—	7,333	5,400	—

Total operating expenses	186,940	181,698	263,270	64,261	68,060

Operating income	109,058	182,938	130,614	20,438	42,504

Other income (expenses):
Interest income	14,206	21,278	7,139	1,826	1,460
Interest expense	(34,746)	(17,102)	(29,025)	(5,798)	(13,858)
Other income (expenses), net	(923)	(3,459)	2,159	8	1,805
Foreign exchange losses, net	(25,117)	(80,915)	(33,263)	(17,237)	(2,486)

Total other expenses	(46,580)	(80,198)	(52,990)	(21,201)	(13,079)

Income from continuing operations before provision for income taxes	62,478	102,740	77,624	(763)	29,425
Provision for income taxes	35,402	46,999	36,938	3,337	10,755

Income (loss) from continuing operations	27,076	55,741	40,686	(4,100)	18,670
(Loss) income from discontinued operations, net of taxes	(14,304)	2,595	(921)	(9)	(32)

Net income (loss)	12,772	58,336	39,765	(4,109)	18,638
Less: Net income attributable to non-controlling interest	18,107	4,095	2,385	331	965

Net (loss) income attributable to Brightstar Corp.	$(5,335)	$54,241	$37,380	$(4,440)	$17,673

Dividends on redeemable convertible preferred stock	—	22,635	26,067	6,254	6,267

Net (loss) income attributable to Brightstar Corp. common stockholders	$(5,335)	$31,606	$11,313	$(10,694)	$11,406

Net income attributable to participating securities	—	15,209	5,468	—	5,910
Net (loss) income attributable to common stockholders	(5,335)	16,397	5,845	(10,694)	5,496

Net (loss) income attributable to Brightstar Corp. common stockholders	$(5,335)	$31,606	$11,313	$(10,694)	$11,406

Basic earnings per share for common stock:
Income (loss) from continuing operations attributable to Brightstar Corp. common stockholders	$0.50	$0.83	$0.35	$(0.59)	$0.30
(Loss) income from discontinued operations attributable to Brightstar Corp. common stockholders	(0.79)	0.07	(0.03)	—	—

Net (loss) income attributable to Brightstar Corp. common stockholders	$(0.29)	$0.90	$0.32	$(0.59)	$0.30

Diluted earnings per share for common stock:
Income (loss) from continuing operations attributable to Brightstar Corp. common stockholders	$0.20	$0.78	$0.35	$(0.59)	$0.29
(Loss) income from discontinued operations attributable to Brightstar Corp. common stockholders	(0.41)	0.06	(0.03)	—	—

Net (loss) income attributable to Brightstar Corp. common stockholders	$(0.21)	$0.84	$0.32	$(0.59)	$0.29

Weighted average number of common shares outstanding:
Basic	18,134,166	18,163,037	18,181,347	18,178,538	18,182,267

Diluted	35,046,068	20,863,930	18,586,404	18,178,538	18,914,897

See accompanying notes to consolidated financial statements.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)
Years Ended December 31, 2008, 2009 and 2010, and the Unaudited Three Months Ended March 31, 2011

	Common Stock				Accumulated
	Number of		Additional		Other
	Shares	Par	Paid-In	Retained	Comprehensive	Non-Controlling		Comprehensive
	Outstanding	Amount	Capital	Earnings	Income (Loss)	Interest	Total	Income (Loss)
	(In thousands, except number of shares)

Balance — December 31, 2007	18,134,167	$2	$52,030	$53,377	$(2,255)	$43,399	$146,553	$(10,479)

Net income				(5,335)		18,107	12,772	12,772
Dividend paid to holder of non-controlling interest on subsidiary common stock						(863)	(863)
Purchase of non-controlling interest						(2,177)	(2,177)
Translation adjustment allocated to non-controlling interest						(9,375)	(9,375)	(9,375)
Foreign currency translation adjustments					(11,620)		(11,620)	(11,620)
Unrealized translation loss on intercompany long-term loan, net of deferred tax benefit of $1.3 million					(2,552)		(2,552)	(2,552)
Stock option expense			753				753
Dividends on common stock				(5,440)			(5,440)

Balance — December 31, 2008	18,134,167	2	52,783	42,602	(16,427)	49,091	128,051	$(10,775)

Net income				54,241		4,095	58,336	58,336
Dividend paid to holder of non-controlling interest on subsidiary common stock						(2,028)	(2,028)
Translation adjustment allocated to non-controlling interest						(229)	(229)	(229)
Foreign currency translation adjustments					16,932		16,932	16,932
Unrealized translation gain on intercompany long-term loan, net of deferred tax benefit of $(1.4) million					2,733		2,733	2,733
Unrealized gains on marketable equity securities					558		558	558
Issuance of common stock in exchange for a portion of non-controlling interest	40,000		996			(996)	—
Conversion of non-controlling interest in a subsidiary in exchange for convertible preferred stock			(4,501)			(5,499)	(10,000)
Reduction of tax benefit on expired stock options			(223)				(223)
Purchase of non-controlling interest			(1,622)			(38,378)	(40,000)
Issuance of common stock	2,000		16				16
Stock option expense			625				625
Cumulative dividends on redeemable convertible preferred stock				(22,635)			(22,635)

Balance — December 31, 2009	18,176,167	2	48,074	74,208	3,796	6,056	132,136	$78,330

Net income				37,380		2,385	39,765	39,765
Dividend paid to holder of non-controlling interest on subsidiary common stock						(576)	(576)
Foreign currency translation adjustments					10,382		10,382	10,382
Unrealized translation gain on intercompany long-term loan, net of deferred tax benefit of $(0.2) million					482		482	482
Unrealized losses on marketable equity securities					(861)		(861)	(861)
Reduction of tax benefit on expired stock options			(154)				(154)
Issuance of common stock	6,100		79				79
Stock option expense			2,536				2,536
Cumulative dividends on redeemable convertible preferred stock				(26,067)			(26,067)

Balance — December 31, 2010	18,182,267	2	50,535	85,521	13,799	7,865	157,722	$49,768

Net income (unaudited)				17,673		965	18,638	18,638
Dividend paid to holder of non-controlling interest on subsidiary common stock (unaudited)						(66)	(66)
Foreign currency translation adjustments (unaudited)					4,287		4,287	4,287
Unrealized translation gain on intercompany long-term loan, net of deferred tax benefit of $(0.1) million (unaudited)					258		258	258
Unrealized losses on marketable equity securities (unaudited)					(192)		(192)	(192)
Stock option expense (unaudited)			1,481				1,481
Cumulative dividends on redeemable convertible preferred stock (unaudited)				(6,267)			(6,267)

Balance — March 31, 2011 (unaudited)	18,182,267	$2	$52,016	$96,927	$18,152	$8,764	$175,861	$22,991

See accompanying notes to consolidated financial statements.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net income	$12,772	$58,336	$39,765	$(4,109)	$18,638
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of deferred loan costs	1,430	1,030	2,038	257	430
Share-based compensation expense	(728)	625	2,536	174	1,481
Provision for bad debts	4,339	6,435	8,785	9,462	(607)
Depreciation and amortization	9,917	13,457	11,913	2,611	3,389
Exchange loss (gain)	—	2,119	(2,112)	(1,887)	188
Loss (income) from equity method investments	2,906	(2,406)	(2,440)	(834)	(2,806)
Impairment on equity and cost method investments	3,098	4,300	—	—	—
Gain on sale of cost method investment	—	—	(923)	—	—
Impairment of upfront fee	—	—	11,005	—	—
Gain on sale of short-term investments	(4,003)	—	—	—	—
Deferred income tax provision	(4,623)	(1,334)	(22,389)	(853)	348
Lease incentive	2,137	—	—	—	—
Deferred rent	108	(141)	790	(26)	(178)
Loss on sale of subsidiary	—	714	—	—	—
Loss (gain) on sale of property and equipment	—	1,012	—	—	(25)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable — trade	64,246	(73,289)	(392,774)	26,029	237,297
Inventories	65,922	74,112	(364,938)	(93,363)	(144,647)
Prepaid expenses and other current assets	(10,203)	(13,530)	2,998	1,739	(5,319)
Other assets	(5,088)	(25,236)	27	4,749	2,036
Accounts payable, accrued expenses and other current liabilities	80,680	196,716	547,371	(55,266)	(135,061)
Other long-term liabilities	6,956	5,281	(959)	28	(2,887)

Net cash provided by (used in) operating activities	229,866	248,201	(159,307)	(111,289)	(27,723)

Cash flows from investing activities:
Capital expenditures	(9,335)	(6,436)	(15,479)	(4,279)	(2,573)
Purchases of equity and cost method investments	(11,500)	(26,053)	(32,789)	—	—
Proceeds from short-term loans	—	(28,889)	13,275	10,018	—
Proceeds from short-term investments	24,704	6,996	21,895	—	—
Purchases of short-term investments	(11,399)	—	—	—	—
Purchases of marketable equity securities, net	—	(17,070)	—	—	—
Purchases of real estate investments	—	(13,751)	(27,788)	(27,788)	—
Depreciation of real estate investments	—	115	2,088	499	522
Business acquisitions, net of cash acquired	—	—	(915)	901	—
Proceeds from sale of equity investments	—	—	1,866	—	—
Cash proceeds from sale of subsidiary	—	750	100	100	—
Long-term note receivable	—	—	—	—	(11,762)

Net cash used in investing activities	(7,530)	(84,338)	(37,747)	(20,549)	(13,813)

Cash flows from financing activities:
Proceeds from term loan	—	—	20,000	—	—
Payments on term loan	(7,500)	(10,000)	(77,500)	(2,500)	—
Proceeds from senior notes	—	—	250,000	—	—
Payments on borrowings on revolving credit facility	(2,896,696)	(2,504,167)	(4,257,271)	(880,368)	(1,296,314)
Proceeds from borrowings on revolving credit facility	2,925,596	2,484,872	4,081,227	851,423	1,350,239
(Payments) proceeds on other borrowings, lines of credit and trade facilities, net	(149,285)	(20,613)	56,277	29,762	(57,880)
Restricted cash	(58,361)	49,993	47,045	23,646	(16,226)
Cash paid for acquisition of non-controlling interest	(1,000)	(40,000)	—	—	—
Proceeds from issuance of common stock under stock option plans	—	16	79	79	—
Debt issuance costs	(1,034)	—	(9,797)	—	—
Dividend payments to non-controlling interest stockholder	(863)	(2,028)	(576)	(325)	(66)
Dividend payments to common stockholders	(5,440)	—	—	—	—

Net cash (used in) provided by financing activities	(194,583)	(41,927)	109,484	21,717	(20,247)

Effect of exchange rate changes on cash and cash equivalents	4,813	(4,134)	6,872	2,061	5,163

Net increase (decrease) in cash and cash equivalents	32,566	117,802	(80,698)	(108,060)	(56,620)
Cash and cash equivalents, beginning of period	89,491	122,057	239,859	239,859	159,161

Cash and cash equivalents, end of period	$122,057	$239,859	$159,161	$131,799	$102,541

Supplemental disclosure of cash flow information — cash paid for:
Interest	$34,139	$15,753	$11,016

Income taxes	$46,941	$42,885	$47,744

See accompanying notes to consolidated financial statements.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

In December 2008, we acquired a 10% non-controlling interest held by a former employee in our subsidiary Brightstar US, Inc. in a transaction accounted for as a purchase. The fair value of the net assets acquired amounted to $4.9 million, including intangibles other than goodwill of $2.7 million. See Note 7 — Intangible Assets.

In March 2009, a stockholder entered into a share exchange agreement with us wherein they exchanged their 30% non-controlling interest in our Singapore subsidiary for 493,828 Series C Redeemable Convertible Preferred shares of the Company which has a $10.0 million liquidation value. Note 10 — Redeemable Convertible Preferred Stock.

In March 2009, we acquired a 9.8% non-controlling interest held by an employee in our subsidiary Narbitec, LLC in exchange for 40,000 common shares of the Company in a transaction accounted for as an exchange of equity. See Note 11 — Stockholders’ Equity.

Our non-cash activities during 2008, 2009, 2010 and the three months ended March 31, 2010 and 2011 included amounts recorded through comprehensive income, such as unrealized gains/losses on marketable equity securities, and $8.1 million, $4.6 million, $2.0 million, $0.2 million and $0.6 million, respectively, related to capital expenditures purchased through capital leases. During 2009 and 2010 we had non-cash activities related to the reduction of tax benefit on expired stock options of $0.2 million. Additionally, we had non-cash activities of $15.1 million during 2009 related to the purchase of real estate investments recorded through accounts payable, accrued expenses and other current liabilities. During 2009 and 2010 and the three months ended March 31, 2010 and 2011 we had non-cash activities related to cumulative dividends on redeemable convertible preferred stock of $22.6 million, $26.1 million, $6.3 million and $6.3 million, respectively.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Note 1 —	General

Business Description

Brightstar Corp., a Delaware corporation, and its subsidiaries (“our”, “us”, “we”), began operations on October 15, 1997. We provide customized value-added distribution services and solutions, primarily serving the wireless telecommunications industry. Our products include wireless devices, such as wireless handsets developed by major original equipment manufacturers (“OEMs”), data centric devices like smartphones, fixed wireless devices and custom-branded handsets, accessories, and, most recently, we have expanded our product portfolio into information technology devices. In addition, we provide end-to-end supply chain and device management solutions for operators around the world. Our customer base is principally operators, retailers, agents, dealers, and resellers. We represent a number of leading global manufacturers and many emerging manufacturers. Our headquarters are based in Miami, Florida.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of March 31, 2011, the consolidated statements of operations, statements of stockholders’ equity and comprehensive income (loss) and the statements of cash flows for the three months ended March 31, 2010 and 2011 are unaudited. Also, within the notes to consolidated financial statements, we have included unaudited information for these interim periods. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position as of March 31, 2011 and its results of operations and its cash flows for the three months ended March 31, 2010 and 2011. Such adjustments are of a normal recurring nature. The results for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011. We are subject to seasonal patterns that generally affect the wireless device industry.

Management’s Estimates

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Estimates are used when we account for items such as allowance for doubtful accounts, the determination of net realizable value of inventory, uncertain positions and valuation allowance related to income taxes, rebates and sales incentives due to customers, vendor credits and allowances, accruals for potential liabilities related to any lawsuits or claims against us, the fair value of our common stock and stock options, and the fair value of financial instruments.

Note 2 —	Summary of Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include Brightstar Corp. and its subsidiaries. We consolidate entities over which we have control, as typically evidenced by a direct ownership interest of

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method. Otherwise, the investment is recorded at cost.

All significant intercompany accounts and transactions are eliminated in consolidation. We evaluate our relationships with other entities to identify whether they are variable interest entities as defined in Accounting Standards Codification (“ASC”) 810 Consolidation and to assess whether we are the primary beneficiary of such entities. If the determination is made that we are the primary beneficiary, then that entity is included in our consolidated financial statements in accordance with ASC 810. As of December 31, 2008 and 2009, we have an interest in two variable interest entities for which we are not the primary beneficiary. As of December 31, 2010 and March 31, 2010, we have an interest in one variable interest entity for which we are not the primary beneficiary. As of March 31, 2011, we have an interest in two variable interest entities for which we are not the primary beneficiary. See Note 13 — Investing Activities.

Cash and Cash Equivalents

Cash and cash equivalents include investments with original maturities of three months or less. As of December 31, 2009 and 2010, cash and cash equivalents were primarily comprised of time deposits and money market funds. All income generated from these investments is recorded as interest income when earned. As of December 31, 2009 and 2010, our Venezuelan subsidiary had cash and cash equivalents of $157.9 million and $15.7 million, respectively. Our ability to exchange these funds held in Venezuela is limited due to certain foreign currency exchange controls in Venezuela. See Note 2 — Summary of Significant Accounting Policies under Foreign Currency Translation and Transactions.

We had a book overdraft for certain disbursement cash accounts as of December 31, 2009 and 2010. A book overdraft represents transactions that have not cleared the bank accounts at the end of the period. We transfer cash on an as-needed basis to fund these items as they clear the bank in subsequent periods. The balance of the book overdraft is reported as accounts payable and the change in the book overdraft balance is included in our cash flows from operating activities.

Restricted Cash

As of December 31, 2009, we had restricted cash in the amount of $48.6 million to be used exclusively to reduce short-term borrowings under our Revolving Credit Facility and Term Loan (see Note 9 — Debt) and for the purpose of maintaining letters of credit with vendors and lines of credit of our subsidiaries. As of December 31, 2010, we had restricted cash of $1.8 million primarily for the purpose of collateralizing foreign operation bank facilities.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of trade receivables due from customers. We normally require payment from our customers within 30 to 90 days and record our trade receivables at the invoiced amount less an allowance for doubtful accounts. We provide credit terms to nearly all of our customers in the ordinary course of business. We try to mitigate the risks associated with providing credit by performing credit evaluations and obtaining credit insurance. In determining the adequacy of the allowance for doubtful accounts, our management considers a number of highly subjective factors, including creditworthiness of our customers and general economic conditions in the countries in which we operate, the aging of our accounts receivable and customer payment trends.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Short-Term Investments

Short-term investments are primarily investments with original maturities between three to twelve months, or have other characteristics of short-term investments.

As of December 31, 2009 and 2010, our short-term investments consisted of certificates of deposits with original maturities of over 90 days and less than 12 months and 30-day short-term loans which are held to maturity, both of which approximate fair value due to their near-term maturity. As of December 31, 2009 and 2010, we had short-term investments of $53.6 million and $2.3 million, respectively, included within prepaid expenses and other current assets, of which $21.3 million and $0.0 million, respectively, collateralize our debt requirements. See Note 5 — Prepaid Expenses and Other Current Assets and Other Assets. As of December 31, 2009 and 2010, we had 30-day short-term loans of $28.9 million and $1.2 million, respectively.

Inventories

Inventories are substantially comprised of finished goods that include wireless communication products and related accessories, and are stated at the lower of cost or market value. Cost is determined using the average cost method. An adjustment is recorded to write down any excess or obsolete inventories to their estimated net realizable market value. Our assessment of realizable market value may include, among others, inventory aging, manufacturers’ discontinued goods and industry market conditions.

Value Added Tax

Our international subsidiaries may be subject to Value Added Tax (“VAT”), which is typically applied to goods and services purchased in countries where VAT is applied. We are required to remit the VAT we collect to tax authorities, but may deduct the VAT we have paid on eligible purchases. In certain circumstances, the collection of the VAT receivable may extend over a period of years. We review our VAT receivable for impairment whenever events or changes in circumstances indicate the carrying amount of our VAT receivable may not be recoverable.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for betterments and major improvements are capitalized. The carrying amounts of assets sold or retired and the related accumulated depreciation are eliminated in the year of disposal and the resulting gains and losses are included in income.

Certain events or changes in circumstances could cause us to conclude that the carrying value of our property and equipment may not be recoverable. Events or circumstances that might require impairment testing include, but are not limited to, a decrease in market price, negative forecasted cash flow or a significant adverse change in the business environment of the asset. If the total estimate of the expected future undiscounted cash flows of an asset grouping over its useful life is less than its carrying value, an impairment loss is recorded in the financial statements equal to the difference between the estimated fair value and carrying value of the asset grouping.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Investments

Investments are accounted for on the equity basis or cost basis. We regularly review our equity and cost method investments to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of each investment. In the event that a decline in fair value of an investment occurs, we must determine if the decline has been other than temporary. We consider our investments strategic and long-term in nature, so we must determine if the fair value decline is recoverable within a reasonable period. For investments accounted for using the equity basis or cost basis, we evaluate fair value based on specific valuation techniques including the income approach or discounted cash flows method, market approach or guideline company method, among others, as well as specific information (e.g., financial statements, significant events, etc.), in addition to quoted market price, if available. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing with pricing that is below the cost basis of the investment. We consider all known quantitative and qualitative factors in determining if an “other than temporary” decline in value of an investment has occurred. Our assessments of fair value represent our best estimates at the time of the impairment review.

As of December 31, 2009 and 2010, our equity method investments amounted to $38.2 million and $73.5 million, respectively. Our cost method investments amounted to $2.8 million and $1.5 million as of December 31, 2009 and 2010, respectively, and are included within other assets in the accompanying consolidated balance sheets. The investments were accounted for using the cost or the equity method of accounting depending upon the level of ownership and whether significant influence over financial and operating policies exists.

During December 31, 2008, 2009 and 2010, we recorded other than temporary impairments of approximately $3.1 million, $4.3 million and $0.0 million, respectively, which are recorded in other income (expenses), net in the consolidated statements of operations related to certain of our equity investments. During the years ended December 31, 2008, 2009 and 2010, we recognized $2.9 million of equity in losses and $2.4 million and $2.4 million of equity in earnings, respectively, related to investments accounted for under the equity method of accounting. These amounts are recorded within other income (expenses), net in the consolidated statements of operations.

In addition to the above investments, at times we have investments in both short and long-term available-for-sale securities. These securities are recorded at fair value with unrealized holding gains and losses, net of deferred taxes, reported in accumulated other comprehensive income (loss). Dividend income relating to these investments is recognized in the statement of operations when earned.

We also have investments in income-producing real estate. This real estate is recorded at cost and is depreciated using the straight-line method over its estimated useful life of 20 years. The depreciation and rental income associated with this real estate are recognized in the consolidated statements of operations in other income (expenses), net. See Note 13 — Investing Activities.

Derivative Instruments and Hedging Activities

Occasionally, we use derivative instruments. Currently, we use forward contracts to limit our exposure to fluctuations in foreign currency exchange rates. We do not use derivative instruments for speculative purposes. Our forward contracts are entered into in order to fix the cost of anticipated debt payments or trade payables related to inventory purchases.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

In accordance with ASC 815 Derivatives and Hedging, all derivatives, whether designated for hedging relationships or not, are recognized at their fair value. At the time a derivative contract is entered into, the Company designates each derivative as: (1) a hedge of the fair value of a recognized asset or liability (a fair-value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a cash-flow hedge), (3) a foreign-currency fair-value or cash-flow hedge (a foreign- currency hedge), (4) a foreign-currency hedge of the net investment in a foreign subsidiary, or (5) a derivative that does not qualify for hedge accounting treatment.

ASC 815 provides for the reporting of net assets or liabilities for the fair value amounts of derivatives with the same counterparty under a master netting agreement. Accordingly, derivatives, assets and liabilities reported in the consolidated statements of financial position represent the net position with each respective counterparty.

The changes in fair value are immediately included in earnings if the derivatives are not designated as hedges or do not qualify for hedge accounting treatment. If a derivative is a designated and qualified fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a designated and qualified cash-flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income (loss) until the underlying hedged item is recognized in earnings. If a derivative financial instrument is a designated and qualified hedge of a net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of accumulated other comprehensive income (loss) to offset the change in the translated value of the net investment being hedged, until the investment is liquidated.

The Company formally and contemporaneously documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and its strategy for undertaking various hedge transactions. This includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges either to specific assets and liabilities on the balance sheet, or to firm commitments or forecasted transactions. The Company formally assesses a hedge at its inception and on an ongoing basis thereafter to determine whether the hedging relationship between the derivative and the hedged item is still highly effective, and whether it is expected to remain highly effective in future periods, in offsetting changes in fair value or cash flows. At the inception of a hedge, the Company determines whether the hedging relationship qualifies for hedge accounting treatment, and if it does, whether the Company will elect such treatment. We classify the fair value of our derivative contracts and the fair value of our offsetting hedged firm commitments as current, which are included in prepaid expenses and other current assets and accounts payable, accrued expenses and other current liabilities. The cash flows from derivatives treated as hedges are classified in our statements of cash flows in the same category as the item being hedged.

We estimate the fair value of our derivatives using available market information and appropriate valuation methodologies. These derivatives derive their value primarily based on changes in currency exchanges. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts at which we may eventually settle these derivatives.

As of December 31, 2009 and 2010 and March 31, 2011, we had outstanding forward contracts in the notional amounts of $86.6 million, $164.0 million and $223.6 million (unaudited), respectively, buying (selling) U.S. dollars to fix the future cash outflows in local currency (U.S. dollars) on certain payables denominated in U.S. dollars (local currencies). The maturity of these instruments generally

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

occurs within one to 15 months. During the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011, all net changes in the fair value of our undesignated hedges, as well as the gain and losses originated by the underlying transactions denominated in U.S. dollars (local currencies) in our subsidiaries, were recorded in foreign exchange gains (losses), net in the consolidated statements of operations since we did not meet the hedge accounting criteria described under ASC 815. For the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, the change in fair value of the outstanding forward contracts resulted in a net loss of $3.2 million and net gains of $1.1 million, $1.3 million and $0.8 million (unaudited) and a net loss of $0.7 million (unaudited), respectively, which were included within foreign exchange losses in our consolidated statements of operations. The fair values of the outstanding forward contracts in the aggregate as of December 31, 2009 and 2010 and March 31, 2011 were liabilities of $1.5 million, $0.2 million and $0.9 million (unaudited), respectively.

During 2008, the Company entered into interest rate swap agreements for notional amounts of $100.0 million with an average fixed interest rate of 2.1%. In November 2009, a $20.0 million interest rate swap agreement matured and was not renewed, such that the notional amount outstanding as of December 31, 2009 was $80.0 million. In November 2010, our remaining two $40.0 million interest rate swap agreements matured and were not renewed, such that there was no notional amount outstanding as of December 31, 2010. Interest payments on these instruments are due on the last day of the month. The interest rate swap agreements serve as an economic hedge against increases in interest rates and have not been designated as hedges for accounting purposes. Accordingly, we account for these interest rate swap agreements on a fair value basis and adjust these instruments to fair value, and the resulting changes in fair value are charged to interest expense. For the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, the change in fair value of the outstanding interest rate swaps resulted in net losses of $0.9 million and $0.3 million and net gains of $1.2 million, $0.2 million (unaudited) and $0.0 million (unaudited), respectively, which were included within interest expense in our consolidated statements of operations. The fair value of the outstanding interest rate swap agreements in the aggregate as of December 31, 2009, was a liability of $1.2 million.

Intangible Assets

We review intangible assets with indefinite lives not subject to amortization for impairment each year, or more frequently when events or significant changes in circumstances indicate that the carrying value may not be recoverable.

We also review intangible assets with definite lives subject to amortization whenever events or circumstances indicate that a carrying amount of an asset may not be recoverable. Intangible assets with definite lives subject to amortization are amortized on a straight-line basis with estimated useful lives generally of 7 years. Events or circumstances that might require impairment testing include the loss of a significant client, the identification of other impaired assets within a reporting unit, loss of key personnel, the disposition of a significant portion of a reporting unit, a significant decline in stock price or a significant adverse change in business climate or regulations.

Long-Lived Assets

We evaluate the carrying value of long-lived assets whenever events or changes in circumstances indicate that a potential impairment has occurred. A potential impairment has occurred if the projected future undiscounted cash flows are less than the carrying value of the assets. The estimate

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

of cash flows includes management’s assumptions of cash inflows and outflows directly resulting from the use of the asset in operations. When a potential impairment has occurred, an impairment charge is recorded if the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a projected discounted cash flow model using a discount rate we feel is commensurate with the risk inherent in our business. Our impairment analysis contains estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results may differ, which could materially impact our impairment assessment.

Revenue Recognition

Over 90% of our revenue is derived from the sale of wireless communications equipment and related accessories, and the remainder from our services and solutions. Product and service revenue is recognized in accordance with ASC 605 Revenue Recognition, specifically ASC 605-10 when all of the following criteria are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) delivery of products has occurred or services have been performed. Our arrangements for product sales with our customers do not contain customer acceptance provisions that would preclude recognition of revenue upon delivery of the product or when services are rendered. We do not have any substantial obligations after delivery of the product or after services are rendered.

Revenue derived from our services and solutions is usually in the form of agreements that contain multiple elements, including warehouse logistic services, implementation of technology enablers, and ongoing supply chain optimization services. These arrangements may have both fixed and variable components, as well as contingent incentive compensation based on performance, designed to link a portion of our revenue to our performance relative to both qualitative and quantitative goals. Performance incentives are recognized as revenue for quantitative targets when the target has been achieved, and for qualitative targets when confirmation of the incentive is received from the client. These arrangements may also have other strategic services, for which revenue is based on the achievement of cost savings to the customer. We allocate revenue between the elements based on the relative selling price method, provided that each element meets the criteria for treatment as a separate unit of accounting as outlined in ASC 605-25. In applying the allocation criteria within ASC 605-25, we consider a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values, and whether there is a unique earnings process associated with each element of a contract. Where we believe that an upfront fee or milestone payment does not qualify as a separate unit of accounting and specifically link to a separate earnings process, revenues are recognized ratably over the term of the agreement. When our obligations under such arrangements are completed, any remaining deferred revenue and cost is recognized. For those services that are directly linked to a separate unit of accounting and earnings process, such as the ongoing warehouse logistics services, supply chain optimization services and strategic services, revenue is recognized as services are delivered and collectability is assured.

Amounts billed to customers in a sale transaction related to shipping and handling are recorded as revenue. Shipping and freight costs are included in cost of sales. In compliance with ASC 605-45, we assess whether we or the third-party supplier is the primary obligor. We evaluate the terms of our customer arrangements as part of this assessment. In addition, we give appropriate consideration to other key indicators such as general inventory risk, latitude in establishing price, discretion in supplier selection and credit risk to the vendor. Accordingly, we generally record revenue on a gross basis, as we believe the key indicators of the business suggest we generally act as principal on behalf of our

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

clients in our primary line of business. In those businesses, primarily services and solutions, where the key indicators suggest we act as an agent, we record revenue on a net basis.

Revenue is reported net of estimated sales returns and net of taxes assessed on revenue. We estimate our sales returns based on historical return rates and inclusive of any costs or losses that may be expected related to these estimated returns in accordance with ASC 450 Contingencies. Our provision for sales returns was approximately $8.7 million and $12.3 million as of December 31, 2009 and 2010, respectively.

We analyze current economic conditions, specific facts and circumstances related to our customers, news and trends, historical bad debts, customer concentrations, customer credit-worthiness and changes in customer payment terms when evaluating revenue recognition and the adequacy of the allowance for bad debts.

Vendor Incentives Programs

We receive credits from our vendors for transactions entered into on behalf of our clients that, based on the terms of our contracts and local law, are either remitted to our clients or retained by us. If amounts are to be passed through to clients, they are recorded as liabilities until settlement or, if retained by us, are recorded using the guidelines of ASC 605-50. Generally, we receive three different types of incentives from our vendors: price protection, volume incentive rebates and marketing and promotional funds.

Price protection consideration basically consists of market unit price changes normally initiated by the suppliers of wireless devices. Suppliers normally control and determine the amount of price protection based on, among other things, general market conditions, demands for the product, technology advancements, introduction of new models, etc. Price protection consideration is generally received in the form of a credit memo directly from suppliers and is recorded when we are notified by a vendor as either a reduction of inventory cost or for those wireless devices already sold as a reduction of cost of sales.

Volume incentive rebate consideration is received from certain suppliers when purchase or sell-through targets are attained or exceeded within a specified time period. These rebates are generally determined based on exceeding a pre-defined volume of purchases. Volume incentive rebates are recorded as a reduction in the carrying value of our inventory or as a reduction of cost of sales for those wireless devices already sold, based on a systematic and rational allocation of the incentive rebate, provided the amounts are probable and reasonably estimable. When the incentive rebate cannot be reasonably estimated, we recognize it when the pre-defined volume of purchases is achieved, and it is deemed collectible. From time to time, we may earn from our suppliers other types of incentives which are recorded when deemed earned and collectible.

Marketing and promotional fund consideration is received from certain suppliers for cooperative arrangements related to market development and special promotions agreed upon in advance. Amounts received are recorded as a liability and expenditures made pursuant to the agreed upon activity reduce our liability. Any amounts not utilized are recorded as a reduction in the carrying value of our inventory or as a reduction of cost of sales when there is no further obligation to return the funds. To the extent that we make expenditures in excess of the amounts received, we recognize such excess in operations as incurred.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Advertising Costs

Advertising and promotional expenses are charged to operations as incurred. Advertising and promotional expenses for the years ended December 31, 2008, 2009 and 2010 were $2.8 million, $3.1 million and $6.6 million, respectively.

Public Offering Expenses

During 2010, we incurred certain expenses relating to an anticipated initial public offering to occur in 2010. Certain of these expenses were initially deferred in accordance with ASC 340 Other Assets and Deferred Costs, specifically ASC 340-10-S99. In June 2010, management decided to postpone the initial public offering for an undetermined period of time. These expenses were charged to public offering expenses within the consolidated statements of operations for the quarters ended March 31, 2010 and June 30, 2010 amounting to $5.4 million and $1.9 million, respectively.

Foreign Currency Translation and Transactions

For our foreign subsidiaries and affiliates using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Revenues and expenses of these foreign subsidiaries and affiliates are translated at average exchange rates for the period. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included as a component of accumulated other comprehensive income (loss). Therefore, the U.S. dollar (“USD”) value of these items in our financial statements fluctuates from period to period, depending on the value of the USD against these functional currencies. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the consolidated statements of operations as foreign exchange losses.

ASC 830 Foreign Currency Matters defines a highly inflationary economy as one in which the cumulative compounded inflation rate over a three-year consecutive period approximates or exceeds 100%. For the purposes of ASC 830, a foreign entity in a highly inflationary economy does not have a stable functional currency. Venezuela was determined to be a highly inflationary economy during 2009. Management has identified the inflation index it uses to determine whether Venezuela is a highly inflationary economy as the Consumer Price Index rate. Using this index, the cumulative inflation rate for the three-year period ended June 30, 2009 was 101.14%. As a result, management has determined that Venezuela’s economy meets the definition of “highly inflationary” as of June 30, 2009. Accordingly, we changed the functional currency of our Venezuelan subsidiary, commencing July 1, 2009, to the USD, the reporting currency of the parent, Brightstar Corp. Thus, the financial statements for Venezuela are remeasured into the functional currency of the parent reporting entity. Technically, the remeasurement of books of record into an entity’s functional currency is not a translation of foreign currency financial statements as that term is used in ASC 830, even if it is done solely for consolidation purposes. It represents retroactive application of recognition and measurement principles for foreign currency transactions.

Pursuant to certain foreign currency exchange control regulations in Venezuela, the Central Bank of Venezuela (“BCV”) centralizes the purchase and sale of foreign currency within the country. Under these regulations, the purchase and sale of foreign currency were required to be made through the Comisión de Administración de Divisas (“CADIVI”) at an official rate of exchange that is fixed from time to time by the Executive Branch and BCV (the “Official Rate”). As of December 31, 2009, the exchange rate was BsF 2.150 per USD. On January 8, 2010, the Venezuelan government announced

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

a currency devaluation, wherein the Bolivar had two government set rates; a BsF 2.60 rate to the USD for transactions deemed priorities by the government, and a BsF 4.30 rate to the USD for other transactions. The latter rate is applicable to our operations in Venezuela. We had net assets of approximately $14.5 million as of January 8, 2010, held by our Venezuelan subsidiary, which resulted in a foreign currency devaluation expense of $7.2 million in January 2010.

As a result of the foregoing, there has been no market for the purchase and sale of foreign currency in Venezuela since February 2003. In October 2005, the Venezuelan government enacted the Criminal Exchange Law that imposes strict sanctions, criminal and economic, for the exchange of Venezuelan currency with other foreign currency through other than officially designated methods, or for obtaining foreign currency under false pretenses. However, the Criminal Exchange Law provides an exemption for the purchase and sale of certain securities. The exemption for transactions in certain securities as described above has resulted in the establishment of an indirect “parallel” market of foreign currency exchange, through which companies may obtain foreign currency without resorting to, or requesting it, from CADIVI. The average rate of exchange in the parallel market is variable, and may differ significantly from the Official Rate. Publicly available quotes do not exist for the foreign exchange rates in this parallel market, but such rates may be obtained from brokers or other means. In this market, the purchase of foreign currency is performed through a series of transactions made through a broker. As such, these parallel market transactions are often used to settle foreign currency obligations and to move currency in and out of Venezuela.

During May 2010, the government of Venezuela revised its foreign exchange laws to prohibit private trading of bonds for foreign currency. Under the new revision, the BCV is now the only legal conduit for buying and selling foreign currency, including the bond market.

ASC 830 indicates that entities should use the applicable rate at which a transaction could settle as of the transaction date to translate and record the transactions. In its November 25, 2008, meeting, the AICPA’s International Practices Task Force (the “IPTF”) noted that it had determined whether the Criminal Exchange Law changed a registrant’s ability to access the parallel market. If the registrant determines that the parallel market is readily available for the settlement of dollar-denominated transactions, then the rate used for remeasurement of foreign currency denominated transactions into the functional currency depends on the type of transaction being remeasured. Since the Criminal Exchange Law, by virtue of exemption, provides for a parallel exchange mechanism and since there is an observable market rate of exchange for securities traded in this market, based on facts and circumstances, this market rate may be appropriate for the remeasurement of foreign currency denominated transactions that could be settled through the parallel market mechanism. If it is determined that the parallel market is not a readily available means by which USD denominated transactions can be settled, then the Official Rate should be used for all USD denominated transactions.

ASC 830 indicates that, “in the absence of unusual circumstances, the rate applicable to conversion of a currency for purposes of dividend remittances shall be used to translate foreign currency statements”. The existence of the parallel market does not constitute unusual circumstances potentially justifying the use of an exchange rate other than the Official Rate for purposes of foreign currency translation. Further, ASC 830-30-45-7 contemplates that unsettled transactions may be subject to and translated using preference or penalty rates, while translation of foreign currency statements is based on the rate applicable to dividend remittances, and establishes a mechanism for reconciling differences arising from such translation relating to intercompany receivables and payables. As a result, it would appear to be appropriate to continue to use the Official Rate applicable to

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

conversion of currency for purposes of dividend remittances to translate foreign currency financial statements.

It is management’s belief that transactions including those actually settled prior to May 2010 using the parallel market rate, under the exemption provided by the Criminal Exchange Law of Venezuela should be remeasured using the Official Rate. As such, our results of operations for our Venezuelan subsidiary reflect substantially higher than normal gross profit margin and significantly higher foreign currency losses. Such results for the six months ended December 31, 2009 and twelve months ended December 31, 2010 would have been substantially different, if the remeasured inventory related cost of revenue would have been calculated using the actual parallel cost. For the six months ended December 31, 2009, revenue and cost of revenue would have been lower by approximately $68.6 million and $2.5 million, respectively, with a corresponding reduction in foreign currency losses of $65.9 million. For the twelve months ended December 31, 2010, revenue would have been lower by approximately $22.2 million, with a corresponding reduction in foreign currency losses of $22.2 million. There would be no impact on net income since any change in revenue and cost of revenue would be offset by identical changes in the foreign currency transaction balance.

In December 2010, the Venezuelan government announced a currency devaluation, effective January 2011, wherein the Bolivar would have one set government rate, eliminating the previously existing BsF 2.60 rate to the USD for transactions deemed priorities by the government. This announcement resulted in one official rate of BsF 4.30 to the USD for all transactions. This change had no impact on our operations as the BsF 4.30 rate to the USD is the existing rate applicable to our operations in Venezuela. As of December 31, 2010, our Venezuelan subsidiary had approximately $27.2 million in total assets, which excludes our investment in real estate, and $20.3 million in total liabilities.

Warranty Liability

The vast majority of our products are purchased from various manufacturer customers which generally carry explicit warranties that extend from 12 months to 24 months, based on terms that are generally accepted in the marketplace. These manufacturers’ warranties are generally passed on to our end customers and our exposure has been very limited. For products that we manufacture or assemble, as well as for products that are manufactured under our direct supervision, which generally carry explicit warranties of 12 months, we record warranty costs at the time of sale which are included within cost of sales. The estimated warranty liability represents management’s best estimate of the expected future amount needed to honor our warranty obligations for the products sold. This liability is recorded in accounts payable, accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Warranty liability changes were as follows (in thousands):

	December 31,
	2009	2010

Balance, beginning of year	$1,372	$465
Warranty provision	2,271	5,461
Reductions for payments	(3,178)	(3,019)

Balance, end of year	$465	$2,907

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Income Taxes

The provision for income taxes includes federal, state, local and foreign taxes. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying values and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the realizability of our deferred tax assets and establish a valuation allowance when it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

Effective January 1, 2008, we adopted ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands required disclosures about fair value measurements. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. ASC 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. ASC 820 deferred the application of its guidance in relation to all non-financial assets and all non-financial liabilities to January 1, 2009. Effective January 1, 2009, we adopted the application of ASC 820 in relation to all non-financial assets and all non-financial liabilities.

ASC 820 establishes a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. We primarily apply the market approach for recurring fair value measurements. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2009 and 2010 and March 31, 2011, those assets and liabilities that are measured at fair value on a recurring basis consisted of the Company’s short-term and long-term marketable equity securities it classifies as available-for-sale, foreign currency exchange contracts, and interest rate swap instruments. The Company believes that the carrying amounts of its other financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, and amounts drawn on our revolving credit facilities consist primarily of instruments without extended maturities, the fair value of which, based on management’s estimates, approximates their carrying value due to the short-term maturities of these instruments.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

The following table presents information about our assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2010 and March 31, 2011, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands). As of December 31, 2009 and 2010 and March 31, 2011, the Company had not measured any assets or liabilities using fair value inputs categorized as Level 3.

	Fair Value Measurements as of December 31, 2009, using
			Amount Reported
	Quoted Prices	Significant	in Statement of
	in Active	Other	Consolidated
	Markets for	Observable	Financial Position
	Identical Items	Inputs	as of December 31,
	(Level 1)	(Level 2)	2009

Assets at fair value:
Short-term marketable equity securities	$15,070	$—	$15,070
Long-term marketable equity securities	2,558	—	2,558
Derivative assets related to:
Foreign exchange contracts	—	38	38
Interest rate swaps	—	—	—

Total assets at fair value	$17,628	$38	$17,666

Liabilities at fair value:
Derivative liabilities related to:
Foreign exchange contracts	$—	$1,572	$1,572
Interest rate swaps	—	1,219	1,219

Total liabilities at fair value	$—	$2,791	$2,791

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

	Fair Value Measurements as of December 31, 2010, using
			Amount Reported
	Quoted Prices	Significant	in Statement of
	in Active	Other	Consolidated
	Markets for	Observable	Financial Position
	Identical Items	Inputs	as of December 31,
	(Level 1)	(Level 2)	2010

Assets at fair value:
Short-term marketable equity securities	$—	$—	$—
Long-term marketable equity securities	1,689	—	1,689
Derivative assets related to:
Foreign exchange contracts	—	1,275	1,275
Interest rate swaps	—	—	—

Total assets at fair value	$1,689	$1,275	$2,964

Liabilities at fair value:
Derivative liabilities related to:
Foreign exchange contracts	$—	$1,480	$1,480
Interest rate swaps	—	—	—

Total liabilities at fair value	$—	$1,480	$1,480

	Fair Value Measurements as of March 31, 2011, using
			Amount Reported
	Quoted Prices	Significant	in Statement of
	in Active	Other	Consolidated
	Markets for	Observable	Financial Position
	Identical Items	Inputs	as of March 31,
	(Level 1)	(Level 2)	2011
	(Unaudited)

Assets at fair value:
Short-term marketable equity securities	$—	$—	$—
Long-term marketable equity securities	1,505	—	1,505
Derivative assets related to:
Foreign exchange contracts	—	3,020	3,020
Interest rate swaps	—	—	—

Total assets at fair value	$1,505	$3,020	$4,525

Liabilities at fair value:
Derivative liabilities related to:
Foreign exchange contracts	$—	$2,130	$2,130
Interest rate swaps	—	—	—

Total liabilities at fair value	$—	$2,130	$2,130

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy of ASC 820:

Short-Term Marketable Equity Securities — the short-term marketable equity securities consist of available-for-sale securities. Fair values for these investments are based on quoted prices in active markets and are therefore classified within Level 1 of the fair value hierarchy.

Long-Term Marketable Equity Securities — the long-term marketable equity securities consist of available-for-sale securities. Fair values for these investments are based on quoted prices in active markets and are therefore classified within Level 1 of the fair value hierarchy.

Foreign Currency Derivative Assets and Liabilities — consist of forward foreign currency exchange contracts and foreign currency options to mitigate the risk of foreign currency movements on certain transactions and interest rate swaps. Fair value for the foreign currency exchange contracts are based on a model-driven valuation using the observable components (e.g., exchange rates, forward rates, interest rates and options volatilities), which are observable at commonly quoted intervals for the full term of the contracts. The calculations are adjusted for credit risk. Therefore, our derivative assets and liabilities are classified within Level 2 of the fair value hierarchy. Foreign currency derivative assets are included within prepaid expenses and other current assets and foreign currency derivative liabilities are included within accounts payable, accrued expenses and other current liabilities.

Interest Rate Swap Liabilities — the interest rate swaps are a pay-variable, receive-fixed interest rate swap based on the London Interbank Offered Rate (“LIBOR”) rate. Our interest rate swap agreements eliminate the variability of cash flows in the interest payments for $80.0 million of borrowings under our revolving credit facility. Fair value is based on a model-driven valuation using the LIBOR rate, which is observable at commonly quoted intervals for the full term of the swaps. Therefore, these derivative liabilities are classified within Level 2 of the fair value hierarchy. The aforementioned models incorporate adjustments to appropriately reflect our own performance risk and the counterparty’s non-performance risk. Interest rate derivative liabilities are included within accounts payable, accrued expenses and other current liabilities.

ASC 820 provides guidance regarding its application for illiquid financial instruments. It clarifies that approaches to determining fair value other than the market approach may be appropriate when the market for a financial asset is not active. We did not have to use this aspect of the above guidance in determining the fair value of our assets and liabilities.

As of December 31, 2009, the estimated fair values of our financial instrument liabilities that are not measured at fair value on a recurring basis consist of our convertible senior subordinated notes and our term loan. The convertible senior subordinated notes were valued under ASC 820 using two binomial lattice trees with 16 remaining nodes until maturity, with one tree representing the valuation of the equity component of value and the other tree representing the valuation of the fixed income component of value, both over the remaining life of the note. The equity component was valued using the current stock price valuation as of December 31, 2009 and the fixed income component was valued incorporating Level 2 inputs of a counterparty risk rate, a risk-free Treasury rate, and a calculated market volatility. The fair value of both the equity and fixed income components as of December 31, 2009 is valued at $27.3 million. The variable rate term loan is part of our revolving credit facility and its carrying value as of December 31, 2009 of $57.5 million approximates its fair value. The fair value was calculated based on a model-driven valuation using a LIBOR rate curve. The aforementioned model incorporates adjustments to appropriately reflect our own performance risk and

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

the counterparty’s non-performance risk. As of December 31, 2010, the convertible senior subordinated notes were converted and the variable rate term loan part of our Amended and Restated Credit Facility was paid in full. See Note 9 — Debt.

As of December 31, 2010, the estimated fair value of our financial instrument liabilities that are not measured at fair value on a recurring basis consist of the Notes. See Note 9 — Debt. The fair value of the Notes was calculated based on an analysis of quoted market prices and trading summary data. As of December 31, 2010, the fair value of the Notes was $254.4 million.

Comprehensive Income (Loss)

Comprehensive income (loss) is a measure of net income (loss) and all other changes in equity that result from transactions other than with stockholders. Our comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, unrealized gains or losses related to available-for-sale investments and unrealized gains or losses on long-term loans to subsidiaries, net of its related deferred tax assets (liabilities). Comprehensive income (loss) is recorded in the consolidated statements of stockholders’ equity and comprehensive income (loss).

Stock Option Incentive Plans

We account for stock-based compensation in accordance with ASC 718 Compensation — Stock Compensation using the modified-prospective transition method. ASC 718 requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value.

Compensation cost for all of our graded-vesting awards is recognized ratably using the straight-line attribution method over the vesting period or to the retirement eligibility date, if less than the vesting period, when vesting is not contingent upon any future performance. In addition, pursuant to ASC 718, we are required to estimate the amount of expected forfeitures, which we estimate based on historical forfeiture experience and projected employee turnover, when calculating compensation cost. If the actual forfeitures that occur are different than the estimate, then we revise our estimates.

Concentration of Risks and Uncertainties

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of trade accounts receivable. We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of our business, as well as the general economic and political conditions in the countries where they operate. Concentrations of credit risk associated with these receivables are monitored on an ongoing basis. Historically, we have not experienced significant credit losses due primarily to the credit rating of our customers which tend to be large operators; except as discussed in Note 14 — Commitments and Contingencies under Litigation, Claims, and Assessments. We do not normally require collateral or other security to support normal credit sales. See Note 4 — Accounts Receivable and Factoring Agreements.

Trade accounts receivable are generated from product sales and services provided to operators, agents, resellers, dealers and retailers in the wireless communications industry in the United States, Latin America and other parts of the world. The general economy and competition in the marketplace may impact our sales volume and, consequently, an adverse change in either of these factors could negatively affect our consolidated net sales. We operate throughout Latin America, which we believe is subject to greater political, monetary, economic and regulatory risks than our operations in the

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

United States and other parts of the world. As of December 31, 2009 and 2010, our accounts receivable were comprised of approximately 73% and 57% from Latin America, respectively, 19% and 34% and from U.S. operations, respectively, and 8% and 9% from other parts of the world, respectively. A significant portion of our sales that originated in the United States were made to customers located outside of the United States. Parts of these sales are made to operators in Venezuela. We have been selling to Venezuela-based operators since the year 2000 and have managed through exchange controls and both economic and political developments with insignificant, if any, bad debt loss. We believe that Venezuela operations represent a higher business risk and could result in a negative impact to our consolidated results of operations and cash flows if factors beyond our control were to develop. During the years ended December 31, 2008, 2009 and 2010, we made sales to customers in Venezuela of approximately $654.8 million, $527.6 million and $486.6 million, respectively. As of December 31, 2009, we had gross accounts receivable relating to operator customers in Venezuela totaling $320.2 million and also had credits available from our customers in Venezuela in the amount of $65.3 million, which were included within accounts payable, accrued expenses and other current liabilities, for which we did not have the right of off-set. As of December 31, 2010, we had gross accounts receivable relating to operator customers in Venezuela totaling $131.0 million and had credits available from our customers in Venezuela in the amount of $1.6 million, which were included within accounts receivable — trade, net.

Operators represented approximately 66%, 59% and 53% of our consolidated net sales for the years ended December 31, 2008, 2009 and 2010, respectively. Our consolidated net sales and net accounts receivable for years ended December 31, 2008, 2009 and 2010 included transactions with leading operators in Mexico and Venezuela. The operators in Mexico represented 19%, 16% and 16% of our consolidated net sales for years ended December 31, 2008, 2009 and 2010, respectively, and 14% and 15% of our net consolidated accounts receivable as of December 31, 2009 and 2010, respectively. The operators in Venezuela represented approximately 18%, 17% and 7% of our consolidated net sales for the years ended December 31, 2008, 2009 and 2010, respectively, and 33% and 10% of our consolidated accounts receivable as of December 31, 2009 and 2010, respectively.

We are dependent on the ability of our suppliers to provide products on a timely basis at favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability could have a material adverse effect on our operations, cash flows and financial position. We have five key suppliers of wireless devices. Purchases from these five suppliers comprised 82% and 89% and of all purchases made in 2009 and 2010, respectively. The largest supplier for the years ended December 31, 2009 and 2010 accounted for 37% and 40% of all purchase made of wireless devices, respectively. Any significant interruption by the suppliers or a termination of a distribution agreement could have a material adverse impact on our operations. See Note 14 — Commitments and Contingencies under Relationship with Suppliers.

Our current and future operations and investments in certain foreign countries are generally subject to the risks of political, economic or social instability, including the possibility of expropriation, confiscatory taxation, hyper-inflation, or other adverse regulatory or legislative developments or limitations on the repatriation of investment income, capital and other assets. We cannot predict whether any of such factors will occur in the future or the extent to which such factors would have a material adverse effect on our international operations.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Discontinued Operations

As part of our periodic review of our subsidiary operations, during 2008 and 2009, we decided to exit certain underperforming international operations. No such reductions occurred during the year ended December 31, 2010. We record amounts in discontinued operations as required by ASC 205 Presentation of Financial Statements. In accordance with ASC 360, the results of operations and related disposal costs, gains and losses for significant components that we have abandoned or sold are classified in discontinued operations for all periods presented. The consolidated statements of operations reflect the reclassification of the results of operations of our subsidiaries Aptec Mobile and Brightec and our subsidiaries in Bangladesh, India, Mauritius, Namibia and South Africa for all periods presented based on our decision to cease these operations during 2008. These operations were disposed of in 2008.

In April 2009, we sold WSA Distributing de Mexico S.A. de C.V., a subsidiary in Mexico, for approximately $1.0 million in cash and promissory notes. The consolidated statements of operations reflect the reclassification of the results of WSA Distributing de Mexico S.A. de C.V. for all periods presented based on our decision to cease these operations during 2009. In 2009, we decided to cease the operations of our Philippines subsidiary and as a result disposed of these operations in the same year. The consolidated statements of operations reflect the reclassification of the results of our Philippines subsidiary for all periods presented based on our decision to cease these operations during 2009.

The following table summarizes the results of operations of our subsidiaries classified as discontinued operations (in thousands):

	Years Ended December 31,
	2008	2009	2010

Revenue	$53,483	$8,057	$—

(Loss) income before taxes and non-controlling interest from discontinued operations	$(18,475)	$5,214	$(921)

Net (loss) income from discontinued operations	$(14,304)	$2,595	$(921)

As of December 31, 2009, the net assets (with the exception of cash) and net liabilities of operations exited are recorded as discontinued operations within prepaid expenses and other current assets and accounts payable, accrued expenses and other current liabilities, respectively (see Note 5 — Prepaid Expenses and Other Current Assets and Other Assets and Note 8 — Accounts Payable, Accrued Expenses and Other Current Liabilities and Other Long-Term Liabilities). The consolidated balance sheets reflect the reclassification of assets and liabilities commencing in the period in which we exited these operations whether through disposal or disposal by sale.

The amount of total assets (with the exception of cash) of operations exited which are included within prepaid expenses and other current assets as of December 31, 2009 and 2010 was approximately $0.2 million and $0.0 million, respectively. The amount of total liabilities of operations exited which are included within accounts payable, accrued expenses and other current liabilities as of December 31, 2009 and 2010 was approximately $0.5 million and $0.0 million, respectively. These assets and liabilities are comprised mainly of deposits and accrued expenses.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is classified as temporary equity and is shown net of issuance costs. The difference in carrying value and redemption value is due to these issuance costs. Cumulative dividends are accrued at the stated rate each period so that the temporary equity carrying value will equal its redemption value at the date the temporary equity is redeemable and is recorded on the declaration date at fair market value. We will adjust the carrying value of the redeemable convertible preferred stock for the issuance costs at the time it becomes probable that the redeemable convertible preferred stock will become redeemable. See Note 10 — Redeemable Convertible Preferred Stock.

Earnings per Share

We calculate basic earnings per share using the two-class method in accordance with ASC 260 Earnings Per Share. This requires the income per share for common stock and participating securities to be calculated assuming 100% of our earnings are distributed as dividends to common stock and participating securities based on their respective dividend rights, even though we do not anticipate distributing 100% of our earnings as dividends. Our redeemable convertible preferred stock represents the participating securities. See Note 10 — Redeemable Convertible Preferred Stock.

For the basic earnings per share calculation, net income available to shareholders is allocated among our common stock and participating securities. The allocation is based upon the two-class method on a one-for-one per share basis, as common stock and redeemable convertible preferred stock share pro rata in earnings. Only common stock shares in losses since there is no legal obligation for participating securities to fund losses. Net income is allocated using this method.

Basic earnings per share applicable to common stockholders is computed by dividing earnings applicable to common stockholders by the weighted-average number of common shares. Income applicable to common stockholders is net of the dividends relating to redeemable convertible preferred stock.

Diluted net earnings per share assumes the conversion of the redeemable convertible preferred stock if dilutive. Additionally, it assumes the conversion of convertible senior subordinated notes and convertible shares in subsidiaries using the if converted method, if dilutive, and includes any dilutive effect of stock options under the treasury stock method. It adds back the net income and cumulative dividends allocated to the redeemable convertible preferred stock, the net income allocated to convertible shares in subsidiaries and interest expense allocated to the convertible senior subordinated notes for fully diluted earnings per share calculations, if dilutive.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

The following summarizes the weighted-average number of common stock shares outstanding during the year:

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)

Weighted average common and redeemable convertible preferred stock outstanding for basic earnings per share	34,609,475	35,011,761	35,197,535	35,147,675	37,731,881

Weighted average common shares outstanding for basic earnings per share	18,134,166	18,163,037	18,181,347	18,178,538	18,182,267
Diluted shares resulting from:
Stock options	11,577	—	358,006	—	732,630
Redeemable convertible preferred stock	16,475,309	—	47,051	—	—
Convertible senior subordinated notes	—	2,580,480	—	—	—
Shares in subsidiaries that are convertible into redeemable convertible preferred stock	425,016	120,413	—	—	—

Weighted average common shares outstanding for diluted earnings per share	35,046,068	20,863,930	18,586,404	18,178,538	18,914,897

Diluted earnings per share excluded 1,892,976 shares, 2,319,770 shares and 1,026,500 shares for the years ended December 31, 2008, 2009 and 2010, respectively, related to stock options with an exercise price per share greater than the average fair value, resulting in an anti-dilutive effect on diluted earnings per share. It also excluded 16,848,724 shares and 16,969,137 shares for the years ended December 31, 2009 and 2010, respectively, related to redeemable convertible cumulative participating preferred stock with allocated net income and contractual cumulative preferred dividends which were considered anti-dilutive. In addition, diluted earnings per share excluded 2,580,480 shares and 2,533,429 shares, respectively, for the years ended December 31, 2008 and 2010, related to convertible senior subordinated notes which were considered anti-dilutive. In addition, diluted earnings per share excluded 3,510,542 shares and 853,611 shares for the years ended December 31, 2008 and 2009, respectively, related to convertible shares in subsidiaries which were considered anti-dilutive.

Diluted earnings per share excluded 822,500 shares (unaudited) for the three months ended March 31, 2011, related to stock options with an exercise price per share greater than the average fair value, resulting in an anti-dilutive effect on diluted earnings per share. It also excluded 19,549,614 shares (unaudited) for the three months ended March 31, 2011, related to redeemable convertible cumulative participating preferred stock with allocated net income and contractual cumulative preferred dividends which were considered anti-dilutive.

During 2008, a dividend distribution of $5.4 million was made to common shareholders. The redeemable convertible preferred stock shareholders waived their legal rights to participation in this particular dividend. See Note 11 — Stockholders’ Equity.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year’s presentation. For the years ended December 31, 2009 and 2010, we reclassified redeemable convertible preferred

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

stock amounting to $343.0 million and $363.6 million, respectively, and issuance costs amounting to $3.3 million and $3.3 million, respectively, from stockholders’ equity to temporary equity within the consolidated balance sheets. We also reclassified $22.6 million and $48.7 million in accrued dividends related to the redeemable convertible preferred stocks from accounts payable, accrued expenses and other current liabilities to temporary equity within the consolidated balance sheets as of December 31, 2009 and 2010 in order to comply with SEC rules and regulations.

For the year ended December 31, 2009, we reclassified $5.0 million in inventory price protection credits from accounts payable, accrued expenses and other current liabilities to inventories within the consolidated balance sheet.

Note 3 —	Accounting Standards

Recently Adopted Accounting Standards

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108 is now contained in ASC 250). ASC 250 Accounting Changes and Error Correction provides interpretive guidance on the considerations of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. We adopted the SAB 108 provisions within ASC 250 on January 1, 2010 in connection with our first time application of public company accounting policies. Upon adoption, there was no material impact on our consolidated financial statements.

Effective January 1, 2008, we adopted ASC 820, which defines fair value, establishes a framework for measuring fair value and expands required disclosures about fair value measurements. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. ASC 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. ASC 820 deferred the application of its guidance in relation to all non-financial assets and all non-financial liabilities to January 1, 2009. Effective January 1, 2009, we adopted the application of ASC 820 in relation to all non-financial assets and all non-financial liabilities.

On January 1, 2009, we adopted a new accounting standard codified within ASC 810 issued by the FASB which clarified that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements. Upon adoption, there was no material impact on our consolidated financial statements other than the inclusion of non-controlling interests within the consolidated statements of stockholders’ equity and comprehensive income (loss).

On January 1, 2009, we adopted a replacement of an accounting standard issued by the FASB codified within ASC 805 Business Combinations which significantly changes the principles and requirements for how an acquisition is recognized and measured in a company’s financial statements, including the identifiable assets acquired and the liabilities assumed. This statement also provides guidance for recognizing and measuring goodwill acquired in a business combination and required disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

On January 1, 2009, we adopted an interpretation of an accounting standard issued by the FASB and codified within ASC 740 Income Taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. This interpretation prescribes a

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption, there was no material impact on our consolidated financial statements.

In June 2009, the FASB issued, with effect from July 1, 2009, the FASB Accounting Standards Codificationtm (the “Codification”) as the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification does not change GAAP, except in limited circumstances, and the content of the Codification carries the same level of GAAP authority. The GAAP hierarchy has been modified to include only two levels of GAAP: authoritative and nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. Brightstar adopted the Codification and while it impacts the way Brightstar refers to accounting pronouncements in its disclosures, it had no effect on Brightstar’s financial position, results of operations or cash flows upon adoption.

On January 1, 2010, we adopted a new accounting standard codified within ASC 860 Transfers and Servicing. ASC 860 removes the concept of a qualifying special-purpose entity and removes an exception related to the application of the standard to qualifying special-purpose entities. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation. Upon adoption, there was no material impact on our consolidated financial statements.

On January 1, 2010, we adopted a new accounting standard codified within ASC 810 which amends existing guidance to require revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. Upon adoption, there was no material impact on our consolidated financial statements.

Recent Accounting Pronouncements

In September 2009, the FASB ratified Accounting Standards Update 2009-13, codified within ASC 605 which addresses criteria for separating the consideration in multiple element arrangements. ASC 605 requires companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of the individual deliverables in the arrangement, in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASC 605 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption will be permitted. There was no impact on our consolidated financial statements upon adoption.

Note 4 —	Accounts Receivable and Factoring Agreements

We utilize factoring agreements with banks as a short-term financing alternative to help us monetize receivables that may otherwise take over 90 days to collect. Under these agreements, we have sold certain eligible trade accounts receivable with and without recourse to us. We generally keep the servicing of such receivables through their due dates. During the years ended December 31, 2008, 2009 and 2010, we did not enter into factoring agreements that were accounted for as sales

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

under ASC 860 and consequently our factoring agreements are accounted for as debt. These agreements are discussed in Note 9 — Debt.

Accounts receivable are presented net of an allowance for doubtful accounts of $11.8 million and $18.4 million as of December 31, 2009 and 2010, respectively. We recorded a provision for doubtful accounts of $2.7 million, $6.4 million and $8.8 million during the years ended December 31, 2008, 2009 and 2010, respectively, within continuing operations. In addition, we recorded write-offs of $4.9 million, $1.3 million and $1.6 million during the years ended December 31, 2008, 2009 and 2010, respectively.

Note 5 —	Prepaid Expenses and Other Current Assets and Other Assets

Prepaid expenses and other current assets and other assets were comprised of the following (in thousands):

	December 31,
	2009	2010

Prepaid expenses and other current assets
Value-added tax receivable	$10,014	$19,422
Short-term investments	53,582	2,309
Prepaid expenses	13,355	24,159
Income taxes receivable	14,208	11,256
Other receivables	6,012	12,413
Deferred contract costs	7,613	11,981
Marketable equity securities	15,070	—
Deferred loan costs	799	1,714
Assets of discontinued operations	160	—
Other	3,853	4,475

	$124,666	$87,729

Other assets
Investments in real estate	$28,821	$39,589
Investments — cost method	2,821	1,470
Deferred contract costs	32,555	24,191
Value-added tax receivable	3,847	1,251
Deferred loan costs	1,022	9,754
Marketable equity securities	2,558	1,689
Security deposits	3,988	1,449
Intangibles	3,572	6,543
Goodwill	1,357	1,836
Other	2,946	7,952

	$83,487	$95,724

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Note 6 —	Property and Equipment

Property and equipment were comprised of the following (in thousands):

			Estimated
	December 31,		Useful Lives
	2009	2010	(In Years)

Land	$42	$57	—
Building	1,423	1,337	20
Leasehold improvements	12,280	15,877	1-10
Computer equipment and software	38,826	43,948	3-5
Furniture, fixtures and equipment	15,959	25,125	3-10

	68,530	86,344
Accumulated depreciation	(40,085)	(52,379)

	$28,445	$33,965

For the years ended December 31, 2008, 2009 and 2010, depreciation expense was approximately $9.9 million, $13.4 million and $11.5 million, respectively, related to continuing operations.

Note 7 —	Intangible Assets

Intangible assets, including goodwill, were comprised of the following (in thousands):

	December 31,
	2009	2010

Trade names	$2,173	$2,199
Customer relationships	526	1,369
Vendor relationships	—	996
Services and solutions	926	2,014
Goodwill	1,357	1,836
Other	22	420

	5,004	8,834
Accumulated amortization	(75)	(455)

	$4,929	$8,379

On December 31, 2008, we acquired a 10% non-controlling interest held by a former employee in our subsidiary Brightstar US, Inc. for $1.0 million in cash and a $4.0 million promissory note, payable in annual installments of $1.0 million, commencing December 31, 2009. The transaction was accounted for as a purchase. The fair value of the net assets acquired amounted to $4.9 million, including intangibles other than goodwill of $2.7 million.

Intangible assets include trade names and customer relationships. Intangible assets with definitive lives subject to amortization are amortized on a straight-line basis with estimated useful lives generally of seven years. As a result of the 10% non-controlling interest purchase of our subsidiary Brightstar US, Inc., we acquired $0.5 million in amortizable customer relationships and $2.2 million in trade names. For the years ended December 31, 2009 and 2010, amortization of these intangible assets included within depreciation and amortization in our statements of operations was $0.1 million and $0.1 million, respectively. No such amortization was recorded in the year ended December 31,

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

2008. Expected annual amortization expense of intangible assets is $0.1 million per year, which started in 2009 and we expect to continue through 2015.

We also have other intangible assets related to services and solutions software amounting to approximately $0.9 million and $2.0 million, net of accumulated amortization of $0.0 million and $0.1 million as of December 31, 2009 and 2010, respectively. All intangible assets are included as part of other assets in the accompanying consolidated balance sheets.

On October 1, 2010, we acquired 100% of the shares of OTBT, Inc. for approximately $3.2 million, of which $2.0 million was in cash and an estimated $1.2 million was in contingent consideration. OTBT, Inc. is a leading enabler of wireless reseller solutions and is focused on providing the value-added reseller and systems integration channel with a single source for wireless devices services, software, accessories and related equipment. The transaction was accounted for as a business combination. The fair value of the net assets acquired amounted to $3.2 million, including intangibles other than goodwill of $2.2 million.

Intangible assets are assets with indefinite lives not subject to amortization and assets with definite lives subject to amortization. Intangible assets with definitive lives subject to amortization are amortized on a straight-line basis with estimated useful lives generally between one and eight years. As a result of the acquisition, we acquired $1.0 million in vendor relationships, $0.8 million in customer relationships, and approximately $0.4 million of other intangible assets with definitive lives. For the year ended December 31, 2010, amortization of these intangible assets included within depreciation and amortization in our statements of operations was $0.2 million.

Note 8 —	Accounts Payable, Accrued Expenses and Other Current Liabilities and Other Long-Term Liabilities

Accounts payable, accrued expenses, and other current liabilities and other long-term liabilities were comprised of the following (in thousands):

	December 31,
	2009	2010

Accounts payable, accrued expenses and other current liabilities
Accounts payable — trade	$468,208	$1,178,301
Reserves, rebates, and volume incentive payable	117,665	52,245
Other accrued expenses	76,623	135,411
Income taxes payable	23,329	32,008
Accrued payroll and related benefits	20,151	31,416
Customer deposits	153,169	17,266
Warranty liability	465	2,907
Amounts due under purchase agreements	1,000	—
Deferred revenue	5,871	5,110
Amounts due under upfront fee arrangements	30,440	4,015
Accrued interest	754	6,046
Liabilities of discontinued operations	522	—

	$898,197	$1,464,725

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

	December 31,
	2009	2010

Other long-term liabilities
Amounts due under purchase agreements	$2,000	$—
Deferred rent	2,317	2,826
Deferred revenue	3,522	2,343
Contingent consideration	—	1,186
Other	1,480	3,255

	$9,319	$9,610

Note 9 —	Debt

Lines of credit, trade financing facilities and term loan are comprised of the following (in thousands):

	December 31,		March 31,
	2009	2010	2011
			(Unaudited)

Revolving Credit Facility — U.S. operations	$176,046	$—	$53,925
Term Loan — U.S. operations	57,500	—	—
Senior Notes	—	250,000	250,000
Trade facilities — U.S. operations	96,768	64,200	—
Bank facilities — U.S. operations	8,699	5,103	4,661
Bank facilities — Foreign operations	41,831	134,502	141,745

Total	380,844	453,805	450,331
Less: Long-term debt	51,733	252,586	306,351

Lines of credit, trade facilities and current portion of term debt	$329,111	$201,219	$143,980

Convertible senior subordinated notes	$21,004	$—	$—

The scheduled contractual repayment terms of our debt as of December 31, 2010 are as follows (in thousands):

2011	$201,219
2012	1,483
2013	628
2014	100
2015	80
2016 and thereafter	250,295

$453,805

Senior Notes

On November 30, 2010, we issued an aggregate of $250.0 million of 9.50% senior notes (the “Notes”) due December 1, 2016. The Notes are guaranteed, jointly and severally, by each of our

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

wholly owned existing and future domestic restricted subsidiaries (as defined, the “Restricted Subsidiaries”) that guarantee our credit agreement (the “Guarantors”). The Notes were issued under an Indenture dated November 30, 2010 (as supplemented, the “Indenture”) among us, the Guarantors and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). The Notes pay interest at 9.50% per annum, payable semiannually in arrears on June 1 and December 1 commencing on June 1, 2011. Interest on the Notes will accrue from November 30, 2010. As of December 31, 2010, the outstanding balance of accrued interest was $2.0 million and is recorded within accounts payable, accrued expenses and other current liabilities in our consolidated balance sheets.

The terms of the Indenture contain customary events of default and covenants that restrict, among other things, our ability to incur additional debt; make certain payments, including dividends or other distributions, with respect to our capital stock, or prepayments of subordinated debt; make certain investments or sell assets; create certain liens or engage in sale and leaseback transactions; provide guarantees for certain debt; enter into restrictions on the payment of dividends and other amounts by subsidiaries; engage in certain transactions with affiliates; consolidate, merge or transfer of all or substantially all our assets; and enter into other lines of business.

The Notes are guaranteed, jointly and severally, by the Guarantors. Each Guarantor’s guarantee is a general unsecured senior obligation of that Guarantor, rank pari passu in right of payment with all existing and future unsubordinated indebtedness of that Guarantor and is effectively subordinated to any secured debt of that Guarantor to the extent of the value of the assets securing such debt. The Notes are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries that do not guarantee the Notes.

On the date of issuance we received proceeds from the notes of $244.3 million net of issuance costs of $5.7 million. The proceeds from the issuance of the Notes were used to pay down a portion of the revolving credit facility related to our Amended and Restated Credit Facility. The issuance costs related to the Notes in addition to other qualified expenses, primarily professional fees, have been deferred in accordance with ASC 835 Interest for a total deferred cost of $7.1 million. The deferred costs related to the Notes will be amortized over 6 years, the contractual term of the Notes, using the effective interest method. As of December 31, 2010, our deferred cost balance was $7.0 million, net of accumulated amortization of $0.1 million, and is recorded within other assets in our consolidated balance sheets.

At any time prior to December 1, 2014, the Company may on any one or more occasions redeem all or a portion of the aggregate principal amount of the Notes at a redemption price equal to 109.5% of the principal amount, plus accrued and unpaid interest to the applicable redemption date, with the net cash proceeds of certain equity offerings; provided that (i) at least 65% of the aggregate principal amount of the Notes remains outstanding immediately after such redemption (other than the Notes held, directly or indirectly, by the Company or its subsidiaries), and (ii) the redemption occurs within 90 days of the date of the closing of such equity offering. At any time prior to December 1, 2014, the Company may redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus an “applicable premium” (as defined in the Indenture), as of, and accrued and unpaid interest, if any, to the applicable redemption date.

Additionally, on or after December 1, 2014, the Company may redeem all or a part of the Notes on any one or more occasions, at the redemption prices (expressed as percentages of principal amount on the redemption date) set forth below plus accrued and unpaid interest on the Notes

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on December 1 of each of the years indicated below:

Year	Percentage

2014	104.75%
2015 and thereafter	100.00%

Pursuant to the Indenture, the Company may incur certain additional indebtedness and any of its subsidiaries may incur indebtedness and any of its Restricted Subsidiaries, as defined in the Indenture, may incur indebtedness, if the Fixed Charge Coverage Ratio, as defined in the Indenture, on a consolidated basis for the Company and its Restricted Subsidiaries for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the sale on which such addition indebtedness is incurred would have been at least 2.50 to 1.00, determined on a pro forma basis, as if the additional indebtedness had been incurred and the application of proceeds therefrom had occurred at the beginning of such four-quarter period provided. If the aforementioned incurrence test is not met, the Indenture provides for other indebtedness tests which are tied to the book value of receivables and inventory (“baskets”). All existing debt at the effective date of the Notes (excluding the Amended and Restated Credit Facility and the Modified Notes) is excluded from the baskets.

In the event of a change in control, the Company will be required to commence and complete an offer to purchase all the Notes then outstanding at a price equal to 101% of their principal amount, plus accrued interest (if any), to the date of repurchase. Additionally, if the Company or a guarantor sell assets, all or a portion of the net proceeds of which are not reinvested in accordance with the terms of the Indenture or are not used to repay certain debt, the Company will be required to offer to purchase an aggregate principal amount of the outstanding Notes, in an amount equal to such remaining net proceeds, at a purchase price equal to 100% of the principal amount thereof, plus accrued interest and additional interest, if any and as defined below, to the payment date.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any other federal securities laws or the securities laws of any state. The initial purchasers, as defined in the Indenture, are offering the notes only to qualified institutional buyers under Rule 144A of the Securities Act and to persons outside of the United States in compliance with Regulation S of the Securities Act. Subject to our completion of an initial public offering of our common stock, we are obligated to use our commercially reasonable efforts to commence an offer to exchange the notes under the Securities Act within 180 days.

Revolving Credit Facility and Term Loan

In August 2007, we restated our Amended Credit Facility and Term Loan (the “Term Loan”) by incorporating all executed amendments into one credit facility (the “Amended and Restated Credit Facility”). In November 2010, we paid off and closed our Term Loan. In December 2010, we amended and restated our existing Amended and Restated Credit Facility, terminating the Term Loan, incorporating all executed amendments and including newly negotiated terms into one credit facility (the “Revolving Debt Agreement”).

The Amended and Restated Credit Facility was collateralized by the receivables, inventories, fixed assets and general intangibles of our U.S. subsidiaries and operations. The borrowing base primarily consisted of 85% of eligible receivables plus 59% to 73% of eligible inventories, as defined in the agreement. The Amended and Restated Credit Facility provided for a revolving credit facility to

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

fund working capital advances, letters of credit and general corporate purposes and a Term Loan with a group of lenders.

The Amended and Restated Credit Facility increased the revolving credit facility to $350.0 million and provided an option to increase it to $400.0 million on an uncommitted basis. The Amended and Restated Credit Facility also provided us with an option to increase the Term Loan from $75.0 million to $100.0 million on an uncommitted basis. Term Loan principal payments of $2.5 million were payable on a quarterly basis commencing in April 2008 through the maturity date, which was extended to August 2012. Upon maturity the entire outstanding balance would have been due.

Interest was payable monthly in arrears on the first day of each month. Interest accrued at rates based on the higher of the Domestic Rate, as defined in the agreement, plus a margin of 0.25% to 1.75%, or its Eurodollar Rate, as defined in the agreement, plus a margin of 1.25% to 2.75%, depending on the average monthly outstanding amounts. We were also required to pay an unused facility fee ranging from 0.25% to 0.50% per annum, depending on the average undrawn availability.

The Amended and Restated Credit Facility contained both a subjective acceleration clause and a lock-box arrangement, whereby remittances from customers were received and used to reduce the current outstanding borrowings. Cash collected through this arrangement was classified as restricted cash in the accompanying consolidated balance sheets. Pursuant to ASC 470 Debt, we classified the revolving credit facility under the Amended and Restated Credit Facility as a current liability.

For the subsidiaries party to the Amended and Restated Credit Facility, we used cash sweeping arrangements to help manage our debt obligations under the facility and liquidity requirements. In these sweeping arrangements, the subsidiaries party to the Amended and Restated Credit Facility agreed with the lenders that the cash balances of any of such subsidiaries with the lenders would be subject to a full right of set off against amounts owed to the lenders under the Amended and Restated Credit Facility. Amounts under these sweeping arrangements were considered restricted cash. See Note 2 — Summary of Significant Accounting Policies under Restricted Cash.

The Amended and Restated Credit Facility contained customary events of default and covenants that restricted, among other things, making investments, incurring additional indebtedness or making capital expenditures in excess of specified amounts, creating liens and engaging in certain mergers or combinations without the prior written consent of the lenders. They allowed us to declare or pay stock dividends on our common stock or preferred stock and provided that we may declare or pay dividends (other than dividends payable in our stock) on our common stock or preferred stock as long as: (i) we were not in default of the Amended and Restated Credit Facility, (ii) our consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) as of the end of the fiscal quarter immediately preceding such dividend payment calculated as of the four fiscal quarters then ended was in excess of a specified amount and (iii) other criteria set forth in the agreements were met. The agreements also required us to maintain certain financial ratios including fixed charge coverage ratios.

In September 2010, we elected the option to increase the revolving credit facility by $30.0 million to a total facility size of $380.0 million, as well as to increase the Term Loan by $20.0 million. In November 2010, we elected the option to increase our revolving credit facility by an additional $20.0 million to a total facility size of $400.0 million. All options were approved by the group of banks and all other loan provisions remained unchanged. On November 30, 2010 we used our revolving credit facility to pay off our Term Loan.

The increase and other changes in the Amended and Restated Credit Facility were accounted for as a modification of debt instruments in accordance with ASC 470. As the Amended and Restated

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Credit Facility had a syndication of lenders, we evaluated each lender to determine the extent of change in the borrowing capacity of the old debt compared to the modified or new debt. In accordance with ASC 470, the modification of the Amended Credit Facility was determined to not be a substantial modification. As a result, unamortized debt issuance costs, fees paid to the lenders and any third-party costs incurred related to the modified debt were allocated to the new debt and amortized over the term of the new debt. As of December 31, 2009, the outstanding unamortized debt issuance costs were $1.8 million. For the years ended December 31, 2008 and 2009, we amortized approximately $1.0 million and $1.0 million, respectively, of debt issuance costs and recorded the charge as interest expense.

In December 2010, we amended and restated our existing Amended and Restated Credit Facility, terminating the Term Loan, incorporating all executed amendments and including newly negotiated terms into one credit facility (the “Revolving Debt Agreement”). The Revolving Debt Agreement increased the revolving credit facility to $500.0 million and provides an option to increase it to $600.0 million on an uncommitted basis. The Revolving Debt Agreement has a stated maturity of December 2015, five years from the closing date. Based on these modifications and pursuant to ASC 470, we have classified the Revolving Debt Agreement as a long-term liability.

The Revolving Debt Agreement is collateralized by the receivables, inventories, fixed assets and general intangibles of our U.S. subsidiaries and operations. The borrowing base primarily consisted of 85% to 90% of eligible receivables plus 60% to 75% of eligible inventories, as defined in the agreement. The Revolving Debt Agreement provides for a revolving credit facility to fund working capital advances, letters of credit and general corporate purposes.

The increase and other changes in the Revolving Debt Agreement were accounted for as a modification of revolving-debt arrangements in accordance with ASC 470. As the Revolving Debt Agreement has a syndication of lenders, we evaluated each lender to determine the extent of change in the borrowing capacity of the old debt compared to the modified or new debt. As a result, unamortized debt issuance costs, fees paid to the lenders and any third-party costs incurred related to the modified debt were allocated to the new debt and amortized over the term of the new debt for each lender remaining within the syndication of lenders. For those original lenders that were not part of the new syndicated group of lenders, the pro rata portion of unamortized debt issuance costs of $0.5 million was written off in December 2010 leaving a balance of $1.0 million. As the borrowing capacity of the Revolving Debt Agreement is greater than the old arrangement the unamortized deferred costs of $1.0 million, any fees paid to the creditor and any third-party costs incurred will be deferred and amortized over the term of the new arrangement. These amounted to approximately $4.6 million in total.

The Revolving Debt Agreement contains customary events of default and covenants that restrict, among other things, making investments, incurring additional indebtedness or making capital expenditures in excess of specified amounts, creating liens and engaging in certain mergers or combinations without the prior written consent of the lenders. Many of the negative covenants, including dividend payments and loans and investments to foreign subsidiaries, are subject to a Fixed Charge Coverage Ratio incurrence test and minimum undrawn availability target. The Revolving Debt Agreement does not contain financial maintenance covenants, as long as we exceed a minimum average undrawn availability ratio for the reporting period.

In addition, the Revolving Debt Agreement contains a subjective acceleration clause. However, it no longer contains a lock-box arrangement whereby remittances from customers are received and used to reduce the current outstanding borrowings. Therefore, cash collected through our new lock-

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

box arrangement is no longer classified as restricted cash in the accompanying consolidated balance sheets and, pursuant to ASC 470, we are not required to classify the revolving credit facility as a current liability.

Interest accrues at rates based on the higher of the Domestic Rate, as defined in the agreements, plus a margin of 1.00% to 1.50% or its Eurodollar Rate, as defined in the agreements, plus margin of 2.00% to 2.50%, depending on the average monthly outstanding amount. Interest on the Revolving Debt Agreement is payable in arrears on the first day of each month with respect to Domestic Rate Loans and, with respect to Eurodollar Rate Loans, at the end of each Interest Period or, for Eurodollar Rate Loans with an Interest Period in excess of three months, at the earlier of (a) each three months from the commencement of such Eurodollar Rate Loan or (b) the end of the Interest Period. Domestic Rate Loans bear interest based upon the Alternate Base Rate which means for any day, an annual rate equal to the highest of (i) the Base Rate in effect on such day, (ii) the Federal Funds Open Rate in effect on such day plus 0.50% and (iii) the Daily LIBOR Rate plus 1.00%. Eurodollar Rate Loans bear interest based upon the Eurodollar Rate which means the average of LIBOR two business days prior to the commencement of the Interest Period divided by a number equal to 1.0 minus the Eurodollar Reserve Percentage.

As of December 31, 2009, the Amended and Restated Credit Facility’s weighted average interest rate was 2.18%, there was $82.1 million in outstanding letters of credit and the balance on our term loan and revolving credit facility were $57.5 million and $176.0 million, respectively.

As of December 31, 2010, the Revolving Debt Agreement’s weighted average interest rate was 2.70%, there was $83.7 million in outstanding letters of credit, the balance of the revolving credit facility was $0.0 million, and the term loan, no longer outstanding, had no balance. As of December 31, 2009 and 2010, unamortized debt issuance costs related to the Amended and Restated Credit Facility were included with unamortized debt issuance costs related to the Revolving Debt Agreement. The short-term portion of unamortized debt issuance cost is included within the balance sheet in prepaid expenses and other current assets. For the year ended December 31, 2010, we amortized approximately $1.4 million of debt issuance costs and recorded the charge as interest expense.

Other Facilities — U.S. Operations

In 2008, we executed a debt restructuring strategy that allowed us to consolidate the number of facilities with more favorable terms and rates with our lenders. As a result, we were able to secure new funding, renegotiated existing facilities and during 2008 and 2009 closed several others with less favorable terms and higher interest rates.

In September 2008 we renewed two trade payable facilities with a maturity date of October 2009 and a borrowing limit of $30.0 million. The facility was renewed in October 2009 for $20.0 million bearing an interest rate of LIBOR plus 1.00% to 2.00% with a maturity date of October 2010. In June 2010, we increased our borrowing limit from $20.0 million to $30.0 million. The facility was renewed in October 2010 for $30.0 million bearing an interest rate of LIBOR plus 2.00% with a maturity date of October 2011. The payment terms are up to 120 days from the disbursement date. The lines are secured with credit insurance policies and the credit insurance covers 100% of the trade facilities in the event of our default. The cost of the credit insurance is paid by the Company. We also pay quarterly an unused facility fee of 0.25% per annum. As of December 31, 2009, the outstanding balance was $25.3 million and the interest rate under the facilities ranged from 1.28% to 2.32%. As of December 31, 2010, the outstanding balance was $0.0 million and the interest rate under the facilities ranged from 1.28% to 2.61%.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

In October 2008, we entered into a loan agreement to assist in financing the purchase of goods with a borrowing limit of $50.0 million. The loan is unsecured and matures annually and is automatically renewed unless either party notifies within 60 days of the maturity date. We most recently renewed in October 2010. We also pay a quarterly unused commitment fee of 0.50% per annum and annually an administration fee of 0.35% per annum at the maturity date and every anniversary thereafter. This agreement generally has payment terms of no more than 120 days from the date of disbursement and with a borrowing rate of LIBOR plus 1.50%. As of December 31, 2009 and 2010, the outstanding balance was $50.0 million and $43.7 million, respectively, and the interest rate under this facility ranged from 1.75% to 1.80% and 1.75% to 2.03%, respectively.

In April and May 2009, the Company entered into two separate promissory notes with a bank to facilitate the financing of the Company’s account receivables to customers located in Venezuela. The promissory notes have no stated maturity dates and bear interest at LIBOR plus 1.00% which is paid by the customers. The capacity of the line is up to $30.0 million. The outstanding balance as of December 31, 2009 and 2010 for these promissory notes amounted to $21.5 million and $0.0 million, respectively. These promissory notes were repaid in October 2010.

In June 2010, we entered into a $5.0 million factoring agreement with a bank to finance vendor invoices which we amended in August 2010 to $20.0 million. The line bears interest at LIBOR plus 4.40% plus fees as stated in the agreement. The outstanding balance as of December 31, 2010 for this agreement amounted to $20.5 million and the interest rate under this agreement ranged from 4.69% to 4.94%.

Bank Facilities — U.S. Operations

During 2007, we entered into a master lease agreement with a bank for the purpose of financing certain purchases of equipment and services for up to $12.0 million. At the inception, each individual lease is evaluated and accounted for in accordance with its merits as a capital or operating lease. Payments are made in accordance with the bank’s amortization schedules. The terms of the lease agreements generally range between 36 months to 60 months from the commencement date. We also have lease-financing arrangements with other third parties. As of December 31, 2009 and 2010, we had outstanding $8.7 million and $5.1 million, respectively. See Note 14 — Commitments and Contingencies under Capital Leases.

Bank Facilities — Foreign Operations

As of December 31, 2009 and 2010, we had entered into various financing arrangements with local banks at some of our foreign subsidiaries, primarily consisting of factoring agreements, revolving lines of credit, trade facilities, term loans and capital leases. The terms of the credit facilities generally range from 12 months to 30 months and are guaranteed with the pledge of local Brightstar assets and/or with a corporate guarantee. As to capital leases, each individual lease is evaluated and accounted for in accordance with its merits as a capital or operating lease. Payments are made in accordance with the given bank’s amortization schedules. The terms of the capital lease agreements generally range between 36 months to 60 months from the commencement date.

As of December 31, 2009 and 2010, we had foreign operations bank facilities outstanding of $41.8 million and $134.5 million, respectively. These facilities bear interest at the agreement’s stated interest rate, predominantly LIBOR, plus a margin of 0.35% to 5.50%. These interest rates ranged from 1.00% to 10.50% and 1.00% to 13.70% per annum in 2009 and 2010, respectively. Additionally,

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

some facilities bear fees related to unused availability, commitment amounts or other basis, as stated in the agreement, these range from 0.05% to 0.50% and are generally paid annually.

General

From time to time, we may also have available lines of credit in different countries that may be used as needed to provide standby letters of credit to our suppliers and vendors.

Convertible Senior Subordinated Notes

In 2003, we obtained private financing of $31.8 million in convertible subordinated senior notes. During 2007, in connection with the issuance of our Series D Preferred Stock, we repaid a portion of the convertible subordinated senior notes and concurrently extended the maturity date to December 2010 (the “Modified Notes”).

The Modified Notes were convertible into common stock at any time at the election of the holders at a conversion price of $8.00 per share. The Modified Notes accrued interest at 10.50% per annum, payable quarterly. The Modified Notes contained certain financial covenants which included limitations on maximum leverage ratio and minimum consolidated EBITDA (as defined in the Modified Notes). The Modified Notes also contained non-financial covenants which among other restrictions, restricted declaring or paying any sum for any Restricted Junior Payment (as defined in the Modified Notes), redeeming shares of common stock or options in excess of $5.0 million and declaring dividends other than for Preferred Stock and certain subsidiaries with non-controlling holders. We had the right to require the conversion of the Modified Notes upon a change in control event, if we completed an initial public offering which resulted in gross proceeds of at least $50.0 million, or if the shares of common stock were sold in an initial public offering at a price of at least 200% of the conversion price.

In October 2008, subject to certain conditions, including the execution of certain waivers, approval by certain shareholders of the Company and receipt of certain required consents, we agreed with the holders of the Modified Notes and amended the Modified Notes to modify the conversion feature so that in addition to the right to convert the Modified Notes into shares of our common stock, the Modified Notes were convertible into shares of a new series of preferred shares designated as Series E Redeemable Convertible Preferred Stock (“Series E Preferred Stock”), that with respect to rights upon liquidation, winding up and dissolution, rank pari passu to our Series B Redeemable Convertible Preferred Stock, Series C Redeemable Convertible Preferred Stock and Series D Redeemable Convertible Preferred Stock. The Series E Preferred Stock has the right to vote on an as-converted basis as a class with the holders of our common stock on matters submitted to the holders of our common stock. The Series E Preferred Stock also has participating rights and yields no stated dividends. The Series E Preferred Stock is convertible into common stock at any time at the election of the holders at an initial conversion price of $8.00 per share. The Series E Preferred Stock has no stated maturity and provides for the redemption of these securities at the election of the holders in the event of a change of control, at an offer price in cash equal to 101% of the liquidation amount.

We have the right to require the conversion of the Series E Preferred Stock in whole, but not in part, if we complete an initial public offering, which results in gross proceeds of at least $50.0 million and the common stock sold in such offering are sold to the public at a price of at least $16.00 per share, or upon the occurrence of a liquidation event (as defined in the Series E Preferred Stock

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

documents) as long as the cash consideration is at least 200% of the Series E Preferred Stock conversion price.

In 2009, we obtained waivers from the investor group and the convertible note holders for non-compliance with the minimum required $100.0 million EBITDA for the last twelve-month period for each of the five quarters ended March 31, 2010. Additionally, we obtained a waiver from the majority convertible preferred stockholder for the twelve-month period ended September 30, 2010.

In December 2010, the holders of the Modified Notes elected to convert all of the Modified Notes to Series E Preferred Stock. See Note 10 — Redeemable Convertible Preferred Stock.

Note 10 —	Redeemable Convertible Preferred Stock

Our redeemable convertible preferred stock consists of five series. The redeemable convertible preferred stock has been issued from time to time and has been considered temporary equity based on the fact that the shares have conditions for redemption which are not solely within the control of the Company. The redeemable convertible preferred stock is presented in the consolidated balance sheets at its aggregate redemption values, net of issuance costs and inclusive of accrued dividends. The following details the redeemable convertible preferred stock terms:

Redeemable convertible preferred stock Series A. Authorized 5,000,000 shares of $0.0001 par value per share; none issued and outstanding as of December 31, 2009 and 2010.

Redeemable convertible preferred stock Series B. Authorized 2,500,000 shares of $0.0001 par value per share; 2,500,000 issued and outstanding as of December 31, 2009 and 2010 ($50.0 million liquidation value).

Redeemable convertible preferred stock Series C. Authorized 5,000,000 shares of $0.0001 par value per share; 493,828 issued and outstanding as of December 31, 2009 and 2010 ($10.0 million liquidation value).

Redeemable convertible preferred stock Series D. Authorized 14,000,000 shares of no par value per share; 13,975,309 issued and outstanding as December 31, 2009 and 2010 ($283.0 million liquidation value).

Redeemable convertible preferred stock Series E. Authorized 2,600,000 shares of $0.0001 par value per share; none issued and outstanding as of December 31, 2009; 2,580,477 issued and outstanding as of December 31, 2010 ($20.6 million liquidation value).

Series E Redeemable Convertible Preferred Stock

In October 2008, our Board of Directors authorized the creation of the Series E Redeemable Convertible Preferred Stock (“Series E Preferred Stock”), consisting of 2,600,000 shares having a par value of $0.0001 per share. The Series E Preferred Stock may only be issued upon conversion of the Convertible Senior Subordinated Notes. Our Series E Preferred Stock has voting rights and participating rights and may participate in dividends on common stock, if declared. The Series E Preferred Stock is convertible into common stock at any time at the election of the holders at a conversion price of $8.00 per share, subject to customary anti-dilution adjustments. The Series E Preferred Stock has no stated maturity and provides for the redemption of these securities by the holders at their election, in whole or in part, in the event of a change in control, at an offer price in cash equal to 101% of the liquidation amount, plus accrued and unpaid dividends, if any.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

In December 2010, the holders of the Convertible Senior Subordinated Notes elected to convert their Convertible Senior Subordinated Notes into 2,580,477 shares of our Series E Preferred Stock. As of December 31, 2010, the liquidation and redemption value of the Series E Preferred Stock is $20.6 million.

We have the right to require the conversion of the Series E Preferred Stock, in whole but not in part, if we complete an initial public offering which results in gross proceeds of at least $50.0 million. We may also require the conversion of the Series E Preferred Stock, if the shares of common stock are sold in an initial public offering at a price of at least 200% of the Series E conversion price.

Series D Redeemable Convertible Preferred Stock

In June 2007, we issued 13,975,309 shares of 6.4% Series D Redeemable Convertible Preferred Stock (“Series D Preferred Stock”), no par value, to a private investor for an aggregate purchase price of $283.0 million. Cumulative dividends on Series D Preferred Stock commenced on January 1, 2009. If any shares of Series D Preferred Stock remain outstanding after September 30, 2011, the dividend rate will increase by 1.0% per annum on such date and every year thereafter up to a maximum dividend rate of 15.0% per annum until such time no shares of Series D Preferred Stock will be outstanding. The Series D Preferred Stock also has certain protective default rights in the event of non-compliance with their provisions that could trigger an increase in its dividend rate to 10% per annum from the date of the non-compliance through such time the non-compliance is remediated. The Series D Preferred Stock has participating rights. As of the issuance date, the Series D Preferred Stock was non-voting; however, upon the occurrence of certain triggering events in the future, they can be converted to voting at the election of the holders. The Series D Preferred Stock is convertible into common stock at any time, in whole or in part, at the election of the holders at a conversion price of $20.25 per share. The Series D Preferred Stock has no stated maturity and provides for the redemption of these securities by the holders at their election in the event of a change in control, at an offer price in cash equal to 101% of the liquidation amount, plus accrued and unpaid dividends. As of December 31, 2009, the redemption value of the Series D Preferred Stock is $301.8 million, which includes $18.8 million ($1.35 per share) in accrued and unpaid dividends. As of December 31, 2010, the redemption value of the Series D Preferred Stock is $321.3 million, which includes $38.3 million ($2.74 per share) in accrued and unpaid dividends.

We have the right to require the conversion of the Series D Preferred Stock, in whole but not in part, if we complete an initial public offering which results in gross proceeds of at least $100.0 million. We may also require the conversion of the Series D Preferred Stock, if the shares of common stock are sold in an initial public offering at a price of at least 130% of the Series D conversion price.

Series B and C Redeemable Convertible Preferred Stocks

During 2006, we issued 2,500,000 shares of Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”), having a par value of $0.0001 per share, for an aggregate purchase price of $50.0 million.

In March 2007, our Board of Directors authorized the creation of the Series C Redeemable Convertible Preferred Stock (“Series C Preferred Stock”), consisting of 5,000,000 shares having a par value of $0.0001 per share. The Series C Preferred Stock may only be issued to the stockholder of the 30% and 40% ownership interest in our subsidiaries in Singapore and Australia, respectively, upon the stockholder’s election to convert its holdings pursuant to a conversion option.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

As of December 31, 2008, the same stockholder that had a 30% ownership interest in our subsidiary in Singapore also owned 40% of our subsidiary in Australia and they were the holders of an option which enabled them to convert their investment in Singapore and/or Australia into shares of Series C Preferred Stock of the Company, at any time after February 2008, subject to a fully diluted ceiling of 10% of the Company’s capital stock at the time of conversion after taking into effect the issuance of Series C Preferred Stock. In March 2009, such stockholder elected to convert its investment in Singapore into 493,828 shares of our Series C Preferred Stock. At the same time, we also repurchased their ownership interest in our subsidiary in Australia for $40.0 million in cash. The conversion ratio was calculated at the time of election by the shareholder to convert, based on the then fair market value of Brightstar and the respective subsidiaries.

Our Series B and Series C Preferred Stock require a cumulative dividend of 6.4% per annum commencing on January 1, 2009. If any of the Series B and Series C Preferred Stock remains outstanding after September 30, 2011, the dividend rate on the series with outstanding shares will increase by 1.0% per annum on such date and every year thereafter up to a maximum dividend rate of 15.0% per annum until such time as no shares of such series is outstanding. At least one-half of the dividends are to be paid quarterly in cash. If, as of any dividend date, we fail to pay at least one-half of the dividends payable on such date in cash, then the dividend rate on each share of the preferred stock will be 10% per share annually, effective as of the first day of the dividend period, up until the default is cured. The Series B and C Preferred Stock also have certain protective default rights in the event of non-compliance with their provisions that could trigger an increase in their dividend rate to 10% per annum from the date of the non-compliance through such time the non-compliance is remediated. The Series B and Series C Preferred Stock are convertible into common stock at any time, in whole or in part, at the election of the holders. The conversion price for the Series B is $20.00 per share (the “Series B Conversion Price”) and the conversion price for the Series C is $20.25 per share (the “Series C Conversion Price”). The Series B and C Preferred Stock have no stated maturity and provide for the redemption of these securities by the holders at their election in the event of a change in control, at an offer price in cash equal to 101% of the liquidation amount, plus accrued and unpaid dividends.

In 2009, we received waivers for Series B and Series C Preferred Stock in order to waive the 10% default rate through December 31, 2009 due to nonpayment of dividends. We began using the default rate of 10% due to nonpayment of dividends as of January 1, 2010 in the accrual of the Series B and Series C Preferred dividends. As of December 31, 2010, the redemption value of the Series B and C Preferred Stock is $58.8 million and $11.6 million, respectively, which includes $8.8 million ($3.52 per share) and $1.6 million ($3.19 per share), respectively, in accrued and unpaid dividends. As of December 31, 2009, the redemption value of the Series B and C Preferred Stock is $53.3 million and $10.5 million, respectively, which includes $3.3 million ($1.33 per share) and $0.5 million ($1.01 per share), respectively, in accrued and unpaid dividends.

We have the right to require the conversion of the Series B and Series C Preferred Stock, in whole but not in part, if we complete an initial public offering which results in gross proceeds of at least $100.0 million. We may also require the conversion of the Series B and Series C Preferred Stock if the shares of our common stock are sold in an initial public offering at a price of at least 130% of the Series B Conversion Price or Series C Conversion Price. Our Series B and Series C Preferred Stock have voting rights and participating rights.

Under the Revolving Debt Agreement, the Company is permitted to make dividend payments subject to, no Event of Default, pro forma compliance with the Fixed Charge Coverage Ratio and

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Minimum Undrawn Availability target. Under the terms of the Notes, the Company is permitted to make dividend payments limited to 50% of net income accumulated since October 1, 2010 and subject to pro forma compliance with the Fixed Charge Coverage Ratio, which excludes the first $50.0 million in dividends. In addition, the Company has a one-time basket of $25.0 million which it can utilize to pay dividends.

Note 11 —	Stockholders’ Equity

We currently have authorized for issuance 50 million shares of common stock, par value per share $0.0001. As of December 31, 2009 and 2010 we had 18,176,167 and 18,182,267 shares issued and outstanding, respectively.

In December 2008, we declared and paid $5.4 million in dividends ($0.30 per share) to our common stockholders after consents and waivers were obtained from noteholders and our preferred stockholders. Our future dividend policy will be determined on a yearly basis and will depend on earnings, financial condition, capital requirements and certain other factors. We do not expect to declare dividends with respect to our common stock in the foreseeable future. The terms of the Revolving Debt Agreement, the Notes, the Series A, B, C, D and E Preferred Stock restrict our ability to declare or pay dividends on any of our equity securities, except that we may pay (1) stock dividends in shares of common stock to our holders, and (2) dividends on our preferred stock in accordance with its terms provided we meet the requirements under the Amended and Restated Credit Facility. In addition to the foregoing, we may only declare dividends if we meet certain requirements set forth in that certain Second Amended and Restated Payment Terms Agreement dated as of July 7, 2008 entered into among us, certain of our subsidiaries, and one of our suppliers of wireless equipment (the “Payment Terms Agreement”).

Pursuant to the terms of the Payment Terms Agreement, we and certain of our subsidiaries have entered into various security, pledge and guaranty agreements with one of our suppliers whereby we pledged shares of common stock and other ownership interests of certain of our subsidiaries and allowed the supplier to register in various foreign jurisdictions a security interest on those shares or ownership interests and assets of certain of our foreign subsidiaries. Newly formed subsidiaries may be required to sign agreements to become parties to the Payment Terms Agreement and the various security, pledge, and guaranty documents in order to meet certain collateral ratio obligations set forth in the Payment Terms Agreement. In exchange, the supplier agreed to continue to provide us with a vendor credit line for the purchase of products from the supplier.

In March 2009, an employee entered into an ownership interest exchange with us wherein the employee exchanged 9.8% of their non-controlling interest in one of our consolidated subsidiaries for 40,000 common shares of the Company. This effectively reduced the non-controlling interest held by the employee from 49% to 39.2%.

Our two founding common stockholders entered into a stock pledge and security agreement in 2004 with one of our suppliers of wireless equipment. Under the agreement, our original stockholders granted the supplier a first lien on all of their shares of our common stock in connection with the supplier renewing the master distribution agreements. The pledged stock serves as collateral and secures payment of our obligations to the supplier. In June 2007, the lien was released with respect to the stock held by one of our founders. In September 2009, the lien was released with respect to the stock held by the other founder.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Note 12 —	Income Taxes

Our provision for income taxes is based on reported earnings before income taxes. Deferred taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using tax rates in effect for the years in which the differences are expected to reverse. The effects of changes in tax laws on deferred tax balances are recognized in the period the new legislation is enacted. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

We file a consolidated U.S. income tax return and tax returns in various states and local jurisdictions. Our subsidiaries also file tax returns in various foreign jurisdictions. During 2009, we provided for U.S. deferred income taxes on cumulative earnings on certain non-U.S. affiliates where management intends to repatriate earnings. During 2010, we included the undistributed earnings of our Australian subsidiaries as deemed dividends in the computation of our 2010 current year tax provision and we reduced the 2010 income tax provision by the amount of deferred income taxes recorded in 2009 on those earnings that management considered to be available for repatriation.

In July 2008, the U.S. Internal Revenue Service (the “IRS”) commenced an examination for the 2005, 2006 and 2007 tax years. We have evaluated our tax positions based on appropriate provisions of applicable enacted tax laws and regulations and we believe that they are supportable based on their specific technical merits and the facts and circumstances of the transactions. As of June 30, 2010, in connection with this examination, we received notices of proposed adjustment, in which the IRS proposed an aggregate adjustment of the three-year period of approximately $102.8 million. As of December 31, 2010, the IRS revised this adjustment to $42.9 million. We believe that certain of the proposed IRS adjustments are generally inconsistent with applicable tax laws and we intend to challenge the adjustments vigorously.

It is management’s intention to pursue all administrative remedies available to the Company and we expect to prevail in any proceedings with the IRS, and we expect that any resulting tax liability will not exceed amounts provided for income taxes in our financial statements. There can be no assurance, however, that any action taken by the Company related to this audit, or any future tax examinations involving similar assertions will be resolved in our favor, and an adverse outcome of this matter could have a material effect on our results of operations and financial condition.

Income from continuing operations before provision for income taxes and non-controlling interests is comprised of the following (in thousands):

	Years Ended December 31,
	2008	2009	2010

United States	$7,817	$15,736	$8,107
Foreign	54,661	87,004	69,517

	$62,478	$102,740	$77,624

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

The provision for income taxes from continuing operations is comprised of the following (in thousands):

	Years Ended December 31,
	2008	2009	2010

Current:
Federal	$4,403	$11,092	$26,978
State and local	407	1,005	2,093
Foreign	35,215	36,236	30,256

	40,025	48,333	59,327

Deferred:
Federal	2,860	3,816	(12,291)
State and local	402	(254)	(2,439)
Foreign	(7,885)	(4,896)	(7,659)

	(4,623)	(1,334)	(22,389)

	$35,402	$46,999	$36,938

The amount of tax (benefit) expense relating to discontinued operations for the years ended December 31, 2008, 2009 and 2010 was $(4.1) million, $2.6 million and $0.0 million, respectively.

With the exception of Australia, we currently do not intend to repatriate earnings. The aggregate unremitted earnings of our foreign subsidiaries for which U.S. federal income taxes have not been provided amounted to approximately $322.5 million, $228.7 million and $254.4 million as of December 31, 2008, 2009 and 2010, respectively. Deferred income taxes have not been provided on these earnings because we consider them to be indefinitely reinvested. If these earnings were repatriated to the United States or they were no longer determined to be indefinitely reinvested, we would have to record a deferred tax liability for these earnings. Because of the availability of U.S. foreign tax credits, it is not practical to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Differences exist between income and expenses reported in the consolidated financial statements and those declared for U.S. Federal, state, and foreign income tax reporting. Our deferred tax assets and liabilities are comprised of the following temporary difference tax effects (in thousands):

	December 31,
	2009	2010

Deferred tax assets:
Net operating loss carry forwards	$8,400	$9,590
Accruals not currently deductible	14,048	16,869
Bases difference in inventory	9,237	20,413
Income tax credits	6,794	—
Allowance for doubtful accounts	2,969	5,776
Capital loss carryforwards	11,913	12,907
Stock options	608	1,418
Bases difference in amortizable assets	—	3,665
Other — net	5,894	6,413

Gross deferred tax assets	59,863	77,051
Valuation allowance	(18,520)	(21,247)

Deferred tax assets, net	41,343	55,804

Deferred tax liabilities:
Deferred revenue	(2,730)	—
Deferred income tax on undistributed earnings of foreign subsidiary	(6,236)	—
Intangibles	(996)	(953)
Other	—	(665)

Total deferred tax liabilities	(9,962)	(1,618)

Net deferred tax assets (liabilities)	$31,381	$54,186

As reported in the accompanying consolidated balance sheets:
Current deferred tax assets, net of valuation allowance	$23,129	$36,357
Long-term deferred tax assets, net of valuation allowance	18,214	19,447
Current deferred tax liabilities	(4,289)	—
Long-term deferred tax liabilities	(5,673)	(1,618)

	$31,381	$54,186

Our consolidated balance sheet as of December 31, 2009 and 2010 includes gross deferred tax assets of $59.9 million and $77.1 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected taxable income, and tax-planning strategies in making this assessment. Based on the weight of all evidence known and available as of the balance sheet date, we believe that $41.3 million and $55.8 million of these tax benefits are more likely than not to be realized in the future. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

We have net operating loss carryovers for U.S. federal, state and foreign purposes as of December 31, 2009 of $0.0 million, $38.1 million and $34.1 million, respectively, and as of December 31, 2010 of $0.0 million, $38.1 million and $37.6 million, respectively. Our domestic state loss carryovers are generally available for use against our domestic state taxable income. The state and foreign loss carryovers expire between 2010 — 2030 and 2010 — 2020, respectively, but certain foreign net operating losses have no expiration date.

We had foreign tax credit carryovers of $6.8 million as of December 31, 2009 available for our use between 2010 and 2019. We have no foreign tax credits carryovers as of December 31, 2010.

The following table reconciles income taxes based on the U.S. statutory tax rate to the Company’s income from continuing operations before provision for income taxes (in thousands, except income tax rate data):

	December 31,
	2008	2009	2010

U.S. federal statutory income tax rate	35.0%	35.0%	35.0%

Federal income tax provision at statutory rate	$21,868	$35,959	$27,168
Nondeductible expenses	4,337	380	5,244
Excludable non-controlling income	(587)	(411)	(192)
Change in valuation allowance	4,496	3,701	3,417
State and local income taxes	1,273	191	699
Effect of non-U.S. tax rates	535	(2,520)	(6,526)
U.S. federal tax on foreign earnings	—	6,236	(6,236)
Distribution from foreign subsidiaries and affiliates, net of foreign tax credits	1,474	1,458	12,384
Tax charge on permanent items reconciliation	151	1,492	(1,592)
Provision for uncertain tax positions	816	784	1,823
Other	1,039	(271)	749

Total provision for income taxes	$35,402	$46,999	$36,938

The effective income tax rate was 47.6% for the year ended December 31, 2010. The effective income tax rate differed from the statutory federal tax rate of 35% primarily due to a discrete item related to a non-tax deductible book hyperinflationary currency deduction, an increase in the valuation allowance recorded for additional deferred tax assets, and a discrete item related to changes in the foreign exchange rates used in the calculation of the underlying foreign tax credits’ effective rate relating to a deemed foreign dividend of the Company’s Australian subsidiary that arose pursuant to a U.S. income tax election made by the Company. For future years, the Australian subsidiary’s annual earning will be subject to both U.S. and Australian income taxes. Australian income taxes will be available to be credited against the U.S. income tax pursuant to the requirements provided for under the U.S. income regulations. As discussed above, a deferred tax liability was established in 2009 for $6.2 million relating to the Australia subsidiary’s undistributed earnings as of December 31, 2009 that were included in the amount deemed distributed in 2010.

For the three months ended March 31, 2010, the effective income tax rate was significantly higher than our statutory federal tax rate of 35% due to certain discrete items. The two primary discrete items were related to a non-tax deductible book hyperinflationary currency deduction and

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

changes in the foreign exchange rates used in the calculation of a deferred tax liability for our Australian subsidiary.

The Company’s subsidiary located in the province of Tierra del Fuego, Argentina operates under a tax concession that exempts it from income tax and grants other concessions with respect to its approved operations that benefit the province. The law that grants the tax exemption expires on December 31, 2023. The amount of the Argentina income tax reduction attributed to the exempt pretax book income is $0.0 million in 2009 and $3.0 million in 2010. Of the $3.0 million, $1.5 million would be allocated to common stock holders under the two-class method for earnings per share purposes. This equates to $0.08 basic earnings per share for the year ended December 31, 2010. See Note 2 — Summary of Significant Accounting Policies under Earnings per Share.

Uncertain Tax Positions

ASC 740 prescribes a recognition threshold and measurement model for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition classification, interest and penalties, accounting in interim periods, disclosure and transition.

We are subject to tax audits in numerous jurisdictions in the U.S. and around the world. Tax audits by their very nature are often complex. In the normal course of business, we are subject to challenges from the IRS and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. As part of our calculation of the provision for income taxes on earnings, we determine whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require management to make estimates and judgments with respect to the ultimate outcome of a tax audit. Actual results could vary materially from these estimates.

Interest and penalties related to income tax exposures are recognized as incurred and included in the provision for income taxes in our consolidated statements of operations.

The following is a summary of tax years that are no longer subject to examination:

U.S. Federal — Audits of our U.S. federal income tax returns are completed for years before 2005.

U.S. State — For those states in which the Company files tax returns, audits are completed for years before 2005.

Foreign — The status of international tax examinations varies by jurisdictions. Audits of our significant Mexican subsidiaries were completed through 2003 and 2004. Our Australian subsidiary’s years 2005 forward have not been audited.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

The following table summarizes the activity related to unrecognized tax benefits, (in thousands):

	2009	2010

Balance as of January 1	$6,625	$7,136
Additions based on tax positions related to the current year	511	1,103
Additions for tax positions of prior years	—	512
Reductions for tax positions of prior years	—	(513)

Balance as of December 31	$7,136	$8,238

Of the total unrecognized tax benefits as of December 31, 2009 and 2010, $7.1 million and $8.2 million, respectively, represent the amount of unrecognized tax benefits that, if recognized would favorably affect the effective tax rate in future periods. These amounts are included in accounts payable, accrued expenses and other current liabilities in the accompanying consolidated balance sheets. The total amount of accrued interest and penalties was $1.8 million and $3.3 million as of December 31, 2009 and 2010, respectively.

For the years ended December 31, 2008, 2009 and 2010, we recognized an income tax expense related to interest and penalties of $0.5 million, $0.5 million and $1.5 million, respectively, within provision for income taxes in our consolidated statements of operations. It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, we do not expect the change to have a significant impact on our consolidated statements of operations or consolidated balance sheets. These changes may be the result of settlement of ongoing audits or statute of limitations expiring. The Company expects that it will settle portions of the IRS audit for 2005, 2006 and 2007 during the next twelve months. The Company expects that the settlement could result in a reduction of up to $6.6 million in our accrual for uncertain tax positions and related accrued interest.

Note 13 —	Investing Activities

Investments — Equity Method

In April 2007, we entered into a shareholders’ agreement with Tech Data United Kingdom Acquisition Limited (“Tech Data”) related to the establishment and operation of Brightstar Europe Limited (“BEL”), a limited company incorporated in England and Wales. In connection with the shareholders’ agreement, we acquired 50% ownership of BEL for $10.0 million in cash and we also agreed to make available a loan facility to fund the operations of BEL for $40.0 million. Through December 31, 2009 and 2010, we had funded $34.5 million and $40.0 million of this loan facility, respectively. BEL is engaged in the business of distribution of wireless communication equipment and related accessories and services and solutions through various European territories. Each shareholder holds 50% of the capital of BEL and each party agrees to provide 50% of the future funding of the company. We account for this investment using the equity method of accounting and we consider it a variable interest entity for which we are not the primary beneficiary.

As part of our recurring evaluation of our investment in BEL, during 2008 we performed a valuation study of the operations of BEL using a combination of discounted cash flows and comparable companies’ valuation and determined that a portion of our initial capital contribution was impaired. As a result, we recorded an other than temporary impairment of $2.1 million in 2008, which is included in the consolidated statements of operations in other income (expenses), net.

We evaluate the operations of BEL and we expect the operations of BEL will be profitable on an annual basis. A change in those expectations may result in further discussions with our partner that

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

may lead to modification of the business plans, current commitments under the shareholders’ agreement, or other available remedies, if any.

In October 2010, BEL acquired 100% of the shares of Mobile Communication Company (“MCC”) in the Netherlands and Belgium. Our investment in BEL related to this acquisition was $28.8 million. MCC is a major supplier in the Netherlands and Belgium of mobile telephony and personal navigation devices and related accessories to retail channels, telecommunications dealers and consumer electronic stores in Netherlands and Belgium. MCC has a portfolio of major vendors in both countries.

During 2008, 2009 and 2010, we recognized $2.6 million of equity in losses and $1.8 million and $2.4 million of equity in earnings, respectively, from this investment. These gains and losses are included in the consolidated statements of operations in other income (expenses), net.

As of December 31, 2009 and 2010 our net investment in BEL amounted to $38.2 million and $73.5 million, respectively.

In September 2007, we acquired 200 shares or 20% of Grupo Tesema, a Panamanian company, with two wholly owned subsidiaries in Colombia (“Tesema”), for an aggregate amount of $5.5 million ($4.5 million in cash and 75,000 shares of our common stock). The companies are engaged in the distribution of wireless handsets and provisioning of logistics and fulfillment services. We account for this investment using the equity method of accounting and we consider it a variable interest entity, for which we are not the primary beneficiary. During 2008 and 2009, we recorded $(0.3) million and $0.6 million, respectively, in equity (loss) income from this investment, which are included in our consolidated statements of operations in other income (expenses), net.

As part of our recurring evaluation of our investment in Tesema, during 2008 and 2009 we performed a valuation study of the operations using a combination of discounted cash flows and comparable companies’ valuation and determined that our initial capital contribution was impaired. As a result, we recorded an other than temporary impairment of $1.0 million and $3.7 million in 2008 and 2009, respectively, which is included in the consolidated statements of operations in other income (expenses), net. As a result of these impairments, our investment in Tesema was completely written down during 2009.

In January 2010, we acquired a 100% equity interest in Crisma SAS (“Crisma”), which at the time was a subsidiary of Tesema. This acquisition was carried out by exchanging our 20% interest in Tesema for 100% of the common stock of Crisma. Included in the acquisition were certain assets and liabilities including cash of $0.9 million. No goodwill or gain on bargain purchase option was recorded.

Marketable Equity Securities

Short-term investments in available-for-sale securities of $15.1 million and $0.0 million are included in prepaid expenses and other current assets as of December 31, 2009 and 2010, respectively. These short-term investments in available-for-sale securities are recorded at fair value with unrealized holding gains and losses, net of deferred taxes, recorded in accumulated other comprehensive income (loss). Dividend income is recognized in the statement of operations when earned. As of December 31, 2009 and 2010, there were no unrealized gains or losses associated with these investments. During 2010, short-term investments in available-for-sale securities of $15.1 million were liquidated in conjunction with our purchase of income producing real estate in Venezuela.

Long-term investments in available-for-sale securities of $2.6 million and $1.7 million are included in other assets as of December 31, 2009 and 2010, respectively. These securities are

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

recorded at fair value with unrealized holding gains and losses, net of deferred taxes, reported in other comprehensive income (loss). Dividend income is recognized in the statement of operations when earned. As of December 31, 2009 and 2010, $0.6 million and ($0.9) million of unrealized gains and (losses), respectively, was included in accumulated other comprehensive income.

Real Estate

In December 2009, we invested in income-producing real estate in Venezuela. As of December 31, 2009 and 2010 and March 31, 2011, our investment of $28.8 million, $39.6 million and $39.1 million (unaudited), net of accumulated depreciation of $0.1 million, $2.2 million and $2.7 million (unaudited), respectively, is contained within other assets in our consolidated balance sheets. The current year portion of depreciation expense related to this investment is $2.1 million and is included in purchases of real estate investments in our cash flows from investing activities. This real estate is recorded at cost and is depreciated using the straight-line method over its estimated useful life of 20 years. The depreciation and rental income associated with this real estate is recorded in the consolidated statements of operations in other income (expenses), net. Expected annual depreciation expense of this real estate is $2.1 million per year. We record this investment in other assets and rental revenue as non-operating income as this is not considered a part of our core business.

Note 14 —	Commitments and Contingencies

Operating Leases

We lease office premises and equipment. Where leases contain escalation clauses or concessions, such as rent holidays and landlord/tenant incentives or allowances, the impact of such adjustments is recognized on a straight-line basis over the minimum lease period. Certain leases provide for renewal options and require the payment of real estate taxes or other occupancy costs, which are also subject to escalation clauses. Rent expenses amounted to approximately $7.7 million, $7.8 million and $7.6 million for the years ended December 31, 2008, 2009 and 2010, respectively, and are included in selling, general, and administrative expense in the consolidated statements of operations. During 2007, we executed a new lease agreement for our corporate headquarters with a term of 10 years and two months, which commenced in March 2008. The minimum lease payments for this new lease are included in our future minimum lease commitments disclosed below.

Future minimum lease commitments for office premises and equipment under non-cancelable leases as of December 31, 2010 are as follows (in thousands):

2011	$10,685
2012	9,068
2013	6,837
2014	5,621
2015	2,514
2016 and thereafter	4,182

$38,907

Capital Leases

We entered into capital lease agreements for hardware and software equipment. The lease terms generally range from 36 months to 60 months and may contain bargain purchase options. See Note 9 — Debt. The aggregate amount of assets acquired through these capital lease agreements

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

during years ended December 31, 2008, 2009 and 2010 was approximately $8.1 million, $4.6 million and $2.0 million, respectively.

Future minimum lease payments under the capital leases as of December 31, 2010 are as follows (in thousands):

2011	$3,074
2012	1,606
2013	673
2014	126
2015	98
2016 and thereafter	266

Total minimum lease payments	5,843
Amount representing interest	(487)

Net minimum lease payments	$5,356

Guarantees

We have contingent obligations under guarantees of certain obligations of our subsidiaries relating primarily to credit facilities, contract obligations and trade facilities. In the event of nonpayment by the applicable subsidiary of the obligations covered by a guarantee, we would be obligated to pay the amounts covered by that guarantee. See Note 9 — Debt.

We are also part of an indemnity agreement with a supplier. See below under “Litigation, Claims and Assessments”.

Litigation, Claims, and Assessments

We, from time to time, are subject to various inquiries or audits by taxing authorities (income taxes or other) originating from our U.S. or foreign operations, covering a wide range of matters that arise in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may not be resolved in our favor. We have established accruals for matters that we believe are probable and reasonably estimable. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on our financial position or results of operations.

Since 2002, we have been party to a Cellular Essential Properties Cross License Agreement (the “IP Agreement”) with a supplier and manufacturer of cellular phones. During 2007, we began negotiations with such supplier to resolve certain royalty payment disputes. In 2008, we settled the royalty payment disputes for $2.5 million, amended the IP Agreement and obtained releases under several other trademark license agreements.

On February 20, 2008, Brightstar filed a complaint seeking declaratory relief against GeoSentric OYJ (“GeoSentric”) in the United States District Court for the Southern District of Florida asking the court to determine the parties’ rights and duties pursuant to a purchase order issued by Brightstar to GeoSentric on December 22, 2006. Brightstar sought to have the court declare that it had fulfilled its obligations under the purchase order and that it did not owe GeoSentric any monies under the purchase order. Brightstar also sought to have the court declare that GeoSentric owed Brightstar an unspecified amount for storing the non-conforming goods and to require GeoSentric to accept the return of the products that it previously shipped to Brightstar. GeoSentric denied Brightstar’s

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

allegations and asked the court to rule that Brightstar had not brought a proper action for declaratory relief. GeoSentric also brought a complaint in Salo, Finland against Brightstar seeking damages for Brightstar’s alleged breach of the purchase order it issued on December 22, 2006. GeoSentric sought damages in excess of $10.0 million. GeoSentric did not bring a claim for damages in the action before the United States District Court for the Southern District of Florida, but reserved the right to bring the same claim as it brought in Salo, Finland. Brightstar filed a motion with the court in Salo, Finland to have that court dismiss GeoSentric’s complaint. During 2009, the matter was settled.

We have a handset manufacturing plant in Tierra del Fuego, Argentina (“TDF”). In July 7, 2008, we extended our supply agreement with our only supplier in TDF. In connection with the extension of this supply agreement in TDF, we provided our supplier an indemnification of up to $10.0 million to cover any reimbursements made by the supplier to a common customer that could potentially arise from the non-compliance with the tax regime we, the supplier, and the customers operate under in TDF. A tax assessment has been filed against a common customer and we are supporting our supplier’s defense of the case in the Tax Court. We evaluated the indemnification in accordance with ASC 460 Guarantees, which requires immediate recognition of a liability for the obligations under the guarantee that imposes an ongoing obligation to stand ready to perform, even if it is not probable that the specified triggering events or conditions occur. As a consequence of entering into this indemnity with our supplier, we recorded a liability of $2.0 million.

In February 2009, Brightstar Retail LLC (“Brightstar Retail”) and Brightstar de Mexico, S.A. de C.V. (“Brightstar Mexico”) commenced an arbitration action against WSA Distributing, Inc. (“WSA”) and Maria Bertha Enciso Ulloa (“Ms. Enciso”) for breach of the parties’ May 14, 2007 Stock Purchase Agreement, as amended (“Stock Purchase Agreement”). The arbitration was based on Brightstar Retail and Brightstar Mexico’s claim that WSA and Ms. Enciso breached the Stock Purchase Agreement. WSA and Ms. Enciso responded with counterclaims against Brightstar Corp., Marcelo Claure, Carlos Lomniczi and Juan Carlos Archila that sought $5.0 to $10.0 million in damages and presented a defense to the claims raised. On December 15, 2009, the arbitration panel ruled that the counterclaims against Brightstar Corp., Mr. Claure, Mr. Lomniczi and Mr. Archila were dismissed. However, the indemnification counterclaim and the breach of the Stock Purchase Agreement counterclaims (assuming it was brought against either Brightstar Retail or Brightstar Mexico) remained.

As for the related litigation, it was captioned as Brightstar Corp. v. WSA Distributing, Inc. and Carlos Becerra, and docketed in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County at Case No. 09-12323 CA 23, and was docketed in the United States District Court for the Southern District of Florida at Case No. 09-20795, Seitz-O’Sullivan. Specifically, on February 17, 2009, Brightstar Corp. filed a lawsuit against WSA and Carlos Becerra (“Becerra”) for fraud in the inducement. The lawsuit sought monetary damages and/or the rescission of the Operating Agreement.

The case was filed in Florida state court, but it was removed to federal court based on diversity jurisdiction on March 27, 2009. On or about July 30, 2009, Brightstar filed an Amended Complaint, which again present a fraudulent inducement claim against Becerra and WSA. Following a motion to dismiss, which was denied, the defendants filed their Answer and Counterclaims on April 16, 2010. The Counterclaims included claims against Brightstar Corp., Brightstar Retail, Marcelo Claure, Juan Carlos Archila and Carlos Lomniczi.

After a global mediation encompassing the litigation and arbitration, the parties entered into a confidential settlement that became effective on June 14, 2010. The parties dismissed the arbitration and litigation on June 16, 2010.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Since 2005, our subsidiary in São Paulo, Brazil had a contractual relationship with a company headquartered and registered in Espirito Santo, Brazil. This company imported merchandise on account and order of our subsidiary in Sao Paulo, Brazil and paid value added taxes to the State of Espirito Santo on our behalf. Considering the above, the tax authorities of the State of Sao Paulo issued a tax assessment against our subsidiary in Sao Paolo to collect value added taxes, interest and fines. This assessment was approximately $36.8 million and $53.9 million as of December 31, 2009 and 2010, respectively. In 2009, an interstate normative ruling was enacted, which legally states that any importation of goods made by one company on behalf of another, undertaken by May 31, 2009, the value added taxes must be paid to the state where the nationalization was physically carried out. In this circumstance, this would result in the State of Espirito Santo being entitled to the value added tax and not Sao Paulo. However, the above inter-state normative ruling requires regulating rules for its full appliance. Despite the lack of regulating rules, tax authorities have informally postponed tax assessments regarding the issues ruled by the inter-state normative ruling. Based on the current facts, circumstances and technical merits available to us, we have determined that any liability resulting from this assessment is not probable and as a result, no accrual is deemed necessary.

In May 2010, Brazilian Customs Authorities imposed an assessment on our subsidiary in São Paulo for importations of smartphones during 2005 to 2008 based on incorrect tariff classification. This assessment was approximately $4.4 million as of December 31, 2010. Based on the current facts, circumstances and analysis available to us, we have determined that any liability resulting from this assessment is not probable and as a result, no accrual is deemed necessary.

In March 2008, Movida Communications filed a petition for protection under Chapter 11 of the Bankruptcy Code. In March 2010, after confirmation of a plan of liquidation, the Liquidation Trustee for Movida Communications filed an adversary proceeding seeking to void and recover transfers to Brightstar US, Inc. in the aggregate amount of $39.8 million. In October 2010, the court granted Brightstar US, Inc.’s motion to dismiss certain claims without prejudice and dismissed claims seeking $30.5 million, leaving a remaining claim of $9.3 million. Based on the current facts and circumstances available to us, we have determined that a liability is probable however it cannot be estimated.

As of April 2010, a distributor in Mexico, to which we sold approximately $27.2 million of inventory and services during 2009 and $7.9 million through April 2010, faced severe liquidity issues. As of December 31, 2009, we had outstanding a net accounts receivable balance of approximately $1.7 million. Due to the distributor’s financial condition, we reserved $1.7 million, the full amount owed to us as of December 31, 2009. In the first quarter ended March 31, 2010, we also provided for an additional $7.5 million (unaudited) for sales made during the three months then ended. No additional sales have been made to this distributor subsequent to April 2010.

In December 2010, we entered into several settlement agreements with this distributor who agreed to pay the entire outstanding accounts receivable balance plus accrued interest on or before November 15, 2011. The distributor paid $2.2 million in cash and assigned accounts receivable from one its customers to us in the net amount of $0.7 million prior to December 31, 2010. The amounts received from the distributor were recorded as recovery of bad debts in our consolidated statements of operations for the year ended December 31, 2010. In addition to the payments received in December 2010, the distributor signed a note payable, with monthly payments of $0.4 million, due on or before November 15, 2011. In addition, the distributor pledged the proceeds of two real estate properties held in trust for this purpose and assigned future net proceeds from their sales to a certain customer.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

We also are involved in other legal and administrative proceedings arising in the ordinary course of business. The outcomes of these actions are not expected to have a material effect on our financial position or results of operations on an individual basis, although adverse outcomes in a significant number of such ordinary course legal proceedings could, in the aggregate, have a material adverse effect on our financial condition and results of operations.

Relationship with Suppliers

To a certain extent, we depend on a few suppliers to provide us with the products that we distribute. Our contracts with those suppliers are generally non-exclusive and may be terminated with proper notice. We distribute wireless communications products through a global distribution agreement and various regional amendments with one of our major suppliers. We also have various other regional agreements with a number of major suppliers.

Our distribution agreements with one of our major suppliers expire on various dates through June 30, 2011, but are subject to automatic one-year renewals unless a party to the agreement notifies the other of its intent not to renew the agreement at least ninety (90) or one-hundred eighty (180) days, as applicable, prior to the expiration of the applicable renewal term. In addition, the supplier may immediately terminate each of these agreements if we fail to comply with certain obligations, including compliance with laws or the supplier’s ethical standards or if we experience bankruptcy, insolvency or a change of control. These agreements may also be immediately terminated if, after notice, we fail to make payment of our obligations to the supplier or if there is a default under any of our agreements with it (including the occurrence of an event or condition that would have a material adverse effect on our financial condition, business, assets or operations).

Any termination of one or more of our distribution agreements with our major suppliers or any significant deterioration in our relationship with our major suppliers could reduce the availability of the products that we offer for sale. Our distribution agreements offer us the ability to purchase products on open account with a credit limit determined by the supplier based on its own credit criteria. The supplier may reduce the amount of credit that it extends to us under this open account at any time if it determines that our condition, including our financial condition, is unacceptable to it. If the supplier makes such a determination, it could cancel purchase orders, require us to pay cash and/or delay shipment of products. This credit is secured by a second lien in all of our assets in the United States and Puerto Rico and a pledge to it of all of the outstanding capital stock or ownership interests owned by us in certain of our domestic subsidiaries. The loss of, or reduction in, trade supplier credit available to us from our principal suppliers and/or limitations on our ability to sell our accounts receivable, could significantly reduce our liquidity, increase our working capital needs and/or limit our ability to purchase products.

In November 2008, we entered into a five-year exclusive rights contract related to the sale of information technology devices with one of our customers. In February 2009, the customer completed the designation of exclusivity to Brightstar Corp. within its subsidiaries in Latin America and at this time we agreed to an upfront fee of $19.4 million for the exclusivity rights to distribute the information technology devices in select territories in Latin America. As of December 31, 2009, in connection with this contract, we have an asset recorded in our consolidated balance sheet of approximately $17.7 million, net of $1.7 million of amortization and a corresponding liability of $12.7 million. The asset is being amortized over the life of the contract on a straight line basis. The amortization of the asset is being recorded as a reduction of revenue in accordance with ASC 605.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

During 2010, we evaluated the asset for impairment indicators and concluded that the asset was impaired due to underperformance compared to the terms of the contract. Accordingly, we performed an undiscounted cash flow analysis in accordance with ASC 360. Based on this analysis, we recorded an impairment charge of $11.0 million during the year ended December 31, 2010 as a reduction of revenue within the consolidated statements of operations and as an impairment of the upfront fee within our cash flows from operating activities. As of December 31, 2010, the remaining asset balance, net of impairment and $4.1 million of accumulated amortization, is $4.3 million and is included within other assets in our consolidated balance sheets. As of December 31, 2010 we had paid off the upfront fee liability related to sale of information technology devices.

During 2009, we entered into several other contracts with this customer for exclusive rights to provide reverse logistics technical support to its subsidiaries in Latin America and in a separate contract to be the selected manufacturing partner in Argentina. At this time we agreed to upfront fees totaling $16.3 million in connection with these contracts, which represent the balance as of December 31, 2009. Commencing in 2010, these assets are being amortized over the corresponding terms of these contracts which range from 5-6 years and is recorded as a reduction of revenue within the consolidated statements of operations. The corresponding liability related to these upfront fees as of December 31, 2009 was $17.7 million. As of December 31, 2010, the remaining asset balance, net of accumulated amortization of $2.1 million, is $23.3 million and is included within other assets in our consolidated balance sheets. The corresponding liability related to these upfront fees as of December 31, 2010 was $4.0 million. During 2009 and 2010, the Company evaluated these assets for impairment indicators, noting no impairment indicators related to these contracts.

During the year ended December 31, 2010, we recognized revenue in our consolidated statements of operations of $10.4 million related to a sale of software licenses to an unrelated party under a distribution and referral agreement with a supplier. We hold an insignificant equity interest in the supplier.

Note 15 —	Employee Benefit Plans

Stock Option Plan

We issue our share-based compensation awards under our 2004 Stock Option Incentive Plan or our 2006 Executive Stock Incentive Plan (the “Stock Plans”). As of December 31, 2008, 2009 and 2010, we had 3.7 million, 3.7 million and 3.8 million shares of common stock reserved for issuance under the Stock Plans, respectively. The Stock Plans allow us to issue stock options, stock appreciation rights, restricted stock awards and restricted stock units (collectively “incentive awards”). Incentive awards are primarily granted to management-level employees, members of our Board of Directors and consultants. The Stock Plans are administered by a committee of our directors (the “Committee”), that determines who is eligible to participate, the number of shares for which incentive awards are to be granted and the amounts that may be exercised within a specified term. These plans allow us to fulfill our incentive award obligations using unissued or treasury shares. Certain incentive awards provide for accelerated vesting if we have a change in control, as defined in the Stock Plans.

The total share-based compensation expense and the respective income tax benefit recognized were approximately ($0.7) million and $0.3 million, respectively, for the year ended December 31, 2008. No share-based awards were exercised during the year ended December 31, 2008. The total share-based compensation expense, net of forfeitures and the respective income tax benefit recognized were approximately $0.6 million and $0.2 million, respectively, for the year ended December 31, 2009. The total share-based compensation expense, net of forfeitures and the respective income tax benefit recognized were approximately $2.5 million and $0.9 million, respectively, for the year ended

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

December 31, 2010. The above share-based compensation expense is included in the accompanying consolidated statements of operations in selling, general and administrative expense.

We do not maintain an internal market for our shares. While we have issued new equity to unrelated third parties and we use such facts in the determination of the fair value of our shares, we believe that the lack of a secondary market for our common stock and our limited history issuing stock to unrelated parties makes it impracticable to estimate our common stock’s expected volatility. Therefore, it is not possible to reasonably estimate the grant-date fair value of our options using our own historical price data. Accordingly, we applied the provisions of ASC 718 in accounting for the share options under the calculated value method.

The calculated fair value of each incentive award was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes weighted average values and assumptions were as follows:

	December 31,
	2008	2009	2010

Fair value of options at date of grant	$0.12	$0.94	$14.02
Expected option life(a)	6.34 years	5.77 years	5.97 years
Expected dividend yield(b)	None	None	None
Risk-free interest rate(c)	2.2%	2.3%	2.2%
Expected volatility(d)	36.2%	38.0%	46.5%

(a)	We have elected to calculate the average expected life based on the simplified method described in ASC 718 for all at-the money grants, as it will be a better representation of the estimated life than our actual limited historical exercise behavior. For grants where the exercise price is significantly higher than the estimated fair value of the common stock at grant date, we use the Monte Carlo Simulation method to estimate expected option life. Based on our assessment of employee groupings and observable behaviors, we determined that a single grouping is appropriate.

(b)	We use an expected dividend yield of zero, since we do not intend to pay cash dividends on our common stock in the foreseeable future.

(c)	The risk-free interest rate is based on U.S. Treasury zero-coupon issues, with a remaining term equal to the expected option life assumed at the date of grant.

(d)	In 2010, the expected volatility is based on the average volatility of up to 19 companies within various SIC industries as management believes that we fit the profile of the companies selected. In 2009 and 2008, the expected volatility was based on a weighting of the volatility of 10 companies within the SIC Industry 5065, Electronic Parts and Equipment, not Elsewhere Classified, as management believed we fit the profile of the companies selected. The group of companies selected was then divided in two groups and each group was given a different weight based on what management believed was appropriate, using each group’s past financial history.

The Committee generally sets stock option exercise prices at 100% of the fair market value of the underlying common stock or above fair market value on the date the option is granted. All share based awards granted since inception of the Stock Plans have been granted at an exercise price per share which, the Committee believes, approximates or exceeds the fair market value of our common stock on the date of grant. Historically, the Committee establishes exercise prices based on independent transactions with third-parties, valuation studies or fixed exercise prices the Committee considers

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

adequate. Generally, employee options vest evenly over several years and have a ten-year term. The Stock Plans provide for certain provisions of accelerated vesting if there is a change in control as defined within the plans. The change in control provision is applied by the Committee, at its discretion, in each individual grant.

A summary of stock option activity during the years ended December 31, 2008, 2009 and 2010 was as follows:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Shares	Exercise Price	Term	Value(a)
				(In thousands)

Outstanding as of January 1, 2008	1,639,992	$13.46
Granted	1,510,250	14.83
Exercised	—	—
Forfeited	(846,587)	13.99

Outstanding as of December 31, 2008	2,303,655	$14.17	8.34	$—

Exercisable as of December 31, 2008	877,833	$12.00	6.39	$—

Outstanding as of January 1, 2009	2,303,655	$14.17
Granted	975,000	15.00
Exercised	(2,000)	8.00
Forfeited	(956,885)	14.66

Outstanding as of December 31, 2009	2,319,770	$14.32	7.96	$69

Exercisable as of December 31, 2009	919,145	$12.94	6.14	$69

Outstanding as of January 1, 2010	2,319,770	$14.32
Granted	852,500	30.00
Exercised	(6,100)	12.92
Forfeited	(242,225)	15.09

Outstanding as of December 31, 2010	2,923,945	$18.83	7.90	$32,660

Exercisable as of December 31, 2010	1,348,945	$15.45	6.69	$19,628

(a)	The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price for the periods presented.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

During 2010, we granted 852,500 stock options, of which 591,250 were granted in July and 261,250 were granted in December. The stock options in both grant periods had an exercise price of $30.00 per share which equaled the fair market value of our common stock in those periods. The valuation studies of our common stock were performed contemporaneously with each of the corresponding grant periods.

The weighted average grant-date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $0.2 million, $0.9 million and $11.9 million, respectively. Options exercised in 2010 and 2009 had little to no intrinsic value. As of December 31, 2010, there was $10.2 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a period of 3.2 years; a portion of this amount could be recognized earlier if an event of change in control takes place. Cash received from common stock issued as a result of stock options exercised during 2009 and 2010 amounted to $16 thousand and $79 thousand, respectively. No stock options were exercised during 2008.

The following table summarizes various share-based transactions that occurred during the periods presented and the related share-based compensation expense that was recorded (in thousands):

	Year Ended December 31,
	2008	2009	2010

Share-based compensation expense
ASC 718 share-based expense	$753	$625	$2,536
Reversal of prior year SFAS No. 5 (ASC 450) stock awards commitments granted during the current year	(1,481)	—	—

Total share-based compensation expense	$(728)	$625	$2,536

Defined Contribution Plan

On October 1, 2003, we began a 401(k) plan covering all eligible employees. Subject to certain dollar limits, eligible employees may contribute a portion of their pre-tax annual compensation to the plan. We currently contribute up to 50% of the first 3% of the gross salary of the employee, which vests immediately. As of December 31, 2008, 2009 and 2010, total plan assets amounted to approximately $5.0 million, $6.8 million and $8.6 million, respectively. During the years ended December 31, 2008, 2009 and 2010, we contributed approximately $0.7 million, $0.1 million and $0.3 million, respectively. In January 2009, we announced a temporary freeze on matching contributions. Matching contributions were resumed in January 2010.

Note 16 —	Related-Party and Affiliate Transactions

In the normal course of business, we enter into transactions with affiliated companies. Affiliated companies are those that we own a small ownership interest, normally equal or less than 20%. During the year ended December 31, 2008, we sold handheld devices to one of our affiliated companies in the United States in the amount of approximately $5.6 million. There were no sales to these affiliated companies for the years ended December 31, 2009 and 2010. No balance was due as of December 31, 2009 and 2010.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

During the years ended December 31, 2008 and 2009, we also sold handheld devices to one of our affiliated companies in Colombia in the amount of approximately $34.1 million and $5.6 million, respectively. As of December 31, 2009, we had approximately $2.1 million in accounts receivable from such affiliate. In January 2010, we acquired the affiliated company.

In November 2008, 1945/1947 Turnberry CV, a member company of the Cisneros Group, paid Brightstar $4.7 million pursuant to a guaranty agreement under which the Cisneros Group had guaranteed certain obligations of Movida Communications, Inc., a customer of Brightstar. At the time, a director of Brightstar was also an Executive President and Chief Operating Officer of the Cisneros Group of Companies. The guaranty was subsequently terminated and releases were exchanged.

During 2008, we paid $0.1 million to a board member for consulting services.

On December 31, 2008, one of our preferred stockholders had a non-controlling ownership interest in our Australian subsidiary and our subsidiary in Singapore. In March 2009, such stockholder elected to convert its investment in Singapore into 493,828 shares of our Series C Preferred Stock. This effectively reduced their non-controlling interest from 30% to zero. At the same time, we also repurchased their ownership interest in our subsidiary in Australia for $40.0 million in cash. This effectively reduced their non-controlling interest from 40% to zero. As a result, both subsidiaries became wholly owned by us. See Note 11 — Stockholders’ Equity.

On December 31, 2008, we acquired a 10% non-controlling interest held by a former employee in our subsidiary Brightstar US, Inc. in a transaction accounted for as a purchase. The fair value of the net assets acquired amounted to $4.9 million, including intangibles other than goodwill of $2.7 million. See Note 7 — Intangible Assets.

During the first quarter of 2009, we made net advances to our controlling shareholder of $0.2 million. These advances are interest free and have no stated maturity. During the third quarter of 2009, those advances were later approved as additional compensation by our Board of Directors.

In March 2009, an employee entered into an ownership interest exchange with us wherein the employee exchanged 9.8% of a non-controlling interest in one of our consolidated subsidiaries for 40,000 common shares of the Company. This effectively reduced the non-controlling interest held by the employee from 49% to 39.2%. See Note 11 — Stockholders’ Equity.

In connection with our investment in real estate and the leasing of one of the units in Venezuela, we engaged a relative of our CEO and controlling shareholder to provide real estate services. The total amount for this service amounted to $0.5 million, which was paid in February 2010.

Note 17 —	Segment Reporting

Brightstar operates predominately in a single industry segment as a global service company focused on delivering solutions to the key participants in the wireless ecosystem: manufacturers, operators, retailers and enterprises. While the Company operates primarily in one industry it is managed by its geographic segments, which includes Latin America (LATAM), the United States and Canada (U.S./Canada) and Asia Pacific (APAC).

These three geographic segments represent our reportable segments. We identify reportable segments based on how the CEO and CFO evaluate the business and its activities and based on management responsibility. Key performance metrics used by the CEO and CFO for our segments are gross margins and operating income. The CEO and CFO evaluate performance and allocate resources based on profit or loss from operations before income taxes. The reportable segments are

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

each managed separately because of their geographical location, markets, economic characteristics and customer bases. While we strive to provide our customers with a full array of services, revenues generated from the direct sale of services contributed less than 10% of our overall net sales. There are no intersegment sales and the accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies with the exception of foreign currency losses in Venezuela relating to the indirect “parallel” market of foreign currency exchange transactions. The reportable segment gross profit and operating income for LATAM reflect foreign currency losses attributable to Venezuela as a reduction of revenue instead of foreign exchange loss in the amount of $85.6 million, $22.2 million and $13.0 million (unaudited) for the years ended December 31, 2009 and 2010 and the three months ended March 31, 2010, respectively. The consolidated statements of operations reflect these foreign currency losses as foreign exchange losses for the same amount. See Note 2 — Summary of Significant Accounting Policies under Foreign Currency Translation and Transactions.

The following table sets forth a summary of our operations by segment for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011 (in thousands):

				Corporate and
	U.S./Canada	LATAM	APAC	Other	Total

2008
Revenue	$650,611	$2,700,279	$199,275	$—	$3,550,165
Gross Profit	44,752	174,284	76,962	—	295,998
Operating income	16,050	56,486	37,083	(561)	109,058
Depreciation and amortization	1,251	6,058	2,047	561	9,917
Total assets	122,425	1,259,245	171,211	21,259	1,574,140
2009
Revenue	$724,161	$1,733,522	$175,373	$—	$2,633,056
Gross Profit	58,769	140,014	80,257	—	279,040
Operating income	26,504	38,383	35,455	(3,000)	97,342
Depreciation and amortization	2,505	8,314	2,638	—	13,457
Total assets	261,368	1,286,603	215,131	50,737	1,813,839
2010
Revenue	$1,472,593	$2,749,695	$367,185	$1,181	$4,590,654
Gross Profit	85,350	197,635	92,360	(3,670)	371,675
Operating income	31,438	63,665	39,662	(26,360)	108,405
Depreciation and amortization	2,976	5,594	3,189	154	11,913
Total assets	605,485	1,518,412	294,304	78,369	2,496,570
Three Months Ended March 31, 2010
Revenue (unaudited)	$224,123	$468,806	$61,152	$300	$754,381
Operating income (unaudited)	4,317	4,817	7,602	(9,294)	7,442
Three Months Ended March 31, 2011
Revenue (unaudited)	$285,017	$806,768	$175,746	$343	$1,267,874
Operating income (unaudited)	7,900	28,110	8,345	(1,851)	42,504
Total assets (unaudited)	322,986	1,608,954	355,212	98,446	2,385,598

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

Other than Mexico, Venezuela and the U.S., no other individual country represented 10% or more of the Company’s total revenues. Revenues in Mexico totaled $676.9 million, $487.7 million and $820.0 million for the years ended December 31, 2008, 2009 and 2010, respectively. Revenues in Venezuela totaled $654.8 million, $527.6 million and $486.6 million for the years ended December 31, 2008, 2009 and 2010, respectively. Revenues in the U.S. totaled $650.6 million, $724.1 million and $1,472.6 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Other than two customers within the LATAM segment, no other customer represented 10% or more of the Company’s total revenues for 2008, 2009 or 2010. Revenues for the first customer totaled $775.7 million, $549.3 million and $1,063.5 million for the years ended December 31, 2008, 2009 and 2010, respectively. This customer represented 22%, 20% and 23% of our net consolidated revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Revenues for the second customer totaled $653.2 million, $278.5 million and $257.5 million for the years ended December 31, 2008, 2009 and 2010, respectively. This customer represented 18%, 10% and 6% of our net consolidated revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

Note 18 —	Quarterly Results of Operations (unaudited)

The following tables present our unaudited quarterly results of operations for the eight quarters ended December 31, 2010 and should be read in conjunction with the consolidated financial statements and related notes (in thousands, except per share data). We have prepared the unaudited

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

information on the same basis as our audited consolidated financial statements. Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	Total
	2009	2009	2009	2009	Year

Revenues(1)	$625,132	$598,505	$646,122	$848,893	$2,718,652
Gross profit	60,316	87,624	120,976	95,720	364,636
Net income from continuing operations	6,130	25,265	18,442	5,904	55,741
(Loss) income from discontinued operations, net of income taxes	(1,109)	3,998	(294)	—	2,595

Net income	$5,021	$29,263	$18,148	$5,904	$58,336

Net income attributable to Brightstar Corp. stockholders	$1,976	$28,716	$18,127	$5,422	$54,241

Basic earnings per share for common stock:(2)
(Loss) income from continuing operations attributable to Brightstar Corp. common stockholders	$(0.12)	$0.55	$0.36	$(0.03)
(Loss) income from discontinued operations attributable to Brightstar Corp. common stockholders	(0.06)	0.11	(0.01)	—

Net (loss) income attributable to Brightstar Corp. common stockholders	$(0.18)	$0.66	$0.35	$(0.03)
Diluted earnings per share for common stock:(2)
(Loss) income from continuing operations attributable to Brightstar Corp. common stockholders	$(0.12)	$0.49	$0.33	$(0.03)
(Loss) income from discontinued operations attributable to Brightstar Corp. common stockholders	(0.06)	0.10	(0.01)	—

Net (loss) income attributable to Brightstar Corp. common stockholders	$(0.18)	$0.59	$0.32	$(0.03)

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

						Quarter
	Quarter Ended					Ended
	March 31,	June 30,	September 30,	December 31,	Total	March 31,
	2010	2010	2010	2010	Year	2011

Revenues(1)	$767,377	$1,049,794	$1,136,315	$1,659,377	$4,612,863	$1,267,874
Gross profit	84,699	94,424	97,207	117,554	393,884	110,564
(Loss) income from continuing operations	(4,100)	19,440	13,273	12,073	40,686	18,670
Loss from discontinued operations, net of income taxes	(9)	(532)	(380)	—	(921)	(32)

Net (loss) income	$(4,109)	$18,908	$12,893	$12,073	$39,765	$18,638

Net (loss) income attributable to Brightstar Corp. stockholders	$(4,440)	$18,367	$12,496	$10,957	$37,380	$17,673

Basic earnings per share for common stock:(2)
(Loss) income from continuing operations attributable to Brightstar Corp. common stockholders	$(0.59)	$0.36	$0.18	$0.12		$0.30
Loss from discontinued operations attributable to Brightstar Corp. common stockholders	—	(0.02)	(0.01)	—		—

Net (loss) income attributable to Brightstar Corp. common stockholders	$(0.59)	$0.34	$0.17	$0.12		$0.30
Diluted earnings per share for common stock:(2)
(Loss) income from continuing operations attributable to Brightstar Corp. common stockholders	$(0.59)	$0.32	$0.16	$0.12		$0.29
Loss from discontinued operations attributable to Brightstar Corp. common stockholders	—	(0.01)	(0.01)	—		—

Net (loss) income attributable to Brightstar Corp. common stockholders	$(0.59)	$0.31	$0.15	$0.12		$0.29

(1)	Sales of wireless devices are seasonal. Demand related to the wireless devices market is normally highest in the fourth quarter.

(2)	Quarterly earnings per common stock share are calculated on an individual basis and because of rounding, changes in the weighted-average shares outstanding during the year and the two-class method, the summation of each quarter may not equal the amount calculated for the year as a whole. See Note 2 — Summary of Significant Accounting Policies under Earnings Per Share.

Note 19 —	Subsequent Events

In April 2011, we acquired eSecuritel, a leading provider of cell phone and wireless products insurance services in exchange for a total purchase price of approximately $84.4 million, comprised of both cash and an equity interest in the newly formed company resulting from the acquisition. Of the total purchase price consideration, $10.0 million is held in escrow for purposes of paying liabilities identified subsequent to the acquisition date, if any. We will account for this acquisition as a business combination in accordance with ASC 805.

BRIGHTSTAR CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Information as of March 31, 2011 and for the
three months ended March 31, 2010 and 2011 is unaudited)

In April 2011, we entered into an agreement with Tech Data Corporation (“Tech Data”) to establish a U.S. joint venture named ActivateITtm to capitalize on the fast-growing mobility market. As part of this transaction, we agreed to sell 50% of our equity interest in our wholly-owned subsidiary OTBT, Inc. (“OTBT”) to Tech Data, resulting in a deconsolidation of the subsidiary in accordance with ASC 810. OTBT was acquired in October 2010 and was considered an immaterial acquisition.

In April 2011, we paid dividends to the holders of our redeemable convertible preferred stock series B, C and D in the aggregate amount of $27.5 million.

In May 2011, we issued $100.0 million aggregate principal amount of 9.500% Senior Notes due 2016 (the “New Notes”) under the indenture dated November 30, 2010, pursuant to which we have previously issued $250.0 million aggregate principal amount of 9.500% Senior Notes due 2016 (the “Senior Notes”). The New Notes have terms identical to those of the existing notes, other than with respect to the date of issuance and issue price, and will vote together with the existing notes as a single class.

* * * * * * * * *

BRIGHTSTAR CORP. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
Allowance for Doubtful Accounts	of Period	Expenses	Deductions(1)	Period
	(In thousands)

2008	$24,234	4,339	(21,738)	$6,835
2009	$6,835	6,435	(1,441)	$11,829
2010	$11,829	8,785	(2,222)	$18,392

(1)	Deductions include receivables written-off, foreign currency translation adjustments and elimination of accounts receivable allowance relating to discontinued operations.

          Shares

Brightstar Corp.

Class A Common Stock

Goldman, Sachs & Co.	J.P. Morgan

Barclays Capital	Credit Suisse	Jefferies

RBC Capital Markets	Stifel Nicolaus Weisel

Houlihan Lokey	Needham & Company, LLC	Oppenheimer & Co.	Wedbush Securities

Through and Including          , 2011(the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Amount
to be Paid

Registration fee	$34,830
FINRA Filing fee	75,500
Stock exchange fee	*
Transfer agent’s fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 9.1 of the Registrant’s Bylaws provides for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law. In addition, the company provides indemnification to its directors and officers pursuant to indemnification agreements the company has entered into with each director and officer.

The proposed forms of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, we issued and sold the following securities that were not registered under the Securities Act:

On November 30, 2010, we sold $250,000,000 of our 9.500% Senior Notes due 2016 to qualified institutional buyers under Rule 144A of the Securities Act and to persons outside of the United States in compliance with Regulation S of the Securities Act. Subject to our completion of an initial public offering of our common stock, we are obligated to use our commercially reasonable efforts to commence an offer to exchange the notes under the Securities Act within 180 days.

On April 15, 2009, 40,000 shares of our common stock were issued to Jaime Narea in exchange for 98 units of Narbitec, LLC, a subsidiary of the company. The common stock was issued in reliance on Section 4(2) of the Securities Act.

On March 31, 2009, 493,828 shares of our Series C Convertible Preferred Stock were issued to Mitsui & Co., Ltd. in exchange for 137,143 ordinary shares in the capital of Brightstar Logistics Pte. The Series C Convertible Preferred Stock was issued in reliance on Section 4(2) of the Securities Act.

Over the past three years, we issued options to purchase 3,337,750 shares of common stock under the 2004 Plan and 2006 Plan, with a weighted average exercise price of $18.75 as of December 31, 2010. Over the past three years, 2,045,697 have been forfeited, 8,100 have been exercised for shares of our common stock, and the remaining 2,923,945 were outstanding as of December 31, 2010. The options to purchase common stock were issued in reliance on Rule 701 under the Securities Act. We did not, nor do we plan to, pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts, in connection with any of the issuances of securities listed above.

On May 3, 2011, we sold an additional $100,000,000 of our 9.500% Senior Notes due 2016 to qualified institutional buyers under Rule 144A of the Securities Act and to persons outside of the United States in compliance with Regulation S of the Securities Act. Subject to our completion of an initial public offering of our common stock, we are obligated to use our commercially reasonable efforts to commence an offer to exchange the notes under the Securities Act within 180 days.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

EXHIBIT INDEX

Exhibit
Number	Description

1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation*
3.2	By-Laws*
4.1	Form of Class A Common Stock Certificate*
4.2	Fourth Amended and Restated Stockholders’ Agreement of Brightstar Corp. dated September 30, 2008
5.1	Opinion of Davis Polk & Wardwell LLP*
10.1	Third Amended And Restated Revolving Credit And Security Agreement between PNC Bank, National Association, as lender and administrative agent, PNC Capital Markets LLC, as sole lead arranger, and the other lenders party thereto, Brightstar Corp. and Brightstar US, Inc., as borrowers, and the other loan parties signatory thereto dated December 23, 2010*
10.2	Consent and Amendment No. 1 to the Third Amended and Restated Revolving Credit and Security Agreement between PNC Bank, National Association, as lender and agent, and the other lenders party thereto, Brightstar Corp. and Brightstar US, Inc., as borrowers, and the other loan parties signatory thereto dated April 8, 2011*
10.3	Indenture, dated as of November 30, 2010, among Brightstar Corp., the guarantors party thereto and Deutsche Bank Trust Company Americas, as Trustee; governing the of 9.500% Senior Notes due 2016 (including the form of note)
10.4	Third Amended And Restated Shareholders’ Deed of Brightstar Europe Limited by and among WDC Limited Partnership, TD United Kingdom Acquisition Limited, Brightstar Corp., Tech Data Corporation and Brightstar Europe Limited dated April 29, 2011
10.5	Employment Agreement, dated June 1, 2011, by and between R. Marcelo Claure and Brightstar Corp.*†
10.6	Employment Agreement, dated June 1, 2011, by and between Dennis Strand and Brightstar Corp.*†
10.7	Employment Agreement, dated June 1, 2011, by and between Michael J Cost and Brightstar US, Inc.*†
10.8	Employment Agreement, dated June 1, 2011, by and between Oscar A. Rojas and Brightstar Corp.*†
10.9	Amended and Restated Employment Agreement, dated June 1, 2011, by and between Arturo A. Osorio and Brightstar Logistics PTY Limited*†
10.10	Brightstar Corp. 2004 Stock Incentive Plan*†
10.11	Brightstar Corp. 2006 Executive Stock Incentive Plan*†
10.12	Brightstar Corp. 2011 Stock Incentive Plan*†
10.13	Form of Director and Officer Indemnification Agreement*†
10.14	Form of Director and Officer Indemnification Agreement for directors appointed by LG Brightstar LLC*†
10.15	Compensation agreement, dated September 4, 2008, by and between Charles H. Fine and Brightstar Corp.*†
10.16	Service Agreement, dated as of September 3, 2006, among Research In Motion Corporation and Brightstar Corp. and Brightstar US Inc.*
21.1	Subsidiaries of the Registrant*
23.1	Consent of KPMG LLP
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)*
24.1	Power of Attorney (included on signature page)**

*	To be filed with subsequent amendment to the S-1.

**	Filed previously.

†	Indicates a management contract or compensatory plan or arrangement.

Item 17.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 27th day of June, 2011.

BRIGHTSTAR CORP.

By:	/s/ Dennis J. Strand
Name:     Dennis J. Strand

Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities, in the locations and on the dates indicated.

Signature		Title	Date

* R. Marcelo Claure		Chairman and Chief Executive Officer (Principal Executive Officer)	June 27, 2011

/s/ Dennis J. Strand Dennis J. Strand		Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	June 27, 2011

* Steven I. Bandel		Director	June 27, 2011

* Michael J. Cost		Director	June 27, 2011

* Oscar J. Fumagali		Director	June 27, 2011

* Rafael M. de Guzman III		Director	June 27, 2011

* Charles H. Fine		Director	June 27, 2011

* Alan E. Goldberg		Director	June 27, 2011

* Lance L. Hirt		Director	June 27, 2011

* Robert D. Lindsay		Director	June 27, 2011

* Thomas J. Meredith		Director	June 27, 2011

* Andrew S. Weinberg		Director	June 27, 2011

*By:	/s/ Dennis J. Strand Dennis J. Strand	Attorney-in-Fact	June 27, 2011

EXHIBIT INDEX

Exhibit
Number	Description

1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation*
3.2	By-Laws*
4.1	Form of Class A Common Stock Certificate*
4.2	Fourth Amended and Restated Stockholders’ Agreement of Brightstar Corp. dated September 30, 2008
5.1	Opinion of Davis Polk & Wardwell LLP*
10.1	Third Amended And Restated Revolving Credit And Security Agreement between PNC Bank, National Association, as lender and administrative agent, PNC Capital Markets LLC, as sole lead arranger, and the other lenders party thereto, Brightstar Corp. and Brightstar US, Inc., as borrowers, and the other loan parties signatory thereto dated December 23, 2010*
10.2	Consent and Amendment No. 1 to the Third Amended and Restated Revolving Credit and Security Agreement between PNC Bank, National Association, as lender and agent, and the other lenders party thereto, Brightstar Corp. and Brightstar US, Inc., as borrowers, and the other loan parties signatory thereto dated April 8, 2011*
10.3	Indenture, dated as of November 30, 2010, among Brightstar Corp., the guarantors party thereto and Deutsche Bank Trust Company Americas, as Trustee; governing the of 9.500% Senior Notes due 2016 (including the form of note)
10.4	Third Amended And Restated Shareholders’ Deed of Brightstar Europe Limited by and among WDC Limited Partnership, TD United Kingdom Acquisition Limited, Brightstar Corp., Tech Data Corporation and Brightstar Europe Limited dated April 29, 2011
10.5	Employment Agreement, dated June 1, 2011, by and between R. Marcelo Claure and Brightstar Corp.*†
10.6	Employment Agreement, dated June 1, 2011, by and between Dennis Strand and Brightstar Corp.*†
10.7	Employment Agreement, dated June 1, 2011, by and between Michael J Cost and Brightstar US, Inc.*†
10.8	Employment Agreement, dated June 1, 2011, by and between Oscar A. Rojas and Brightstar Corp.*†
10.9	Amended and Restated Employment Agreement, dated June 1, 2011, by and between Arturo A. Osorio and Brightstar Logistics PTY Limited*†
10.10	Brightstar Corp. 2004 Stock Incentive Plan*†
10.11	Brightstar Corp. 2006 Executive Stock Incentive Plan*†
10.12	Brightstar Corp. 2011 Stock Incentive Plan*†
10.13	Form of Director and Officer Indemnification Agreement*†
10.14	Form of Director and Officer Indemnification Agreement for directors appointed by LG Brightstar LLC*†
10.15	Compensation agreement, dated September 4, 2008, by and between Charles H. Fine and Brightstar Corp.*†
10.16	Service Agreement, dated as of September 3, 2006, among Research In Motion Corporation and Brightstar Corp. and Brightstar US Inc.*
21.1	Subsidiaries of the Registrant*
23.1	Consent of KPMG LLP
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)*
24.1	Power of Attorney (included on signature page)**

*	To be filed by subsequent amendment.

**	Filed previously.

†	Indicates a management contract or compensatory plan or arrangement.